As filed with the Securities and Exchange Commission on September 6, 2006
Registration No. 333-136419

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SUPERIOR BANCORP
(Exact Name of Registrant as Specified in its Charter)

Delaware	6711	63-1201350
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

17 North 20th Street
Birmingham, Alabama 35203
(205) 327-1400
(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

C. Stanley Bailey
Chief Executive Officer
Superior Bancorp
17 North 20th Street
Birmingham, Alabama 35203
(205) 327-1400
(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies to:

ROBERT E. LEE GARNER Haskell Slaughter Young & Rediker, LLC 1400 Park Place Tower 2001 Park Place North Birmingham, Alabama 35203 (205) 251-1000	RALPH F. MACDONALD, III Jones Day 1420 Peachtree Street N.E. Suite 800 Atlanta, Georgia 30309 (404) 581-8622

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier, effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further Amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Superior Bancorp	Community Bancshares, Inc.

PROPOSED MERGER — YOUR VOTE IS VERY IMPORTANT

Each of the boards of directors of Superior Bancorp and Community Bancshares, Inc. has unanimously approved a transaction that will result in the merger of Community Bancshares with and into Superior Bancorp. The stockholders of Superior Bancorp and Community Bancshares are being asked to approve the merger at meetings of the stockholders of each company.

If we complete the merger, Community Bancshares stockholders will be entitled to receive 0.8974 shares of Superior Bancorp common stock for each share of Community Bancshares common stock they own, subject to reduction if Community Bancshares does not have a net worth, as defined in the merger agreement, of at least $44,333,000 at the effective time of the merger.

Community Bancshares may establish and declare a cash dividend ten business days before the closing date equal to, in the aggregate, the amount, if any, by which the net worth, as defined in the merger agreement, of Community Bancshares exceeds $44,333,000. The amount of any such dividend may not be more than $4,400,000 in the aggregate.

We expect that the merger will qualify as a reorganization under the Internal Revenue Code, in which case Community Bancshares stockholders will not recognize gain or loss for federal income tax purposes upon the exchange of their shares of Community Bancshares common stock for shares of Superior Bancorp common stock. You should carefully read the description of material federal tax consequences beginning on page 90 of this joint proxy statement/prospectus and consult your own tax advisor.

We cannot complete the merger unless the stockholders of both companies approve the merger agreement. Each of our boards of directors unanimously recommends that you vote “FOR” the merger agreement and the merger.

Each of Superior Bancorp and Community Bancshares will hold a meeting of its stockholders to approve the merger. The places, dates and times of the meetings are as follows:

Superior Bancorp	Community Bancshares, Inc.
17 North 20th Street Birmingham, Alabama 35243 October 12, 2006 1:00 p.m.	Main Clubhouse at Limestone Springs 3000 Colonial Drive Oneonta, Alabama October 12, 2006 1:00 p.m.

Superior Bancorp common stock is quoted on the NASDAQ Global Market under the ticker symbol “SUPR”.

YOUR VOTE IS IMPORTANT. Please take the time to vote on the proposals by completing and mailing the enclosed proxy card, even if you plan to attend the stockholders’ meeting.

This joint proxy statement/prospectus provides you with detailed information about the proposed merger. In addition, you may obtain information about Superior Bancorp or Community Bancshares from documents that each has filed with the Securities and Exchange Commission. We encourage you to read this entire document carefully. You should also consider carefully the risk factors we describe beginning on page 36 of this joint proxy statement/prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this joint proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense. Shares of Superior Bancorp common stock are not bank accounts or deposits, are not federally insured by the FDIC and are not insured by any other state or federal agency.

This joint proxy statement/prospectus is dated September 6, 2006, and is first being mailed to stockholders of Superior Bancorp and Community Bancshares on or about September 7, 2006.

JOINT PROXY STATEMENT/PROSPECTUS

This joint proxy statement/prospectus incorporates by reference important business and financial information about Superior Bancorp and Community Bancshares from documents that are not included in or delivered with this document. This information is available to you without charge upon your written or oral request. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone from the appropriate company at the following address:

Superior Bancorp	Community Bancshares, Inc.
17 North 20th Street	68149 Highway 231 South
Birmingham, Alabama 35203	Post Office Box 1000
(205) 327-1400	Blountsville, Alabama 35031
Attention: Tom Jung	(205) 429-6053
Attention: William H. Caughran

Superior Bancorp and Community Bancshares file quarterly and annual reports with the Securities and Exchange Commission. You can obtain free copies of this information through the SEC website at http://www.sec.gov or through Superior Bancorp’s website at www.superiorbank.com or Community Bancshares’ website at www.communitybankal.com.

Stockholders requesting documents should do so by September 28, 2006, in order to receive them before the meetings. For additional information regarding where you can find more information about Superior Bancorp and Community Bancshares, see “Where You Can Find More Information” beginning on page 128.

You should rely only on information provided in this joint proxy statement/prospectus. Neither Superior Bancorp nor Community Bancshares has authorized anyone else to provide you with different information. The information in this joint proxy statement/prospectus about Superior Bancorp and its subsidiaries has been supplied by Superior Bancorp, and the information in this joint proxy statement/prospectus about Community Bancshares and Community Bank has been supplied by Community Bancshares. Although neither Superior Bancorp nor Community Bancshares has actual knowledge that would indicate that any statement or information (including financial statements) relating to the other party contained herein are inaccurate or incomplete, neither Superior Bancorp nor Community Bancshares warrants the accuracy or completeness of such statements or information as they relate to any other party. Superior Bancorp is not making an offer of these securities in any state or jurisdiction where the offer is not permitted. Neither Superior Bancorp nor Community Bancshares is soliciting proxies in any state or jurisdiction where the solicitation of proxies is not permitted.

SUPERIOR BANCORP

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
to be held October 12, 2006
1:00 p.m.

17 North 20th Street
Birmingham, Alabama 35243

NOTICE IS HEREBY GIVEN THAT Superior Bancorp will hold a special meeting of stockholders on October 12, 2006, at 1:00 p.m. at its principal executive offices located at 17 North 20th Street, Birmingham, Alabama 35203 for the following purposes:

1. Merger.   To consider and vote on an Agreement and Plan of Merger, dated as of April 29, 2006, under which Community Bancshares, Inc., a Delaware bank holding company, will merge with and into Superior Bancorp, a Delaware-chartered thrift holding company. The merger agreement, which describes the merger in more detail, is included in the accompanying joint proxy statement/prospectus as Annex A.

2. Other Business.   To transact such other business as may properly come before the special meeting or any postponement or adjustments of the special meeting.

Only stockholders of record at the close of business on August 25, 2006 will be entitled to notice of and to vote at the Superior Bancorp special meeting or any adjournments or postponements thereof. The approval of the merger agreement requires the approval of the holders of a majority of the shares of Superior Bancorp common stock outstanding and entitled to vote at the meeting.

The board of directors of Superior Bancorp unanimously recommends that holders of Superior Bancorp common stock vote “FOR” the proposals listed above.

It is important that your shares be represented at the special meeting regardless of the number of shares you own. Even if you plan to attend the special meeting, we urge you to complete, sign and date the enclosed proxy card and return it in the envelope provided as promptly as possible. If you attend the special meeting, you may vote either in person or by proxy. You may revoke any proxy you give at any time before its exercise in the manner described in the joint proxy statement/prospectus.

BY ORDER OF THE BOARD OF DIRECTORS,

/s/  C. Stanley Bailey
C. Stanley Bailey
Chief Executive Officer

September 6, 2006
Birmingham, Alabama

COMMUNITY BANCSHARES, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
to be held October 12, 2006
1:00 p.m.

Main Clubhouse
Limestone Springs
3000 Colonial Drive
Oneonta, Alabama

NOTICE IS HEREBY GIVEN THAT Community Bancshares, Inc. will hold its annual meeting of stockholders on October 12, 2006, at 1:00 p.m. at the Main Clubhouse at Limestone Springs, 3000 Colonial Drive, Oneonta, Alabama for the following purposes:

1. Merger.   To consider and vote on an Agreement and Plan of Merger, dated as of April 29, 2006, under which Community Bancshares will merge with and into Superior Bancorp, a Delaware-chartered thrift holding company, headquartered in Birmingham, Alabama. The merger agreement, which describes the merger in more detail, is included in the accompanying joint proxy statement/prospectus as Annex A.

2. Election of Directors.   To elect Messrs. Stacey W. Mann, Philip J. Timyan and Jimmie A. Trotter as Class I directors of Community Bancshares, to serve until the earlier of the completion of the merger with Superior Bancorp or Community Bancshares’ 2009 Annual Meeting of Stockholders.

3. Other Business.   To transact such other business as may properly come before the annual meeting or any postponement or adjustments of the annual meeting.

Only stockholders of record at the close of business on August 15, 2006, will be entitled to notice of and to vote at the Community Bancshares annual meeting or any adjournments or postponements thereof. The approval of the merger agreement requires the approval of the holders of a majority of the shares of the Community Bancshares common stock outstanding and entitled to vote at the meeting. The election of nominees as directors requires the affirmative vote of the holders of shares of common stock representing a plurality of the votes cast at the annual meeting at which a quorum is present. This means that the three director nominees receiving the most votes will be elected.

The board of directors of Community Bancshares unanimously recommends that holders of Community Bancshares common stock vote “FOR” the proposals listed above.

It is important that your shares be represented at the annual meeting regardless of the number of shares you own. Even if you plan to attend the annual meeting, we urge you to complete, sign and date the enclosed proxy card and return it in the envelope provided as promptly as possible. If you attend the annual meeting, you may vote either in person or by proxy. You may revoke any proxy you give at any time before its exercise in the manner described in the joint proxy statement/prospectus.

BY ORDER OF THE BOARD OF DIRECTORS,

/s/  Patrick M. Frawley
Patrick M. Frawley
Chairman, Chief Executive Officer and President

September 6, 2006
Blountsville, Alabama

DO NOT SEND STOCK CERTIFICATES WITH YOUR PROXY CARD.

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Page

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	128
Annex A — Agreement and Plan of Merger	A-1
Annex B — Opinion of Sandler, O’Neill & Partners, Inc.	B-1
Annex C — Opinion of Burke Capital Group, L.L.C.	C-1
Annex D — Opinion of FIG Partners LLC	D-1
EX-8 FORM OF OPINION OF BALCH & BINGHAM LLP
EX-10.1 AGREEMENT WITH PATRICK M. FRAWLEY
EX-10.2 AGREEMENT WITH STACEY W. MANN
EX-10.3 AGREEMENT WITH JOHN W. BROTHERS
EX-10.4 AGREEMENT WITH WILLIAM H. CAUGHRAN, JR.
EX-23.1 CONSENT OF CARR, RIGGS & INGRAM, LLC
EX-23.2 CONSENT OF ERNST & YOUNG LLP
EX-23.3 CONSENT OF CARR, RIGGS & INGRAM, LLC

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	What are Superior Bancorp and Community Bancshares proposing at the stockholders’ meetings?

A:	At the meetings, the stockholders of each company will be asked to vote for a proposal to approve the Agreement and Plan of Merger between Superior Bancorp and Community Bancshares by which Community Bancshares will be merged with and into Superior Bancorp. Since Community Bancshares is considering approval of the merger as part of its annual meeting of stockholders, its stockholders will also be asked to elect directors to serve until the earlier of the consummation of the merger with Superior Bancorp or Community Bancshares’ 2009 annual meeting of stockholders.

Q:	What should I do now?

A:	After carefully reviewing this document, please indicate on your proxy card how you want to vote and sign and date your proxy card. Mail your signed proxy card in the enclosed return envelope as soon as possible to ensure that your shares are represented at the applicable meeting.

If you sign, date and send in your proxy and do not indicate how you want to vote, your proxy will be voted in favor of the merger agreement and the merger. If you do not sign and send in your proxy and if you do not attend and cast your vote in person at the applicable meeting, it will have the same effect as a vote against the merger agreement and the merger.

Q:	What vote is required to approve the merger?

A:	Approval of the merger agreement requires the affirmative vote of a majority of the outstanding shares of both Community Bancshares common stock and Superior Bancorp common stock. The non-officer directors of Community Bancshares have agreed, subject to their fiduciary duties, to vote 908,952 shares, or approximately 10.15% of the outstanding shares, in favor of the merger. See “The Merger — Interests of Directors, Officers and Others in the Merger — Share Ownership of Officers and Directors” beginning on page 86 and “The Merger — Interests of Directors, Officers and Others in the Merger — Support Agreements” beginning on page 89.

Q:	What do the Superior Bancorp and Community Bancshares boards of directors recommend?

A.	The boards of directors of Superior Bancorp and Community Bancshares have both unanimously approved and adopted the merger and the merger agreement. Accordingly, the boards of directors of both Superior Bancorp and Community Bancshares unanimously recommend that their stockholders vote “FOR” approval of the merger agreement and the merger.

Q:	What will Community Bancshares stockholders receive in the merger?

A.	Community Bancshares stockholders will receive 0.8974 shares of Superior Bancorp common stock for each share of Community Bancshares common stock. The exchange ratio is subject to adjustment if Community Bancshares does not have a net worth, as defined in the merger agreement, of at least $44,333,000 at the effective time of the merger.

Q:	What happens to the options and warrants previously granted by Community Bancshares with respect to the merger?

A.	All outstanding Community Bancshares options and warrants will be cancelled and the holders will receive cash in exchange for each option or warrant equal to the amount resulting when the number of shares obtainable under the options or warrants held is multiplied by the difference between $10.50 and the exercise price per share of the option or warrant. See “The Merger — The Merger Agreement — Treatment of Community Bancshares Stock Options and Warrants” on page 76.

Q:	Will Community Bancshares stockholders be able to trade Superior Bancorp common stock they receive pursuant to the merger?

A:	Yes. Superior Bancorp common stock issued pursuant to the merger will be registered under the Securities Act of 1933 and will be listed on the NASDAQ Global Market under the ticker symbol “SUPR”. All shares of Superior Bancorp common stock that you receive pursuant to the merger will be freely transferable unless you are deemed an affiliate of Community Bancshares at the time of the merger or become an affiliate of Superior

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Bancorp. Affiliates of Community Bancshares may, however, be able to freely sell the shares they receive pursuant to the merger, subject to applicable securities regulations. See “The Merger — Resale of Superior Bancorp Common Stock by Affiliates” on page 92.

Q:	Can I change my vote after I have mailed my signed proxy card?

A:	Yes. You can change your vote at any time before your proxy is voted at the meeting. You can do this in one of three ways. First, you can send a written notice stating that you would like to revoke your proxy. Second, you can complete and submit a new proxy card. If you choose either of these two methods, you must submit your notice of revocation or your new proxy card to Community Bancshares or Superior Bancorp, as appropriate, at the address below, before the meeting. Third, you can attend the applicable meeting and vote in person. Simply attending the meeting, however, will not revoke your proxy.

Q:	Should I send in my stock certificates now?

A:	No. After the merger is completed, we will send you written instructions on exchanging your Community Bancshares stock certificates for Superior Bancorp stock certificates.

Q:	When do you expect the merger to be completed?

A:	We expect to complete the merger in the fourth quarter of 2006. However, we cannot assure you when or if the merger will occur. We must first obtain the approvals of our respective stockholders and the necessary regulatory approvals and various conditions specified in the merger agreement must be satisfied or waived.

Q:	Who can help answer my questions?

A:	If you have more questions about the merger or the meetings or if you need additional copies of this joint proxy statement/prospectus, you should contact:

Superior Bancorp	Community Bancshares, Inc.
17 North Twentieth Street	68149 Highway 231 South
Birmingham, Alabama 35203	Post Office Box 1000
Attention: Investor Relations — Tom Jung	Blountsville, Alabama 35031
Telephone: (205) 327-1400	Attention: William H. Caughran
Telephone: (205) 429-6053

SUMMARY OF JOINT PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this joint proxy statement/prospectus and may not contain all of the information that is important to you. For a more complete understanding of the merger and for a more complete description of the legal terms of the merger agreement, you should carefully read this entire joint proxy statement/prospectus and the documents to which we have referred you. This will help you to understand the merger and related matters fully and their legal terms. See “Where You Can Find More Information” beginning on page 128.

The Companies
(See pages 94 and 95)

Superior Bancorp
17 North 20th Street
Birmingham, Alabama 35203
(205) 327-1400

Superior Bancorp is a Delaware-chartered thrift holding company, headquartered in Birmingham, Alabama. Superior Bancorp was known as The Banc Corporation until May 18, 2006, when its stockholders approved the change of its corporate name to Superior Bancorp. Superior Bancorp offers a broad range of banking and related services through Superior Bank (formerly known as The Bank), its principal subsidiary. Superior Bank is a federal savings bank with a total of 26 branches, 19 locations throughout the state of Alabama and seven locations along Florida’s panhandle. Superior Bank also has loan production offices in Montgomery, Alabama, Tallahassee, Florida and Panama City, Florida. At June 30, 2006, Superior Bancorp had assets of approximately $1.531 billion, loans of approximately $1.081 million, deposits of approximately $1.140 billion and stockholders’ equity of approximately $105.9 million.

On August 31, 2006, Superior Bancorp completed its merger with Kensington Bankshares, Inc., the holding company for First Kensington Bank, a Florida state bank with eight branches in the Tampa Bay area. Under the terms of the merger agreement, Superior Bancorp issued 1.60 shares of its common stock for each share of Kensington Bankshares common stock. Based on the closing price per share for Superior Bancorp common stock on August 31, 2006, the transaction was valued at approximately $72.6 million. The Tampa Bay area will be Superior Bancorp’s largest market and has a higher projected population growth than any of Superior Bancorp’s current banking markets.

Superior Bancorp common stock is traded on the NASDAQ Global Market under the symbol “SUPR.”

As used in this joint proxy statement/prospectus, the term “Superior Bancorp” refers to Superior Bancorp and its subsidiaries and affiliates, including Superior Bank, unless the context requires otherwise.

Community Bancshares, Inc.
68149 Highway 231 South
Post Office Box 1000
Blountsville, Alabama 35031
(205) 429-6053

Community Bancshares is a Delaware-chartered bank holding company, headquartered in Blountsville, Alabama. Community Bancshares conducts its banking operations through Community Bank, an Alabama-chartered bank with 17 banking offices in Alabama. Community Bancshares also operates a consumer finance subsidiary, 1st Community Credit Corporation, and two insurance agency subsidiaries, Community Insurance Corp. and Southern Select Insurance, Inc. At June 30, 2006, Community Bancshares had assets of approximately $571.9 million, loans of approximately $362.7 million, deposits of approximately $436.0 million and stockholders’ equity of approximately $43.7 million.

Community Bancshares common stock is traded on the NASDAQ Capital Market under the symbol “COMB.”

As used in this joint proxy statement/prospectus, the term “Community Bancshares” refers to Community Bancshares, Inc. and its subsidiaries and affiliates, including Community Bank, unless the context requires otherwise.

The Stockholder Meetings
(See pages 42 and 43)

Superior Bancorp will hold a special meeting of stockholders on October 12, 2006, at 1:00 p.m., local time, at its principal executive offices located at 17 North 20th Street, Birmingham, Alabama.

Community Bancshares will hold its annual meeting of stockholders on October 12, 2006, at 1:00 p.m., local time, at the Main Clubhouse at Limestone Springs, 3000 Colonial Drive, Oneonta, Alabama.

At each meeting, stockholders will be asked to vote on a proposal to approve and adopt the merger agreement providing for the merger of Community Bancshares with and into Superior Bancorp and on any other business that properly arises during the meeting. Since Community Bancshares is holding its annual meeting of stockholders, its stockholders will also be asked to elect three Class 1 directors to serve until the earlier of the consummation of the merger with Superior Bancorp or Community Bancshares’ 2009 annual meeting of stockholders.

The Merger
(See page 45)

If the conditions for completing the merger are satisfied, Community Bancshares will merge with and into Superior Bancorp. Superior Bancorp will be the surviving corporation, and Community Bancshares will cease to exist. Upon the effective date of the merger, Community Bank will merge with and into Superior Bank.

We have attached the merger agreement to this joint proxy statement/prospectus as Annex A. The merger agreement is the legal document that establishes the terms and conditions of the merger, and you should read the entire merger agreement carefully.

Board of Directors of the Surviving Corporation
(See page 84)

At the effective time of the merger, the boards of directors of Superior Bancorp and its subsidiaries, including Superior Bank, will consist of those persons serving before the effective time. Superior Bancorp will elect two independent members of the current Community Bancshares board of directors to the board of directors of Superior Bancorp and Superior Bank at the first board meeting after the effective time of the merger.

Reasons for the Merger
(See pages 47 and 48)

In reaching its decision to approve and adopt the merger agreement, the board of directors of Superior Bancorp considered a number of factors as generally supporting its decision, including the following:

•	the opportunity to consolidate Superior Bancorp’s Alabama market presence and to rationalize its current branch system;

•	the addition of branches in the Huntsville market without the expense and time needed for establishing de novo branches in the Huntsville market;

•	the numerous customer relationships Community Bank has in the North Alabama market;

•	the expected impact on future earnings of the combined companies;

•	the expected impact on stockholder value of the combined companies;

•	the financial terms of recent business combinations in the financial services industry and a comparison of the multiples of selected combinations with the terms of the proposed transaction with Community Bancshares; and

•	the opinions of Sandler O’Neill & Partners L.P. and Burke Capital Group, L.L.C. that the consideration to be received by Community Bancshares’ stockholders pursuant to the merger agreement is fair from a financial point of view to Superior Bancorp’s stockholders.

In reaching its decision to approve and adopt the merger agreement, the board of directors of Community Bancshares considered a number of factors as generally supporting its decision, including the following:

•	the financial terms of the merger, including the relationship of the merger consideration to be received by the stockholders of Community Bancshares to the earnings per share, assets, deposits, and the tangible and total book values of Community Bancshares common stock, and to the contribution analyses of the respective institutions in the merger compared to their percentage ownership, in total assets, net loans, total deposits and total equity in the combined company;

•	the estimated discounted cash flow values of Community Bancshares common stock;

•	comparable transactions;

•	the fact that stockholders of Community Bancshares will receive the merger consideration in shares of Superior Bancorp common stock, which is publicly traded with greater average daily volume than Community Bancshares common stock;

•	the potentially significant costs of protecting the stockholders’ interests generally against the proxy contest initiated by a New York-based hedge fund;

•	the opinion rendered by FIG Partners LLC that the exchange of Community Bancshares common stock for Superior Bancorp common stock on the terms and conditions set forth in the merger agreement is fair to the stockholders of Community Bancshares from a financial point of view;

•	the likelihood that the growth of Community Bancshares without the affiliation with a larger holding company would be limited because of Community Bancshares’ need for increased capital, personnel and other resources to support growth, the costs of rationalizing its branches, including the likelihood of recouping substantial existing investments in slow-growing markets located long distances from Community Bancshares’ principal operations, and the costs of complying with Section 404 of the Sarbanes-Oxley Act of 2002;

•	the treatment of the merger as a tax-free exchange for federal income tax purposes with respect to the Community Bancshares common stock exchanged for Superior Bancorp common stock;

•	trends in the markets for financial services and increased competition;

•	the likelihood that affiliation with a larger holding company would provide the opportunity to realize economies of scale, increase efficiencies of operations, and enhance the development of new products and services to better serve Community Bancshares’ customers;

•	the potential benefits and opportunities for employees of Community Bancshares, as a result of both employment opportunities and benefit plans in a larger organization; and

•	the likelihood of the merger’s being approved by applicable regulatory authorities without adverse conditions or delay.

Boards of Directors of Superior Bancorp and Community Bancshares Recommend Stockholder Approval

Each of the boards of directors of Superior Bancorp and Community Bancshares believes that the merger is in the best interests of its respective company and its respective stockholders and recommends that stockholders vote “FOR” the approval of the merger agreement and the merger.

Opinion of Superior Bancorp’s Financial Advisors
(See pages 49 and 60)

Each of Sandler O’Neill & Partners, L.P. and Burke Capital Group, L.L.C. delivered a written opinion to the board of directors of Superior Bancorp to the effect that, as of April 29, 2006, and subject to various assumptions and limitations in their respective opinions, the consideration for which shares of Community Bancshares common stock will be exchanged in the merger is fair from a financial point of view to Superior Bancorp stockholders.

The opinions of Sandler O’Neill & Partners, L.P. and Burke Capital Group, L.L.C. are attached to this joint proxy statement/prospectus as Annexes B and C, respectively. You should read the entire opinions carefully in connection with your consideration of the merger.

Opinion of Community Bancshares’ Financial Advisor
(See page 68)

FIG Partners LLC delivered a written opinion to the board of directors of Community Bancshares to the effect that, as of April 29, 2006, and subject to various assumptions and limitations in its opinion, the consideration for which shares of Community Bancshares common stock will be exchanged in the merger is fair from a financial point of view to Community Bancshares stockholders.

The opinion of FIG Partners LLC is attached to this joint proxy statement/prospectus as Annex D. You should read the entire opinion carefully in connection with your consideration of the merger.

Vote Required

To approve the merger, a majority of the outstanding shares of Community Bancshares common stock entitled to vote at the annual meeting and a majority of the outstanding shares of Superior Bancorp common stock entitled to vote at the special meeting must vote “for” the merger agreement and the merger.

Community Bancshares Stockholders Will Receive Shares of Superior Bancorp Common Stock
(See page 75)

When the merger is completed, Community Bancshares stockholders will have the right to receive 0.8974 shares of Superior Bancorp common stock in exchange for each share of Community Bancshares common stock they own, subject to the following provisions. In the event that the actual net worth, as defined in the merger agreement, of Community Bancshares is less than $44,333,000, then the exchange ratio shall be reduced by a factor equal to the percentage obtained by dividing (1) the amount by which the net worth of Community Bancshares is less than $44,333,000 by (2) $44,333,000.

Community Bancshares Optionholders and Warrantholders Will Receive Cash in Exchange for Community Bancshares Options and Warrants
(See page 76)

At the effective time of the merger, all outstanding Community Bancshares options and warrants will be cancelled and each holder of a Community Bancshares option or warrant will be entitled to receive in exchange for each option or warrant cash equal to the amount resulting when the number of shares obtainable under the options or warrants held is multiplied by the difference between $10.50 and the exercise price per share of the option or warrant.

Community Bancshares May Declare a Dividend Before the Effective Date of the Merger
(See page 76)

Community Bancshares may establish and declare, 10 business days before the closing date of the merger, a cash dividend with respect to Community Bancshares common stock equal to the amount, if any, by which Community Bancshares’ net worth, as defined in the merger agreement, exceeds $44,333,000, provided that the aggregate amount of the dividend does not exceed $4,400,000. Community Bancshares cannot predict whether or not its net worth will exceed $44,333,000 at the relevant time, or whether a dividend may be declared or paid, in whole or in part.

Listing of Superior Bancorp Common Stock
(See page 89)

Superior Bancorp common stock issued pursuant to the merger will be registered under the Securities Act of 1933 and will be listed on the NASDAQ Global Market under the ticker symbol “SUPR”. Shares of Superior Bancorp common stock that Community Bancshares stockholders will receive will be freely transferable unless the stockholder is an affiliate of Community Bancshares at the time of the merger or becomes an affiliate of Superior Bancorp after the merger. Affiliates of Community Bancshares may, however, be able to freely sell the shares they receive in the merger subject to the terms of any affiliate agreement and any applicable securities laws.

Other Interests of Officers and Directors of Community Bancshares in the Merger
(See page 85)

You should be aware that the officers and directors of Community Bancshares, who are also stockholders of Community Bancshares, have interests in the merger that are different from or in addition to your interests. Patrick M. Frawley, Chairman, President and Chief Executive Officer of Community Bancshares, Stacey W. Mann, President of Community Bank, John W. Brothers, Chief Operating Officer of Community Bank, and William H. Caughran, Jr., General Counsel of Community Bancshares and Community Bank, have entered into consulting/employment agreements with Superior Bancorp. Kerri Kinney, Chief Financial Officer of Community Bancshares, will be eligible to receive certain payments under her current change in control agreement with Community Bancshares following the merger under certain circumstances. In addition, two independent Community Bancshares directors, who will be selected by Superior Bancorp, will be elected as Superior Bancorp directors and Superior Bank directors at the first board meeting after the effective time of the merger, and the remaining directors of Community Bancshares will become advisory directors of Superior Bank’s North Alabama market. Further, Community Bancshares is obligated to provide extended coverage under its officers and directors liability insurance policy for six years following the effective date of the merger, and Superior Bancorp has agreed to indemnify the current officers and directors of Community Bancshares for a period of six years following the effective date of the merger.

Share Ownership of Directors and Executive Officers
(See page 86)

As of August 25, 2006, the directors and executive officers of Superior Bancorp beneficially owned and were entitled to vote approximately 2,705,816 shares, or approximately 13.28% of the outstanding shares, of Superior Bancorp common stock. Superior Bancorp’s directors have unanimously approved the merger agreement and are expected to vote in favor of the merger agreement and the merger.

As of August 15, 2006, the directors and executive officers of Community Bancshares beneficially owned and were entitled to vote approximately 965,769 shares, or approximately 10.79% of the shares of Community Bancshares common stock. Community Bancshares’ non-officer directors have agreed in writing to vote 908,952 shares of Community Bancshares common stock for which they have voting power, or approximately 10.15% of the shares of Community Bancshares, in favor of the merger agreement and the merger.

Conditions to the Completion of the Merger
(See page 79)

In order to complete the merger, Superior Bancorp and Community Bancshares must satisfy a number of mutual conditions, including the following:

•	the merger agreement will have been approved by the Superior Bancorp stockholders and the Community Bancshares stockholders;

•	all necessary regulatory approvals and consents will have been received from the Office of Thrift Supervision, the SEC and other regulatory authorities;

•	all other consents will have been obtained that are required for the consummation of the merger for the prevention of a default under any contract or permit which if not obtained is reasonably likely to have a material adverse effect on the party subject to the contract or permit;

•	no court or governmental agency will have enacted, issued or enforced any law or order or taken any other action to prohibit or restrict the merger;

•	the registration statement of which this joint proxy statement/prospectus forms a part will have been declared effective by the SEC and will not be subject to a stop order and no other proceedings are pending or threatened by the SEC, any bank regulatory agency or any state; and

•	Superior Bancorp and Community Bancshares will each have received an opinion of Balch & Bingham LLP regarding the tax consequences of the merger.

The obligation of Superior Bancorp to complete the merger is subject to the satisfaction of the following conditions, among others:

•	all representations and warranties of Community Bancshares contained in the merger agreement are true and correct in all material respects and Community Bancshares will have performed in all material respects all agreements and covenants required by the merger agreement to be performed by Community Bancshares;

•	Community Bancshares will have a net worth, as defined in the merger agreement, of not less than $44,333,000;

•	Community Bancshares will have provided certain closing certificates with respect to the merger and the financial and regulatory condition of Community Bancshares and its subsidiaries;

•	Superior Bancorp will have received an opinion of Jones Day, counsel to Community Bancshares, as to certain legal matters;

•	Community Bancshares will have used its best efforts to obtain an agreement from its directors, executive officers and affiliates regarding the sale and disposition of such person’s stock;

•	the opinions of Sandler O’Neill & Partners, L.P. and Burke Capital Group, L.L.C. that the terms of the merger agreement and merger are fair to the stockholders of Superior Bancorp from a financial point of view will not have been withdrawn before the effective time of the merger;

•	each of the executive officers and directors of Community Bancshares will have delivered a letter to Superior Bancorp to the effect that he or she is not aware of any claims he or she may have against Community Bancshares; and

•	Community Bancshares will have paid off in full and terminated its line of credit with First Commercial Bank and all liens and collateral for the line of credit will have been released in full.

The obligations of Community Bancshares are subject to the satisfaction or waiver of the following conditions:

•	all representations and warranties of Superior Bancorp contained in the merger agreement will be true and correct in all material respects, and Superior Bancorp will have performed in all material respects all agreements and covenants required by the merger agreement to be performed by Superior Bancorp;

•	Superior Bancorp will have provided certain closing certificates with respect to the merger and the financial and regulatory condition of Superior Bancorp and its subsidiaries;

•	Community Bancshares will have received the opinion of Balch & Bingham LLP, counsel to Superior Bancorp, as to certain legal matters;

•	the opinion of FIG Partners LLC that the terms of the merger agreement and the merger are fair to the stockholders of Community Bancshares from a financial point of view will not have been withdrawn before the effective time of the merger;

•	the shares of Superior Bancorp common stock to be issued in the merger will have been approved for listing on the NASDAQ Global Market;

•	the board of directors of Community Bancshares will have made no determination that the merger has become impractical because of any state of war, declaration of a banking moratorium or a general suspension of trading of Superior Bancorp common stock on the NASDAQ Global Market; and

•	Superior Bancorp will have assumed all obligations of Community Bancshares under the Indenture with respect to the debentures issued by Community Bancshares and the trust preferred securities issued by Community (AL) Capital Statutory Trust I, a wholly owned subsidiary of Community Bancshares.

Except for stockholder approval and other legal and regulatory requirements, any condition to the merger may be waived by the company entitled to assert the condition.

Regulatory Approvals
(See page 83)

The merger of Community Bank into Superior Bank must be approved by the Office of Thrift Supervision. Superior Bancorp filed on September 1, 2006, all of the required notices and applications with the Office of Thrift Supervision.

No Solicitation of Other Transactions By Community Bancshares
(See page 82)

Community Bancshares has agreed that it will not initiate or encourage any discussions regarding a business combination of Community Bancshares with any other party.

Termination of the Merger Agreement
(See page 81)

The boards of directors of Superior Bancorp and Community Bancshares may agree to mutually terminate the merger agreement without completing the merger even after their respective stockholders approve the merger. In addition, Superior Bancorp or Community Bancshares can terminate the merger agreement if any of the following occurs:

•	The other party is in material breach of its representations or warranties under the merger agreement, the breach has not been or cannot be cured within 30 days after notice of the breach, and the breach would provide the non-breaching party the ability to refuse to consummate the merger;

•	The other party is in material breach of any of its covenants or other agreements under the merger agreement which has not been or cannot be cured within 30 days after notice of the breach or if the party has not satisfied all of its conditions or obligations; or

•	The merger is not completed by March 31, 2007.

Community Bancshares may terminate the merger agreement in any of the following events:

•	if its board of directors determines by majority vote at any time during the five-business-day period commencing on the date that all regulatory approvals and consents are received (the determination date) that, on the determination date, (1) the ten-day average closing price of Superior Bancorp common stock is less than $9.94, and (2) the number obtained by dividing the Superior Bancorp stock price on the determination date by the reference Superior Bancorp stock price of $11.70 is less than the Bank Index Ratio minus 0.15. The Bank Index Ratio is equal to the quotient obtained by dividing the average of the NASDAQ Bank Index as reported on NASDAQ for the ten consecutive trading days immediately preceding the determination date by 3,193.47. Community Bancshares must give Superior Bancorp notice of its election to terminate, and Superior Bancorp will have the option to pay additional consideration in stock, cash or a combination of both so that the aggregate consideration payable by Superior Bancorp per share will be valued at the lesser of (1) the product obtained by multiplying (A) the product of 0.85 and $11.70 by (B) the exchange ratio and (2) the product obtained by multiplying (A) the Bank Index Ratio and $11.70 multiplied by (B) the exchange ratio. If Superior Bancorp elects to pay such additional consideration within the five day period, the merger agreement will not be terminated; or

•	if before the approval of the merger agreement by the stockholders of Community Bancshares, the board of directors of Community Bancshares has (1) withdrawn or modified or changed its recommendation or approval of the merger agreement and the merger consideration in a manner adverse to Superior Bancorp to approve and permit Community Bancshares to accept a superior proposal, and (2) determined after consideration of written advice of Community Bancshares’ legal counsel that the termination of the merger agreement is necessary to comply with its fiduciary duties under applicable laws; provided, however, that at least two business days before any such termination Community Bancshares will negotiate with Superior Bancorp to amend the merger agreement to enable Community Bancshares to proceed with the merger (the “Fiduciary Duty Termination Rights”).

Superior Bancorp may terminate the merger agreement in any of the following events (the “Superior Bancorp Termination Rights”):

•	the board of directors of Community Bancshares fails to reaffirm its approval of the merger upon Superior Bancorp’s request or resolves not to reaffirm the merger;

•	the board of directors of Community Bancshares does not include in its proxy statement its recommendation, without modification or qualification, that Community Bancshares stockholders approve the merger or withdraws, qualifies or modifies, or proposes publicly to withdraw, qualify or modify, in any manner adverse to Superior Bancorp, its recommendation to Community Bancshares stockholders to approve the merger;

•	the board of directors of Community Bancshares affirms, recommends or authorizes entering into any acquisition transaction other than the merger or the board of Community Bancshares does not recommend against any tender or exchange offer or takes no position with respect to any tender or exchange offer within ten business days of commencement of a tender or exchange offer; or

•	the board of directors of Community Bancshares negotiates or authorizes any negotiations with a third party regarding a proposal other than the merger.

Termination Fees
(See page 82)

If (1) Community Bancshares terminates the merger agreement pursuant to its Fiduciary Duty Termination Rights or (2) if Superior Bancorp terminates the merger agreement pursuant to the Superior Bancorp Termination Rights, and Community Bancshares thereafter enters into a definitive agreement with respect to an acquisition proposal or transaction, then Community Bancshares will pay to Superior Bancorp a termination fee of $4,000,000.

Accounting Treatment
(See page 89)

The merger will be accounted for using the purchase method of accounting for financial reporting purposes.

Material Federal Income Tax Consequences
(See page 90)

Superior Bancorp and Community Bancshares expect that the merger will qualify as a reorganization under the Internal Revenue Code. Balch & Bingham LLP will opine that the merger will qualify as a reorganization for federal income tax purposes. If the merger does qualify as a reorganization, Community Bancshares stockholders will generally not recognize gain or loss for federal income tax purposes upon the exchange of their shares of Community Bancshares common stock for Superior Bancorp common stock. The tax consequences of the merger to you will depend on the facts of your own situation. You are advised to consult your tax advisor as to the tax consequences of the merger to you.

Dissenters’ Rights of Appraisal of Community Bancshares Stockholders

Because Community Bancshares’ common stock is held by more than 2,000 persons, there are no dissenters’ rights of appraisal with respect to the merger.

Differences in Stockholders’ Rights
(See page 98)

When the merger is completed, if you are a Community Bancshares stockholder, you will become a stockholder of Superior Bancorp. The rights of Superior Bancorp stockholders differ from the rights of Community Bancshares stockholders in certain significant ways as a result of provisions in Superior Bancorp’s restated certificate of incorporation and bylaws.

Risk Factors
(See page 36)

See “Risk Factors” for a discussion of certain risk factors related to the merger and the business of Superior Bancorp.

MARKET PRICE AND DIVIDEND INFORMATION

Superior Bancorp common stock currently trades on the NASDAQ Global Market under the ticker symbol “SUPR”. Superior Bancorp common stock traded on the NASDAQ Global Market under the ticker symbol “TBNC” until May 19, 2006. As of August 25, 2006, there were approximately 831 record holders of Superior Bancorp common stock.

Community Bancshares common stock has been traded on the NASDAQ Capital Market since September 20, 2005, under the ticker symbol “COMB”. Community Bancshares common stock had previously been traded since February 26, 2004, on the over-the-counter market under the same symbol. Share prices and data presented below are based on reported information on the over-the-counter market and the NASDAQ Capital Market. Before February 26, 2004, Community Bancshares common stock was not traded on NASDAQ or any other organized market. As of May 26, 2006, there were approximately 2,204 record holders of Community Bancshares common stock.

The following table sets forth, for the calendar periods indicated, the range of high and low reported sales prices:

	Superior Bancorp		Community Bancshares
	High	Low	High	Low

2004
First Quarter	$8.77	$7.14	$6.80	$5.25
Second Quarter	7.56	6.25	8.25	6.80
Third Quarter	7.04	6.13	7.25	6.56
Fourth Quarter	8.74	6.93	7.25	6.60
2005
First Quarter	$11.25	$8.00	$7.98	$6.75
Second Quarter	10.85	9.25	8.00	7.25
Third Quarter	10.91	10.34	8.25	7.95
Fourth Quarter	12.00	10.49	8.74	8.07
2006
First Quarter	$11.90	$10.70	$8.65	$8.00
Second Quarter	11.87	10.71	10.50	8.35
Third Quarter (through September 5, 2006)	11.88	10.54	10.37	9.33

On April 28, 2006, the last reported sale price for Superior Bancorp common stock before the public announcement of the merger was $11.25 per share. On September 5, 2006, the last reported sale price for Superior Bancorp common stock was $11.85 per share.

On April 28, 2006, the last reported sale price for Community Bancshares common stock before the public announcement of the merger was $10.44 per share. On September 5, 2006, the last reported sale price for Community Bancshares common stock was $10.37 per share.

Dividends

Holders of Superior Bancorp common stock are entitled to receive dividends when, as and if declared by the board of directors. Superior Bancorp derives cash available to pay dividends primarily, if not entirely, from dividends paid to Superior Bancorp by its subsidiaries. There are certain restrictions that limit Superior Bank’s ability to pay dividends to Superior Bancorp and, in turn, Superior Bancorp’s ability to pay dividends to its stockholders. Superior Bancorp’s ability to pay dividends will depend on its earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, its ability to service any equity or debt obligations senior to Superior Bancorp common stock and other factors deemed relevant by its board of directors.

Although thrift holding companies are not currently subject to specific capital requirements or specific restrictions on the payment of dividends or other capital distributions, federal regulations prescribe such restrictions on subsidiary savings institutions. Superior Bank must notify the Office of Thrift Supervision 30 days before declaring any dividend to Superior Bancorp. In addition, the financial impact of a holding company on its subsidiary institution is a matter that is evaluated by the Office of Thrift Supervision, and the Office of Thrift Supervision has authority to order cessation of activities or divestiture of subsidiaries deemed to pose a threat to the safety and soundness of the institution.

Superior Bancorp paid dividends on its preferred stock aggregating $4.92 per preferred share in 2005. All preferred stock of Superior Bancorp was converted into Superior Bancorp common stock effective July 1, 2005. Superior Bancorp does not currently pay dividends on its common stock, but expects to evaluate its common stock dividend policy from time to time as circumstances indicate, subject to applicable regulatory restrictions.

Community Bancshares is subject to various regulatory policies and requirements that affect the payment of dividends, including the requirement to maintain adequate capital. The Board of Governors of the Federal Reserve System (“Federal Reserve”) may prohibit the payment of dividends to Community Bancshares’ stockholders if it determines that the payment would constitute an unsafe or unsound practice. The Federal Reserve’s position is that a bank holding company should not pay dividends if it is experiencing earnings weaknesses or other financial pressures and should not pay dividends that exceed its net income for the current year and the past two years. In addition, a bank holding company must not pay dividends if such payment would affect its ability to provide adequate support for its subsidiary banks. Community Bancshares was prohibited from paying dividends without prior Federal Reserve approval from April 2001 until March 2005.

Community Bancshares has not declared or paid any dividends on its common stock since December 31, 2000. Generally, the payment of dividends on Community Bancshares common stock is subject to the prior payment of principal and interest on long-term debt, the retention of sufficient earnings and capital in its operating subsidiaries and regulatory restrictions. Dividends from Community Bank historically have been the primary source of cash and income to Community Bancshares and, consequently, any restrictions on Community Bank’s ability to pay dividends may limit, and have limited, Community Bancshares’ liquidity and ability to pay dividends on Community Bancshares common stock.

COMPARATIVE PER SHARE INFORMATION

The following summary presents selected information about Superior Bancorp’s and Community Bancshares’ net income (loss) per share and book value per share of common stock, respectively, in comparison with pro forma information giving effect to the merger. The selected financial information should be read in conjunction with the historical consolidated financial statements of Superior Bancorp, the historical consolidated financial statements of Community Bancshares and the related notes thereto, which are incorporated by reference into this joint proxy statement/prospectus.

The following information is not necessarily indicative of the combined results of operations or combined financial position that would have resulted had the merger been consummated at the beginning of the periods indicated, nor is it necessarily indicative of the future combined results of operations or financial position.

	As of and for the
	Six Months Ended	Year Ended
	June 30, 2006	December 31, 2005

Net Income (Loss) per Common Share — Basic
Superior Bancorp
Historical	$.11	$(.42)
Pro Forma Combined	.11	(.25)
Community Bancshares
Historical	.09	.19
Pro Forma Equivalent	.10	(.22)
Net Income (Loss) per Common Share — Diluted
Superior Bancorp
Historical	.10	(.42)
Pro Forma Combined	.11	(.25)
Community Bancshares
Historical	.09	.19
Pro Forma Equivalent	.10	(.22)
Book Value per Common Share
Superior Bancorp
Historical	5.25	5.26
Pro Forma Combined	6.99	N/A
Community Bancshares
Historical	4.92	4.94
Pro Forma Equivalent	6.27	N/A
Dividends Declared per Common Share
Superior Bancorp	—	—
Community Bancshares	—	—
Community Bancshares Pro Forma Equivalent(a)	—	—

(a)	Neither Superior Bancorp nor Community Bancshares paid any cash dividends on its common stock for the periods ended June 30, 2006, and December 31, 2005. Dividends may be paid in future periods when and if declared by Superior Bancorp’s or Community Bancshares’ board of directors, subject to applicable regulatory restrictions. See “Market Price and Dividend Information” beginning on page 9.

UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial information is based on the historical financial statements of Superior Bancorp and Community Bancshares and has been prepared to illustrate the effects of the merger of Community Bancshares with and into Superior Bancorp. The unaudited pro forma condensed consolidated statement of financial condition as of June 30, 2006 and the unaudited pro forma condensed consolidated statements of operations for the six months ended June 30, 2006 and for the year ended December 31, 2005 give effect to this merger, accounted for under the purchase method of accounting.

The unaudited pro forma condensed consolidated statement of operations for the six months ended June 30, 2006 has been derived from the unaudited interim financial statements of Superior Bancorp and Community Bancshares included or incorporated by reference in this joint proxy statement/prospectus or in the parties’ respective SEC filings. The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2005 is based on the audited financial statements of Superior Bancorp and Community Bancshares included or incorporated by reference in this joint proxy statement/prospectus or in the parties’ respective SEC filings. These unaudited pro forma condensed consolidated statements of operations give effect to the transaction as if it had been consummated as of January 1, 2005. The unaudited pro forma condensed consolidated financial statements do not give effect to any anticipated cost savings or revenue enhancements in connection with the transaction.

The unaudited pro forma condensed consolidated financial statements should be considered together with the historical financial statements of Superior Bancorp and Community Bancshares, including the respective notes to those statements, included or incorporated by reference in this joint proxy statement/prospectus or in the parties’ respective SEC filings. The pro forma information is based on certain assumptions described in the accompanying Note 1 to Unaudited Pro Forma Condensed Consolidated Financial Information and does not necessarily indicate the consolidated financial position or the results of operations in the future or the consolidated financial position or the results of operations that would have been realized had the merger transaction been consummated during the periods or as of the date for which the pro forma information is presented.

Superior Bancorp and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Statement of Financial Condition
As of June 30, 2006

	Historical		Pro Forma
		Community	Acquisition		Pro Forma
	Superior Bancorp	Bancshares	Adjustments		Combined
	(In thousands, except per share data)

ASSETS
Cash and due from banks	$22,712	$23,298	$(7,843	)(b)	$38,042
			(125	)(c)
Interest bearing deposits in other banks	5,191	6,430	—		11,621
Federal funds sold	9,055	6,220	—		15,275
Investment securities	233,554	126,582	—		360,136
Tax lien certificates	6,054	—	—		6,054
Mortgage loans held for sale	23,142	1,623	—		24,765
Loans, net of unearned income	1,080,713	362,758	(5,144	)(b)	1,438,327
Less: Allowance for loan losses	(12,311)	(5,083)	—		(17,394)

Net loans	1,068,402	357,675	(5,144)		1,420,933

Premises and equipment, net	59,452	22,052	(879	)(b)	80,625
Accrued interest receivable	7,593	3,669	—		11,262
Stock in FHLB	11,847	4,156	—		16,003
Cash surrender value of life insurance	39,841	—	—		39,841
Goodwill and intangible assets	11,998	2,951	6,546	(b)	79,814
			58,319	(b)
Other assets	32,386	17,282	1,621	(b)	51,289

Total assets	$1,531,227	$571,938	$52,495		$2,155,660

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits	$1,140,265	$436,019	$(1,067	)(b)	$1,575,217
Advances from FHLB	201,090	67,200	545	(b)	268,835
Federal funds borrowed and security repurchase agreements	30,975	444	—		31,419
Long-term debt	3,650	—	—		3,650
Junior subordinated debentures owed to unconsolidated subsidiary trusts	31,959	10,310	1,456	(b)	43,725
Accrued expenses and other liabilities	17,358	14,311	3,970	(b)	35,639

Total liabilities	1,425,297	528,284	4,904		1,958,485
Stockholders’ Equity
Common stock	20	905	(905	)(a)	28
			8	(b)
Surplus	88,986	51,342	(6,358	)(a)	181,553
			47,708	(b)
			(125	)(c)
Retained earnings	23,618	(818)	818	(a)	23,618
Other equity	—	278	(278	)(a)	—
Accumulated other comprehensive loss	(4,949)	(5,702)	5,702	(a)	(4,949)
Treasury stock, at cost	(310)	(1,021)	1,021	(a)	(310)
Unearned ESOP stock	(1,435)	(1,330)	—		(2,765)

Total stockholders’ equity	105,930	43,654	47,591		197,175

Total liabilities and stockholders’ equity	$1,531,227	$571,938	$52,495		$2,155,660

Number of common shares outstanding	20,171	8,947	8,029	(b)	28,200

Total book value per common share	$5.25	$4.92			$6.99

Tangible book value per common share	$4.66	$4.59			$4.16

Equivalent pro forma book value per common share for Superior Bancorp common shares exchanged for Community Bancshares common shares					$6.27

(a)	— To eliminate equity of Community Bancshares.

(b)
 — To record issuance of common stock and cash payments to purchase 100% of Community Bancshares; to record and adjust assets acquired and liabilities assumed at their estimated fair market values and related merger and transaction costs. See Note 1 to Unaudited Proforma Condensed Financial Information for detail.

(c)	— To record direct costs of issuing common stock.

Professional fees	$75
Printing costs	50

$125

Superior Bancorp and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the Six-Months Ended June 30, 2006

	Historical		Pro Forma
	Superior	Community	Acquisition		Pro Forma
	Bancorp	Bancshares	Adjustments		Combined
	(In thousands, except per share data)

Interest income	$45,257	$18,214	$1,164	(a)	$64,437
			(198	)(e)
Interest expense	24,841	8,095	(59	)(b)	32,877

Net interest income	20,416	10,119	1,025		31,560
Provision for loan losses	1,300	1,463	—		2,763

Net interest income after provision for loan losses	19,116	8,656	1,025		28,797
Noninterest income	5,329	2,895	—		8,224
Noninterest expenses
Salaries and employee benefits	11,671	5,104	—		16,775
Occupancy, furniture and equipment expense	3,586	1,985	(70	)(g)	5,501
Other operating expenses	6,208	3,359	750	(c)	10,317

Noninterest expenses	21,465	10,448	680		32,593

Income before income taxes	2,980	1,103	345		4,428
Income tax expense	856	314	128	(d)	1,298

Net income	$2,124	$789	$217		$3,130

Basic net income per common share	$0.11	$0.09			$0.11

Diluted net income per common share	$0.10	$0.09			$0.11

Weighted average common shares outstanding	20,073	8,795	8,029	(f)	28,102

Weighted average common shares outstanding, assuming dilution	20,716	9,078	8,029	(f)	28,745

Pro forma equivalent net income per common share for Superior Bancorp common shares exchanged for Community Bancshares common shares
Basic					$0.10

Diluted					$0.10

(a)	— To record amortization of fair value adjustment of loans and investments over 5 to 8 year periods using straight-line and accelerated methods which approximate the interest method.

(b)	— To record amortization of fair value adjustment of borrowings over a 25 year period using the straight-line method which approximates the interest method.

(c)	— To record amortization of core deposit intangible over a 7 year period using an accelerated method.

Amortization

Year 1	$1,750
Year 2	1,500
Year 3	1,250
Year 4	1,000
Year 5	750
Year 6	500
Year 7	250

$7,000

(d)	— To record the tax effect of adjustments at a 37% marginal tax rate.

(e)	— Adjust interest income for loss of earnings due to cash payments at the federal funds rate of 5%.

(f)	— Common stock issued to acquire Community Bancshares.

(g)	— To record reduction in depreciation expense related to decrease in carrying value of equipment and software.

Superior Bancorp and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the Year Ended December 31, 2005

	Historical		Pro Forma
	Superior	Community	Acquisition		Pro Forma
	Bancorp	Bancshares	Adjustments		Combined
	(In thousands, except per share data)

Interest income	$77,280	$32,357	$2,471	(a)	$111,710
			(398	)(e)
Interest expense	38,255	13,934	948	(b)	53,137

Net interest income	39,025	18,423	1,125		58,573
Provision for loan losses	3,500	796	—		4,296

Net interest income after provision for loan losses	35,525	17,627	1,125		54,277
Noninterest income	14,697	7,042	—		21,739
Noninterest expenses
Salaries and employee benefits	23,104	10,922	—		34,026
Occupancy, furniture and equipment expense	7,680	3,861	(279	)(g)	11,262
Management separation costs	15,467	—	—		15,467
Other operating expenses	14,369	7,815	1,750	(c)	23,934

Noninterest expenses	60,620	22,598	1,471		84,689

Income (loss) before income taxes	(10,398)	2,071	(346)		(8,673)
Income tax expense (benefit)	(4,612)	422	(128	)(d)	(4,318)

Net income (loss)	(5,786)	1,649	(218)		(4,355)
Preferred stock dividends	305	—	—		305
Effect of early conversion of preferred stock	2,006	—	—		2,006

Net income (loss) available to common shareholders	$(8,097)	$1,649	$(218)		$(6,666)

Basic net income (loss) per common share	$(0.42)	$0.19			$(0.25)

Diluted net income (loss) per common share	$(0.42)	$0.19			$(0.25)

Weighted average common shares outstanding	19,154	8,592	8,029	(f)	27,183

Weighted average common shares outstanding, assuming dilution	19,154	8,780	8,029	(f)	27,183

Pro forma equivalent net loss per common share for Superior Bancorp common shares exchanged for Community Bancshares common shares
Basic					$(0.22)

Diluted					$(0.22)

(a)	— To record amortization of fair value adjustment of loans and investments over 5 to 8 year periods using straight-line and accelerated methods which approximate the interest method.

(b)	— To record amortization of fair value adjustment of deposits and borrowings over 1 to 25 year periods using straight-line and accelerated methods which approximate the interest method.

(c)	— To record amortization of core deposit intangible over a 7 year period using an accelerated method.

(d)	— To record the tax effect of adjustments at a 37% marginal tax rate.

(e)	— Adjust interest income for loss of earnings due to cash payments at the federal funds rate of 5%.

(f)	— Common stock issued to acquire Community Bancshares.

(g)	— To record reduction in depreciation expense related to decrease in carrying value of equipment and software.

Note 1 — Unaudited Pro Forma Condensed Consolidated Financial Information

	Community
	Bancshares
	(In thousands, except
	per share amounts)

Pro forma outstanding shares of acquired corporation	8,947
Exchange ratio per merger agreement	0.8974

Total Superior Bancorp shares to be issued	8,029
Fair value of Superior Bancorp stock	$11.38	(a)

Fair value of stock to be issued	$91,370
Payment for outstanding options and warrants	6,437	(b)
Pro forma transaction costs	301	(c)

Total pro forma purchase price	98,108

Net assets of acquired corporation per historical financial statements	43,654
Increase (decrease) in net assets to be acquired to reflect certain pro forma premerger transactions
Common stock dividend	—	(d)
Retirement of debt	—	(e)
Merger costs	(1,105	)(f)

Pro forma net assets to be acquired	42,549

Purchase accounting adjustments to carrying value of asset or liability:(j)
Loans	(5,144)
Equipment and software	(879)
Core deposit intangible	6,546	(g)
Goodwill recorded on books of acquired corporation	(2,497)
Deposits	1,067
FHLB borrowings	(545)
Junior subordinated debentures	(1,456)
Contractual obligations	(3,470	)(h)
Severance benefits	(500)
Other assets — deferred income taxes	1,621	(i)

Net pro forma purchase accounting adjustments	(5,257)

Goodwill	$60,816

(a)	— Based on the closing stock price several days prior to and after the agreement was reached and announced.

(b)	— Pro forma amount of cash to be paid for Community Bancshares stock options and warrants.

Per Option Value as defined in agreement
Dollar per option or warrant	$10.500
Less: Weighted average exercise price per option or warrant	6.720

Per Option Value	$3.780
Total stock options and warrants outstanding	1,703

Total pro forma amount of cash due to option and warrant holders	$6,437

(c)	— The following pro forma merger costs are expected to be incurred by Superior Bancorp:

Professional fees	$80
Investment banking	185
Consulting	36

$301

(d)
 — Community Bancshares may establish and declare ten days before the closing date of the merger a cash dividend equal to an amount that Community Bancshares net worth, as defined in the merger agreement, exceeds $44. 3 million provided the aggregate amount of the dividend does not exceed $4.4 million

(e)	— Community Bancshares must retire its line of credit with a regional financial institution.

(f)	— The following pro forma merger costs are expected to be incurred by Community Bancshares:

Professional fees	$345
Investment banking	760

$1,105

(g)	— Estimated to be approximately 3.0% of non-time deposits for Community Bancshares.

Pro forma core deposit intangible	$7,000
Less: Existing core deposit intangible	(454)

Net pro forma core deposit intangible adjustment	$6,546

(h)	— Pro forma contractual obligations

Employment contracts	$3,000
Data processing	320
Other	150

Pro forma contractual obligations	$3,470

(i)	— Assumes 37% marginal tax rate.

(j)	— These purchase accounting adjustments are preliminary estimates and are subject to change primarily as a result of changes in market interest rates.

UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial information is based on the historical financial statements of Superior Bancorp, Kensington Bankshares and Community Bancshares and has been prepared to illustrate the effects of the mergers of Kensington Bankshares and Community Bancshares with and into Superior Bancorp. The unaudited pro forma condensed consolidated statement of financial condition as of June 30, 2006 and the unaudited pro forma condensed consolidated statements of operations for the six months ended June 30, 2006 and for the year ended December 31, 2005 give effect to these mergers, accounted for under the purchase method of accounting.

The unaudited pro forma condensed consolidated statement of operations for the six months ended June 30, 2006 has been derived from the unaudited interim financial statements for Superior Bancorp, Kensington Bankshares and Community Bancshares included or incorporated by reference in this joint proxy statement/prospectus or in the parties’ respective SEC filings. The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2005 is based on the audited financial statements of Superior Bancorp, Kensington Bankshares and Community Bancshares included or incorporated by reference in this joint proxy statement/prospectus or in the parties’ respective SEC filings. These unaudited pro forma condensed consolidated statements of operations give effect to the transactions as if they had been consummated as of January 1, 2005. The unaudited pro forma condensed consolidated financial statements do not give effect to any anticipated cost savings or revenue enhancements in connection with these transactions.

The unaudited pro forma condensed consolidated financial statements should be considered together with the historical financial statements of Superior Bancorp, Kensington Bankshares and Community Bancshares, including the respective notes to those statements, included or incorporated by reference in this joint proxy statement/prospectus or in the parties’ respective SEC filings. The pro forma information is based on certain assumptions described in the accompanying Note 1 to Unaudited Pro Forma Condensed Consolidated Financial Information and does not necessarily indicate the consolidated financial position or the results of operations in the future or the consolidated financial position or the results of operations that would have been realized had the merger transactions been consummated during the periods or as of the date for which the pro forma information is presented.

Superior Bancorp and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Statement of Financial Condition
As of June 30, 2006

	Historical			Pro Forma
	Superior	Kensington	Community	Acquisition		Pro Forma
	Bancorp	Bankshares	Bancshares	Adjustments		Combined
	(In thousands, except per share data)

ASSETS
Cash and due from banks	$22,712	$3,721	$23,298	$(9,290	)(b)	$40,216
				(225	)(c)
Interest bearing deposits in other banks	5,191	—	6,430	—		11,621
Federal funds sold	9,055	7,355	6,220	—		22,630
Investment securities	233,554	184,132	126,582	(6,189	)(b)	538,079
Tax lien certificates	6,054	—	—	—		6,054
Mortgage loans held for sale	23,142	—	1,623	—		24,765
Loans, net of unearned income	1,080,713	136,414	362,758	(5,636	)(b)	1,574,249
Less: Allowance for loan losses	(12,311)	(1,011)	(5,083)	—		(18,405)

Net loans	1,068,402	135,403	357,675	(5,636)		1,555,844

Premises and equipment, net	59,452	5,798	22,052	(1,039	)(b)	86,263
Accrued interest receivable	7,593	2,660	3,669	—		13,922
Stock in FHLB	11,847	—	4,156	—		16,003
Cash surrender value of life insurance	39,841	—	—	—		39,841
Goodwill and intangible assets	11,998	—	2,951	10,046	(b)	128,809
				103,814	(b)
Other assets	32,386	833	17,282	3,566	(b)	54,067

Total assets	$1,531,227	$339,902	$571,938	$95,047		$2,538,114

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits	$1,140,265	$279,088	$436,019	$(2,035	)(b)	$1,853,337
Advances from FHLB	201,090	—	67,200	545	(b)	268,835
Federal funds borrowed and security repurchase agreements	30,975	30,696	444	—		62,115
Long-term debt	3,650	—	—	—		3,650
Junior subordinated debentures owed to unconsolidated subsidiary trusts	31,959	—	10,310	1,456	(b)	43,725
Accrued expenses and other liabilities	17,358	1,394	14,311	4,980	(b)	38,043

Total liabilities	1,425,297	311,178	528,284	4,946		2,269,705
Stockholders’ Equity
Common stock	20	37	905	(942	)(a)	34
				14	(b)
Surplus	88,986	21,112	51,342	1,254	(a)	252,781
				90,312	(b)
				(225	)(c)
Retained earnings	23,618	7,575	(818)	(6,757	)(a)	23,618
Other equity	—	—	278	(278	)(a)	—
Accumulated other comprehensive loss	(4,949)	—	(5,702)	5,702	(a)	(4,949)
Treasury stock, at cost	(310)	—	(1,021)	1,021	(a)	(310)
Unearned ESOP stock	(1,435)	—	(1,330)	—		(2,765)

Total stockholders’ equity	105,930	28,724	43,654	90,101		268,409

Total liabilities and stockholders’ equity	$1,531,227	$339,902	$571,938	$95,047		$2,538,114

Number of common shares outstanding	20,171	3,711	8,947	14,259	(b)	34,430

Total book value per common share	$5.25	$7.74	$4.92			$7.80

Tangible book value per common share	$4.66	$7.74	$4.59			$4.05

(a)	— To eliminate equity of Kensington Bankshares and Community Bancshares.

(b)
 — To record issuance of common stock and cash payments to purchase 100% of Kensington Bankshares and Community Bancshares; to record assets acquired and liabilities assumed at their estimated fair market values and related merger and transaction costs. See Note 1 to Unaudited Proforma Condensed Consolidated Financial Information for detail.

(c)	— To record estimated direct costs of issuing common stock.

	Kensington	Community
	Bankshares	Bancshares	Total

Professional fees	$50	$75	$125
Printing costs	50	50	100

	$100	$125	$225

Superior Bancorp and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the Six-Months Ended June 30, 2006

	Historical			Pro Forma
	Superior	Kensington	Community	Acquisition		Pro Forma
	Bancorp	Bankshares	Bancshares	Adjustments		Combined
	(In thousands, except per share data)

Interest income	$45,257	$9,901	$18,214	$1,865	(a)	$75,001
				(236)	(e)
Interest expense	24,841	5,076	8,095	(59)	(b)	37,953

Net interest income	20,416	4,825	10,119	1,688		37,048
Provision for loan losses	1,300	—	1,463	—		2,763

Net interest income after provision for loan losses	19,116	4,825	8,656	1,688		34,285
Noninterest income	5,329	169	2,895	—		8,393
Noninterest expenses
Salaries and employee benefits	11,671	1,509	5,104	—		18,284
Occupancy, furniture and equipment expense	3,586	552	1,985	(156)	(g)	5,967
Other operating expenses	6,208	925	3,359	1,125	(c)	11,617

Noninterest expenses	21,465	2,986	10,448	969		35,868

Income before income taxes	2,980	2,008	1,103	719		6,810
Income tax expense (benefit)	856	710	314	266	(d)	2,146

Net income	$2,124	$1,298	$789	$453		$4,664

Basic net income per common share	$0.11	$0.35	$0.09			$0.14

Diluted net income per common share	$0.10	$0.35	$0.09			$0.13

Weighted average common shares outstanding	20,073	3,711	8,795	14,259	(f)	34,332

Weighted average common shares outstanding, assuming dilution	20,716	3,725	9,078	14,259	(f)	34,975

(a)	— To record amortization of fair value adjustment of loans and investments over 5 to 8 year periods using straight-line and accelerated methods which approximate the interest method.

(b)	— To record amortization of fair value adjustment of borrowings over a 25 year period using the straight-line method which approximates the interest method.

(c)	— To record amortization of core deposit intangible over a 7 year period using an accelerated method.

	Kensington	Community
Amortization	Bankshares	Bancshares	Total

Year 1	$875	$1,750	$2,625
Year 2	750	1,500	2,250
Year 3	625	1,250	1,875
Year 4	500	1,000	1,500
Year 5	375	750	1,125
Year 6	250	500	750
Year 7	125	250	375

	$3,500	$7,000	$10,500

(d)	— To record the tax effect of adjustments at a 37% marginal tax rate.

(e)	— Adjust interest income for loss of earnings due to cash payments at the federal funds rate of 5%.

(f)	— Common stock issued to acquire Kensington Bankshares and Community Bancshares.

(g)	— To record reduction in depreciation expense related to decrease in carrying value of equipment and software:

Kensington	Community
Bankshares	Bancshares	Total

$16	$140	$156

Superior Bancorp and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the Year Ended December 31, 2005

	Historical			Pro Forma
	Superior	Kensington	Community	Acquisition		Pro Forma
	Bancorp	Bankshares	Bancshares	Adjustments		Combined
	(In thousands, except per share data)

Interest income	$77,280	$16,058	$32,357	$3,955	(a)	$129,174
				(476)	(e)
Interest expense	38,255	6,247	13,934	1,916	(b)	60,352

Net interest income	39,025	9,811	18,423	1,563		68,822
Provision for loan losses	3,500	—	796	—		4,296

Net interest income after provision for loan losses	35,525	9,811	17,627	1,563		64,526
Noninterest income	14,697	257	7,042	—		21,996
Noninterest expenses
Salaries and employee benefits	23,104	3,017	10,922	—		37,043
Occupancy, furniture and equipment expense	7,680	1,330	3,861	(311)	(g)	12,560
Management separation costs	15,467	—	—	—		15,467
Other operating expenses	14,369	1,083	7,815	2,625	(c)	25,892

Noninterest expenses	60,620	5,430	22,598	2,314		90,962

Income (loss) before income taxes	(10,398)	4,638	2,071	(751)		(4,440)
Income tax expense (benefit)	(4,612)	1,758	422	(278)	(d)	(2,710)

Net income (loss)	(5,786)	2,880	1,649	(473)		(1,730)
Preferred stock dividends	305	—	—	—		305
Effect of early conversion of preferred stock	2,006	—	—	—		2,006

Net income (loss) available to common shareholders	$(8,097)	$2,880	$1,649	$(473)		$(4,041)

Basic net income (loss) per common share	$(0.42)	$0.78	$0.19			$(0.12)

Diluted net income (loss) per common share	$(0.42)	$0.78	$0.19			$(0.12)

Weighted average common shares outstanding	19,154	3,710	8,592	14,259	(f)	33,413

Weighted average common shares outstanding, assuming dilution	19,154	3,710	8,780	14,259	(f)	33,413

(a)	— To record amortization of fair value adjustment of loans and investments over 5 to 8 year periods using straight-line and accelerated methods which approximate the interest method.

(b)	— To record amortization of fair value adjustment of deposits and borrowings over 1 to 25 year periods using straight-line and accelerated methods which approximate the interest method.

(c)	— To record amortization of core deposit intangible over a 7 year period using an accelerated method.

(d)	— To record the tax effect of adjustments at a 37% marginal tax rate.

(e)	— Adjust interest income for loss of earnings due to cash payments at the federal funds rate of 5%.

(f)	— Common stock issued to acquire Kensington Bankshares and Community Bancshares.

(g)	— To record reduction in depreciation expense related to decrease in carrying value of equipment and software:

Kensington	Community
Bankshares	Bancshares	Total

$32	$279	$311

Note 1 — Unaudited Pro Forma Condensed Consolidated Financial Information

	Kensington		Community
	Bankshares		Bancshares		Total
	(In thousands, except per share amounts)

Pro forma outstanding shares of acquired corporation	3,711		8,947
Exchange ratio per merger agreement	1.6000		0.8974

Superior Bancorp shares to be issued for outstanding shares	5,938		8,029
Superior Bancorp shares to be issued for outstanding options	292	(b)	—

Total Superior Bancorp shares to be issued	6,230		8,029		14,259

Fair value of Superior Bancorp stock	$11.45	(a)	$11.38	(a)

Fair value of stock to be issued	$71,334		$91,370		$162,704
Payment for outstanding options and warrants	—		6,437	(c)	6,437
Pro forma transaction costs	528	(d)	301	(d)	829

Total pro forma purchase price	71,862		98,108		169,970

Net assets of acquired corporation per historical financial statements	28,724		43,654		72,378
Increase (decrease) in net assets to be acquired to reflect certain pro forma premerger transactions
Common stock dividend	—		—	(e)	—
Retirement of debt	—		—	(f)	—
Merger costs	(919	)(g)	(1,105)	(g)	(2,024)

Pro forma net assets to be acquired	27,805		42,549		70,354

Purchase accounting adjustments to carrying value of asset or liability:(k)
Investments	(6,189)		—		(6,189)
Loans	(492)		(5,144)		(5,636)
Equipment and software	(160)		(879)		(1,039)
Core deposit intangible	3,500	(h)	6,546	(h)	10,046
Goodwill recorded on books of acquired corporation	—		(2,497)		(2,497)
Other assets — Florida bank charter to be sold	1,100		—		1,100
Deposits	968		1,067		2,035
FHLB borrowings	—		(545)		(545)
Junior subordinated debentures	—		(1,456)		(1,456)
Contractual obligations	(760	)(i)	(3,470)	(i)	(4,230)
Severance benefits	(250)		(500)		(750)
Other assets — deferred income taxes	845	(j)	1,621	(j)	2,466

Net pro forma purchase accounting adjustments	(1,438)		(5,257)		(6,695)

Goodwill	$45,495		$60,816		$106,311

(a)	— Based on the closing stock price several days prior to and after the agreements were reached and announced.

(b)	— Pro forma amount of shares to be exchanged for Kensington’s Bankshares stock options.

Kensington
Bankshares

Per Option Value as defined in agreement
Dollar per option	$18.288
Less: Weighted average exercise price per option	8.140

Per Option Value	$10.148
Total stock options outstanding	329

Total stock options outstanding times Per Option Value	$3,339
Divided by per share amount per merger agreement	11.43

Total shares to be exchanged for options	292

(c)	— Pro forma amount of cash to be paid for Community Bancshares stock options and warrants.

Community
Bancshares

Per Option Value as defined in agreement
Dollar per option or warrant	$10.500
Less: Weighted average exercise price per option or warrant	6.720

Per Option Value	$3.780
Total stock options and warrants outstanding	1,703

Total pro forma amount of cash due to option and warrant holders	$6,437

(d)	— The following pro forma merger costs are expected to be incurred by Superior Bancorp:

	Kensington	Community
	Bankshares	Bancshares	Total

Professional fees	$150	$80	$230
Investment banking	267	185	452
Consulting	111	36	147

	$528	$301	$829

(e)
 — Community Bancshares may establish and declare ten days before the closing date of the merger a cash dividend equal to an amount that Community Bancshares net worth, as defined in the merger agreement, exceeds $44. 3 million provided the aggregate amount of the dividend does not exceed $4.4 million.

(f)	— Community Bancshares must retire its line of credit with a regional financial institution.

(g)	— The following pro forma merger costs are expected to be incurred by Kensington Bankshares and Community Bancshares:

	Kensington	Community
	Bankshares	Bancshares	Total

Professional fees	$163	$345	$508
Investment banking	756	760	1,516

	$919	$1,105	$2,024

(h)	— Estimated to be approximately 4.0% and 3.0% of non-time deposits for Kensington Bankshares and Community Bancshares, respectively.

	Kensington	Community
	Bankshares	Bancshares	Total

Pro forma core deposit intangible	$3,500	$7,000	$10,500
Less: Existing core deposit intangible	—	(454)	(454)

Net pro forma core deposit intangible adjustment	$3,500	$6,546	$10,046

(i)	— Pro forma contractual obligations

	Kensington	Community
	Bankshares	Bancshares	Total

Employment contracts	$—	$3,000	$3,000
Data processing	760	320	1,080
Other	—	150	150

Pro forma contractual obligations	$760	$3,470	$4,230

(j)	— Assumes 37% marginal tax rate.

(k)	— These purchase accounting adjustments are preliminary estimates and are subject to change primarily as a result of changes in market interest rates.

SELECTED FINANCIAL DATA — SUPERIOR BANCORP

The following table sets forth selected historical financial data from Superior Bancorp for the periods and dates indicated and should be read in conjunction with Superior Bancorp’s consolidated financial statements including the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference herein.

	Six Months Ended
	June 30,		As of and For the Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Unaudited)	(Unaudited)

Selected Statement of Financial Condition Data:
Total assets	$1,531,227	$1,383,267	$1,415,469	$1,423,128	$1,171,626	$1,406,800	$1,207,397
Loans, net of unearned income	1,080,713	903,456	963,253	934,868	856,941	1,138,537	999,156
Allowance for loan losses	(12,311)	(12,263)	12,011	12,543	25,174	27,766	12,546
Investment securities	239,608	264,178	242,595	288,308	141,601	73,125	68,847
Deposits	1,140,265	1,039,792	1,043,696	1,067,206	889,935	1,107,798	952,235
Advances from FHLB and other borrowings	232,065	184,247	214,496	205,546	131,919	174,922	135,900
Notes payable	3,650	3,860	3,755	3,965	1,925	—	—
Junior subordinated debentures owed to unconsolidated trusts	31,959	31,959	31,959	31,959	31,959	31,959	31,959
Stockholders’ Equity	105,930	102,187	105,065	100,539	100,122	76,541	76,853
Selected Statement of Operations Data:
Interest income	$45,257	$37,143	$77,280	$66,160	$76,213	$88,548	$90,418
Interest expense	24,841	17,687	38,255	28,123	33,487	40,510	50,585

Net interest income	20,416	19,456	39,025	38,037	42,726	48,038	39,833
Provision for loan losses	1,300	2,250	3,500	975	20,975	51,852	7,454
Noninterest income	5,329	9,941	9,583	10,527	14,592	15,123	9,773
Gain on sale of branches	—	—	—	739	48,264	—	—
Insurance proceeds	—	5,000	5,114	—	—	—	—
Prepayment penalty — FHLB advances	—	—	—	—	2,532	—	—
Loss on sale of loans	—	—	—	2,293	—	—	—
Management separation costs	—	15,338	15,467	—	—	—	—
Noninterest expense	21,465	38,805	45,153	45,644	55,398	42,669	38,497

Income (loss) before income taxes (benefit)	2,980	(11,658)	(10,398)	391	26,677	(31,360)	3,655
Income tax expense (benefit)	856	(4,645)	(4,612)	(796)	9,178	(12,959)	966

Net income (loss)	2,124	(7,013)	(5,786)	1,187	17,499	(18,401)	2,689
Preferred stock dividends	—	305	305	446	219	—	—
Effect of early conversion of preferred stock	—	2,006	2,006	—	—	—	—

Net income (loss) applicable to common stockholders	$2,124	$(9,324)	$(8,097)	$741	$17,280	$(18,401)	$2,689

Per Share Data:
Net income (loss) — basic	$0.11	$(0.50)	$(0.42)	$0.04	$0.99	$(1.09)	$0.19
— diluted(1)	$0.10	$(0.50)	$(0.42)	$0.04	$0.95	$(1.09)	$0.19
Weighted average shares outstanding — basic	20,073	18,562	19,154	17,583	17,492	16,829	14,272
Weighted average shares outstanding — diluted(1)	20,716	18,562	19,154	17,815	18,137	16,829	14,302
Book value at period end	$5.25	$5.23	$5.26	$5.31	$5.31	$4.35	$5.41
Tangible book value per share	$4.66	$4.60	$4.65	$4.62	$4.59	$3.59	$4.98
Preferred shares outstanding at period end	—	—	—	62	62	—	—
Common shares outstanding at period end	20,171	19,551	19,980	17,750	17,695	17,605	14,217

	Six Months Ended
	June 30,		As of and For the Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Unaudited)	(Unaudited)

Performance Ratios and Other Data:
Return on average assets	0.30%	(1.00)%	(0.41)%	0.09%	1.29%	(1.36)%	0.23%
Return on average stockholders’ equity	4.06	(14.04)	(5.68)	1.18	19.08	(19.89)	3.53
Net interest margin(2)(3)	3.19	3.13	3.14	3.31	3.50	3.93	3.83
Net interest spread(3)(4)	2.99	3.01	3.00	3.20	3.35	3.70	3.43
Noninterest income to average assets(5)	0.72	0.74	0.77	0.82	1.03	0.99	0.73
Noninterest expense to average assets(6)	3.00	3.29	3.19	3.52	4.07	3.15	3.34
Efficiency ratio(7)	82.46	90.20	87.99	91.72	100.09	67.85	80.56
Average loan to average deposit ratio	94.61	88.54	88.82	92.16	100.69	105.35	100.40
Average interest-earning assets to average interest bearing liabilities	105.11	104.32	104.58	104.88	105.82	107.04	108.26
Assets Quality Ratios:
Allowance for loan losses to nonperforming loans	258.09%	195.08%	252.76%	169.36%	78.59%	105.00%	100.99%
Allowance for loan losses to loans, net of unearned income	1.14	1.36	1.25	1.34	2.94	2.44	1.26
Nonperforming assets(“NPA”) to loans plus NPAs, net of unearned income	0.52	0.86	0.68	1.32	4.41	2.53	1.70
Nonaccrual loans to loans, net of unearned income	0.42	0.70	0.47	0.68	3.46	2.17	0.79
Net loan charge-offs to average loans	0.20	0.54	0.43	1.52	2.21	3.35	0.42
Net loan charge-offs to average loans:
Provision for loan losses	76.92	112.44	115.20	1,395.49	111.87	72.69	51.88
Allowance for loan losses	16.38	41.60	33.57	108.47	93.21	135.74	30.82
Capital Ratios:
Tier 1 risk-based capital ratio	9.56%	10.48%	10.15%	10.05%	12.60%	6.51%	9.44%
Total risk-based capital ratio	10.46	11.70	11.08	11.51	14.07	8.83	11.41
Leverage ratio	7.96	8.12	8.30	7.98	9.72	3.70	7.92

(1)	Common stock equivalents of 287,000, 775,000 and 1,002,000 shares were not included in computing diluted earnings per share for the years ended December 31, 2002, 2004 and 2005, respectively, because their effects were antidilutive. Also, common stock equivalents of 1,357,000 shares were not included in computing diluted earnings per share for June 30, 2005 because the effect was antidilutive.

(2)	Net interest income divided by average earning assets.

(3)	Calculated on a taxable equivalent basis.

(4)	Yield on average interest-earning assets less rate on average interest-bearing liabilities.

(5)	Noninterest income has been adjusted for certain nonrecurring items such as gain on sale of branches, insurance proceeds, change in fair value of derivatives and investment security gains (losses).

(6)	Noninterest expense has been adjusted for certain nonrecurring items such as loss on sale of assets and management separation costs.

(7)	Efficiency ratio is calculated by dividing noninterest expense, adjusted for management separation costs, losses on other real estate and the loss on sale of assets, by noninterest income, adjusted for gain on sale of branches, insurance proceeds, changes in fair values of derivatives and investment security gains (losses), plus net interest income on a fully taxable equivalent basis.

SELECTED FINANCIAL DATA — COMMUNITY BANCSHARES, INC.

The following table sets forth historical selected financial data for Community Bancshares, Inc. for the periods and dates indicated and should be read in conjunction with the related consolidated financial statements, including the related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference herein.

	Six Months Ended
	June 30,		As of and For the Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Unaudited)	(Unaudited)

Selected Statement of Financial Condition Data:
Total assets	$571,938	$534,876	$571,284	$552,355	$557,912	$566,953	$727,591
Loans, net of unearned income	362,758	319,016	336,462	300,380	316,207	359,184	501,519
Allowance for loan losses	5,083	4,503	4,736	4,625	14,358	9,784	7,292
Investment securities	126,582	128,130	136,405	147,168	156,271	123,901	121,679
Deposits	436,019	432,715	438,904	448,915	453,946	459,464	617,706
Advances from FHLB and other borrowings	67,200	38,000	67,200	38,000	38,000	38,000	38,000
Notes payable	—	—	—	—	3,169	3,578	4,667
Junior subordinated debentures owed to unconsolidated trusts	10,310	10,310	10,310	10,310	10,310	10,310	10,310
Stockholders’ Equity	43,654	42,263	43,149	41,520	34,676	39,668	38,395
Selected Statement of Operations Data:
Interest income	$18,214	$15,516	$32,357	$30,226	$32,627	$40,657	$47,487
Interest expense	8,095	6,679	13,934	12,925	14,265	17,152	24,634

Net interest income	10,119	8,837	18,423	17,301	18,362	23,505	22,853
Provision for loan losses	1,463	345	796	987	11,381	10,033	6,096
Noninterest income	2,895	3,557	7,042	6,473	6,730	7,446	8,133
Noninterest expense	10,448	11,439	22,598	23,021	35,398	29,071	28,792

Income (loss) from continuing operations before income taxes	1,103	610	2,071	(234)	(21,687)	(8,153)	(3,902)
Income tax (benefit) expense — continuing operations	314	224	422	303	(8,587)	(2,487)	(1,521)

Net income (loss) from continuing operations	789	386	1,649	(537)	(13,100)	(5,666)	(2,381)
Net income from discontinued operations, net of tax	—	—	—	—	—	5,927	958

Net income (loss)	$789	$386	$1,649	$(537)	$(13,100)	$261	$(1,423)

Per Share Data:
Net (loss) income — basic	$0.09	$0.04	$0.19	$(0.06)	$(2.79)	$0.06	$(0.31)
— diluted(1)	$0.09	$0.04	$0.19	$(0.06)	$(2.79)	$0.06	$(0.31)
Weighted average shares outstanding — basic	8,795	8,518	8,592	8,271	4,695	4,642	4,572
Weighted average shares outstanding — diluted(1)	9,078	8,695	8,780	8,350	4,695	4,642	4,572
Book value at period end	$4.92	$4.95	$4.94	$4.89	$5.12	$8.55	$8.32
Tangible book value per share	$4.59	$4.60	$4.60	$4.61	$4.76	$7.97	$7.75
Preferred shares outstanding at period end	—	—	—	—	—	—	—
Common shares outstanding at period end	8,865	8,541	8,733	8,495	6,769	4,637	4,613

	Six Months Ended
	June 30,		As of and For the Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Unaudited)	(Unaudited)

Performance Ratios and Other Data:
Return on average assets	0.27%	0.14%	0.30%	(0.10)%	(2.35)%	0.04%	(0.20)%
Return on average stockholders’ equity	3.55	1.80	3.80	(1.14)	(35.42)	0.61	(3.31)
Net interest margin(2)	3.95	3.74	3.84	3.56	3.76	4.47	4.31
Net interest spread(3)	3.56	3.47	3.53	3.26	3.53	4.07	3.72
Noninterest income to average assets(4)	1.08	1.36	1.27	1.14	1.01	1.08	0.94
Noninterest expense to average assets(5)	3.49	4.10	3.98	4.03	4.94	4.36	3.95
Efficiency ratio(6)	75.84	88.53	86.03	93.92	114.64	90.65	96.43
Average loan to average deposit ratio	80.22	70.19	73.09	70.37	73.15	81.73	86.05
Average interest-earning assets to average interest bearing liabilities	112.46	109.58	110.63	111.41	107.85	112.22	112.60
Asset Quality Ratios:
Allowance for loan losses to nonperforming loans	156.45%	355.69%	130.43%	281.50%	83.77%	67.09%	88.87%
Allowance for loan losses to loans, net of unearned income	1.39	1.41	1.41	1.54	4.54	2.72	1.45
Nonperforming assets (“NPAs”) to loans plus NPAs, net of unearned income	1.45	3.53	3.99	4.10	7.45	6.07	2.49
Nonaccrual loans to loans, net of unearned income	0.79	0.26	0.91	0.37	4.47	2.81	1.17
Net loan charge-offs to average loans	0.62	0.30	0.21	3.43	2.06	1.64	1.19
Net loan charge-offs as a percentage of:
Provision for loan losses	76.28	135.36	86.06	1,086.12	59.81	67.91	97.07
Allowance for loan losses	43.86	20.74	14.46	231.78	47.41	70.16	84.05
Capital Ratios:
Tier 1 risk-based capital ratio	11.94%	11.37%	11.58%	11.83%	10.51%	12.00%	9.59%
Total risk-based capital ratio	13.19	12.62	12.83	13.09	11.80	13.68	11.17
Leverage ratio	8.10	7.36	7.75	7.31	6.38	7.64	6.39

(1)	Common stock equivalents.

(2)	Net interest income divided by average earning assets.

(3)	Yield on average interest-earning assets less rate on average interest-bearing liabilities.

(4)	Noninterest income excludes the gain on sale of branches, change in fair value of derivatives and investment security gains (losses), as well as noninterest income associated with discontinued operations.

(5)	Noninterest expense excludes certain nonrecurring items such as loss on sale of assets, including foreclosed assets, and litigation, fraud or burglary expenses, as well as noninterest expenses associated with discontinued operations.

(6)	Efficiency ratio is calculated by dividing noninterest expense, as adjusted in footnote 5, by noninterest income, as adjusted in footnote 4, plus net interest income.

(7)	The selected financial data for Community Bancshares presented above have been adjusted to reflect certain restatements as presented in Community Bancshares’ Annual Report on Form 10-K/A for the year ended December 31, 2005, filed June 14, 2006 with the SEC. See “Where You Can Find Additional Information” beginning on page 128.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made or incorporated by reference in this joint proxy statement/prospectus. Some of the disclosures in this joint proxy statement/prospectus, including any statements preceded by, followed by or which include the words “may”, “could”, “should”, “will”, “would”, “hope”, “might”, “believe”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “assume” or similar expressions constitute forward-looking statements.

These forward-looking statements include, implicitly and explicitly, the assumptions underlying the statements and other information with respect to Superior Bancorp’s and Community Bancshares’ beliefs, plans, objectives, goals, expectations, anticipations, estimates, intentions, financial condition, results of operations, future performance and business, including Superior Bancorp’s and Community Bancshares’ expectations and estimates with respect to Superior Bancorp’s and Community Bancshares’ revenues, expenses, earnings, return on equity, return on assets, efficiency ratio, asset quality, the adequacy of Superior Bancorp’s and Community Bancshares’ allowance for loan losses and other financial data and capital and performance ratios.

Although each of Superior Bancorp and Community Bancshares believes that the expectations reflected in its forward-looking statements are reasonable, these statements involve risks and uncertainties, including those described under “Risk Factors” below and in Superior Bancorp’s and Community Bancshares’ Annual Report on Form 10-K, which are subject to change based on various important factors (some of which are beyond Superior Bancorp’s or Community Bancshares’ control). The following factors, among others, could cause Superior Bancorp’s and Community Bancshares’ financial performance to differ materially from its goals, plans, objectives, intentions, expectations and other forward-looking statements: (1) the strength of the United States economy in general and the strength of the regional and local economies in which it conducts operations; (2) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (3) inflation, interest rate, market and monetary fluctuations; (4) Superior Bancorp’s ability to successfully integrate the assets, liabilities, customers, systems and management of institutions that Superior Bancorp acquires or merges into its operations; (5) the timely development of new products and services in a changing environment, including the features, pricing and quality compared to the products and services of its competitors; (6) the willingness of users to substitute competitors’ products and services for its products and services; (7) the impact of changes in financial services policies, laws and regulations, including laws, regulations and policies concerning taxes, banking, securities and insurance, and the application thereof by regulatory bodies; (8) its ability to resolve any legal or regulatory proceeding on acceptable terms and its effect on its financial condition or results of operations; (9) technological changes; (10) changes in consumer spending and savings habits; (11) the effect of natural disasters, such as hurricanes, in its geographic markets; and (12) regulatory, legal or judicial proceedings.

If one or more of the factors affecting Superior Bancorp’s or Community Bancshares’ forward-looking information and statements proves incorrect, then its actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this joint proxy statement/prospectus. Therefore, Superior Bancorp and Community Bancshares caution you not to place undue reliance on any forward-looking information and statements.

Superior Bancorp and Community Bancshares do not intend to update any forward-looking information and statements, whether written or oral, to reflect changes. All forward-looking statements attributable to Superior Bancorp and/or Community Bancshares are expressly qualified by these cautionary statements.

RISK FACTORS

If the merger is consummated, Community Bancshares stockholders will receive shares of Superior Bancorp common stock in exchange for their shares of Community Bancshares common stock. You should be aware of the risks and uncertainties associated with an investment in Superior Bancorp common stock and should carefully consider these risks.

Some of the risks and uncertainties involved in an investment in Superior Bancorp common stock relate to economic conditions generally and would affect other financial institutions in similar ways. Some of these factors are identified under the heading “Forward-Looking Statements” on page 35.

Risks Relating to the Merger

If the merger is not completed, Superior Bancorp and Community Bancshares will have incurred substantial expenses without realizing the expected benefits.

Superior Bancorp and Community Bancshares have incurred substantial expenses in connection with the merger. The completion of the merger depends on the satisfaction of specified conditions and the receipt of regulatory approvals. We cannot guarantee that these conditions will be met. If the merger is not completed, these expenses could have a material adverse effect on the financial condition of Superior Bancorp and/or Community Bancshares because neither company would have realized the expected benefits of the merger.

The merger must be approved by the Office of Thrift Supervision.

Before the merger may be completed, various orders, consents and approvals must be obtained from the Office of Thrift Supervision (“OTS”). The OTS may impose conditions on the completion of the merger or require changes to the terms of the merger. Although Superior Bancorp and Community Bancshares do not currently expect that any such conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on or limiting the revenues of Superior Bancorp following the merger, any of which might have a material adverse effect on Superior Bancorp following the merger. Neither Superior Bancorp nor Community Bancshares is obligated to complete the merger if the regulatory approvals or other consents received in connection with the completion of the merger include any conditions or restrictions which would have a material adverse effect on either party.

Superior Bancorp may fail to realize all of the anticipated benefits of the merger.

The success of the merger will depend, in part, on Superior Bancorp’s ability to realize the anticipated benefits and cost savings from combining the businesses of Superior Bancorp and Community Bancshares. However, to realize these anticipated benefits and cost savings, Superior Bancorp must successfully combine the businesses of Superior Bancorp and Community Bancshares. If Superior Bancorp is not able to achieve these objectives, the anticipated benefits and cost savings of the merger may not be realized fully or at all or may take longer to realize than expected.

Superior Bancorp and Community Bancshares have operated, and until the completion of the merger will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that could adversely affect Superior Bancorp’s ability to maintain its relationships with the companies’ respective clients, customers, depositors and employees or to achieve the anticipated benefits of the merger. In addition, management’s time and resources will be focused on the integration of Community Bancshares as well as the recently completed acquisition of Kensington Bankshares during the same general time period. These acquisitions and any future acquisitions, in turn, could divert time and resources from other matters, which could have an adverse effect on Superior Bancorp during the transition period. This could be further exacerbated by efforts to integrate any other merged companies. These integration matters could have an adverse effect on Superior Bancorp during such transition period.

Community Bancshares’ directors and executive officers have financial interests in the merger that are different from, or in addition to, the interests of Community Bancshares stockholders.

Community Bancshares’ non-officer directors, who collectively hold approximately 10.15% of the outstanding Community Bancshares stock, have agreed to vote in favor of the merger agreement and the merger, subject to their fiduciary duties. In considering these facts and the other information contained in this document, you should be aware that Community Bancshares’ directors and executive officers have financial interests in the merger that are different from, or in addition to, the interests of Community Bancshares stockholders. In addition, these agreements may have the effect of discouraging persons from making a proposal to acquire Community Bancshares. Further, certain executive officers of Community Bancshares have entered into consulting/employment agreements with Superior Bancorp which will be effective immediately prior to the effective time of the merger, and an executive officer will be eligible to receive payments under an existing change in control agreement under certain circumstances. In addition, two independent Community Bancshares directors, who will be selected by Superior Bancorp, will be elected as Superior Bancorp and Superior Bank directors at the first board meeting after the effective time of the merger, and the remaining directors of Community Bancshares will become advisory directors for Superior Bank’s North Alabama market. These and certain other additional interests of Community Bancshares’ directors and executive officers are described in detail in “The Merger — Interests of Directors, Officers and Others in the Merger”, beginning on page 85 of this joint proxy statement/prospectus. These circumstances may cause some of Community Bancshares’ directors and executive officers to view the proposed transaction differently than you may view it.

Because the market price of Superior Bancorp common stock will fluctuate, Community Bancshares stockholders cannot be sure of the exact market value of Superior Bancorp common stock that they will receive in the merger.

Under the terms of the merger agreement, each share of Community Bancshares common stock you own will be converted into the right to receive 0.8974 shares of Superior Bancorp common stock. The market price of Superior Bancorp common stock may vary from the price on the date the merger agreement was signed, the date that this joint proxy statement/prospectus is mailed to Community Bancshares stockholders, the date of the annual meeting of Community Bancshares stockholders and the effective time of the merger. See “Market Price and Dividend Information”, beginning on page 9.

The market price of Superior Bancorp common stock may change as a result of a variety of factors, including general market and economic conditions, changes in Superior Bancorp’s business, operations and prospects, and regulatory considerations. Many of these factors are beyond the control of Superior Bancorp and are not necessarily related to a change in the financial performance or condition of Superior Bancorp. As a result of the fixed exchange ratio, the market value of shares of Superior Bancorp common stock that a Community Bancshares stockholder receives in the merger will decline or increase correspondingly with declines or increases in the market price of Superior Bancorp common stock prior to and as of the date shares are exchanged.

There can be no assurance that the value of Superior Bancorp common stock that Community Bancshares stockholders receive in the merger will be substantially equivalent to the market price of Superior Bancorp common stock at the time Community Bancshares stockholders vote to approve the merger agreement and the merger. We urge you to obtain current market quotations for Superior Bancorp common stock. Superior Bancorp common stock is currently listed on the NASDAQ Global Market under the ticker symbol “SUPR”. At the time of the annual meeting, you will not know the exact value of the consideration you will receive when the merger is completed.

The exchange ratio will be reduced if Community Bancshares’ net worth is less than $44,333,000 at the effective time of the merger.

It is a condition to the merger that Community Bancshares have a net worth, as defined in the merger agreement, of at least $44,333,000 at the effective time of the merger. In the event that there is a shortfall between $44,333,000 and the actual net worth of Community Bancshares at the effective time of the merger, then the exchange ratio will be reduced downward by a reduction factor equal to the percentage obtained by dividing the shortfall amount by $44,333,000.

The value of the stock consideration Community Bancshares stockholders will receive could be less than $9.94 per share if the Community Bancshares board of directors does not exercise its right to terminate the merger agreement upon the occurrence of certain events.

If, on the date that all necessary consents and regulatory approvals have been received (the determination date), (1) the ten-day average closing price of Superior Bancorp common stock immediately preceding the determination date is less than $9.94 per share, and (2) the number obtained by dividing the Superior Bancorp stock price on the determination date by $11.70 is less than the Bank Index Ratio minus 0.15, then a majority of the entire board of directors of Community Bancshares may vote to terminate the merger agreement at any time during the five-business-day period after all consents and approvals have been received. The Bank Index Ratio is equal to the quotient obtained by dividing (A) the average of the NASDAQ Bank Index for ten consecutive trading days immediately preceding the determination date by (B) 3,193.47. If Community Bancshares exercises its option to terminate the merger agreement, Community Bancshares must give notice to Superior Bancorp. Superior Bancorp will have the option of paying additional consideration in the form of Superior Bancorp common stock, cash or a combination of both so that the aggregate consideration is valued at the lesser of (1) the product of 0.85 and $11.70, multiplied by the exchange ratio, and (2) the product of the Bank Index Ratio and $11.70, multiplied by the exchange ratio.

No assurance can be given as to whether Community Bancshares’ board of directors would exercise the right to terminate the merger agreement if these conditions are met or whether Superior Bancorp would agree to pay additional consideration.

The merger agreement does not provide for a resolicitation of Community Bancshares’ stockholders in the event that the above conditions to Community Bancshares’ obligations to close are not met, but the Community Bancshares board of directors nevertheless chooses to complete the transaction. The Community Bancshares board of directors has made no decision as to whether it would exercise its right to terminate the merger agreement. In considering whether to exercise its right to terminate the merger agreement, Superior Bancorp expects that the Community Bancshares board of directors would consider the relevant facts and circumstances that exist at the time and would consult with its financial advisor and legal counsel.

The merger agreement limits Community Bancshares’ ability to pursue alternative transactions to the merger and requires Community Bancshares to pay a termination fee if it does.

The merger agreement prohibits Community Bancshares and its directors, officers, representatives and agents from soliciting, authorizing the solicitation of or, subject to very narrow exceptions, entering into discussions with any third party regarding alternative acquisition proposals. The prohibition limits Community Bancshares’ ability to pursue offers that may be superior from a financial point of view from other possible acquirers. If either Community Bancshares or Superior Bancorp terminates the merger agreement as a result of certain events and Community Bancshares enters into a definitive acquisition agreement with a third party, Community Bancshares would be required to pay a $4,000,000 termination fee to Superior Bancorp. This fee makes it less likely that a third party will make an alternative acquisition proposal.

Superior Bancorp and Community Bancshares may choose not to proceed with the merger if it is not completed by March 31, 2007, or if all conditions to closing are not met or waived.

Either Superior Bancorp or Community Bancshares may terminate the merger agreement if the merger has not been completed by March 31, 2007. See “The Merger — The Merger Agreement — Termination Events,” beginning on page 81. There can be no assurance that all conditions to the merger will have been satisfied by March 31, 2007. See “The Merger — The Merger Agreement — Conditions to Completion of the Merger”, beginning on page 79.

After the merger is completed, Community Bancshares stockholders who receive Superior Bancorp common stock for some or all of their shares of Community Bancshares common stock will become stockholders of Superior Bancorp and will have different rights as stockholders, which may be less advantageous than their current rights.

Upon completion of the merger, Community Bancshares stockholders who receive Superior Bancorp common stock for their shares of Community Bancshares common stock will become stockholders of Superior Bancorp. Community Bancshares and Superior Bancorp are both corporations organized under, and subject to, the corporate laws of the State of Delaware. Differences in Community Bancshares’ amended and restated certificate of incorporation and bylaws and Superior Bancorp’s restated certificate of incorporation and bylaws will result in changes to the rights of Community Bancshares stockholders who become Superior Bancorp stockholders. For a description of these changes, see “Comparison of the Rights of Community Bancshares Stockholders and Superior Bancorp Stockholders”, beginning on page 98 of this joint proxy statement/prospectus. A stockholder of Community Bancshares may conclude that his or her current rights under Community Bancshares’ amended and restated certificate of incorporation and bylaws are more advantageous than the rights such stockholder would have as a stockholder of Superior Bancorp under Superior Bancorp’s restated certificate of incorporation and bylaws.

Superior Bank and Superior Bancorp are subject to different regulation than Community Bank and Community Bancshares.

Superior Bank is a federal savings bank and Superior Bancorp is a thrift holding company. Each is subject to supervision by the OTS. Community Bank is an Alabama state-chartered bank and Community Bancshares is a bank holding company under the Bank Holding Company Act of 1956, as amended.

There are a number of material differences between federal savings banks and thrift holding companies, on the one hand, and Alabama state-chartered banks and bank holding companies, on the other hand. Neither Superior Bancorp nor Community Bancshares can give any assurance as to the effect that any of these differences will have on the operations of the combined organizations. Some of these differences include restrictions on federal savings banks’ non real estate-related lending not imposed on Alabama state-chartered banks; differences in permitted non-banking-related activities; differences in interstate branching rights; differences in the cost of supervisory assessments imposed from time to time by the OTS as compared to the Alabama State Banking Department and the Federal Reserve; and differences in the nature and extent of other supervisory and regulatory requirements by the OTS as compared to the Alabama State Banking Department and the Federal Reserve and the interpretation thereof by such agencies.

Risks Relating To Superior Bancorp’s Business

If the interest payments Superior Bank makes on deposits increase relative to interest income, Superior Bancorp may be less profitable.

Superior Bancorp’s profitability depends to a large extent on Superior Bank’s net interest income, which is the difference between income from interest-earning assets, such as loans made and investment securities held, and interest paid on deposits and its borrowings. Superior Bancorp’s net interest income is affected not only by actions it takes, but by changes in general interest rate levels and by other economic factors beyond Superior Bancorp’s control. Superior Bancorp’s net interest income may be reduced if (i) more interest-earning assets than interest-bearing liabilities reprice or mature at a time when interest rates are declining, or (ii) more interest-bearing liabilities than interest-earning assets reprice or mature at a time when interest rates are rising.

In addition, Superior Bancorp may be affected by changes in the difference between short- and long-term interest rates. For example, short-term deposits may be used to support longer-term loans. If the difference between short- and long-term interest rates becomes smaller, the spread between the rates Superior Bancorp pays on deposits and borrowings and the rates Superior Bancorp receives on loans could narrow significantly, decreasing net interest income.

Further, if market interest rates rise rapidly, interest rate adjustment caps may limit Superior Bancorp’s ability to increase interest rates on adjustable-rate mortgage loans, but Superior Bancorp may have to pay higher interest rates on deposits and borrowings. This could cause Superior Bancorp’s net interest income to decrease.

An increase in loan prepayments may adversely affect Superior Bancorp’s profitability.

The rate at which borrowers prepay loans is dependent on a number of factors outside Superior Bancorp’s control, including changes in market interest rates, conditions in the housing and financial markets and general economic conditions. Superior Bancorp cannot always accurately predict prepayment rates. If the prepayment rates with respect to loans are greater than Superior Bancorp anticipates, there may be a negative impact on profitability because Superior Bancorp may not be able to reinvest prepayment proceeds at rates comparable to those received on the prepaid loans, particularly in a time of falling interest rates.

If Superior Bancorp’s allowance for loan losses is inadequate, then Superior Bancorp’s profitability will be reduced.

Superior Bancorp is exposed to the risk that its customers will be unable to repay their loans in accordance with their terms and that any collateral securing such loans will be insufficient to ensure full repayment. Such credit risk is inherent in the lending business, and failure to adequately assess such credit risk could have a material adverse effect on Superior Bancorp’s financial condition and results of operations. Superior Bancorp evaluates the collectibility of its loan portfolio and reviews its evaluation on a regular basis, and Superior Bancorp provides an allowance for loan losses that Superior Bancorp believes is adequate based on various factors that Superior Bancorp believes may affect the credit quality of loans. However, there can be no assurance that actual loan losses will not exceed the allowance that has been established, as such allowance is adjusted from time to time.

If the allowance for loan losses is inadequate for the actual losses, there could be a material adverse effect on Superior Bancorp’s results of operations. In addition, if as a result of its perception of adverse trends, Superior Bancorp materially increases the allowance for loan losses in the future, its earnings would be reduced.

Events in Superior Bancorp’s geographic markets could adversely affect Superior Bancorp.

Superior Bancorp’s business is concentrated in a limited number of markets in Alabama and Florida. Changes in general economic conditions and in the values of real estate in such geographic markets could have an adverse impact on Superior Bancorp’s ability to achieve loan and deposit growth targets and on its customers’ ability to repay existing loans. In addition, natural disasters, such as hurricanes and tornadoes, in these geographic markets could adversely affect Superior Bancorp’s business.

Superior Bancorp faces substantial competition.

There are numerous competitors in Superior Bancorp’s geographic markets, including national, regional and local banks and thrifts and other financial services businesses, some of which have substantially greater resources, higher brand visibility and a wider geographic presence than Superior Bancorp has. Some of these competitors may offer a greater range of services, more favorable pricing and greater customer convenience than Superior Bancorp is able to provide. In addition, in some markets, there are a significant number of new banks and other financial institutions that have opened in the recent past or are expected to open in the near future, and such new competitors may also seek to exploit Superior Bancorp’s markets and customer base. Further, there have been recent consolidations or announcements of proposed consolidations of larger banking institutions in Superior Bank’s market areas, and such consolidations may have an impact on Superior Bank’s market areas. If Superior Bancorp is unable to maintain and grow its market share in the face of such competition, its results of operations will be adversely affected.

Superior Bancorp and Superior Bank are subject to extensive regulation.

Superior Bancorp’s and Superior Bank’s operations are subject to regulation by the OTS. Regulation by the OTS is intended primarily for the protection of depositors and the deposit insurance fund and not for the benefit of stockholders. Superior Bancorp may incur substantial costs in complying with such regulations, and failure to comply with them may expose Superior Bancorp to substantial penalties.

In addition, Superior Bancorp and its subsidiaries are subject to numerous consumer protection laws and other laws relating to the operation of financial institutions. Failure to comply with such laws could expose Superior Bancorp to liability, which could have a material adverse effect on its results of operations.

Superior Bancorp may require additional capital to fund its growth plans.

Superior Bancorp’s business strategy includes the expansion of its business through the development of new locations and through the acquisition of other financial institutions and, to the extent permitted by applicable law, complementary businesses as appropriate opportunities arise. In order to finance such growth and to maintain required regulatory capital levels, Superior Bancorp may require additional capital in the future. There can be no assurance that such capital will be available upon favorable terms, or at all.

Superior Bank is subject to various minimum capital rules of the OTS, including maintaining risk-based capital that takes into account the risks of Superior Bank’s assets and off-balance sheet activities. Superior Bank’s required capital amounts are subject to qualitative judgements by the OTS, and the OTS has the discretion to set individual minimum capital requirements for specific institutions that may be above the minimum guidelines and ratios. Superior Bancorp believes that it meets all OTS capital requirement, including Tier I capital to total risk weighted assets of at least 6%, and believes that is well-capitalized under all OTS requirements. However, if Superior Bank became less than well-capitalized, its growth will be limited and it may need to seek additional capital. Any sales of equity to support growth and capital adequacy may dilute and adversely affect the interest of Superior Bancorp’s existing stockholders. See “Supervision and Regulation” from Superior Bancorp’s 2005 Annual Report on Form 10-K, and “Regulatory Capital” from Superior Bancorp’s Quarterly Reports on Form 10-Q for 2006.

Superior Bancorp is dependent upon the services of its management team.

Superior Bancorp’s operations and strategy are directed by its senior management team, most of whom have joined Superior Bancorp since January 2005. Any loss of the services of members of this management team could have a material adverse effect on Superior Bancorp’s results of operations and the ability to implement Superior Bancorp’s business strategy.

Risks Related To an Investment in Superior Bancorp Common Stock

Superior Bancorp’s stock price may be volatile due to limited trading volume.

Superior Bancorp common stock is traded on the NASDAQ Global Market. However, the average daily trading volume in Superior Bancorp common stock is relatively small, typically under 50,000 shares per day and sometimes significantly less than that. As a result, trades involving a relatively small number of shares may have a significant effect on the market price of Superior Bancorp common stock, and it may be difficult for investors to acquire or dispose of large blocks of stock without significantly affecting the market price.

Superior Bancorp’s ability to pay dividends is limited.

Superior Bancorp’s ability to pay dividends is limited by regulatory requirements and the need to maintain sufficient consolidated capital to meet the capital needs of its business, including capital needs related to future growth. Superior Bancorp’s primary source of income is the payment of dividends from Superior Bank to Superior Bancorp. Superior Bank, in turn, is likewise subject to regulatory requirements potentially limiting its ability to pay such dividends to Superior Bancorp and by the need to maintain sufficient capital for its operations and obligations. Further, Superior Bancorp is obligated, subject to regulatory limitations, to make periodic distributions on its trust preferred securities, which reduces the income that might otherwise be available to pay dividends on Superior Bancorp common stock. Thus, there can be no assurance that Superior Bancorp will pay dividends to its common stockholders, no assurance as to the amount or timing of any such dividends, and no assurance that such dividends, if and when paid, will be maintained, at the same level or at all, in future periods.

The market price of Superior Bancorp common stock increased significantly upon a management change in January 2005 in a relatively short period of time.

The market price of Superior Bancorp common stock, as reported on the NASDAQ Global Market, increased significantly by approximately 32% between December 31, 2004 and December 31, 2005 following the change in Superior Bancorp’s management in January 2005. Superior Bancorp common stock has not had similar increases since then. Superior Bancorp believes that this increase resulted in part from investors’ perception as to the ability of its new senior management team to execute its business strategy and enhance stockholder value. There can be no assurance that the market price of Superior Bancorp common stock will increase at a similar pace in the future or will even remain at or near its current level, which is substantially above historic trading prices prior to 2005.

The issuance of Superior Bancorp common stock in future acquisitions or capital-raising transactions may be dilutive to existing stockholders.

If Superior Bancorp determines that appropriate strategic opportunities exist, Superior Bancorp may acquire other financial institutions and related businesses, subject to applicable regulatory requirements. Superior Bancorp may use its common stock for such acquisitions. From time to time, Superior Bancorp may also seek to raise capital through selling additional common stock. It is possible that the issuance of additional common stock in such acquisition or capital transactions may be dilutive to the interests of existing stockholders.

THE SUPERIOR BANCORP SPECIAL MEETING

This joint proxy statement/prospectus is being furnished to the Superior Bancorp stockholders in connection with the solicitation of proxies by the Superior Bancorp board of directors for use at the Superior Bancorp special meeting to consider and vote upon the approval of the merger agreement and the merger. Each copy of this joint proxy statement/prospectus mailed or delivered to Superior Bancorp stockholders is accompanied by a proxy card for use at the special meeting.

Date, Place and Time.  The Superior Bancorp special meeting is to be held at the principal executive offices of Superior Bancorp located at 17 North 20th Street, Birmingham, Alabama 35203, on October 12, 2006, at 1:00 p.m.

Record Date, Quorum and Voting.  The Superior Bancorp board of directors has fixed the close of business on August 25, 2006, as the record date for the determination of Superior Bancorp stockholders entitled to receive notice of and to vote at the Superior Bancorp special meeting. The presence, in person or by proxy, of the holders of a majority of the shares of the Superior Bancorp common stock entitled to vote at the Superior Bancorp special meeting will constitute a quorum. Each stockholder of record as of the record date is entitled to one vote for each share of Superior Bancorp common stock then held.

Vote Required.  As of August 25, 2006, the Superior Bancorp record date, there were 20,373,480 shares of Superior Bancorp common stock outstanding. Approval and adoption of the merger agreement requires the affirmative vote of a majority of all outstanding shares of Superior Bancorp common stock entitled to vote thereon; as a result, failures to vote, broker non-votes and abstentions will be the equivalents of votes against the merger agreement. Accordingly, approval of the merger agreement and the merger at the Superior Bancorp special meeting will require the affirmative vote of the holders of at least 10,186,741 shares of Superior Bancorp common stock.

As of the Superior Bancorp record date, directors and executive officers of Superior Bancorp beneficially owned an aggregate of 2,705,816 shares, or approximately 13.28% of Superior Bancorp common stock outstanding on such date. The Superior Bancorp board of directors has unanimously approved the merger agreement, and all directors and executive officers are expected to vote in favor of the merger agreement. See “The Merger — The Merger Agreement — Conditions to the Completion of the Merger” beginning on page 79.

Voting and Revocation of Proxies.  Shares of Superior Bancorp common stock represented by a proxy properly signed and received at or prior to the Superior Bancorp special meeting, unless subsequently revoked, will be voted in accordance with the instructions thereon. The proposal to adopt the merger agreement is a non-discretionary item, meaning that brokerage firms may not vote shares in their discretion on behalf of a client if the client has not furnished voting instructions. Because the merger must be approved by the holders of a majority of the outstanding shares of the common stock of both Superior Bancorp and Community Bancshares, abstentions and broker non-votes will have the same effect as a vote against the merger. You are urged to complete, sign and date the accompanying proxy and return it promptly in the enclosed postage-prepaid envelope.

If a proxy is properly executed and returned without indicating any voting instructions, shares of Superior Bancorp common stock represented by the proxy will be voted “FOR” approval and adoption of the merger agreement and the merger.

Any proxy given pursuant to the solicitation may be revoked by the person giving the proxy at any time before the proxy is voted by filing an instrument revoking it or by delivering a duly executed proxy bearing a later date to Superior Bancorp before or at the special meeting, or by voting in person at the special meeting. Attendance at the special meeting will not in and of itself constitute a revocation of a proxy. Only votes cast “FOR” approval and adoption of the merger agreement and the merger or other matters constitute affirmative votes.

Solicitation of Proxies.  In addition to solicitation by mail, directors, officers and employees of Superior Bancorp, who will not be specifically compensated for such services, may solicit proxies from the stockholders of Superior Bancorp personally or by telephone or other forms of communication. Superior Bancorp has also engaged Georgeson Shareholder Communications, Inc. to aid in the solicitation of proxies, for which Superior Bancorp will pay a fee that will not exceed $7,500 plus reimbursement of expenses. Superior Bancorp expects to reimburse brokers, banks, custodians and other nominees for their reasonable expenses in handling proxy materials for beneficial owners. Except as otherwise provided in the merger agreement, Superior Bancorp will bear its own expenses in connection with the solicitation of proxies for Superior Bancorp special meeting. See “The Merger — The Merger Agreement — Expenses and Fees”, on page 83.

Recommendation of the Superior Bancorp Board of Directors.  The Superior Bancorp board of directors has unanimously adopted the merger agreement and believes that the proposed transaction is fair and in the best interests of Superior Bancorp and its stockholders. The Superior Bancorp board of directors recommends that its stockholders vote “FOR” approval and adoption of the merger agreement and the merger.

THE COMMUNITY BANCSHARES ANNUAL MEETING

This joint proxy statement/prospectus is being furnished to Community Bancshares stockholders in connection with the solicitation of proxies by the Community Bancshares board of directors for use at the Community Bancshares annual meeting. Each copy of this joint proxy statement/prospectus mailed or delivered to Community Bancshares stockholders is accompanied by a proxy card for use at the annual meeting. This joint proxy statement/prospectus is also furnished to Community Bancshares stockholders as a prospectus in connection with the issuance of shares of Superior Bancorp common stock upon consummation of the merger.

Date, Place and Time.  The Community Bancshares annual meeting is to be held at the Main Clubhouse at Limestone Springs, 3000 Colonial Drive, Oneonta, Alabama, on October 12, 2006, at 1:00 p.m.

Record Date, Quorum and Voting.  The board of directors of Community Bancshares has fixed the close of business on August 15, 2006, as the record date for the determination of the Community Bancshares stockholders entitled to receive notice of and to vote at the Community Bancshares annual meeting. The presence, in person or by proxy, of the holders of a majority of the shares of Community Bancshares common stock entitled to vote at the Community Bancshares annual meeting will constitute a quorum. Each stockholder of record as of the record date is entitled to one vote for each share then held.

Vote Required.  As of August 15, 2006, the Community Bancshares record date, there were 8,954,652 shares of Community Bancshares common stock outstanding. Approval and adoption of the merger agreement requires the affirmative vote of a majority of all outstanding shares of Community Bancshares common stock entitled to vote thereon; as a result, failures to vote, broker non-votes and abstentions will be the equivalents of votes against the merger agreement and the merger. Accordingly, approval of the merger agreement at the Community Bancshares annual meeting will require the affirmative vote of the holders of at least 4,477,327 shares of Community Bancshares common stock.

Each director nominee standing for election must be elected by a plurality of the votes cast at the annual meeting at which a quorum is present. This means that the three director nominees receiving the most votes will be elected. Shares not voted, and properly voted proxies to “withhold authority,” will result in a nominee’s receiving fewer votes, but will not be treated as votes against a nominee.

As of the Community Bancshares record date, directors and executive officers of Community Bancshares beneficially owned an aggregate of 965,769 shares, or approximately 10.79% of the Community Bancshares common stock outstanding on such date. The non-officer directors of Community Bancshares have agreed to vote the shares of Community Bancshares common stock beneficially owned by them in favor of the merger agreement and the merger. See “The Merger — The Merger Agreement — Support Agreements”, beginning on page 89.

Voting and Revocation of Proxies.  Shares of Community Bancshares common stock represented by a proxy properly signed and received at or prior to the Community Bancshares annual meeting, unless subsequently revoked, will be voted in accordance with the instructions thereon. The proposal to adopt the merger agreement is a non-discretionary item, meaning that brokerage firms may not vote shares in their discretion on behalf of a client if the client has not furnished voting instructions. Because the merger must be approved by the holders of a majority of the outstanding shares of the common stock of both Superior Bancorp and Community Bancshares, abstentions and broker non-votes will have the same effect as a vote against the merger.

You are urged to complete, sign and date the accompanying proxy and return it promptly in the enclosed postage-prepaid envelope.

If a proxy is properly executed and returned without indicating any voting instructions, shares of Community Bancshares common stock represented by the proxy will be voted “FOR” approval and adoption of the merger agreement and the merger and “FOR” the election of the nominees to the board of directors.

Any proxy given pursuant to the solicitation may be revoked by the person giving the proxy at any time before the proxy is voted by filing an instrument revoking it or by delivering a duly executed proxy bearing a later date to Community Bancshares before or at the special meeting, or by voting in person at the special meeting. Attendance at the Community Bancshares special meeting will not in and of itself constitute a revocation of a proxy. Only votes cast “FOR” approval of the merger agreement and the merger or other matters constitute affirmative votes.

Solicitation of Proxies.  Community Bancshares has engaged Georgeson Shareholder Communications, Inc. to aid in the solicitation of proxies for a fee of $6,500 plus the reimbursement of any out-of-pocket expenses. In addition, directors, officers and employees of Community Bancshares, who will not be specifically compensated for such services, may solicit proxies from the stockholders of Community Bancshares personally or by telephone or other forms of communication. Except as otherwise provided in the Plan of Merger, Community Bancshares will bear its own expenses in connection with the solicitation of proxies for the Community Bancshares annual meeting. See “The Merger — Expenses and Fees”, on page 83.

Recommendation of Community Bancshares’ Board of Directors.  Community Bancshares’ board of directors has unanimously adopted the merger agreement and believes that the proposed transaction is desirable and in the best interests of Community Bancshares and its stockholders. Community Bancshares’ board of directors recommends that its stockholders vote “FOR” approval and adoption of the merger agreement and the merger. Community Bancshares’ board of directors also recommends that its stockholders vote “FOR” the election of the nominees listed in this joint proxy statement/prospectus as directors of Community Bancshares.

Community Bancshares stockholders should not send stock certificates with their proxy cards. The procedure for the exchange of shares after the merger is consummated is described at pages 92 in this joint proxy statement/prospectus. See “The Merger — Exchange of Certificates”, beginning on page 92.

THE MERGER

We describe and summarize below the principal provisions of the proposed merger between Superior Bancorp and Community Bancshares, Inc. This description is not complete and is subject to, and qualified in its entirety by reference to, the Agreement and Plan of Merger, the full text of which is attached to this joint proxy statement prospectus as Annex A. We urge you to read the Agreement and Plan of Merger carefully and in its entirety.

Background of the Merger

During the last several years, there have been significant developments in the banking and financial services industry. These developments have included the increased emphasis and dependence on automation, specialization of products and services, increased competition from other financial institutions, a trend toward consolidation and geographic expansion and changes in regulatory requirements, including the increased costs of being a public company following the Sarbanes-Oxley Act of 2002.

The board of directors and management of Community Bancshares have periodically reviewed and updated strategic plans for Community Bancshares, in light of these changes, its markets and market positions. Community Bancshares has historically received inquiries regarding its willingness to consider an acquisition by, or affiliation with, larger financial institutions. Consistent with its fiduciary obligations to its stockholders, Community Bancshares has considered such inquiries and evaluated them with respect to the level and form of consideration proposed, and the seriousness and specificity that has been conveyed to Community Bancshares in terms of consideration, as well as the current and expected future operations of Community Bancshares, and other considerations and factors deemed relevant by Community Bancshares, in seeking to provide value to its stockholders. As the nature of banking has become increasingly competitive, larger organizations have demonstrated a willingness to pay a premium for franchises in certain markets. In considering the market conditions at the end of 2005 and Community Bancshares’ situation, including demands by a few institutional stockholders for the sale of Community Bancshares, Community Bancshares felt it was necessary to consult with investment banking firms experienced in the area of financial institution mergers and acquisitions to evaluate the prospects of a potential transaction that would both maximize stockholder value and continue to provide its customers with quality products and services.

Based upon deliberations by the board of directors of Community Bancshares in January 2006 regarding the cost of providing the increasingly broad array of financial products and alternative delivery channels to remain competitive in the marketplace, complying with increasingly complex regulations, including the internal audit controls measures mandated by Section 404 of the Sarbanes-Oxley Act of 2002, and continuing to deliver exceptional service to its customers, while still endeavoring to provide value to its stockholders and the costs and distractions of a proxy contest by a New York-based hedge fund, the board of directors of Community Bancshares retained FIG Partners LLC (“FIG”) on January 11, 2006, to assist and advise Community Bancshares in exploring its strategic options, one of which was a merger with a larger financial institution.

On January 20, 2006, C. Stanley Bailey, Chief Executive Officer of Superior Bancorp, discussed with Patrick M. Frawley, Chairman, Chief Executive Officer and President of Community Bancshares, the possibility of combining their respective companies. Mr. Bailey and Mr. Frawley agreed to continue the discussions in the future. On January 31, 2006, Superior Bancorp engaged Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”) to assist and advise Superior Bancorp in merger discussions with Community Bancshares.

FIG began its own due diligence on Community Bancshares to help the board evaluate strategic alternatives that were in the best interest of Community Bancshares and its stockholders. As part of this process, beginning in late January and throughout February, FIG contacted numerous financial institutions regarding a possible acquisition of Community Bancshares. One of the institutions contacted by FIG was Superior Bancorp. As a result of these conversations, a confidentiality agreement was signed on February 6, 2006, by Superior Bancorp and Community Bancshares. On February 6, 2006, representatives of Community Bancshares and FIG met with representatives from Superior Bancorp, including its financial advisors. At this meeting, Superior Bancorp and Community Bancshares exchanged information and discussed the potential benefits of a business combination between Community Bancshares and Superior Bancorp. Superior Bancorp provided FIG a list of information it would need in order to prepare a non-binding letter of intent. This information was provided to Superior Bancorp on February 13, 2006.

On February 14, 2006, Superior Bancorp engaged Burke Capital Group, L.L.C. (“Burke Capital”) as an additional financial advisor in connection with merger discussions with Community Bancshares and to analyze the proposed transaction and to issue a fairness opinion with respect to a merger between Superior Bancorp and Community Bancshares.

On February 23, 2006, Mr. Bailey met with Mr. Frawley to discuss the complementary strengths and challenges of the companies and to discuss possible structures of a merger and potential market valuations.

Concurrently with the conversations with Superior Bancorp, FIG continued to solicit interest in Community Bancshares from additional financial institutions. Of the numerous parties contacted, two others, in addition to Superior Bancorp, expressed interest in pursuing a transaction with Community Bancshares; however, both of these parties ultimately decided not to pursue a transaction and did not conduct due diligence.

On March 10, 2006, Superior Bancorp provided Community Bancshares with a non-binding letter of intent, which became the basis for future discussions and negotiation of the merger agreement, and met with representatives of FIG to discuss the merger. The parties continued to discuss the terms of the merger over the ensuing days. On March 21, 2006, Community Bancshares’s board of directors met to discuss the terms proposed by Superior Bancorp and the issues involved in a possible transaction and to allow representatives from Superior Bancorp to make an informal presentation regarding their company, its philosophy and the proposed transaction. At this meeting, the Community Bancshares board of directors indicated various changes that they desired to the Superior Bancorp proposal and instructed management and FIG to continue discussions with Superior Bancorp to resolve any outstanding items regarding the transaction as reported to them on that day.

While these conversations continued, representatives of Superior Bancorp began, on April 10, 2006, conducting on-site due diligence of Community Bancshares. On April 18, 2006, representatives of Community Bancshares began on-site due diligence of Superior Bancorp. On April 27, 2006, both companies completed their due diligence and continued to negotiate and finalize the terms and conditions of the merger agreement.

On April 20, 2006, the board of directors of Superior Bancorp reviewed the status of the discussions with Community Bancshares, including the due diligence results to date and the preliminary fairness opinions delivered by Sandler O’Neill and Burke Capital, at its board meeting. The board of directors of Superior Bancorp approved management to continue negotiations and to report on a final merger agreement and agreed to reconvene the meeting at a later date to consider management’s final recommendation with respect to the proposed merger.

The board of directors of Community Bancshares met again on April 25, 2006 to review the merger agreement with its outside counsel and FIG’s representatives. The board of Community Bancshares identified certain items that needed further discussions and additional negotiations.

On April 28, 2006, the board of directors of Superior Bancorp reconvened its board meeting by telephone conference call to further review the due diligence results, to receive the reconfirmation of the fairness opinions of Sandler O’Neil and Burke Capital and to review the final proposed terms and conditions of the merger agreement with Community Bancshares. Sandler O’Neill and Burke Capital reaffirmed their fairness opinions. The board of directors of Superior Bancorp approved the merger and authorized the execution of the merger agreement.

On April 29, 2006, the board of directors of Community Bancshares held a meeting to receive presentations from counsel regarding the merger agreement and FIG’s presentation regarding the fairness of the merger consideration to the stockholders of Community Bancshares. After due deliberation and further negotiation, the merger agreement was approved.

Mr. Bailey and Mr. Frawley executed the merger agreement on behalf of their respective companies on April 29, 2006. Finally, before the market opened on May 1, 2006, Superior Bancorp and Community Bancshares issued a joint press release announcing the merger.

Superior Bancorp’s Reasons for the Merger

On April 28, 2006, the board of directors of Superior Bancorp unanimously approved and adopted the merger agreement. The board of directors of Superior Bancorp believes that the merger and the terms and provisions of the merger agreement are in the best interests of Superior Bancorp.

In approving the merger, the board of directors of Superior Bancorp considered a number of factors as generally supporting its decision to enter into the merger agreement. The following factors considered by the board of directors of Superior Bancorp in evaluating the merger agreement are not intended to be exhaustive, but include the material factors considered by the board. Without assigning any relative or specific weights to the factors, the board of directors of Superior Bancorp considered the following material factors:

•	the opportunity to consolidate Superior Bancorp’s Alabama market presence and to rationalize its current branch system;

•	the addition of branches in the Huntsville market without the expense and time needed for establishing de novo branches in the Huntsville market;

•	the numerous customer relationships Community Bank has in the North Alabama market;

•	the expected impact on future earnings of the combined companies;

•	the expected impact on stockholder value of the combined companies;

•	the financial terms of recent business combinations in the financial services industry and a comparison of the multiples of selected combinations with the terms of the proposed transaction with Community Bancshares;

•	the opinions of Sandler O’Neill and Burke Capital that the consideration to be received by Community Bancshares’ stockholders pursuant to the merger agreement is fair from a financial point of view to Superior Bancorp; and

•	the likelihood of the merger being approved by applicable regulatory authorities without undue condition or delay.

The foregoing discussion of the information and factors considered by the Superior Bancorp board is not intended to be exhaustive, but includes the material factors considered. In view of the variety of factors considered in connection with its evaluation of the merger and the offer price, the board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations, and individual directors may have given differing weights to different factors.

The terms of the merger were the result of arm’s-length negotiations between representatives of Superior Bancorp and representatives of Community Bancshares. Based upon the consideration of the foregoing factors, the board of directors of Superior Bancorp unanimously approved the merger as being in the best interest of Superior Bancorp, its stockholders and its other constituencies.

Community Bancshares’ Reasons for the Merger

On April 29, 2006, the board of directors of Community Bancshares unanimously approved and adopted the merger agreement. The board of directors of Community Bancshares believes that the merger and the terms and provisions of the merger agreement are in the best interests of Community Bancshares’ stockholders.

In reaching its decision to approve and adopt the merger agreement, the board of directors of Community Bancshares considered a number of factors as generally supporting its decision including the following:

•	the financial terms of the merger, including the relationship of the merger consideration to be received by the stockholders of Community Bancshares to the earnings per share, assets, deposits, and the tangible and total book values of Community Bancshares common stock, and to the contribution analyses of the respective institutions in the merger compared to their percentage ownership, in total assets, net loans, total deposits and total equity in the combined company;

•	the estimated discounted cash flow values of Community Bancshares common stock;

•	comparable transactions;

•	the fact that stockholders of Community Bancshares will receive the merger consideration in shares of Superior Bancorp common stock, which is publicly traded with greater average daily volume than Community Bancshares common stock;

•	the potentially significant costs of protecting the stockholders’ interests generally against the proxy contest initiated by a New York-based hedge fund;

•	the opinion rendered by FIG that the exchange of Community Bancshares common stock for Superior Bancorp common stock on the terms and conditions set forth in the merger agreement is fair to the stockholders of Community Bancshares from a financial point of view;

•	the likelihood that the growth of Community Bancshares without the affiliation with a larger holding company would be limited because of Community Bancshares’ need for increased capital, personnel and other resources to support growth, the costs of rationalizing its branches, including the likelihood of recouping substantial existing investments in slow-growing markets located long distances from Community Bancshares’ principal operations, and the costs of complying with Section 404 of the Sarbanes-Oxley Act of 2002;

•	the treatment of the merger as a tax-free exchange for federal income tax purposes with respect to the Community Bancshares common stock exchanged for Superior Bancorp common stock;

•	trends in the markets for financial services and increased competition;

•	the likelihood that affiliation with a larger holding company would provide the opportunity to realize economies of scale, increase efficiencies of operations, and enhance the development of new products and services to better serve Community Bancshares’ customers;

•	the potential benefits and opportunities for employees of Community Bancshares, as a result of both employment opportunities and benefit plans in a larger organization; and

•	the likelihood of the merger’s being approved by applicable regulatory authorities without adverse conditions or delay.

The foregoing discussion of the information and factors considered by the Community Bancshares board is not intended to be exhaustive, but includes the material factors considered. In view of the variety of factors considered in connection with its evaluation of the merger and the offer price, the board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations, and individual directors may have given differing weights to different factors.

Each member of the Community Bancshares board of directors has agreed, subject to his or her fiduciary duties, to vote his shares of common stock in favor of the merger.

The terms of the merger were the result of arm’s-length negotiations between representatives of Community Bancshares and representatives of Superior Bancorp. Based upon the consideration of the foregoing factors, the board of directors of Community Bancshares unanimously approved the merger as being in the best interest of Community Bancshares, its stockholders and its other constituencies.

Recommendation of Superior Bancorp’s Board of Directors

Superior Bancorp’s board of directors has unanimously approved the merger agreement and the merger and believes that the proposed merger is in the best interest of Superior Bancorp and its stockholders. Accordingly, Superior Bancorp’s board of directors unanimously recommends that its stockholders vote “FOR” approval of the merger agreement and the merger.

Recommendation of Community Bancshares’ Board of Directors

Community Bancshares’ board of directors has unanimously approved the merger agreement and the merger and believes that the proposed merger is in the best interest of Community Bancshares and its stockholders. Accordingly, Community Bancshares’ board of directors unanimously recommends that its stockholders vote “FOR” approval of the merger agreement and the merger.

Opinion of Sandler O’Neill

By letter dated January 31, 2006, Superior Bancorp retained Sandler O’Neill to act as its financial advisor in connection with a possible business combination with Community Bancshares. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill acted as financial advisor to Superior Bancorp in connection with the proposed transaction and participated in certain of the negotiations leading to the execution of a definitive merger agreement on April 29, 2006. At the April 28, 2006 meeting at which Superior Bancorp’s board of directors considered and approved the merger agreement, and authorized Superior Bancorp’s officers to resolve the remaining outstanding issues, Sandler O’Neill delivered to the board its oral opinion, that, as of such date, the merger consideration was fair to Superior Bancorp from a financial point of view. The full text of Sandler O’Neill’s opinion is attached as Annex B to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. Sandler O’Neill urges Superior Bancorp’s stockholders to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to the Superior Bancorp board and is directed only to the fairness of the merger consideration to Superior Bancorp from a financial point of view. It does not address the underlying business decision of Superior Bancorp to engage in the merger or any other aspect of the merger and is not a recommendation to any Superior Bancorp stockholder as to how such stockholder should vote at the special meeting with respect to the merger or any other matter.

In connection with rendering its April 29, 2006 opinion, Sandler O’Neill reviewed and considered, among other things:

(1) the merger agreement;

(2) certain publicly available financial statements and other historical financial information of Superior Bancorp that Sandler O’Neill deemed relevant;

(3) certain available financial statements and other historical financial information of Community Bancshares that Sandler O’Neill deemed relevant;

(4) earnings per share estimates for Superior Bancorp for the years ending December 31, 2006 and 2007 as provided by, and reviewed with, senior management of Superior Bancorp;

(5) earnings per share estimates for Community Bancshares for the years ending December 31, 2006 and 2007 provided by and reviewed with senior management of Community Bancshares;

(6) the pro forma financial impact of the merger on Superior Bancorp, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by the senior management of Superior Bancorp;

(7) the publicly reported historical price and trading activity for Superior Bancorp’s and Community Bancshares’ common stock, including a comparison of certain financial and stock market information for Superior Bancorp and Community Bancshares and similar publicly available information for certain other companies the securities of which are publicly traded;

(8) the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available;

(9) the current market environment generally and the banking environment in particular; and

(10) such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of senior management of Superior Bancorp, the business, financial condition, results of operations and prospects of Superior Bancorp and held similar discussions with certain members of senior management of Community Bancshares regarding the business, financial condition, results of operations and prospects of Community Bancshares.

In performing its reviews and analyses and in rendering its opinion, Sandler O’Neill assumed and relied upon the accuracy and completeness of all the financial and other information that was available to them from public sources, that was provided to Sandler O’Neill by Superior Bancorp or Community Bancshares or their respective representatives or that was otherwise reviewed by Sandler O’Neill and have assumed such accuracy and completeness for purposes of rendering this opinion. Sandler O’Neill has not been asked to undertake, and has not undertaken, an independent verification of any of such information and Sandler O’Neill does not assume any responsibility or liability for the accuracy or completeness thereof. Sandler O’Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing the assets or the liabilities (contingent or otherwise) of Superior Bancorp or Community Bancshares or any of their subsidiaries, or the collectibility of any such assets, nor has Sandler O’Neill been furnished with any such evaluations or appraisals. Sandler O’Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of Superior Bancorp or Community Bancshares nor has Sandler O’Neill reviewed any individual credit files relating to Superior Bancorp or Community Bancshares. Sandler O’Neill assumed, with Superior Bancorp’s consent, that the respective allowances for loan losses for both Superior Bancorp and Community Bancshares were adequate to cover such losses.

The internal budgets and estimates for growth used and relied upon by Sandler O’Neill in its analyses for Superior Bancorp were provided by Superior Bancorp senior management who confirmed to Sandler O’Neill that those budgets and estimates reflected the best currently available estimates and judgments of the future financial performance of Superior Bancorp. With respect to the internal budgets and growth estimates for Community Bancshares, with Superior Bancorp’s consent, Sandler O’Neill used and relied on the budgets provided by the senior management of Community Bancshares to Superior Bancorp, as adjusted by and discussed with Superior Bancorp’s senior management and those budgets and estimates reflected best currently available estimates and judgments of the future financial performance of Community Bancshares by Superior Bancorp’s senior management. All projections of transaction costs, purchase accounting adjustments and expected cost savings related to the merger were provided by or reviewed with senior management of Superior Bancorp who confirmed to Sandler O’Neill that those projections reflected to best currently available estimates and judgments of management. Sandler O’Neill assumed that the financial performances reflected in all budgets, estimates and projections used by Sandler O’Neill in its analyses would be achieved. Sandler O’Neill expressed no opinion as to such budgets, estimates or projections or the assumptions on which they were based. Sandler O’Neill also assumed that there has been no material change in the assets, financial condition, results of operations, business or prospects of Superior Bancorp or Community Bancshares since the date of the last financial statements made available to them and that Superior Bancorp and Community Bancshares will remain as going concerns for all periods relevant to the analyses.

With respect to the merger agreement, Sandler O’Neill assumed that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to such agreement will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the merger agreement are not waived and that the merger will be a tax-free reorganization for federal income tax purposes. Finally, with Superior Bancorp’s consent, Sandler O’Neill relied upon the advice received from Superior Bancorp’s legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger agreement and the other transactions contemplated by the merger agreement.

Sandler O’Neill’s opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion. Events occurring after the date hereof could materially affect this opinion. Sandler O’Neill has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date of this joint proxy statement/prospectus. Sandler O’Neill expressed no opinion as to what the value of Superior Bancorp’s common stock will be when issued to Community Bancshares’ stockholders pursuant to the merger agreement or the prices at which the common stock of Superior Bancorp may trade at any time.

In rendering its April 29, 2006 opinion, Sandler O’Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O’Neill, but is not a complete description of all the analyses underlying Sandler O’Neill’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to Superior Bancorp or Community Bancshares and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Superior Bancorp and Community Bancshares and the companies to which they are being compared.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Superior Bancorp, Community Bancshares and Sandler O’Neill. The analysis performed by Sandler O’Neill is not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the Superior Bancorp board of directors at the board’s April 28, 2006 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of Superior Bancorp’s common stock or Community Bancshares’ common stock or the prices at which Superior Bancorp’s or Community Bancshares’ common stock may be sold at any time. The analysis of Sandler O’Neill and the opinion it provided were among a number of factors taken into consideration by Superior Bancorp’s board in making its determination to adopt the plan of merger contained in the merger agreement and the analyses described below should not be viewed as determinative of the decision of Superior Bancorp’s board or management with respect to the fairness of the merger.

The summary below is not a complete description of the analyses underlying the opinions of Sandler O’Neill or the presentation made by Sandler O’Neill to Superior Bancorp’s board of directors on April 28, 2006, but is instead a summary of the material analyses performed and presented in connection with the opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of a financial analysis and the applications of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description.

In arriving at its opinion, Sandler O’Neill did not attribute any particular weight to any analysis or factor that it considered. Rather Sandler O’Neill made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. Sandler O’Neill did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support their respective opinions; rather Sandler O’Neill made its determination as to the fairness of the per share consideration on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole. Accordingly, Sandler O’Neill believes that the analysis and the summary of the analysis must be considered as a whole and that selecting portions of the analysis and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying their analyses and opinions. The tables alone do not constitute complete descriptions of the financial analyses presented in such tables.

Summary of Proposed Transaction.  Sandler O’Neill reviewed the financial terms of the proposed transaction. Using the fixed exchange ratio of 0.8974 shares of Superior Bancorp common stock for each share of Community Bancshares common stock, based upon Superior Bancorp’s average stock price for 30 days as of March 22, 2006 of $11.48, Sandler O’Neill calculated a transaction value of $10.37 per share, or an aggregate transaction value of $97.946 million. Based upon financial information for Community Bancshares as or for the twelve month period ended December 31, 2005, Sandler O’Neill calculated the following transaction ratios:

Transaction Ratios

Transaction value/Last twelve months’ net income	59.4	x
Transaction value/Tangible book value	220.9%
Transaction value/Stated book value per share	236.9%
Tangible book premium/ Core deposits(1)	14.5%
Current market premium(2)	4.5%

(1)	Core deposits exclude time deposits with account balances greater than $100,000 and brokered CDs. Tangible book premium/core deposits calculated by dividing the excess of the aggregate transaction value of $97.9 million over tangible book value by core deposits.

(2)	Based upon Community Bancshares’ stock price of $9.93 as of April 26, 2006.

The aggregate transaction value was approximately $97.9 million, based upon the $10.37 price per share offered, 8,792,641 Community Bancshares common shares outstanding and the offer value for Community Bancshares stock options of $10.50 in cash for 1,641,500 options of Community Bancshares common stock at a weighted-average exercise price of $6.79.

Comparable Company Analysis.  Sandler O’Neill used publicly available information to perform a comparison of selected financial and market trading information for Superior Bancorp and Community Bancshares.

Sandler O’Neill also used publicly available information to compare selected financial and market trading information for Community Bancshares and a group of financial institutions selected by Sandler O’Neill as “peers”. The Community Bancshares peer group consisted of the following publicly traded commercial banks headquartered in Alabama, Arkansas, Louisiana, Mississippi or Tennessee with total assets between $300 million and $800 million:

Nexity Financial Corporation	Jeff Davis Bancshares Inc.
CIVITAS BankGroup	CapitalSouth Bancorp
MidSouth Bancorp Inc.	Tennessee Commerce Bancorp Inc
United Security Bancshares	Britton & Koontz Capital Corp.
Auburn National Bancorp.	United Bancorp. of Alabama
Citizens Holding Co.	Bankshares of Fayetteville Inc
Capital Bancorp Inc.	Mountain National Bancshares

The analysis compared publicly available financial information for Community Bancshares and the high, low, mean, and median financial and market trading data for the Community Bancshares peer group as of and for the twelve months ended December 31, 2005. The table below sets forth the data for Community Bancshares and the median data for the Community Bancshares peer group as of and for the twelve months ended December 31, 2005, with pricing data as of April 26, 2006.

Comparable Group Analysis

Community	Comparable Group
Bancshares	Median Result

Total Assets (In thousands)	$572,468	$462,153
Tangible Equity/Tangible Assets	7.26%	7.29%
Intangible Assets/Total Equity	6.75%	2.07%
Net Loans/Total Assets	58.12%	64.16%
Gross Loans/Total Deposits	76.89%	87.15%
Total Borrowings/Total Assets	12.50%	10.56%
Non-performing Assets/Assets	2.36%	0.18%
Loan Loss Reserve/Gross Loans	1.40%	1.19%
Loan Loss Reserve/Non-performing Assets	35.09%	238.23%
Net Interest Margin	3.84%	4.03%
Non-interest Income/Average Assets	1.10%	0.89%
Fees/Revenues	24.66%	19.21%
Non-interest Expense/Average Assets	4.08%	2.94%
Efficiency Ratio	91.42%	67.48%
Return on Average Assets	0.30%	0.93%
Return on Average Equity	3.80%	12.80%
Price/Book Value	196.94%	184.22%
Price/Tangible Book Value	211.19%	193.78%
Price/LTM Earnings per Share	52.26	x	15.18	x
Price/2006 Estimated Earnings per Share(1)	29.21	x	16.12	x
Dividend Payout Ratio	0.00%	19.30%
Dividend Yield	0.00%	1.16%
Market Capitalization (in thousands)	$87,311	$70,614

(1)	Based on Management’s estimates.

The Superior Bancorp peer group consisted of the following publicly traded commercial banks headquartered in Alabama, Florida, Georgia, Mississippi, North Carolina, South Carolina, Tennessee, Virginia or West Virginia with total assets between $1.0 billion and $2.0 billion:

Security Bank Corp.	Cardinal Financial Corp.	Colony Bankcorp Inc.
Greene County Bancshares Inc.	NBC Capital Corp.	Bank of Granite Corp.
GB&T Bancshares Inc.	Fidelity Southern Corp.	FNB Corp.
Coastal Financial Corp.	BancTrust Financial Group Inc.	TIB Financial Corp.
Virginia Commerce Bancorp Inc.	Southern Community Financial	First Security Group Inc.
Virginia Financial Group	First M & F Corp.	Commercial Bankshares Inc.
FNB Corp.	Summit Financial Group Inc.

The analysis compared publicly available financial and market trading information for Superior Bancorp and the high, low, mean, and median data for the Superior Bancorp peer group as of and for the twelve months ended December 31, 2005. The table below sets forth the data for Superior Bancorp and the median data for the Superior Bancorp peer group as of and for the twelve months ended December 31, 2005, with pricing data as of April 26, 2006.

Comparable Group Analysis

Superior	Comparable Group
Bancorp	Median Result

Total Assets (in millions)	$1,415.5	$1,446.7
Tangible Equity/Tangible Assets	6.63%	7.09%
Intangible Assets/Total Equity	11.51%	18.33%
Net Loans/Total Assets	68.71%	74.69%
Gross Loans/Total Deposits	94.34%	95.06%
Total Borrowings/Total Assets	15.42%	7.15%
Non-performing Assets/Assets	0.56%	0.36%
Loan Loss Reserve/Gross Loans	1.22%	1.21%
Net Interest Margin	3.14%	4.15%
Non-interest Income/Average Assets	0.75%	1.05%
Fees/Revenues	21.25%	20.68%
Non-interest Expense/Average Assets	3.19%	2.98%
Efficiency Ratio	90.40%	64.80%
Return on Average Assets	(0.41)%	1.15%
Return on Average Equity	(5.68)%	11.90%
Price/Book Value	217.72%	181.21%
Price/Tangible Book Value	246.03%	220.35%
Price/Last Twelve Months’ Earnings per Share	NM	15.55	x
Price/2006 Estimated Earnings per Share (1)	37.80	x	14.91	x
Dividend Payout Ratio	0.00%	29.38%
Dividend Yield	0.00%	1.60%
Market Capitalization (in thousands)	$228,746	$225,543

(1)	Based on Management’s estimates.

Stock Trading History.  Sandler O’Neill reviewed the history of the publicly reported trading prices of Community Bancshares common stock for the one-year period ended April 26, 2006 and period since November 21, 2003, and ended April 26, 2006. Sandler O’Neill also reviewed the relationship between the movements in the price of Community Bancshares’ common stock and the movements in the prices of the Standard & Poor’s 500 Index, the NASDAQ Bank Index, the Standard & Poor’s Bank Index and the median performance of a composite peer group of publicly traded commercial banks selected by Sandler O’Neill for Community Bancshares. The composition of the respective peer groups for Community Bancshares is discussed under the relevant section under “Comparable Group Analysis” above.

During the one-year period ended April 26, 2006, Community Bancshares common stock outperformed the various indices and the peer group to which it was compared.

Community Bancshares’ One-Year Stock Performance

	Beginning Index Value	Ending Index Value
	April 26, 2005	April 26, 2006

Community Bancshares	100.00%	124.28%
Selected Peer Group(1)	100.00	109.37
NASDAQ Bank Index	100.00	113.01
S&P Bank Index	100.00	109.04
S&P 500 Index	100.00	113.34

(1)	Refers to the peer group outlined in the Comparable Group Analysis section above.

In the period since November 21, 2003, and ended April 26, 2006, Community Bancshares’ common stock outperformed the various indices and the peer group to which it was compared.

Community Bancshares’ Stock Performance Since November 21, 2003

	Beginning Index Value	Ending Index Value
	November 21, 2003	April 26, 2006

Community Bancshares	100.00%	180.18%
Selected Peer Group(1)	100.00	119.56
NASDAQ Bank Index	100.00	114.76
S&P Bank Index	100.00	118.89
S&P 500 Index	100.00	126.35

(1)	Refers to the peer group outlined in the Comparable Group Analysis section above.

Sandler O’Neill also reviewed the history of the publicly reported trading prices of Superior Bancorp’s common stock for the one-year period ended April 26, 2006 and the three-year period ended April 26, 2006. Sandler O’Neill also reviewed the relationship between the movements in the price of Superior Bancorp’s common stock and the movements in the prices of the Standard & Poor’s 500 Index, the NASDAQ Bank Index, the Standard & Poor’s Bank Index and the median performance of a composite peer group of publicly traded commercial banks selected by Sandler O’Neill for Superior Bancorp. The composition of the respective peer groups for Superior Bancorp is discussed under the relevant section under “Comparable Group Analysis” above.

During the one-year period ended April 26, 2006, Superior Bancorp’s common stock performed in line with the Comparable Group and outperformed all of the indices to which it was compared, except the selected peer group.

Superior Bancorp’s One-Year Stock Performance

	Beginning Index Value	Ending Index Value
	April 26, 2005	April 26, 2006

Superior Bancorp	100.00%	115.40%
Selected Peer Group(1)	100.00	115.61
NASDAQ Bank Index	100.00	113.01
S&P Bank Index	100.00	109.04
S&P 500 Index	100.00	113.34

(1)	Refers to the peer group outlined in the Comparable Group Analysis section above.

During the three-year period ended April 26, 2006, Superior Bancorp’s common stock outperformed the various indices and the peer group to which it was compared.

Superior Bancorp’s Three-Year Stock Performance

	Beginning Index Value	Ending Index Value
	April 25, 2003	April 26, 2006

Superior Bancorp	100.00%	230.82%
Selected Peer Group(1)	100.00	139.08
NASDAQ Bank Index	100.00	140.94
S&P Bank Index	100.00	139.94
S&P 500 Index	100.00	144.83

(1)	Refers to the peer group outlined in the Comparable Group Analysis section above.

Discounted Dividend Stream and Terminal Value Analysis.  Sandler O’Neill performed two sets of analyses that estimated the future stream of after-tax dividend flows of Community Bancshares through December 31, 2008 under various circumstances. In the first analysis (“Unadjusted Case”), Sandler O’Neill assumed Community Bancshares’ projected dividend stream and that Community Bancshares performed in accordance with the 2006 net income projection and earnings per share growth rate projections for 2007 through 2008 provided by management. In the second analysis (“Adjusted Case”), Sandler O’Neill assumed Community Bancshares ’s projected dividend stream and that Community Bancshares performed in accordance with the 2006 net income projection, however Sandler O’Neill adjusted 2007 net income to include $2.8 million of after-tax cost savings and $1.1 million of after-tax mark-to-market adjustments and adjusted 2008 net income to include $3.8 million of after-tax cost savings and $1.1 million of after-tax mark-to-market adjustments projected by Superior Bancorp. In both cases to approximate the terminal value of Community Bancshares common stock at December 31, 2008, Sandler O’Neill applied price to LTM earnings multiples of 12.0x to 22.0x and multiples of tangible book value ranging from 150% to 275%. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 9.0% to 13.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Community Bancshares common stock. In addition, the terminal value of Community Bancshares common stock at December 31, 2008 was calculated using the same range of price to LTM earnings multiples (12.0x — 22.0x) applied to a range of discounts and premiums to management’s budget projections. The range applied to the budgeted net income was 25% under budget to 25% over budget, using a discount rate of 11.0% for the analysis.

As illustrated in the following tables, the Unadjusted Case indicated an imputed range of values per share for Community Bancshares common stock of $3.98 to $8.12 when applying the price/earnings multiples to the budget, $6.48 to $13.23 when applying multiples of tangible book value to the budget, and $3.15 to $9.61 when applying the price/earnings multiples to the –25%/+25% budget range.

Earnings Per Share Multiples

Discount Rate	12.0x	14.0x	16.0x	18.0x	20.0x	22.0x

9.00%	$4.43	$5.17	$5.91	$6.65	$7.38	$8.12
10.00%	4.31	5.03	5.75	6.47	7.18	7.90
11.00%	4.20	4.89	5.59	6.29	6.99	7.69
12.00%	4.08	4.76	5.45	6.13	6.81	7.49
13.00%	3.98	4.64	5.30	5.96	6.63	7.29

Earnings Per Share Multiples

Budget Variance	12.0x	14.0x	16.0x	18.0x	20.0x	22.0x

(25.0)%	$3.15	$3.67	$4.20	$4.72	$5.24	$5.77
(20.0)%	3.36	3.92	4.48	5.03	5.59	6.15
(15.0)%	3.57	4.16	4.75	5.35	5.94	6.54
(10.0)%	3.78	4.41	5.03	5.66	6.29	6.92
(5.0)%	3.99	4.65	5.31	5.98	6.64	7.31
0.0%	4.20	4.89	5.59	6.29	6.99	7.69
5.0%	4.41	5.14	5.87	6.61	7.34	8.08
10.0%	4.61	5.38	6.15	6.92	7.69	8.46
15.0%	4.82	5.63	6.43	7.24	8.04	8.85
20.0%	5.03	5.87	6.71	7.55	8.39	9.23
25.0%	5.24	6.12	6.99	7.87	8.74	9.61

Tangible Book Value Per Share Multiples

Discount Rate	150%	175%	200%	225%	250%	275%

9.00%	$7.22	$8.42	$9.62	$10.83	$12.03	$13.23
10.00%	7.02	8.19	9.36	10.53	11.70	12.87
11.00%	6.83	7.97	9.11	10.25	11.39	12.53
12.00%	6.65	7.76	8.87	9.98	11.09	12.20
13.00%	6.48	7.56	8.64	9.72	10.80	11.88

As illustrated in the following tables, the Adjusted Case indicated an imputed range of values per share for Community Bancshares common stock of $8.16 to $16.67 when applying the price/earnings multiples to the budget, $7.53 to $15.38 when applying multiples of tangible book value to the budget, and $6.46 to $19.73 when applying the price/earnings multiples to the -25%/+25% budget range.

Earnings Per Share Multiples

Discount Rate	12.0x	14.0x	16.0x	18.0x	20.0x	22.0x

9.00%	$9.09	$10.61	$12.12	$13.64	$15.15	$16.67
10.00%	8.85	10.32	11.79	13.27	14.74	16.22
11.00%	8.61	10.04	11.48	12.91	14.35	15.78
12.00%	8.38	9.78	11.17	12.57	13.97	15.36
13.00%	8.16	9.52	10.88	12.24	13.60	14.96

Earnings Per Share Multiples

Budget Variance	12.0x	14.0x	16.0x	18.0x	20.0x	22.0x

(25.0)%	$6.46	$7.53	$8.61	$9.69	$10.76	$11.84
(20.0)%	6.89	8.04	9.18	10.33	11.48	12.63
(15.0)%	7.32	8.54	9.76	10.98	12.20	13.42
(10.0)%	7.75	9.04	10.33	11.62	12.91	14.21
(5.0)%	8.18	9.54	10.90	12.27	13.63	14.99
0.0%	8.61	10.04	11.48	12.91	14.35	15.78
5.0%	9.04	10.55	12.05	13.56	15.07	16.57
10.0%	9.47	11.05	12.63	14.21	15.78	17.36
15.0%	9.90	11.55	13.20	14.85	16.50	18.15
20.0%	10.33	12.05	13.77	15.50	17.22	18.94
25.0%	10.76	12.56	14.35	16.14	17.94	19.73

Tangible Book Value Per Share Multiples

Discount Rate	150%	175%	200%	225%	250%	275%

9.00%	$8.39	$9.78	$11.18	$12.58	$13.98	$15.38
10.00%	8.16	9.52	10.88	12.24	13.60	14.96
11.00%	7.94	9.26	10.59	11.91	13.24	14.56
12.00%	7.73	9.02	10.31	11.60	12.88	14.17
13.00%	7.53	8.78	10.04	11.29	12.55	13.80

Sandler O’Neill performed an analysis that estimated the future stream of after-tax dividend flows of Superior Bancorp through December 31, 2010 under various circumstances, assuming Superior Bancorp’s projected dividend stream and that Superior Bancorp performed in accordance with the 2006 net income projection and earnings per share growth rate projections for 2006 through 2008 provided by management. To approximate the terminal value of Superior Bancorp’s common stock at December 31, 2008, Sandler O’Neill applied price to LTM earnings multiples of 12.0x to 22.0x and multiples of tangible book value ranging from 150% to 275%. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 9.0% to 13.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Superior Bancorp common stock. In addition, the terminal value of Superior Bancorp’s common stock at December 31, 2005 was calculated using the same range of price to LTM earnings multiples (12.0x — 22.0x) applied to a range of discounts and premiums to management’s budget projections. The range applied to the budgeted net income was 25% under budget to 25% over budget, using a discount rate of 11.0% for the tabular analysis. As illustrated in the following tables, this analysis indicated an imputed range of values per share for Superior Bancorp’s common stock of $5.60 to $11.45 when applying the price/earnings multiples to the budget, $6.31 to $12.90 when applying multiples of tangible book value to the budget, and $4.43 to $13.55 when applying the price/earnings multiples to the -25%/+25% budget range.

Earnings Per Share Multiples

Discount Rate	12.0x	14.0x	16.0x	18.0x	20.0x	22.0x

9.00%	$6.24	$7.29	$8.33	$9.37	$10.41	$11.45
10.00%	6.08	7.09	8.10	9.11	10.13	11.14
11.00%	5.91	6.90	7.88	8.87	9.86	10.84
12.00%	5.76	6.72	7.67	8.63	9.59	10.55
13.00%	5.60	6.54	7.47	8.41	9.34	10.28

Earnings Per Share Multiples

Budget Variance	12.0x	14.0x	16.0x	18.0x	20.0x	22.0x

(25.0)%	$4.43	$5.17	$5.91	$6.65	$7.39	$8.13
(20.0)%	4.73	5.52	6.31	7.10	7.88	8.67
(15.0)%	5.03	5.86	6.70	7.54	8.38	9.21
(10.0)%	5.32	6.21	7.10	7.98	8.87	9.76
(5.0)%	5.62	6.55	7.49	8.43	9.36	10.30
0.0%	5.91	6.90	7.88	8.87	9.86	10.84
5.0%	6.21	7.24	8.28	9.31	10.35	11.38
10.0%	6.50	7.59	8.67	9.76	10.84	11.92
15.0%	6.80	7.93	9.07	10.20	11.33	12.47
20.0%	7.10	8.28	9.46	10.64	11.83	13.01
25.0%	7.39	8.62	9.86	11.09	12.32	13.55

Tangible Book Value Per Share Multiples

Discount Rate	150%	175%	200%	225%	250%	275%

9.00%	$7.03	$8.21	$9.38	$10.55	$11.72	$12.90
10.00%	6.84	7.99	9.13	10.27	11.41	12.55
11.00%	6.66	7.77	8.88	9.99	11.10	12.21
12.00%	6.48	7.57	8.65	9.73	10.81	11.89
13.00%	6.31	7.37	8.42	9.47	10.52	11.58

In connection with its analyses, Sandler O’Neill considered and discussed with Superior Bancorp board how the present value analyses would be affected by changes in the underlying assumptions, including variations with respect to net income. Sandler O’Neill noted that the discounted dividend stream and terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Analysis of Selected Merger Transactions.  Sandler O’Neill reviewed 52 merger transactions announced from January 1, 2004 through April 26, 2006 involving commercial banks in the Southeast United States with announced transaction values greater than $15.0 million and transaction values less than $1.0 billion. Sandler O’Neill reviewed the following multiples: transaction price at announcement to last twelve months’ net income, transaction price to estimated net income, transaction price to stated book value, transaction price to stated tangible book value, tangible book premium to core deposits, and current market price premium. As illustrated in the following table, Sandler O’Neill compared the proposed merger multiples to the median multiples of comparable transactions.

Comparable Transaction Multiples

	Community Bancshares/		Median Southeast
	Superior Bancorp		Group Multiple

Transaction price/LTM Net Income	59.4	x	25.55	x
Transaction price/Est. Net Income(1)	32.04	x	24.97	x
Transaction price/Book value	220.9%		233.25%
Transaction price/Tangible book value	236.9%		255.07%
Tangible book premium/Core deposits(2)	14.5%		22.81%
Premium to current market(3)	4.5%		29.24%

(1)	Based upon management’s estimates for 2006.

(2)	Core deposits exclude time deposits with account balances greater than $100,000. Tangible book premium/core deposits calculated by dividing the excess of the aggregate transaction value of $97.9 million over tangible book value by core deposits.

(3)	Based on Community Bancshares’ closing price of $9.93 per share as of April 26, 2006.

Pro Forma Merger Analysis.  Sandler O’Neill analyzed certain potential proforma effects of the merger, assuming the following: (1) the merger closes on December 31, 2006; (2) 100.0% of Community Bancshares shares are exchanged for Superior Bancorp common stock at a fixed exchange ratio of 0.8974x; (3) options and warrants for Community Bancshares’ common stock will be converted into cash; (4) Community Bancshares’ 2006 and 2007 net income projections and earnings per share growth rates for 2007 through 2008 provided by and reviewed with Superior Bancorp’s management; (5) Superior Bancorp’s 2006 budgeted net income and earnings per share growth rate projections for 2007 through 2008 provided by and reviewed with Superior Bancorp’s management; (6) purchase accounting adjustments, charges and transaction costs associated with the merger and cost savings determined by the senior managements of Superior Bancorp and Community Bancshares.

For each of the years 2007 and 2008, Sandler O’Neill compared the earnings per share (EPS) of Superior Bancorp common stock to the EPS, on a GAAP basis, of the combined company’s common stock using the foregoing assumptions. The following table sets forth the results of the analysis:

GAAP Basis
Accretion/(Dilution)

2007 Estimated EPS	6.02%
2008 Estimated EPS	6.85%

The analyses indicated that the merger would be accretive to Superior Bancorp’s projected 2007 EPS, and accretive to Superior Bancorp’s projected 2008 EPS. The actual results achieved by the combined company may vary from projected results and the variations may be material.

Superior Bancorp has agreed to pay Sandler O’Neill a transaction fee in connection with the merger of approximately $489,730, of which $75,000 has been paid and the balance of which is contingent, and payable, upon closing of the merger. Superior Bancorp has also agreed to reimburse certain of Sandler O’Neill reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler O’Neill and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under the securities laws.

Miscellaneous.  Sandler O’Neill has provided certain other investment banking services to Superior Bancorp in the past and has received compensation for such services.

In the ordinary course of its respective broker and dealer businesses, Sandler O’Neill may purchase securities from and sell securities to Superior Bancorp and Community Bancshares and their affiliates. Sandler O’Neill may also actively trade the debt and/or equity securities of Superior Bancorp or Community Bancshares or their affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

Opinion of Burke Capital

Superior Bancorp retained Burke Capital on February 14, 2006 to act as a financial advisor in connection a possible business combination with Community Bancshares. Burke Capital is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Burke Capital is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Burke Capital acted as a financial advisor to Superior Bancorp in connection with the proposed merger with Community Bancshares and participated in certain of the negotiations leading to the merger agreement. In connection with Burke Capital’s engagement, Superior Bancorp asked Burke Capital to evaluate the fairness of the merger consideration to Superior Bancorp’s stockholders from a financial point of view. At the April 20, 2006 meeting of Superior Bancorp’s board of directors held to evaluate the terms of the merger and the merger agreement, Burke Capital delivered to the board its oral opinion that, based upon and subject to the factors, assumptions, procedures, limitations, qualifications and other matters set forth in its opinion, the merger consideration was fair to Superior Bancorp’s stockholders from a financial point of view. At the April 28, 2006 meeting of Superior Bancorp’s board of directors, Burke Capital was asked to reaffirm its opinion, and the Superior Bancorp’s board voted to approve the merger and subsequently executed a definitive agreement on April 29, 2006. Burke Capital subsequently submitted its written opinion letter to the board of directors on April 29, 2006.

THE FULL TEXT OF BURKE CAPITAL’S WRITTEN OPINION IS ATTACHED AS ANNEX C TO THIS JOINT PROXY STATEMENT/PROSPECTUS. THE OPINION OUTLINES THE MATTERS BURKE CAPITAL CONSIDERED, AND THE QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY BURKE CAPITAL IN RENDERING ITS OPINION. THE DESCRIPTION OF THE OPINION SET FORTH BELOW IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE OPINION. WE URGE YOU TO READ THE ENTIRE OPINION CAREFULLY IN CONNECTION WITH YOUR CONSIDERATION OF THE PROPOSED MERGER.

BURKE CAPITAL’S OPINION SPEAKS ONLY AS OF THE DATE OF THE OPINION. THE OPINION WAS DIRECTED TO THE SUPERIOR BANCORP BOARD OF DIRECTORS AND IS DIRECTED ONLY TO THE FAIRNESS OF THE MERGER CONSIDERATION TO SUPERIOR BANCORP STOCKHOLDERS FROM A FINANCIAL POINT OF VIEW. IT DOES NOT ADDRESS THE UNDERLYING BUSINESS DECISION OF SUPERIOR BANCORP TO ENGAGE IN THE MERGER OR ANY OTHER ASPECT OF THE MERGER, THE MERGER AGREEMENT OR ANY RELATED AGREEMENTS, AND IS NOT A RECOMMENDATION TO ANY SUPERIOR BANCORP STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE STOCKHOLDER MEETING WITH RESPECT TO THE MERGER, OR ANY OTHER MATTER.

In connection with rendering its opinion, Burke Capital reviewed and considered, among other things:

•	the merger agreement;

•	certain publicly available financial statements and other historical financial information of Superior Bancorp and Community Bancshares that it deemed relevant;

•	projected earnings estimates for Superior Bancorp and Community Bancshares prepared by senior management of Superior Bancorp and Community Bancshares and discussions with senior management of Superior Bancorp and Community Bancorp regarding their respective business, financial condition, results of operations and future prospects;

•	internal financial and operating information with respect to the business, operations and prospects of Superior Bancorp and Community Bancshares furnished to Burke Capital by Superior Bancorp and Community Bancshares that is not publicly available;

•	the reported prices and trading activity of Superior Bancorp and Community Bancshares common stock, and compared those prices and activity and dividends with other publicly-traded companies that Burke Capital deemed relevant;

•	the pro forma financial impact of the merger on Superior Bancorp’s ability to complete a transaction from a regulatory standpoint, based on assumptions determined by senior management of Superior Bancorp and Burke Capital;

•	the financial terms of other recent business combinations in the commercial banking industry, to the extent publicly available and deemed relevant by Burke Capital;

•	the current market environment generally and the banking environment in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as it considered relevant.

Burke Capital held discussions with certain members of senior management of Superior Bancorp and Community Bancshares regarding their assessment of the strategic rationale for, and the potential benefits of, the merger and the past and current business operations, financial condition and future prospects of their respective companies. In connection with Burke Capital’s review, it relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it.

SUPERIOR BANCORP’S BOARD OF DIRECTORS DID NOT LIMIT THE INVESTIGATIONS MADE OR THE PROCEDURES FOLLOWED BY BURKE CAPITAL IN GIVING ITS OPINION.

In performing its reviews and analyses and in rendering its opinion, Burke Capital assumed and relied, without assuming any responsibility for independent verification, upon the accuracy and completeness of all the financial information, analyses, financial forecasts, and other information that was publicly available or otherwise furnished to, reviewed by or discussed with management of Superior Bancorp or Community Bancshares. With respect to financial forecasts and other information and data relating to Superior Bancorp and Community Bancshares, reviewed by or discussed with it, Burke Capital was advised by the respective management of Superior Bancorp and Community Bancshares that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Superior Bancorp and Community Bancshares as to the future financial performance of their respective organization, the potential strategic implications and operational benefits anticipated to result from the proposed transaction and the other matters covered thereby. Burke Capital assumed that the financial results (including the potential strategic implications and operational benefits anticipated to result from the merger) reflected in such forecasts and other information and data will be realized in the amounts and at the times projected. Burke Capital was not asked to and did not independently verify the accuracy or completeness of such information and it did not assume responsibility or liability for the accuracy or completeness of any of such information. Burke Capital did not make an independent evaluation or appraisal of the assets, the collateral securing assets or the liabilities, contingent or otherwise, of Superior Bancorp or Community Bancshares or any of their respective subsidiaries, or the ability to collect any such assets, nor was it furnished with any such evaluations or appraisals. Burke Capital is not an expert in the evaluation of allowances for loan losses and it did not make an independent evaluation of the adequacy of the allowance for loan losses of Superior Bancorp or Community Bancshares, nor did it review any individual credit files relating to Superior Bancorp or Community Bancshares. With Superior Bancorp’s consent, Burke Capital assumed that the respective allowances for loan losses for both Superior Bancorp and Community Bancshares were adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. In addition, Burke Capital did not conduct any physical inspection of the properties or facilities of Superior Bancorp or Community Bancshares. Burke Capital is not an accounting firm and it relied on the reports of the independent accountants of Superior Bancorp and Community Bancshares as to the audited financial statements furnished to it.

Burke Capital’s opinion was necessarily based upon financial information, and market, economic and other conditions, as these existed on, and could be evaluated as of, the date of its opinion. Burke Capital assumed, in all respects material to its analysis, that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the merger agreement are not waived. Burke Capital also assumed that there has been no material change in Superior Bancorp’s and Community Bancshares’ financial condition, results of operations, business or prospects since the date of the last financial statements made available to them, that Superior Bancorp and Community Bancshares will remain as going concerns for all periods relevant to its analyses. Burke Capital further assumed that, in the course of obtaining the necessary regulatory and third party approvals, consents and releases for the merger and the related transactions, no delay, limitation, restriction or condition will be imposed that would have a material adverse effect on Superior Bancorp or Community Bancshares or the contemplated benefits of the proposed transaction in any way meaningful to its analysis.

In rendering its opinion, Burke Capital performed a variety of financial analyses. The following is a summary of the material analyses performed by Burke Capital, but is not a complete description of all the analyses underlying Burke Capital’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Burke Capital believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Burke Capital’s comparative analyses described below is identical to Superior Bancorp or Community Bancshares and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Superior Bancorp or Community Bancshares and the companies to which they are being compared.

The internal earnings projections provided by Superior Bancorp were relied upon by Burke Capital in its analyses. Burke Capital assumed that such projected performance would be achieved, and expressed no opinion as to such financial projections or the assumptions on which they were based. The financial projections furnished to Burke Capital by Superior Bancorp were prepared for internal purposes only and not with a view towards public disclosure. These projections, as well as the other estimates used by Burke Capital in its analyses, were based on numerous variables and assumptions which are inherently uncertain and, accordingly, actual results could vary materially from those set forth in such projections.

In performing its analyses, Burke Capital also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Superior Bancorp, Community Bancshares and Burke Capital. The analyses performed by Burke Capital are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Burke Capital prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the Superior Bancorp board at the April 20, 2006 meeting. Estimates on the values of companies are not appraisals and do not necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Burke Capital’s analyses do not necessarily reflect the value of Superior Bancorp common stock or Community Bancshares common stock or the prices at which Superior Bancorp or Community Bancshares common stock may be sold at any time. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Superior Bancorp, Community

Bancshares or Burke Capital or any other person assumes responsibility if future results are materially different from those forecast.

Summary of Proposed Merger.  Burke Capital reviewed the financial terms of the proposed merger whereby the holders of Community Bancshares common stock shall be entitled to receive 0.8974 shares of Superior Bancorp common stock in exchange for their shares of Community Bancshares common stock. Holders of Community Bancshares options and warrants will receive cash in the amount of the difference between $10.50 and the strike price. Based upon the terms of the merger agreement and Superior Bancorp’s closing price of $11.48 on April 13, 2006, Burke Capital calculated a transaction value of $97,319,351 or $10.34 per Community Bancshares share. In addition, all Community Bancshares record stockholders at closing shall receive up to a $0.50 cash dividend per share as additional consideration subject to limitations further described in the definitive agreement. Utilizing Community Bancshares’ publicly available financial information on the date of announcement, which was the December 31, 2005 audited financial information, Burke Capital calculated the following ratios:

Deal Value Considerations:
Offer Price / Fully Diluted Share	$10.34
Aggregate Value for Common Shares	$90,876,233
Aggregate Value for Outstanding Options/Warrants	$6,443,118

Total Transaction Value	$97,319,351

Deal Multiples:
Price/LTM EPS	59.02	x
Price/2006E EPS	32.44	x
Price/Book Value	2.20	x
Price/Tangible Book Value	2.35	x
Core Deposit Premium	14.32%

The fully diluted share count is based upon Community Bancshares’ 8,792,641 outstanding common shares and 1,781,687 outstanding options and warrants to purchase common shares at a weighted average strike price of $6.72 outstanding as of the date of the announcement.

Analysis of Superior Bancorp.

Peer Group Performance.  Burke Capital used publicly available information to compare selected operating and trading statistics for Superior Bancorp with similar statistics for selected publicly traded companies with operating profiles reasonably comparable to that of Superior Bancorp. The group consisted of 34 publicly traded banks, which are referred to as the “Superior Bancorp Peer Group”. The Superior Bancorp Peer Group consisted of Southeastern banks with assets between $1 billion and $5 billion.

The analysis calculated the median performance of the Superior Bancorp’s Peer Group, based upon the latest publicly available financial data, to Superior Bancorp’s December 31, 2005 unaudited financial results. The table below sets forth the comparative data.

							Capital	Balance		Asset	Employee
	Revenues		Earnings				Implications	Sheet		Quality	Productivity
		Noninterest				Pre-
	Net	Income/				Provision,				NPA’s/
	Interest	Average	Efficiency			Pre-Tax	Equity /	Asset	Loans/	Total	Total Assets/
	Margin	Assets	Ratio	ROAA	ROAE	Margin	Assets	Utilization	Assets	Assets	Employees

Peer Group Median	4.19%	1.05%	59.66%	1.07%	11.30%	2.03%	9.72%	92.31%	73.83%	0.40%	3,333
Superior Bancorp	3.14%	0.75%	87.99%	(0.41)%	(5.68)%	(0.55)%	7.42%	88.86%	68.98%	0.46%	4,067

Superior Bancorp’s performance was found to be generally in the low end compared with the Superior Bancorp peer group.

Burke Capital is also compared Superior Bancorp’s trading characteristics with the Superior Bancorp Peer Group as illustrated below:

					Superior
	Superior		Peer Group		Bancorp
	Bancorp		Medians		Quartile

Pricing Multiples:
Price/Book	2.15	x	1.91	x	2
Price/Tangible Book	2.43	x	2.48	x	3
Price/LTM EPS	NM		16.70	x	NM
Trading Information:
Market Capitalization ($M)	$230.2		$267.2		3
Current Dividend Yield	0.00%		2.04%		4
3 Mo. Avg. Trading Vol	32,962		14,450		1
Weekly Trading Vol./Shares Outstanding	0.82%		0.58%		1

Burke Capital noted that Superior Bancorp’s pricing multiples and trading metrics were in line with the Superior Bancorp Peer Group.

Burke Capital then compared Superior Bancorp’s stock price performance over one month, three month and six month time periods to various industry benchmarks. The results of this relative stock price performance analysis are shown in the following table.

	Stock Price Performance
	One	Three	Six
	Month	Month	Month

S&P 500	0.37%	1.94%	9.55%
SNL Bank Index	0.33%	4.17%	10.54%
Superior Bancorp	(3.23)%	0.44%	3.26%

Burke Capital noted that Superior Bancorp’s stock price generally underperformed the selected indexes over the one, three month and six month time frames leading up to the date when Burke Capital delivered its oral opinion to the Board on April 20, 2006.

Analysis of Community Bancshares.

Peer Group Performance.  Burke Capital used publicly available information to compare selected financial performance and trading statistics for Community Bancshares with similar statistics for selected publicly traded companies with operating profiles reasonably comparable to that of Community Bancshares. The peer group included 126 bank holding companies, which are referred to as the “Community Bancshares Peer Group”. This Community Bancshares Peer Group consisted of all publicly traded banks in the southeast, excluding Florida, with assets between $250 million and $750 million.

The analysis calculated the median performance of the Community Bancshares Peer Group, based upon the latest publicly available financial data, to Community Bancshares’ December 31, 2005 unaudited financial results. The table below sets forth the comparative data.

							Capital	Balance		Asset	Employee
	Revenues		Earnings				Implications	Sheet		Quality	Productivity
		Noninterest				Pre-
	Net	Income/				Provision,				NPA’s/	Total
	Interest	Average	Efficiency			Pre-Tax	Equity /	Asset	Loans/	Total	Assets/
	Margin	Assets	Ratio	ROAA	ROAE	Margin	Assets	Utilization	Assets	Assets	Employees

Peer Group Median	4.11%	0.75%	63.16%	0.99%	11.74%	1.78%	8.25%	93.37%	72.50%	0.27%	3,417
Community Bancshares	3.84%	1.10%	89.50%	0.30%	3.80%	0.60%	7.74%	87.52%	58.47%	2.36%	2,066

Community Bancshares’ performance was found to be generally in the low end compared with the Community Bancshares Peer Group.

Burke Capital is also compared Community Bancshares’ trading characteristics with the Community Bancshares Peer Group as illustrated below:

					Community
	Community		Peer Group		Bancshares
	Bancshares		Medians		Quartile

Pricing Multiples:
Price/Book	1.70	x	1.82	x	3
Price/Tangible Book	1.83	x	1.91	x	3
Price/LTM EPS	65.30	x	17.85	x	1
Trading Information:
Market Capitalization ($M)	$72.8		$62.2		2
Current Dividend Yield	0.00%		1.30%		3
3 Mo. Avg. Trading Vol	3,193		829		1
Weekly Vol./Shares Outstanding	0.18%		0.16%		2

Burke Capital noted that Community Bancshares’ pricing multiples and trading metrics were generally in line with the Community Bancshares Peer Group.

Burke Capital then compared Community Bancshares’ stock price performance over one month, three month and six month time periods to various industry benchmarks. The results of this relative stock price performance analysis are shown below.

	Stock Price Performance
	One	Three	Six
	Month	Month	Month

S&P 500	0.37%	1.94%	9.55%
SNL Bank Index	0.33%	4.17%	10.54%
Community Bancshares	2.41%	1.55%	4.17%

Burke Capital noted that Community Bancshares’ stock price outperformed the selected indexes over the one month time frame leading up the date when Burke Capital delivered its oral opinion to the Superior Bancorp board on April 20, 2006 and underperformed the selected indexes over the three month and six month time frames leading up to the date when Burke Capital delivered its oral opinion to the Superior Bancorp board on April 20, 2006.

Contribution Analysis.  Burke Capital computed the contribution of Community Bancshares and Superior Bancorp to various elements of the pro forma entity’s income statement, balance sheet and market capitalization, excluding estimated cost savings and operating synergies. The following table compares the pro forma ownership in the combined company, based upon the exchange ratio, to each company’s respective contribution to each element of the analysis.

	Contribution
	Superior	Community
	Bancorp	Bancshares

Pro Forma Common Ownership	76.99%	23.01%
Pro Forma Diluted Ownership(1)	75.67%	24.33%
Earnings (000’s):
2006E Earnings	70.40%	29.60%
2007E Earnings	78.93%	21.07%
Balance Sheet (2006E) (000’s):
Loans	77.90%	22.10%
Assets	78.18%	21.82%
Deposits	76.88%	23.12%
Equity	80.52%	19.48%
Tangible Equity	75.34%	24.66%

(1)	Assumes Superior Bancorp total diluted shares as well as a 100% stock transaction (option/warrant spread exchanged for stock)

The contribution analysis indicated that the pro forma ownership of Superior Bancorp common stock issuable to Community Bancshares stockholders in the merger was slightly greater than projected earnings contribution in 2007 and generally in line with 2006 projected balance sheet projections.

Analysis of Selected Merger Transactions.  In order to address the specific valuation considerations within the market that Community Bancshares serves, Burke Capital selected a group of comparable merger and acquisition transactions and compared the pricing multiples to the multiples implied by the merger consideration. Specifically, Burke Capital selected bank merger and acquisition transactions according to the following criteria:

•	merger and acquisition transactions announced after January 1, 2004;

•	deal value between $15 million and $1 billion; and

•	sellers located in the Southeast (excluding Florida).

Burke Capital selected 52 transactions fitting the criteria listed above as being comparable to the proposed merger.

Burke Capital reviewed the multiples of transaction value at announcement to last twelve months’ earnings, transaction value to book value, transaction value to tangible book value, and book premium to core deposits and computed high, low, mean, median, and quartile multiples and premiums for the transactions. These median multiples and premiums were applied to Community Bancshares’ financial information as of and for the period ended December 31, 2005 and were used to impute transaction values. As illustrated in the following table, Burke Capital derived an imputed range of values per share of Community Bancshares’ common stock of $5.10 to $13.44 based upon the mean and median multiples of the selected Southeastern transactions.

		Implied			Implied
		Value/			Value/	Community
		Community			Community	Bancshares
	Median	Bancshares	Mean		Bancshares	Merger
	Multiple	Share	Multiple		Share	Consideration

Price/LTM E.P.S.	25.55x	$5.10	27.82x		$5.45	59.02x
Price/Book per Share	2.33x	$10.88	2.45x		$11.35	2.20x
Price/Tangible Book Per Share	2.55x	$11.07	2.52	x	$10.94	2.33x
Book Premium/Core Deposits	22.81%	$13.44	22.05%		$13.44	14.32%

	Median Value	$10.98			$11.15	$10.34
	Mean Value	$10.12			$10.30
	Implied Range	$5.10	< = >		$13.44

The analysis showed that the merger consideration per share of $10.34 is within the range of values imputed by the median multiples of the comparable transactions.

Market Premium Analysis.  Burke Capital compared Superior Bancorp’s offer price to Community Bancshares’ recent stock price activity. Burke Capital analyzed Community Bancshares’ stock price 1 day prior to announcement, as well as Community Bancshares’ 5 day, one month, and three month average trading prices prior to announcement. The following chart illustrates Superior Bancorp’s offer compared with Community Bancshares’ stock price performance for various periods.

Burke Capital noted that the implied market premiums Community Bancshares’ trading for 1 day, 5 day, 1 month and 3 months prior to the April 20 board meeting were slightly less than market premiums of the precedent transactions.

	Superior
	Bancorp	Stock		Precedent
	Offer	Price	Premium	Transactions

1-Day	$10.34	$8.65	19.49%	24.38%
5-Day (average)	$10.34	$8.54	21.02%	24.94%
1-Month (average)	$10.34	$8.55	20.95%	29.24%
3-Month (average)	$10.34	$8.48	21.82%	25.60%

Discounted Cash Flow Analysis.  Using a discounted cash flow analysis, Burke Capital estimated the present value of the future stream of earnings and dividends that Community Bancshares could produce over the next five years based upon an internal earnings and balance sheet forecast for 2006 — 2009. Burke Capital performed discounted cash flow analyses based upon terminal values to trailing earnings.

In order to derive the terminal value of Community Bancshares’ earnings stream beyond 2009, Burke Capital assumed terminal value multiples ranging from 14.0x to 22.0x of fiscal year 2009 net income. 2009E earnings included the impact of $5.8 million in pretax synergies. The estimated dividend streams and terminal values were then discounted to present values using different estimated discount rates (ranging from 10.0% to 14.0%) chosen to reflect different assumptions regarding the required rates of return to holders or prospective buyers of Community Bancshares common stock. This discounted cash flow analysis indicated a value range between $7.91 and $13.28 per share of Community Bancshares common stock.

The value of the consideration offered by Superior Bancorp to Community Bancshares in the merger is $10.34 per share of Community Bancshares common stock, which is within the range of values imputed from the discounted cash flow analysis.

LTM Earnings	Discount Rates
Multiple	10.0%	12.0%		14.0%

14.0x	$ 9.10	$8.47		$7.91
16.0x	$10.14	$9.43		$8.79
18.0x	$11.19	$10.39		$9.67
20.0x	$12.23	$11.35		$10.56
22.0x	$13.28	$12.31		$11.44
	Implied Value/Share	$7.91		$13.28
	Superior Bancorp Offer		$10.34

Other Analyses and Factors.  Burke Capital took into consideration various other factors and analyses, including: historical market prices and trading volumes for Superior Bancorp’s and Community Bancshares’ common stock; movements in the common stock of selected publicly-traded companies and movements in the S&P Bank Index.

Information Regarding Burke Capital.  The engagement letter between Burke Capital and Superior Bancorp provides that Superior Bancorp will pay Burke Capital a transaction fee equal to 0.50% of the transaction value payable upon the completion of the merger. In addition, Superior Bancorp has agreed to reimburse Burke Capital for its reasonable expenses incurred in connection with its engagement, including reasonable attorneys’ fees and disbursements, and to indemnify Burke Capital against specific liabilities and expenses relating to or arising out of its engagement, including liabilities under the federal securities laws.

Opinion of Community Bancshares’ Financial Advisor

FIG has delivered to the board of directors of Community Bancshares its opinion that, based upon and subject to the various considerations set forth in its written opinion dated April 29, 2006, the total transaction consideration to be paid to the stockholders of Community Bancshares is fair from a financial point of view as of such date. In requesting FIG’s advice and opinion, Community Bancshares imposed no limitations upon FIG with respect to the investigations made or procedures followed by it in rendering its opinion. The full text of the opinion of FIG, dated April 29, 2006, which describes the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Annex D. Community Bancshares stockholders should read this opinion in its entirety.

FIG is a nationally recognized investment banking firm and, as part of its investment banking business, is regularly engaged in the valuation of financial institutions in connection with mergers and acquisitions, private placements of securities and valuations for other purposes. As a specialist in securities of financial institutions, FIG has experience in, and knowledge of, banks, thrifts and bank and thrift holding companies. Community Bancshares’ board of directors selected FIG to act as its financial advisor in connection with the merger on the basis of the firm’s reputation and expertise in transactions such as the merger and its knowledge of Community Bancshares in placing approximately $20 million of Community Bancshares’ common stock in the fourth quarter of 2003 and the first quarter of 2004.

FIG will receive a fee equal to 0.75% of the value of the transaction plus $25,000 from Community Bancshares for performing its financial advisory services in connection with the merger and rendering a written opinion to the board of directors of Community Bancshares as to the fairness, from a financial point of view, of the merger to Community Bancshares’ stockholders, and all but $25,000 of this fee is contingent upon the consummation of the merger. Further, Community Bancshares has agreed to indemnify FIG against certain claims or liabilities arising out of FIG’s engagement by Community Bancshares.

FIG’s opinion is directed only to the fairness, from a financial point of view, of the total transaction consideration, and, as such, does not constitute a recommendation to any Community Bancshares stockholder as to how the stockholder should vote at the Community Bancshares annual meeting. The summary of the opinion of FIG set forth in this joint statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

The following is a summary of the analyses performed by FIG in connection with its fairness opinion and discussed in a presentation to the board of directors of Community Bancshares by FIG. The summary set forth below does not purport to be a complete description of either the analyses performed by FIG in rendering its opinion or the presentation delivered by FIG to the board of directors of Community Bancshares, but it does summarize all of the material analyses performed and presented by FIG.

The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances. In arriving at its opinion, FIG did not attribute any particular weight to any analysis and factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. FIG may have given various analyses more or less weight than other analyses. Accordingly, FIG believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, without considering all factors and analyses, could create an incomplete view of the process underlying the analyses set forth in its report to the board of directors of Community Bancshares and its fairness opinion.

In performing its analyses, FIG made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Community Bancshares and Superior Bancorp. The analyses performed by FIG are not necessarily indicative of actual value or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of FIG’s analysis of the fairness of the transaction consideration, from a financial point of view, to Community Bancshares stockholders. The analyses do not purport to be an appraisal or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. FIG’s opinion does not address the relative merits of the merger as compared to any other business combination in which Community Bancshares might engage.

During the course of its engagement, and as a basis for arriving at its opinion, FIG reviewed and analyzed material bearing upon the financial and operating conditions of Community Bancshares and Superior Bancorp and material prepared in connection with the merger, including, among other things, the following:

•	the merger agreement;

•	certain historical publicly available information concerning Community Bancshares and Superior Bancorp;

•	certain internal financial statements and other financial and operating data concerning Community Bancshares and Superior Bancorp;

•	certain financial projections prepared by the managements of Community Bancshares and Superior Bancorp;

•	historical market prices and trading volumes for Superior Bancorp common stock;

•	the nature and terms of recent merger and acquisition transactions, to the extent publicly available, involving banks and bank holding companies that FIG considered relevant and comparable;

•	the pro forma ownership of Superior Bancorp common stock by Community Bancshares stockholders relative to the pro forma contribution of Community Bancshares’ assets, liabilities, equity and earnings to the combined company;

•	the pro forma impact of the merger on the combined company’s earnings per share, consolidated capitalization and financial ratios; and

•	such other factors as FIG deemed appropriate.

FIG conducted meetings and had discussions with members of senior management of Community Bancshares and Superior Bancorp for purposes of reviewing the future prospects of Community Bancshares and Superior Bancorp, including the financial forecasts related to their respective businesses, earnings, assets, liabilities and the amount and timing of cost savings and revenue enhancements expected to be achieved as a result of the merger. FIG also took into account its experience in other transactions, as well as its knowledge of the commercial banking and thrift industries and its general experience in securities valuations for such institutions.

In rendering its opinion, FIG assumed, without independent verification, the accuracy and completeness of the publicly and non-publicly available financial and other information furnished to FIG by Community Bancshares and Superior Bancorp and relied upon the accuracy of the representations and warranties of the parties contained in the merger agreement. FIG also assumed that the financial forecasts furnished to or discussed with FIG by Community Bancshares and Superior Bancorp were reasonably prepared and reflected the best currently available estimates and judgments of senior management of Community Bancshares and Superior Bancorp as to the future financial performance of Community Bancshares and Superior Bancorp. FIG has not made any independent evaluation or appraisal of any properties, assets or liabilities of Community Bancshares or Superior Bancorp.

Comparable Transaction Analysis.  As part of its analysis, FIG reviewed three groups of comparable merger transactions. The first peer group included transactions that have occurred since January 1, 2004, and that involved target banks nationwide (excluding transactions in California and Florida), that had total assets between $250 million and $750 million and a return on average assets (“ROAA”) of less than 1.00% (the “National Merger Group”). This National Merger Group consisted of the following 33 transactions:

Buyer	State	Seller	State

Mercantile Bankshares Corp.	MD	James Monroe Bancorp Inc.	VA
National Bancshares Inc.	IA	Metrocorp Inc.	IL
Cathay General Bancorp Inc.	CA	Great Eastern Bank	NY
F.N.B. Corp.	PA	Legacy Bank	PA
National City Corp.	OH	Forbes First Financial Corp.	MO
Castle Creek Capital Partners	CA	LDF Incorporated	IL
FNB Corp.	NC	Integrity Financial Corp	NC
BancorpSouth Inc.	MS	American State Bank Corp.	AR
North American Bcshs Inc.	TX	State B&T of Seguin TX	TX
New York Community Bancorp	NY	Long Island Financial Corp.	NY
ABC Bancorp	GA	First National Banc Inc.	GA
Capital Bank Corp.	NC	1st State Bancorp Inc.	NC
Western Illinois Bancshares	IL	Midwest Bank of Western IL	IL
FLAG Financial Corp.	GA	First Capital Bancorp, Inc.	GA
Cullen/Frost Bankers Inc.	TX	Horizon Capital Bank	TX
Willow Grove Bancorp Inc.	PA	Chester Valley Bancorp Inc.	PA
Fulton Financial Corp.	PA	SVB Financial Services Inc.	NJ
Sky Financial Group Inc.	OH	Belmont Bancorp.	OH
Centennial Bank Holdings Inc.	CO	First Mainstreet Financial	CO
Home Bancshares Inc.	AR	TCBancorp Inc.	AR
Valley National Bancorp	NJ	NorCrown Bank	NJ
Wintrust Financial Corp.	IL	Antioch Holding Company	IL
F.N.B. Corp.	PA	NSD Bancorp Inc.	PA
IBERIABANK Corp.	LA	American Horizons Bancorp Inc	LA
Wells Fargo & Co.	CA	First Community Capital Corp.	TX
Peoples Holding Co.	MS	Heritage Financial Hldg Corp	AL
Wintrust Financial Corp.	IL	Northview Financial Corp.	IL
F.N.B. Corp.	PA	Slippery Rock Financial Corp.	PA
TierOne Corp.	NE	United Nebraska Financial Co.	NE
Centennial C Corp	CO	Centennial Bank Holdings Inc.	CO
Eurobancshares Inc	PR	Bank & Trust of Puerto Rico	PR
Sun Bancorp Inc.	NJ	Community Bancorp of NJ	NJ
Heartland Financial USA Inc.	IA	Rocky Mountain Bancorp. Inc.	MT

FIG also reviewed comparable mergers involving banks headquartered in the Southeast that were announced since January 1, 2004, and in which the total assets of the seller were between $250 million and $750 million (the “Southeast Merger Group”). The Southeast Merger Group consisted of the following 12 transactions:

Buyer	State	Seller	State

BB&T Corp.	NC	First Citizens Bancorp	TN
Pinnacle Financial Partners	TN	Cavalry Bancorp Inc.	TN
FNB Corp.	NC	Integrity Financial Corp	NC
Liberty Bancshares Inc.	AR	Russellville Bancshares Inc	AR
BancorpSouth Inc.	MS	American State Bank Corp.	AR
ABC Bancorp	GA	First National Banc Inc.	GA
Capital Bank Corp.	NC	1st State Bancorp Inc.	NC
First Citizens Bancorp	SC	Summit Financial Corp.	SC
First National Security Co.	AR	First Community Banking Corp.	AR
Home Bancshares Inc.	AR	TCBancorp Inc.	AR
Peoples Holding Co.	MS	Heritage Financial Hldg Corp	AL
Capital City Bank Group Inc.	FL	Farmers & Merchants Bank	GA

In addition, FIG also reviewed comparable mergers involving banks headquartered in Alabama that were announced since January 1, 2002 (the “Alabama Merger Group”). The Alabama Merger Group consisted of the following 11 transactions:

Buyer	State	Seller	State

First M & F Corp.	MS	Columbiana Bancshares Inc.	AL
West Alabama Capital Corp.	AL	West Alabama Bancshares Inc.	AL
Heritage First Bancshares Inc	GA	Dekalb Bancshares Inc.	AL
Tombigbee Bancshares Inc.	AL	Sweet Water State Bank	AL
Peoples Holding Co.	MS	Heritage Financial Hldg Corp	AL
Wachovia Corp.	NC	SouthTrust Corp.	AL
Community Capital Bancshares	GA	First Bank of Dothan	AL
BancTrust Financial Group Inc.	AL	CommerceSouth Inc.	AL
Charter Financial Corp. (MHC)	GA	EBA Bancshares, Inc.	AL
Bancorp of Lucedale Inc.	MS	Grand Bancorp Inc.	AL
Marion County Bancshares, Inc.	AL	Triangle Bancorporation	AL

FIG calculated the medians and averages of the following relevant transaction ratios in the Nationwide Merger Group, the Southeast Merger Group and the Alabama Merger Group: the percentage of the offer value to the acquired company’s total assets, the multiple of the offer value to the acquired company’s earnings for the 12 months preceding the announcement date of the transaction; the multiple of the offer value to the acquired company’s tangible book value; and the tangible book value premium to core deposits. FIG compared these multiples with the corresponding multiples for the Community Bancshares merger, valuing the total consideration that would be received pursuant to the Plan of Merger at approximately $99.2 million (excluding the potential special dividend payment), or $10.38 per Community Bancshares diluted share, based on Superior Bancorp’s 20-day average trading price of $11.57 as of April 27, 2006. In calculating the multiples for the merger, FIG used Community Bancshares’

earnings for the 12 months ended December 31, 2005, and Community Bancshares’ tangible book value per share, total assets, and total deposits as of December 31, 2005. The results of this analysis are as follows:

	Offer Value to
			12 Months	Ratio of Tangible
	Total	Tangible	Preceding	Book Value
	Assets	Book Value	Earnings	Premium to Core
	(%)	(x)	(x)	Deposits (%)

Community Bancshares, Inc.	16.3	2.42	56.6	14.6
National Merger Group median	19.2	2.42	24.8	18.6
National Merger Group average	18.4	2.54	24.9	18.0
Southeast Merger Group median	18.2	2.37	19.7	19.9
Southeast Merger Group average	20.4	2.39	19.7	19.7
Alabama Merger Group median	16.2	1.85	19.2	10.1
Alabama Merger Group average	17.7	2.02	20.4	14.3

Discounted Cash Flow Analysis.  FIG estimated the present value of all shares of Community Bancshares common stock by estimating the value of Community Bancshares’ estimated future earnings stream beginning in 2006. Reflecting Community Bancshares’ internal projections and FIG estimates, FIG assumed net income in 2006, 2007, 2008, 2009, and 2010 of $3.075 million, $4.365 million, $5.028 million, $5.765 million, and $6.973 million, respectively. The present value of these earnings was calculated based on a range of discount rates of 11.0%, 12.0%, and 13.0%, respectively. In order to derive the terminal value of Community Bancshares’ earnings stream beyond 2010, FIG performed three separate analyses: 1) annual growth into perpetuity of five percent (5%), 2) an acquisition in 2010 at 21.8 times estimated earnings in that year and 3) an acquisition in 2010 at 2.35 times estimated book value in that year. The present value of these terminal amounts was then calculated based on the range of discount rates mentioned above. These rates and values were chosen to reflect different assumptions regarding the required rates of return of holders or prospective buyers of Community Bancshares common stock. The three analyses and the underlying assumptions yielded a range of value for all the shares of Community Bancshares stock of approximately 1) $7.27 to $9.86 per diluted share; 2) $8.91 to $9.74 per diluted share and 3) $9.41 to $10.92 per diluted share, compared to the merger consideration of $10.38 per diluted share (excluding any payment of the special dividend).

Contribution Analysis.  FIG prepared a contribution analysis showing percentages of total assets, total net loans, total deposits, and total common equity and tangible equity at December 31, 2005 for Community Bancshares and for Superior Bancorp, and actual 12 months preceding earnings and estimated fiscal year 2005 earnings that would be contributed to the combined company on a pro-forma basis by Community Bancshares and Superior Bancorp. This analysis indicated that holders of Community Bancshares common stock would own approximately 22.4% of the pro forma common shares outstanding of Superior Bancorp, assuming an exchange ratio of 0.8974, while contributing a median of 22.6% of the financial components listed above. This pro forma ownership is for only the consideration to be paid in stock and does not take into consideration the cash consideration to be paid to the holders of options and warrants to purchase Community Bancshares common stock, or any potential special dividend provided by the merger agreement.

Community Bancshares
Contribution
to Superior Bancorp

Total assets	22.6%
Total net loans	20.8%
Total deposits	22.8%
Total equity	18.9%
Total Tangible Equity	24.0%
Net income — estimated fiscal year 2006	26.3%
Average Community Contribution Percentage	22.6%
Actual Community Pro Forma Ownership	22.4%

Peer Comparable Analysis.  Using publicly available information, FIG compared the financial performance and stock market valuation of Superior Bancorp with the following publicly traded banking institutions with assets between $1 billion and $2.5 billion as of December 31, 2005:

Company Name	Total Assets ($)

Ameris Bancorp	1,697,209
BancTrust Financial Group, Inc.	1,305,497
Bank of Granite Corporation	1,106,724
Bank of the Ozarks, Inc.	2,134,882
Coastal Financial Corporation	1,581,054
Colony Bankcorp, Inc.	1,108,338
Commercial Bankshares, Inc.	1,032,720
Fidelity Southern Corporation	1,405,703
First Bancorp	1,801,050
First M & F Corporation	1,267,118
First Security Group, Inc.	1,040,692
FLAG Financial Corporation	1,702,861
FNB Corp.	1,102,085
FNB Financial Services Corporation	1,007,406
GB&T Bancshares, Inc.	1,584,094
Greene County Bancshares, Inc.	1,619,989
NBC Capital Corporation	1,446,117
PAB Bankshares, Inc.	1,017,326
Pinnacle Financial Partners, Inc.	1,016,772
Renasant Corporation	2,397,702
SCBT Financial Corporation	1,925,856
Seacoast Banking Corporation of Florida	2,132,174
Security Bank Corporation	1,662,413
Southern Community Financial Corp.	1,285,524
Summit Financial Group, Inc.	1,109,532
TIB Financial Corp.	1,076,070
Yadkin Valley Bank and Trust Company	1,024,295

Indications of such financial performance and stock market valuation included profitability measures, earnings composition, operating and performance metrics, loan portfolio compositions, deposit compositions, yield and cost analysis, capital adequacy, asset quality, and reserve adequacy, all based on financial information as of December 31, 2005 and, where relevant, closing stock market information as of April 27, 2005. Selected market information for Superior Bancorp and the group of comparable companies that was analyzed is provided below.

				Price/	Wkly Vol/		Inside
	Stock	Price/	Price/	2006 Est.	Shares	Mkt. Cap	Ownership
	Price	TBV (%)	Book (%)	EPS(x)	Out	($m)	(%)

Superior Bancorp	$11.52	247.3	218.8	37.1	0.84	247.3	28.6
Comparable Company Average	NM	252.5	199.2	15.5	0.59	253.9	17.4

					NPAs/	Reserves/
			Equity	Efficiency	Average	NPAs
	ROAE (%)	ROAA (%)	Ratio (%)	Ratio (%)	Assets (%)	(%)

Superior Bancorp	NM	NM	6.63	87.99	0.47	182.2
Comparable Company Average	12.11	0.98	7.01	60.40	0.45	259.1

Based upon the foregoing analyses and other investigations and assumptions set forth in its opinion, without giving specific weightings to any one factor or comparison, FIG determined that the transaction consideration was fair, from a financial point of view, to Community Bancshares’ stockholders.

The Merger Agreement

The merger agreement has been included as Annex A to this joint proxy statement/prospectus in order to provide you with information regarding its terms. It is not intended to provide any other factual information about the parties. The merger agreement contains representations and warranties the parties made to each other. The assertions contained in those representations and warranties are qualified by information contained in confidential disclosure schedules that the parties have exchanged. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the merger agreement. Accordingly, you should not rely on the representations and warranties contained in the merger agreement as characterizations of the actual state of facts, since they are modified in important part by the underlying disclosure schedules. In addition, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement. You should rely only on this joint proxy statement/prospectus, other filings made by the parties with the SEC and other public announcements or statements by the parties for factual information about the parties.

Effect of the Merger

Subject to the terms of the merger agreement, and in accordance with Delaware law, Community Bancshares will merge with and into Superior Bancorp and the separate legal existence of Community Bancshares will cease. Superior Bancorp will be the surviving corporation. All property, rights, powers, duties, obligations, debts and liabilities of Community Bancshares will automatically be deemed transferred to Superior Bancorp, as the surviving corporation in the merger. The restated certificate of incorporation and the bylaws of Superior Bancorp in effect at the effective time of the merger will govern Superior Bancorp until amended or repealed in accordance with applicable law. Superior Bancorp will continue as the surviving corporation under the same name after the merger is completed.

Community Bank

Subject to the terms of the merger agreement, and in accordance with applicable law, Community Bank will merge with and into Superior Bank at the effective time of the merger. Superior Bank will continue as the surviving corporation after the merger is completed.

What Community Bancshares Stockholders Will Receive

On the effective date of the merger, each share of Community Bancshares common stock will be converted into the right to receive 0.8974 shares of Superior Bancorp common stock, subject to Community Bancshares’ price termination right described in the next section below.

In the event that there is a shortfall between the required net worth of Community Bancshares of $44,333,000 and the actual amount of the net worth of Community Bancshares at the effective time of the merger, then the exchange ratio shall be adjusted downward by a reduction factor equal to the percentage obtained by dividing the net worth shortfall amount by $44,333,000. The net worth of Community Bancshares will be calculated pursuant to the merger agreement as Community Bancshares’ stockholders’ equity less adjustments for specified loans and credits. Net worth will not be reduced as a result of any expense incurred or losses realized as a result of the merger agreement, changes in laws or generally accepted accounting principles (“GAAP”), the transactions contemplated by the merger agreement or any actions taken at the request or with the consent of Superior Bancorp, any mark-to-market changes in securities, pension assets and derivative contracts or any cost terminating or changing any employee benefit plans.

In addition, Superior Bancorp will not issue fractional shares of Superior Bancorp common stock to Community Bancshares stockholders. If, as a Community Bancshares stockholder, you are otherwise entitled to receive a fractional share of Superior Bancorp common stock under the exchange procedure described below, you will instead have the right to receive cash, without interest, in an amount equal to such fractional part of a share that would otherwise be due to you and the closing price per share of Superior Bancorp common stock on the effective date of the merger.

Community Bancshares May Declare a Dividend Before the Effective Date of the Merger

Community Bancshares may establish and declare, 10 business days before the closing date of the merger, a cash dividend with respect to Community Bancshares common stock equal to the amount, if any, by which Community Bancshares’ net worth, as defined in the merger agreement, exceeds $44,333,000, provided that the aggregate amount of the dividend does not exceed $4,400,000. Community Bancshares cannot predict whether or not its net worth will exceed $44,333,000 at the relevant time, or whether a dividend may be declared or paid, in whole or in part.

Community Bancshares’ Price Termination Right

Community Bancshares may, but is not required to, terminate the merger agreement during the five-business-day period after the date all consents and regulatory approvals have been received (the determination date) if (1) the ten-day average closing price per share of Superior Bancorp common stock as reported on the NASDAQ National Market System immediately preceding the determination date is less than $9.94, and (2) the number obtained by dividing the Superior Bancorp stock price on the determination date by $11.70 is less than the Bank Index Ratio minus 0.15. The Bank Index Ratio is equal to the quotient obtained by dividing the average of the NASDAQ Bank Index for ten consecutive trading days immediately preceding the determination date by 3,193.47, the value of the NASDAQ Bank Index on the date of the merger agreement. If Community Bancshares exercises its option to terminate, Community Bancshares must give notice to Superior Bancorp. The merger agreement will not be terminated if Superior Bancorp agrees within five business days of receipt of such notice to increase the consideration for the merger by paying additional consideration in stock, cash or a combination of both so that consideration will be valued at the lesser of (1) the product of 0.85 and $11.70, multiplied by the exchange ratio and (2) the product of the Bank Index Ratio by 11.70, multiplied by the exchange ratio. No assurance can be given as to whether Community Bancshares’ board of directors would exercise such right to terminate the merger agreement if these conditions occur or whether Superior Bancorp would agree to pay additional consideration.

Superior Bancorp Common Stock

Each share of Superior Bancorp common stock outstanding immediately prior to completion of the merger will remain outstanding and unchanged by the merger.

Treatment of Community Bancshares Stock Options and Warrants

The merger agreement provides that, at the effective time of the merger, each outstanding Community Bancshares option or warrant will be cancelled and each holder of such options or warrants will be entitled to receive cash equal to the amount resulting when the number of Community Bancshares options or the number of Community Bancshares warrants, as the case may be, held by such holder is multiplied by the Per Option Value. The Per Option Value equals (1) $10.50 less (2) the exercise price for each share of Community Bancshares common stock subject to an option or warrant.

Closing and Effective Date of the Merger

The merger will be consummated only when all conditions, including obtaining all stockholder and regulatory approvals and consents, have been fulfilled or waived, or as soon as practicable thereafter as Superior Bancorp and Community Bancshares may mutually agree. The effective date of the merger will be the date specified in the Certificate of Merger to be issued by the Secretary of State of the State of Delaware. We currently expect to close the merger by year-end 2006, although we cannot guarantee when or if the merger will be completed. See “The Merger — The Merger Agreement — Conditions to the Completion of the Merger” and “The Merger — The Merger Agreement — Regulatory Approvals”, beginning at pages 79 and 83, respectively.

Representations and Warranties

In the merger agreement, Superior Bancorp and Community Bancshares have each made a number of customary representations and warranties relating to the organization and capital structures of the respective companies and their subsidiaries, their operations, financial condition and other matters, including their authority to enter into the merger agreement and to consummate the merger.

Covenants with Respect to the Merger

The merger agreement provides that, during the period from the date of the merger agreement to the effective time, except as specifically provided for in the merger agreement, Superior Bancorp and Community Bancshares will each do the following:

•	use its best efforts promptly to take all actions and do all things necessary, proper or advisable under applicable law to consummate and make effective, as soon as practicable, the transactions contemplated by the merger agreement;

•	use its best efforts to cooperate with the other party and take certain actions under the merger agreement in order to consummate the merger;

•	not make any public announcement, issue any press release or other publicity or confirm any statements concerning the transaction without the approval of the other party;

•	furnish to the other party public and non-public filings not precluded from disclosure by law, including call reports, SEC filings, regulatory filings, tax returns and similar documents;

•	provide the other party with access to its assets, books and records during normal business hours to effect the parties’ respective covenants under the merger agreement and hold such information in confidence; and

•	give written notice promptly to the other party upon becoming aware of the occurrence or impending occurrence of any event or circumstances relating to it or its subsidiaries which (1) is likely to have, individually or in the aggregate, a material adverse effect on it or (2) would cause or constitute a material breach of any of its representations, warranties or covenants, and to use its reasonable efforts to prevent or promptly remedy the same.

In addition, until the effective date of the merger, Community Bancshares has agreed to do the following:

•	conduct its business in the ordinary course of business and use commercially reasonable efforts subject to the terms of the merger agreement to maintain its relationship with its depositors, customers and employees;

•	not make any material change in its accounting or tax policies or methods of operations, except as required by GAAP or by law;

•	take no action which would prevent or impede the merger from qualifying as a tax-free reorganization for federal income tax purposes;

•	cooperate with Superior Bancorp in the preparation of the registration statement that includes this joint proxy statement/prospectus and any regulatory filings and cause a stockholders’ meeting to be held to approve the merger as soon as practicable after the effective date of the registration statement;

•	take no action which would materially adversely affect the ability of any party to obtain any consents required for the transactions contemplated by the merger agreement without the imposition of conditions or restrictions;

•	take no action which would materially adversely affect the ability of any party to perform its covenants and agreements under the merger agreement;

•	use its reasonable efforts to cause the merger to be closed at the earliest practicable date and take no action or omit to take any action which would cause the merger not to qualify as a reorganization for federal income tax purposes;

•	recommend that Community Bancshares stockholders vote in favor of the merger agreement and the merger at the Community Bancshares stockholders’ meeting, and not withdraw, qualify or modify its recommendation unless its board of directors determines in good faith after it has received a superior proposal that the failure to do so would result in a breach of fiduciary duties to the Community Bancshares stockholders;

•	not solicit, initiate, encourage or induce the making, submission or announcement of any competing request or proposal;

•	maintain an allowance for possible loan, securities or credit losses, including for loans made or securities purchased after April 29, 2006, that is adequate within the meaning of GAAP and applicable regulatory requirements or guidelines and its current credit policies and loan loss methodologies;

•	use its reasonable efforts to cause each non-officer director of Community Bancshares to execute a support agreement;

•	furnish to Superior Bancorp copies of all financial statements and loan reports that it provides to its board of directors and senior management and reports filed with the SEC or other regulatory agency and any additional financial data as reasonably requested;

•	consult with Superior Bancorp in advance on any agreement to make a loan in excess of $250,000 or any amendment of a loan with an outstanding principal of $250,000, on any loan request outside the normal course of business, on any agreement to make or amendment or termination of any contract requiring a capital expenditure of more than $100,000, and to coordinate various business issues on a basis mutually satisfactory to both parties;

•	purchase for and on behalf of its current and former officers and directors extended coverage under the current directors’ and officers’ liability insurance policy maintained by Community Bancshares to provide continued coverage for six years following the effective date of the merger;

•	use reasonable efforts to cause at least four of its executive officers who are not directors to execute agreements to agree to refrain from exercising any Community Bancshares options after April 29, 2006; and

•	sell without recourse or otherwise cause to be prepaid in full certain loans and write down to no more than $500,000 on Community Bancshares’ balance sheet certain real property.

In addition, until the effective date of the merger, Superior Bancorp has agreed to do the following:

•	conduct its business in the ordinary course of business and use commercially reasonable efforts subject to the terms of the merger agreement to maintain its relationship with its depositors, customers and employees;

•	not make any material change in its accounting or tax policies or methods of operations, except as required by GAAP or by law;

•	take no action which would materially adversely affect the ability of any party to obtain any consents required for the transactions contemplated by the merger agreement without the imposition of conditions or restrictions;

•	materially adversely affect the ability of any party to perform its covenants and agreements under the merger agreement;

•	use its reasonable efforts to cause the merger to be effected at the earliest practicable date and take no action or omit to take any action which would cause the merger not to qualify as a reorganization for federal income tax purposes;

•	cooperate with Community Bancshares in the preparation of any regulatory filings and the registration statement that includes this joint proxy statement/prospectus, file all regulatory applications for approvals and the registration statement as soon as possible;

•	call and hold a meeting of Superior Bancorp’s stockholders for the purposes contemplated by the merger agreement;

•	furnish to Community Bancshares copies of all financial statements and loan reports that it provides to its board of directors and senior management and reports filed with the SEC or other regulatory agency and any additional financial data as reasonably requested;

•	cause the listing of the shares of Superior Bancorp common stock to be issued in the merger on the NASDAQ National Market System or other quotations system on which such shares are primarily traded;

•	provide to officers and employees of Community Bancshares at the effective time employee benefits under employee benefit and welfare plans of Superior Bancorp and honor all employment, severance, consulting and other agreements disclosed by Community Bancshares; and

•	provide certain indemnification rights to each current and former director and/or officer of Community Bancshares or any of its subsidiaries arising out of or pertaining to matters existing or occurring at or prior to the effective date of the merger for a period of six years from the effective date of the merger.

Conditions to the Completion of the Merger

The completion of the merger is subject to a number of conditions, some of which are mutual and others of which are applicable to either Superior Bancorp or Community Bancshares. Although most of the conditions will not be satisfied until immediately before the effective time of the merger, the companies believe that they each are currently in material compliance with the conditions.

The obligation of Superior Bancorp to complete the merger is subject to the following conditions:

•	The representations and warranties of Community Bancshares contained in the merger agreement will be true and correct in all material respects at the effective time of the merger.

•	Community Bancshares will have performed in all material respects all covenants and agreements required by the merger agreement to be performed by Community Bancshares.

•	Community Bancshares will have a net worth, as defined in the merger agreement, of not less than $44,333,000.

•	Superior Bancorp will have received certain closing certificates with respect to the merger and the financial and regulatory condition of Community Bancshares and its subsidiaries.

•	Superior Bancorp will have received an opinion of Jones Day, counsel to Community Bancshares, as to certain legal matters.

•	The opinions of Sandler O’Neill and Burke Capital that the terms of the merger agreement and the merger are fair to the stockholders of Superior Bancorp from a financial point of view will not have been withdrawn before the effective time of the merger.

•	Community Bancshares will have used its best efforts to cause each director, executive officer and any other person who is an “affiliate” of Community Bancshares to deliver to Superior Bancorp as soon as practicable, but in no event later than its stockholders meeting, a written agreement providing that he or she will not sell, pledge or transfer or otherwise dispose of the shares of Superior Bancorp common stock to be received by him or her on the effective date of the merger, except in compliance with the Securities Act, Rule 145(d), and other applicable laws and regulations of the SEC.

•	Community Bancshares will have paid off in full and terminated the Line of Credit dated as of May 6, 2004, between Community Bancshares and First Commercial Bank in the amount of $3,000,000, and all liens and other collateral for such line of credit, including without limitation all shares of capital stock of Community Bancshares will have been released in full.

•	Each of the officers and directors of Community Bancshares will have delivered a letter to Superior Bancorp confirming that he or she is not aware of any claims he or she may have against Community Bancshares.

The obligation of Community Bancshares to consummate the merger is subject to, among others, the following conditions:

•	The representations and warranties of Superior Bancorp contained in the merger agreement will be true and correct in all material respects on the effective date of the merger.

•	Superior Bancorp will have performed in all material respects all covenants and agreements required by the merger agreement to be performed by Superior Bancorp.

•	Community Bancshares will have received certain closing certificates with respect to the merger and the financial and regulatory condition of Superior Bancorp and its subsidiaries.

•	Community Bancshares will have received an opinion of Balch & Bingham LLP, counsel to Superior Bancorp, as to certain legal matters.

•	The opinion of FIG that the terms of the merger agreement and the merger are fair to the stockholders of Community Bancshares from a financial point of view will not have been withdrawn before the effective time of the merger.

•	The shares of Superior Bancorp common stock to be issued in connection with the merger will have been approved for listing on the NASDAQ Global Market.

•	The board of directors will have made no determination that the merger has become impractical because of any state of war, declaration of a banking moratorium or a general suspension of trading of Superior Bancorp common stock on the NASDAQ Global Market.

•	At the effective time, Superior Bancorp will have assumed all of Community Bancshares’ obligations under the Indenture with respect to the debentures issued by Community Bancshares and the trust preferred securities issued by Community (AL) Capital Statutory Trust I.

The obligation of each of Superior Bancorp and Community Bancshares to consummate the merger is subject to certain additional conditions, including the following:

•	The merger agreement will have been approved by holders of a majority of the outstanding Community Bancshares common stock and holders of a majority of the outstanding Superior Bancorp common stock, in each case entitled to vote thereon.

•	All required orders, consents and approvals will have been obtained from the Office of Thrift Supervision, and other bank regulatory authorities, the SEC and other governmental authorities granting the authority necessary for the merger and will be in full force and effect and all waiting periods required by law will have expired.

•	All other consents will have been obtained that are required for consummation of the merger or for the prevention of any default under any contract or permit which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a material adverse effect on the party subject to the contract or permit.

•	No federal, state, local, foreign or other court, board, body, commission, agency, authority or instrumentality of competent jurisdiction will have enacted, issued, promulgated, enforced or entered any law or order or taken any other action which prohibits, restricts or makes illegal consummation of the merger, provided that Superior Bancorp and Community Bancshares will use commercially reasonably efforts to seek the lifting or change of any order or action, and to obtain an interpretation of any law, so as to permit the completion of the transactions contemplated by the merger agreement.

•	The registration statement of which this joint proxy statement/prospectus is a part will have been declared effective by the SEC and will not be subject to a stop order, no proceedings for such purposes or under any proxy rules of the SEC or any bank regulatory authority will be pending or threatened by the SEC or any bank regulatory authority. All approvals or authorizations for the offer of Superior Bancorp common stock will have been received pursuant to any other state securities laws and no stop order or proceedings with respect to the merger will be pending or threatened under any state law.

•	Superior Bancorp and Community Bancshares will have each received an opinion of Balch & Bingham LLP with respect to certain tax consequences of the merger.

No assurance can be given as to when or if all of the foregoing conditions to the merger can or will be satisfied or waived by the respective parties. As of the date of this joint proxy statement/prospectus, neither Superior Bancorp nor Community Bancshares has any reason to believe that any of these conditions will not be satisfied.

Amendment and Waiver

Subject to applicable law, Superior Bancorp and Community Bancshares may amend the merger agreement by mutual consent before or after approval of the merger by the stockholders of Community Bancshares. Before or at the effective time of the merger, either Superior Bancorp or Community Bancshares may waive in writing any inaccuracies in the representations and warranties of the other party, or, subject to applicable law, may waive compliance by the other party with any of the other agreements or conditions contained in the merger agreement.

Termination Events

The merger agreement may be terminated at any time prior to or on the effective date of the merger in the following circumstances:

•	by the mutual consent of the respective boards of directors of Superior Bancorp and Community Bancshares;

•	by the board of directors of either Superior Bancorp and Community Bancshares (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement) in the event of a material breach by the other party of any representation, warranty, covenant or other agreement contained in the merger agreement (determined without regard to any qualifications regarding materiality which may be contained in any applicable representation or warranty) which cannot be or has not been cured within 30 days after the giving of written notice to the breaching party and which breach would provide the non-breaching party the ability to refuse to consummate the merger;

•	by the board of directors of either Superior Bancorp or Community Bancshares (provided that the terminating party is not then in material breach of any representation, warranty, covenant, or other agreement contained in merger agreement) in the event of a material breach by the other party of any covenant or agreement contained in the merger agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching party or if any of the conditions to the obligations of such party will have not been satisfied in full;

•	by the board of directors of either Superior Bancorp or Community Bancshares if all transactions contemplated by the merger agreement will not have been consummated on or prior to March 31, 2007, unless the failure to complete the merger by that date is due to the terminating party’s actions;

•	by Community Bancshares, if its board of directors determines by a vote of a majority of its entire board, at any time during the five-business-day period commencing on the date on which all orders, consents and approvals necessary for consummation of the merger and the transactions contemplated by the merger agreement have been received (the determination date), if on the determination date, (1) the average of the daily closing sales prices of Superior Bancorp common stock as reported on the NASDAQ National Market System for the ten consecutive trading days immediately preceding the determination date is less than $9.94, and (2) the number obtained by dividing the average of the daily closing sales prices of Superior Bancorp common stock as reported on the NASDAQ National Market System for ten consecutive trading days immediately preceding the determination date by $11.70 is less than the Bank Index Ratio minus 0.15. The Bank Index Ratio is the average of the NASDAQ Bank Index as reported on the NASDAQ National Market System for ten consecutive trading days immediately preceding the determination date divided by 3193.47, the value of the NASDAQ Bank Index on the date of the merger agreement. If Community Bancshares elects to exercise its termination right, it will give prompt written notice thereof to Superior Bancorp. During the five-business-day period commencing with its receipt of such notice, Superior Bancorp will have the option of paying additional consideration in Superior Bancorp common stock, cash or a combination of Superior Bancorp common stock and cash, so that the aggregate consideration paid by Superior Bancorp per share of

Community Bancshares common stock for the merger will be valued at the lesser of (1) the product of 0.85 and $11.70, multiplied by the exchange ratio, and (2) the product of the Bank Index Ratio by 11.70, multiplied by the exchange ratio. If Superior Bancorp delivers written notice to Community Bancshares that it intends to proceed with the merger by paying the additional consideration within five business days of receipt of the notice, then the merger agreement will not terminate and will remain in full force and effect in accordance with its terms (except that the consideration for the merger will have been so modified);

•	by Community Bancshares, if before the approval of the merger agreement by the stockholders of Community Bancshares, the board of directors of Community Bancshares has (1) withdrawn or modified or changed its recommendation or approval of the merger agreement and the merger consideration in a manner adverse to Superior Bancorp to approve and permit Community Bancshares to accept a superior proposal, and (2) determined after consideration of written advice of Community Bancshares’ legal counsel that the termination of the merger agreement is necessary to comply with its fiduciary duties under applicable laws; provided, however, that at least two business days before any such termination Community Bancshares will negotiate with Superior Bancorp to amend the merger agreement to enable Community Bancshares to proceed with the merger (the “Fiduciary Duty Termination Rights”);

•	by Superior Bancorp, if the board of directors of Community Bancshares fails to reaffirm its approval of the merger upon Superior Bancorp’s request resolves not to reaffirm the merger;

•	by Superior Bancorp, if the board of directors of Community Bancshares does not include in its proxy statement its recommendation, without modification or qualification, that Community Bancshares stockholders approve the merger or withdraws, qualifies or modifies, or proposes publicly to withdraw, qualify or modify, in any manner adverse to Superior Bancorp, its recommendation to Community Bancshares stockholders to approve the merger;

•	by Superior Bancorp, if the board of directors of Community Bancshares affirms, recommends or authorizes entering into any acquisition transaction other than the merger or the board of Community Bancshares does not recommend against any tender or exchange offer or take no position with respect to any tender or exchange offer within ten business days of commencement of a tender or exchange offer; or

•	by Superior Bancorp, if the board of directors of Community Bancshares negotiates or authorizes any negotiations with a third party regarding an acquisition proposal other than the merger.

Effect of Termination; Termination Fee

If the merger agreement is terminated, it will become void, and there will be no liability on the part of either Superior Bancorp or Community Bancshares, except with respect to certain provisions specified in the merger agreement.

If Community Bancshares terminates the merger agreement pursuant to the Fiduciary Duty Termination Rights or if Superior Bancorp terminates the merger agreement pursuant to the last four bullets above and Community Bancshares thereafter enters into a definitive agreement with respect to an acquisition proposal or transaction, then Community Bancshares will pay Superior Bancorp a termination fee in the amount of $4,000,000 upon its entry into such contract.

Agreement Not to Solicit Other Offers

Under the merger agreement, Community Bancshares is restricted in its ability to participate in discussions and negotiate with any person concerning any proposal to acquire Community Bancshares upon a merger, purchase of assets, purchase of or tender offer for Community Bancshares common stock or similar acquisition transaction. Community Bancshares has agreed not to, and has agreed not to authorize or permit its representatives to, (A) solicit, initiate, encourage or induce the making, submission or announcement of any acquisition proposal, (B) participate in any discussions or negotiations or furnish any nonpublic information which may reasonably lead to an acquisition proposal, (C) approve, endorse or recommend any acquisition proposal or (D) enter into any agreement relating to an acquisition proposal. Community Bancshares is not prohibited from furnishing nonpublic information or entering into a discussions or negotiations in response to a bona fide unsolicited acquisition proposal if (1) neither

Community Bancshares nor its representatives have violated any of the prohibitions above, (2) the board of directors of Community Bancshares determines in its good faith judgment that the acquisition proposal constitutes a superior proposal, (3) the board of directors of Community Bancshares concludes in good faith, after consultation with outside legal counsel, that the failure to take action would be inconsistent with its fiduciary duties to the stockholders of Community Bancshares, (4) Community Bancshares gives Superior Bancorp at least five business days prior notice before entering into discussions or providing nonpublic information and receives a confidentiality agreement containing terms no less favorable to the disclosing party than the terms of the confidentiality agreement with Superior Bancorp and (5) Community Bancshares will provide contemporaneously Superior Bancorp with any non-public information provided to the other party. In addition, Community Bancshares has agreed to provide Superior Bancorp with at least five business days’ prior notice of any Community Bancshares board meeting at which the board is expected to recommend a superior proposal to its stockholders and a copy of any proposed documentation. Community Bancshares has also agreed to advise Superior Bancorp of any request it receives for nonpublic information which Community Bancshares reasonably believes could lead to an acquisition proposal or of any acquisition proposal and the identify of the entity making any such request or proposal.

Expenses and Fees

In general, each of Superior Bancorp and Community Bancshares will be responsible for all expenses it incurs in connection with the negotiation and completion of the transactions contemplated by the merger agreement. However, Superior Bancorp has agreed to pay the filing fees payable in connection with the filing of this joint proxy statement/prospectus with the SEC and printing costs incurred in connection with the printing of this document.

Regulatory Approvals

Completion of the merger is subject to several federal and state regulatory filings and approvals. The merger cannot be completed unless the companies receive prior approvals, waivers or exemptions from the Office of Thrift Supervision. Superior Bancorp filed its application with the OTS on September 1, 2006.

The merger is subject to the approval of the OTS under the Bank Merger Act. This approval requires consideration by the OTS of various factors, including assessments of the competitive effect of the contemplated transactions, the managerial and financial resources and future prospects of the resulting institutions and the effect of the contemplated transactions on the convenience and needs of the communities to be served.

The Community Reinvestment Act of 1977, as amended, also requires that the OTS, in deciding whether to approve the merger, assess the records of performance of Superior Bank in meeting the credit needs of the communities it serves, including low and moderate income neighborhoods. As part of the review process under the Community Reinvestment Act, it is not unusual for the OTS to receive protests and other adverse comments from community groups and others. Superior Bank, Superior Bancorp’s primary depository institution subsidiary, currently maintains a Community Reinvestment Act rating of “Satisfactory” from its primary regulator, and Community Bank, Community Bancshares’ primary depository institution subsidiary, also currently maintains a Community Reinvestment Act rating of “Satisfactory” from its primary regulator.

The regulations of the OTS require publication of notice of, and an opportunity for public comment with respect to, the application filed in connection with the merger and authorize the OTS to conduct a meeting if it finds that written submissions are insufficient to address facts or issues raised in an application, or otherwise determines that a meeting will benefit the OTS’s decision-making process in connection with the application. Any such meeting or comments provided by third parties could prolong the period during which the merger is subject to review by the OTS.

Superior Bancorp has filed its application and related notices seeking the requisite approval from the above agencies. Superior Bancorp and Community Bancshares cannot be certain that such approvals will be granted and, if granted, of the date of this approval or as to what conditions to such grant of approval, if any, may be imposed.

Superior Bancorp and Community Bancshares are not aware of any other significant governmental approvals that are required for consummation of the merger. If any other approval or action is required, it is presently contemplated that Superior Bancorp and Community Bancshares would seek to obtain such approval. There can be no assurance that any other approvals, if required, will be obtained.

The approval of any application merely implies the satisfaction of regulatory criteria for approval, which do not include review of the merger from the standpoint of the adequacy of the consideration to be received by Community Bancshares stockholders. Further, regulatory approvals do not constitute an endorsement or recommendation of the merger.

Management and Operations After the Merger

After the effective time of the merger, the boards of directors and the officers of Superior Bancorp and its subsidiaries, including Superior Bank, will consist of those persons serving in such capacities for Superior Bancorp before such date. Superior Bancorp will elect two independent members of the current Community Bancshares board of directors to the board of directors of Superior Bancorp and Superior Bank at the first board meeting of Superior Bancorp after the effective time of the merger. See “The Merger — Interests of Directors, Officers and Others in the Merger”, and “The Merger — The Merger Agreement — Community Bank”, beginning on pages 85 and 75, respectively.

Trust Preferred Securities

Community (AL) Capital Trust I, a statutory trust organized under the laws of the State of Delaware, holds $10,000,000 principal amount of 10 7/8% Junior Subordinated Deferred Interest Debentures (the “Debentures”) issued by Community Bancshares pursuant to an Indenture dated as of March 23, 2000, between Community Bancshares and The Bank of New York, as trustee, and has issued $10,000,000 in 10 7/8% Fixed Rate Capital Trust Pass-Through Securities (the “Trust Preferred Securities”). On the effective date of the merger, Superior Bancorp will assume all of Community Bancshares’ obligations under the Indenture, will execute any documents required by the Indenture, the Debentures or the Trust Preferred Securities to assume the obligations, and will, after the effective date, perform all of Community Bancshares’ obligations with respect to the Debentures and the Trust Preferred Securities. Community Bancshares will use commercially reasonably efforts to obtain the consent of the trustee to any supplemental indenture or document required for the assumption of the Indenture.

Termination of Community Bancshares Inc. Employee Stock Ownership Plan

Community Bancshares sponsors the Community Bancshares, Inc. Employee Stock Ownership Plan (“ESOP”). Community Bancshares and Superior Bancorp have agreed to cooperate to terminate the ESOP subject to the receipt of a favorable private letter ruling from the Internal Revenue Service. Community Bancshares has agreed to appoint independent legal counsel to advise the ESOP’s Administrative Committee with regard to the exercise of their power and responsibility to vote unallocated shares of Community Bancshares held by the trust associated with the ESOP in connection with the merger.

In connection with the termination of the ESOP, Superior Bancorp and Community Bancshares have agreed as follows:

•	Following the termination of the ESOP and receipt of a favorable determination letter from the Internal Revenue Service relating to the termination, Superior Bancorp will take appropriate steps as soon as administratively practicable after the effective date to distribute the assets of the trust in accordance with the terms of the ESOP and applicable law.

•	As soon as practicable following the effective date of the merger, any liability of the ESOP collateralized on the effective date with Community Bancshares stock will be fully paid off by the ESOP through the application of the proceeds from the sale of a sufficient number of shares of Superior Bancorp common stock issued to the ESOP in the merger and substituted as collateral for the liabilities in compliance with all applicable law and the terms of the ESOP.

•	Subject to the requirements of applicable law and the terms of the ESOP, any residual sales proceeds and any residual shares of Superior Bancorp common stock pledged with respect to the liabilities satisfied incident to a sale will be allocated after payment of permissible administrative expense as earnings to the account balance of ESOP participants, alternate payees and beneficiaries.

•	No termination of the ESOP will be required if it would have a material adverse effect on Community Bancshares or on any litigation to which the ESOP is a party.

Employment; Severance; Employee Benefit Plans

Superior Bancorp has agreed to honor the terms of all employment, severance, consulting and other compensation contracts disclosed by Community Bancshares and all provisions for vesting earned and accrued under any contract or benefit plan of Community Bancshares. If Superior Bancorp terminates any officer or employee of Community Bancshares without cause within 12 months after the effective date of the merger, Superior Bancorp will provide severance benefits under the severance policy of either Community Bank or Superior Bank, whichever had the greater benefits as of the date of the merger agreement, but in no event more than one week of base pay for each year of service, up to 26 weeks of pay. All employees of Community Bancshares and its subsidiaries who become employees of Superior Bancorp or its subsidiaries on the effective date of the merger will be entitled, to the extent permitted by applicable law, to participate as soon as administratively and financially practicable in all benefit plans of Superior Bank to the same extent as Superior Bank employees, except as otherwise provided in the merger agreement. Superior Bancorp and Community Bancshares will agree on bonuses for various key employees of Community Bancshares and its subsidiaries in such amounts and payable on such dates as the parties agree.

On the effective date of the merger, Superior Bancorp will provide to officers and employees of Community Bancshares and its subsidiaries employee benefits under employee benefit and welfare plans which are substantially similar to those provided by Superior Bancorp to its similarly situated officers and employees.

With respect to employee benefits maintained by Superior Bancorp or by Superior Bank in which employees of Community Bancshares and its subsidiaries participate after the effective date of the merger, Superior Bancorp has agreed to treat service by employees of Community Bancshares and its subsidiaries prior to the effective date of the merger as service with Superior Bancorp, for purposes of determining eligibility to participate, eligibility, entitlement to benefits and vesting purposes including for vacation entitlement, severance benefits. Service with Community Bancshares will also apply for purposes of satisfying any waiting periods, evidence of insurability requirements or the application of pre-existing condition limitations with respect to any Superior Bancorp employee benefit plan that is a group health plan. Each Superior Bancorp employee benefit plan that is a group health plan will waive, or cause the insurance carrier to waive, pre-existing condition limitations to the same extent waived under the applicable Community Bancshares employee benefit plan. Each such employee of Community Bancshares and its subsidiaries will be given credit for amounts paid under a corresponding group health plan during the same period for purposes of applying deductibles, co-payments and out of pocket maximums as though such amounts had been paid under the Superior Bancorp group health plan.

Interests of Directors, Officers and Others in the Merger

In considering the recommendations of the respective boards of directors of Superior Bancorp and Community Bancshares that you vote “For” the merger agreement and the merger, you should be aware that some of Community Bancshares’ executive officers and directors have interests in the merger that are different from, or in addition to, your interests as our stockholder. Our respective boards of directors were aware of these interests and took them into account in our respective decisions to approve the merger.

These interests relate to or arise from, among other things:

•	the continued indemnification of Community Bancshares’ current directors and executive officers under the merger agreement and the obligation by Community Bancshares to provide these individuals with extended directors’ and officers’ insurance for a period of six years following the effective date of the merger; and

•	the fact that Patrick M. Frawley, Stacey W. Mann, John W. Brothers and William H. Caughran, Jr. have entered into consulting/employment agreements with Superior Bancorp, which will be effective immediately prior to the effective time of the merger; and

•	the fact that Superior Bancorp will select two independent directors of Community Bancshares to be elected to the board of directors of Superior Bancorp and Superior Bank at the first board meeting of Superior Bancorp after the effective time of the merger, and the remaining Community Bancshares’ directors will become advisory directors for Superior Bank’s North Alabama market.

Indemnification and Directors’ and Officers’ Insurance

Superior Bancorp’s restated certificate of incorporation and bylaws provide for the elimination of directors’ liability for monetary damages arising from a breach of certain fiduciary obligations and for the indemnification of directors, officers and agents to the full extent permitted by Delaware law. These provisions generally provide for indemnification in the absence of gross negligence or willful misconduct and cannot be amended without the affirmative vote of a majority of the outstanding shares of Superior Bancorp common stock entitled to vote thereon.

By operation of law under Delaware law, all rights to indemnification for acts or omissions occurring prior to the effective time now existing in favor of the current or former directors or officers of Community Bancshares as provided in its articles of incorporation or bylaws will survive the merger and will continue in effect in accordance with their terms.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Superior Bancorp and Community Bancshares pursuant to the foregoing provisions, the companies have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Superior Bancorp has agreed in the merger agreement that, for six years following the effective time of the merger, it will indemnify and hold harmless each of Community Bancshares’ present and former directors, officers and employees and those of its subsidiaries against any costs or expenses including reasonable attorneys’ fees, judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the effective time of the merger including the transactions contemplated by the merger agreement, whether asserted or claimed prior to, at or after the effective time of the merger, to the fullest extent that the person would have been indemnified pursuant to (1) Community Bancshares’ certificate of incorporation and bylaws and (2) any agreement, arrangement or understanding disclosed by Community Bancshares to Superior Bancorp in each case as in effect on the date of the merger agreement.

Community Bancshares has also agreed in the merger agreement that it will purchase for, and on behalf of, its current and former officers and directors, extended coverage under the current directors’ and officers’ liability insurance policy maintained by Community Bancshares to provide for continued coverage of such insurance for a period of six years following the effective date of the merger with respect to matters occurring prior to such date.

Share Ownership of Directors and Executive Officers

As of August 15, 2006, the record date for the annual meeting of Community Bancshares stockholders, the directors and executive officers of Community Bancshares may be deemed to be the beneficial owners of 965,769 shares, representing 10.79% of the outstanding shares of Community Bancshares common stock. See “Information About Community Bancshares — Stock Ownership of Principal Stockholders and Management”, beginning on page 112.

As of August 25, 2006, the record date for the special meeting of Superior Bancorp stockholders, the directors and executive officers of Superior Bancorp may be deemed to be the beneficial owners of 2,705,816 shares, representing 13.28% of the outstanding shares of Superior Bancorp common stock.

Agreements with Messrs. Frawley, Mann and Brothers

On August 31, 2006, Patrick M. Frawley, Chairman, President and Chief Executive Officer of Community Bancshares and Chairman and Chief Executive Officer of Community Bank, Stacey W. Mann, President of Community Bank, and John W. Brothers, Chief Operating Officer of Community Bank entered into agreements with Superior Bancorp or Superior Bank. Each of these agreements will be effective immediately prior to the merger. Pursuant to the agreements, Messrs. Frawley and Mann will serve as full-time employees of Superior Bancorp for one year following the effective time of the merger, and Mr. Brothers will serve as a full-time employee of Superior Bank until the 60th day following the conversion of Community Bank’s operating system to Superior Bank’s operating system. Mr. Frawley will be employed as Superior Bank’s North Alabama Chairman, Mr. Mann will serve as Superior Bank’s Blount County President, and Mr. Brothers will serve as Superior Bank’s Merger Project Coordinator. During the employment periods, Messrs. Frawley and Mann will receive monthly base compensation of approximately $8,333 and approximately $10,417, respectively, and Mr. Brothers will continue receiving his current salary. Messrs. Frawley and Mann will also receive grants under Superior Bancorp’s stock incentive compensation plan of non-qualified options to purchase the number of shares of Superior Bancorp common stock valued at $100,000 and $75,000, respectively, as of the grant date. In addition, during the employment periods, Messrs. Frawley, Mann and Brothers will be entitled to participate in the employee benefit plans and programs of Superior generally made available to similarly situated employees of Superior from time to time, including, in the case of Mr. Mann, the annual bonus plan pursuant to which Mr. Mann will have the opportunity to receive a bonus of up to 30% of his base salary. Upon termination of the officer’s employment, each of Messrs. Frawley, Mann and Brothers will be entitled to a continuation of health and life insurance benefits for a period of 36 months or until the officer becomes eligible for comparable benefits from a new employer. Pursuant to the agreements, Messrs. Frawley, Mann and Brothers waive all rights, benefits and payments specified in any employment agreement or change in control agreement with Community Bank or Community Bancshares. In consideration for this waiver, Superior Bancorp or Superior Bank will pay the following amounts: $825,000 to Mr. Frawley, payable in 36 monthly payments beginning January 1, 2007, $440,000 to Mr. Mann, payable in 48 monthly payments beginning on the first day of the first month following the first anniversary of the effective time of the merger, and $200,000 to Mr. Brothers, payable in a lump sum thirty days following the termination of his employment.

At the conclusion of the employment periods, the employment of Messrs. Frawley, Mann and Brothers will cease, and they will provide consulting services to Superior Bancorp or Superior Bank for a one-year period. In consideration for their consulting services, Messrs. Frawley, Mann and Brothers will receive, in the fourth quarter of 2007, consulting retainer payments of $75,000, $50,000 and $50,000, respectively.

In addition, each agreement restricts the ability of each of Messrs. Frawley, Mann and Brothers to engage in various activities that are competitive with Superior Bancorp’s or Superior Bank’s business beginning at the effective time of the merger and ending on the first anniversary of the termination of the officer’s employment. In consideration for each officer’s agreement to the restrictive covenants relating to noncompetition and/or nonsolicitation, Superior Bancorp or Superior Bank will pay the following amounts: $300,000 to Mr. Frawley, payable in 24 monthly payments beginning on January 1, 2007, $150,000 to Mr. Mann, payable in 12 monthly payments beginning on the first day of the first month following the first anniversary of the effective time of the merger, and $150,000 to Mr. Brothers, payable in a lump sum thirty days following the termination of his employment.

Superior Bancorp or Superior Bank, as the case may be, and each of Messrs. Frawley, Mann and Brothers may terminate their respective employment and/or consulting arrangements at any time for any reason; provided however, the officer will remain subject to his other obligations under the agreement, including the restrictive covenants, and Superior Bancorp or Superior Bank, as the case may be, will continue to be obligated to make payments of all consideration to the officer (or his estate) in accordance with such agreement, except that Superior Bancorp has no obligation to continue payment of base salary to the officer if the officer’s employment is terminated “for cause,” as defined in the agreements.

The total payments of base salary, consulting fees, restrictive covenant consideration and consideration for waiving rights under existing employment and change in control agreements that could be made to Messrs. Frawley and Mann under the agreements are $1,300,000 and $765,000, respectively. The total payments to Mr. Brothers under the agreement are estimated to be approximately $448,000, assuming that the merger and system conversions occur when currently anticipated. In the event any payment or distribution to or for the benefit of the officer is subject to an excise tax under Section 4999 of the Internal Revenue Code, the officer will receive an additional gross-up payment to place the officer in the same after-tax economic position that the officer would have been in had the excise tax not been imposed unless both parties amend the agreement in such a manner that receipt of the payments would not give rise to any excise tax.

Agreement with Mr. Caughran

On August 31, 2006, William H. Caughran, Jr., General Counsel of Community Bancshares and Community Bank, entered into an agreement with Superior Bank which will be effective immediately prior to the merger. Pursuant to this agreement, Mr. Caughran will, at the effective time of the merger, become the General Counsel and Corporate Secretary of Superior Bancorp and Superior Bank at his current annual salary. Mr. Caughran will be entitled to participate in employee benefit plans and programs of Superior Bank generally made available to other employees of Superior Bank from time to time. In the first payroll following the first anniversary of the effective time of the merger, Superior Bank will pay Mr. Caughran a bonus in the amount of $215,099. Pursuant to the agreement, Mr. Caughran waives all rights, benefits and payments specified in his change in control agreement with Community Bancshares. In addition, the agreement restricts Mr. Caughran’s ability to engage in various activities that are competitive with Superior Bank’s business during his employment and for a period of one year following the termination of his employment.

Each of Superior Bank and Mr. Caughran may terminate Mr. Caughran’s employment at any time for any reason; provided however, Mr. Caughran will remain subject to his other obligations under the agreement, including the nondisclosure and nonsolicitation covenants, and Superior Bank will continue to be obligated to make the bonus payment to Mr. Caughran. If Superior Bank terminates Mr. Caughran’s employment other than “for cause,” as defined in the agreement, prior to the first anniversary of the effective time of the merger, Superior Bank will provide to Mr. Caughran, within 30 days of the termination of his employment, a lump sum payment equal to his base salary for the period from the date of his termination of employment to the first anniversary of the effective time of the merger.

Existing Change in Control Agreement

Community Bancshares is a party to Change in Control Agreement with Kerri C. Kinney, the Chief Financial Officer of Community Bancshares and Community Bank. In the event of a change in control (as defined in the agreement) of Community Bancshares, Ms. Kinney is entitled to receive certain severance benefits, provided Ms. Kinney’s employment is terminated by Community Bancshares within 30 months following the change in control, unless the termination is “for cause” or by reason of her death, disability or retirement on or after age 65. Ms. Kinney is also entitled to severance benefits if she terminates her employment with Community Bancshares within 30 months following a change in control if, among other reasons, Ms. Kinney’s authority, duties, compensation or benefits have been reduced or if Ms. Kinney is forced to relocate more than 50 miles from her place of employment immediately prior to the change in control. If, during the term of the agreement, a transaction is proposed which, if consummated, would constitute a change in control and (1) Ms. Kinney’s employment is thereafter terminated by Community Bancshares other than for cause or by reason of Ms. Kinney’s death, disability or retirement on or after age 65 and (2) the proposed transaction is consummated within one year following Ms. Kinney’s termination of employment, the change in control will be deemed to have occurred during the term of the agreement and Ms. Kinney will be entitled to severance benefits. Ms. Kinney is also entitled to receive severance benefits if she terminates employment for any reason during a 30-day period beginning 12 months after the occurrence of a change in control.

The severance benefits payable under the agreement are as follows: (1) a lump sum payment equal to the present value of Ms. Kinney’s salary that would have been payable by Community Bancshares for the 30 months following Ms. Kinney’s termination of employment but for such termination; (2) a lump sum payment equal to the present value of a series of 30 monthly payments, which monthly payment is calculated by taking one-twelfth of the average of the bonuses earned by Ms. Kinney for the two calendar years immediately preceding the year in which Ms. Kinney’s termination of employment occurs; (3) continuation of Ms. Kinney’s health and life insurance benefits for 30 months following Ms. Kinney’s termination of employment at the same level and on the same terms as provided to Ms. Kinney immediately prior to her termination of employment; (4) full vesting and continued participation for a period of 30 months following Ms. Kinney’s termination of employment in certain retirement plans or, if such full vesting and continued participation is not allowed, payment by Community Bancshares of a lump sum supplemental benefit in lieu of full vesting and continued participation in such plans; and (5) individual career counseling and outplacement services for a reasonable period of time following Ms. Kinney’s termination of employment, up to a maximum cost to Community Bancshares of $5,000 per officer. The change in control agreement also provides that the total benefit payable to Ms. Kinney will be calculated in accordance with one of three formulas set forth in the agreement, so as to provide the greatest total benefit after taxes, including any excise tax under Section 4999 of the Internal Revenue Code.

If the employment of Ms. Kinney is terminated in such a way that she is entitled to the benefits described above, the payments to Ms. Kinney pursuant to the change in control agreement are currently estimated to be approximately $421,829.

Support Agreements

Community Bancshares has caused each non-officer director of Community Bancshares to execute a Support Agreement, in which each non-officer director agrees to vote all of his or her shares of Community Bancshares common stock in favor of the merger and the merger agreement.

A form of the Support Agreement is Exhibit A to the merger agreement, which is attached to this joint proxy statement/prospectus as Annex A. This agreement may have the effect of discouraging third parties from making a proposal for an acquisition transaction involving Community Bancshares. The following is a brief summary of the material provisions of this agreement:

•	The director agrees to vote, or cause to be voted, in person or by proxy, all of the Community Bancshares common stock as to which the he or she has voting power, individually or jointly with other persons.

•	The director agrees, except for certain specific transfers set forth in the agreement, not to directly or indirectly transfer any of his or her Community Bancshares common stock until the vote upon the merger agreement and the merger by Community Bancshares stockholders has been taken or until the merger agreement has been terminated.

•	The director agrees not to exercise any outstanding stock options.

•	The director agrees that, for a period of one year following the effective date of the merger, he or she will not serve as an officer or director, or acquire 5% or more of the outstanding equity securities, of any bank or savings and loan association or bank holding company, or federal or state chartered bank, savings bank, thrift, homestead association, savings association, savings and loan association or cooperative bank, that has its principal business location within any county in Alabama in which Community Bank has a branch or office.

Public Trading Markets

Superior Bancorp common stock is listed on the NASDAQ Global Market stock exchange under the ticker symbol “SUPR”. Superior Bancorp was listed under the ticker symbol “TBNC” through May 18, 2006, when The Banc Corporation changed its name to Superior Bancorp following approval at its annual stockholders’ meeting on May 18, 2006. Community Bancshares common stock is listed on the NASDAQ Capital Market under the symbol “COMB”. From February 26, 2004 to September 20, 2005, Community Bancshares common stock was traded in the over-the-counter market under the same symbol. Upon completion of the merger, all shares of Community Bancshares common stock will be exchanged for shares of common stock of Superior Bancorp. Superior Bancorp common stock issuable pursuant to the merger agreement will be listed on the NASDAQ Global Market.

The shares of Superior Bancorp common stock to be issued in connection with the merger will be freely transferable under the Securities Act, except for shares issued to any of our stockholders that may be deemed either to be an affiliate of (i) Community Bancshares at or after the effective time of the merger or (ii) Superior Bancorp at the time of its special meeting, as discussed in “— Resale of Superior Bancorp Common Stock by Affiliates” beginning on page 92.

Accounting Treatment

We expect the merger to be treated for accounting and financial reporting purposes as a “purchase”, meaning that the assets and liabilities of Community Bancshares will be recorded at their respective estimated fair values and combined with the historical basis of Superior Bancorp, Therefore, the financial statements of Superior Bancorp issued after the merger will reflect these values from Community Bancshares and will not be restated retroactively to reflect the historical financial position or results of operations of Community Bancshares. Goodwill and/or other intangible assets may be created by the excess of the purchase price over the net fair value of Community Bancshares’ assets and liabilities.

The unaudited pro forma financial information contained in this joint proxy statement/prospectus has been prepared using the purchase accounting method to account for the merger. See “Unaudited Pro Forma Condensed Consolidated Financial Information” beginning on page 12.

Certain Federal Income Tax Consequences

The following discussion is a general summary of the anticipated material United States federal income tax consequences of the exchange of Community Bancshares common stock for Superior Bancorp common stock pursuant to the merger. This summary does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated by the United States Treasury Department, court cases and administrative rulings in each case as in effect as of the date hereof and all of which are subject to change at any time, possibly with retroactive effect. This discussion assumes that you hold your Community Bancshares common stock as a capital asset within the meaning of Section 1221 of the Code. The federal income tax laws are complex and the tax consequences of the merger may vary depending upon each stockholder’s individual circumstances or tax status. Accordingly, this description is not a complete description of all of the consequences of the merger and, in particular, may not address United States federal income tax considerations that may affect the treatment of stockholders subject to special treatment under United States federal income tax law (including, for example, foreign persons, financial institutions, dealers in securities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt entities, pass-through entities or investors in such entities, holders who acquired their shares of Community Bancshares common stock pursuant to the exercise of an employee stock option or right, pursuant to a tax qualified retirement plan or otherwise as compensation and holders who hold Community Bancshares common stock as part of a “hedge”, “straddle” or “conversion transaction”). This discussion is based on laws, regulations, rulings and judicial decisions as in effect on the date of this document, without consideration of the particular facts or circumstances of any holder of Community Bancshares common stock. These authorities are all subject to change and any such change may be made with retroactive effect. No assurance can be given that, after any such change, this discussion would not be different.

The obligations of the parties to complete the merger are conditioned upon the receipt by each party of a tax opinion from Balch & Bingham LLP that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code.

Balch & Bingham LLP will render its tax opinion to each of Superior Bancorp and Community Bancshares, subject to the limitations discussed above, on the basis of facts, representations and assumptions set forth or referred to in such opinion which are consistent with the state of facts existing at the effective time of the merger. In rendering its tax opinion, counsel will rely upon representations and covenants, including those contained in certificates of officers of Superior Bancorp and Community Bancshares, reasonably satisfactory in form and substance to such counsel. The opinion represents counsel’s best legal judgment, but has no binding effect or official status of any kind, and no assurance can be given that contrary positions will not be taken by the Internal Revenue Service or a court considering the issues. Neither Superior Bancorp nor Community Bancshares has requested, nor do either of them intend to request, a ruling from the Internal Revenue Service as to the tax consequences of the merger and as a result there can be no assurances that the Internal Revenue Service will not disagree with or challenge any of the conclusions herein.

Subject to the limitations and qualifications referred to in this joint proxy statement/prospectus and assuming that the merger will be completed as described in the merger agreement and this joint proxy statement/prospectus and that the merger is treated as a reorganization within the meaning of Section 368(a) of the Code, the following are the material United States federal income tax consequences to the Community Bancshares stockholders:

•	the merger will constitute a “reorganization” within the meaning of Section 368 of the Code;

•	no gain or loss will be recognized by Superior Bancorp or Community Bancshares;

•	no gain or loss will be recognized by the stockholders of Community Bancshares who receive shares of Superior Bancorp’s common stock except to the extent of any taxable “boot” received by stockholders from Superior Bancorp, and except to the extent of any dividends received from Community Bancshares prior to the effective date of the merger;

•	the basis of Superior Bancorp’s common stock received in the merger will be equal to the sum of the basis of the shares of Community Bancshares common stock exchanged in the merger and the amount of gain, if any, which was recognized by the exchanging Community Bancshares stockholder, including any portion treated as a dividend, less the value of taxable boot, if any, received by the stockholder in the merger;

•	the holding period of Superior Bancorp’s common stock will include the holding period of the shares of Community Bancshares common stock exchanged therefor if the shares of Community Bancshares common stock were capital assets in the hands of the exchanging Community Bancshares stockholder; and

•	cash received by a Community Bancshares stockholder in lieu of a fractional share interest of Superior Bancorp common stock will be treated as having been received as a distribution in full payment in exchange for the fractional share interest of Superior Bancorp common stock which he or she would otherwise be entitled to receive and will qualify as capital gain or loss, assuming the Community Bancshares stock was a capital asset in his or her hands as of the effective date of the merger.

A stockholder who receives cash in lieu of a fractional share of Superior Bancorp common stock in the merger will be treated for United States federal income tax purposes as if the fractional share of Superior Bancorp common stock had been received and then redeemed for cash by Superior Bancorp. A stockholder will recognize a capital gain or loss in an amount equal to the difference between the cash received and the tax basis allocable to the fractional share of Superior Bancorp common stock, unless such payment, under each such stockholder’s particular facts and circumstances, is deemed to have the effect of a dividend distribution and not a redemption treated as an exchange under the principles of Section 302 of the Code, described above.

Unless an exemption applies under the backup withholding rules of Section 3406 of the Code, the Exchange Agent (as described in “Exchange of Certificates”) will be required to withhold, and will withhold, 28% of any cash payments to which a Community Bancshares stockholders is entitled pursuant to the merger, unless the stockholder provides the appropriate form. A stockholder should complete and sign the substitute Internal Revenue Service Form W-9 enclosed with the letter of transmittal sent by the exchange agent. Unless an applicable exemption exists and is proved in a manner satisfactory to the exchange agent, this completed form provides the information, including the holder’s taxpayer identification number, and certification necessary to avoid backup withholding.

A stockholder of Community Bancshares who receives Superior Bancorp common stock and cash as a result of the merger will generally be required to retain records pertaining to the merger and will be required to file with such stockholder’s United States federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger as provided in Treasury Regulations Section 1.368-3(b).

The foregoing is a summary discussion of material federal income tax consequences of the merger and is not a complete analysis or listing of potential tax effects relevant to a decision whether to vote in favor of approval of the merger agreement. You are urged to consult your personal tax and financial advisors as to the particular tax consequences to you of the merger, including the application of state, local and foreign tax laws and possible future changes in federal income tax laws and the interpretation thereof, which can have retroactive effects.

IRS Circular 230 Notice

To ensure compliance with the requirements of the Internal Revenue Service, we inform you that any federal tax information provided herein may not be used to avoid any federal tax penalty. Any such information provided herein is provided on the basis and with the intent that the information may not be used to avoid any federal tax penalty.

Resale of Superior Bancorp Common Stock by Affiliates

Superior Bancorp common stock to be issued to Community Bancshares stockholders in connection with the merger will be registered under the Securities Act. Superior Bancorp common stock received by the Community Bancshares stockholders upon consummation of the merger will be freely transferable under the Securities Act, except for shares issued to any person who may be deemed an “affiliate” of Community Bancshares or Superior Bancorp within the meaning of Rule 145 under the Securities Act. “Affiliates” are generally defined as persons who control, are controlled by, or are under common control with Community Bancshares or Superior Bancorp, as the case may be. Affiliates generally include directors, certain executive officers and major stockholders of Superior Bancorp and Community Bancshares. In addition, affiliates of Community Bancshares or Superior Bancorp must sell their shares of Superior Bancorp common stock acquired in connection with the merger in compliance with Rule 145 or another applicable exemption from the registration requirements of the Securities Act.

In general, under Rule 145, for one year following the effective time of the merger, an affiliate (together with certain related persons) would be entitled to sell shares of Superior Bancorp common stock acquired in the merger only through unsolicited “broker transactions” or in transactions directly with a “market maker”, as such terms are defined in Rule 144 under the Securities Act. Additionally, during the one-year period, the number of shares to be sold by an affiliate (together with certain related persons and certain persons acting in concert) within any three-month period for purposes of Rule 145 may not exceed the greater of 1% of the outstanding shares of Superior Bancorp common stock or the average weekly trading volume of the stock during the four calendar weeks preceding such sale. Rule 145 will remain available to affiliates only if Superior Bancorp remains current with its information filings with the SEC under the Securities Exchange Act of 1934. One year after the effective time, an affiliate of Community Bancshares would be able to sell its shares of Superior Bancorp common stock without the manner of sale or volume limitations, provided that Superior Bancorp was current with its Securities Exchange Act information filings and such affiliate was no longer an affiliate of Superior Bancorp. Two years after the effective time, an affiliate of Community Bancshares would be able to sell its shares of Superior Bancorp common stock without any restrictions so long as the affiliate was not, and had not been for at least three months before selling, an affiliate of Superior Bancorp.

Community Bancshares has agreed in the merger agreement to use its reasonable best efforts to identify each person who may be deemed to be an affiliate for purposes of Rule 145 and to cause such persons to deliver to Community Bancshares, prior to the date of the Community Bancshares special meeting, a written agreement intended to ensure compliance with the Securities Act in connection with the sale or other transfer of Superior Bancorp common stock received in the merger.

Exchange of Certificates

As promptly as practicable, but in no case later than 15 business days after the effective date of the merger, Computerserve (the “Exchange Agent”) will mail to each Community Bancshares stockholder of record (1) the election form, (2) a letter of transmittal and (3) instructions for use in effecting the surrender of the certificates representing shares of Community Bancshares common stock in exchange for certificates representing shares of Superior Bancorp common stock. The letter of transmittal will specify that delivery will be effected, and risk of loss and title to the certificates will pass, only upon delivery of the certificates to Superior Bancorp. When a Community Bancshares stockholder surrenders his or her certificate to the Exchange Agent, together with a properly completed letter of transmittal, and any other documents as may be necessary, that stockholder will receive in exchange a certificate representing that number of whole shares of Superior Bancorp common stock which that stockholder is entitled, if any, and a check for the amount to be paid instead of any fractional share of Superior Bancorp common stock. The Exchange Agent will deliver the merger consideration to Community Bancshares stockholders within 10 business days of receipt of their certificates of Community Bancshares common stock, duly executed and in property form for transfer.

If a prior transfer of ownership of Community Bancshares common stock is not registered in the transfer records of Community Bancshares, a certificate representing the proper number of shares of Superior Bancorp common stock may be issued to a person other than the person in whose name the certificate so surrendered is registered, if the certificate will be properly endorsed or otherwise be in proper form for transfer and the person requesting the issuance will pay any transfer or other taxes required by reason of the issuance of shares of Superior Bancorp common stock to a person other than the registered holder of the certificate or establish to the satisfaction of Superior Bancorp that such tax has been paid or is not applicable.

Until surrendered as contemplated by the merger agreement, each certificate will be deemed at any time after the effective time to represent only the right to receive such stockholder’s pro rata share of the merger consideration under the terms of the merger agreement. No interest will be paid or will accrue on any cash payable in lieu of any fractional shares of Superior Bancorp common stock. After the merger is completed, to the extent permitted by law, holders of record of Community Bancshares common stock at the time we complete the merger will be entitled to vote at any meeting of Superior Bancorp stockholders the number of shares of Superior Bancorp common stock into which their respective shares of Community Bancshares common stock are converted after the effective time, regardless of whether such holders have received their certificates representing Superior Bancorp common stock in accordance with the merger agreement.

No dividend or other distribution payable after the completion of the merger with respect to Superior Bancorp common stock will, however, be paid to the holder of any unsurrendered Community Bancshares certificate until the holder properly surrenders such certificate along with the properly completed transmittal materials. Upon surrender, all undelivered dividends and other distributions and, if applicable, a check for the amount to be paid instead of any fractional share interest will be delivered to such stockholder, in each case without interest. No certificates or scrip representing fractional shares of Superior Bancorp common stock will be issued upon conversion of Community Bancshares common stock, and the fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Superior Bancorp. Notwithstanding any other provision of the merger agreement, each holder of Community Bancshares common stock exchanged pursuant to the merger who would otherwise have been entitled to receive a fraction of a share of Superior Bancorp common stock will receive cash instead of fractional shares of Superior Bancorp common stock.

At the effective time of the merger, Community Bancshares stockholders will cease to be, and will have no rights as, Community Bancshares stockholders other than:

•	the right to receive the number of shares of Superior Bancorp common stock into which the shares of Community Bancshares common stock have been converted or, if elected, cash,

•	the right to receive any fractional share payment, or

•	the right to receive any dividends or other distributions to which they may be entitled under the merger agreement.

None of Superior Bancorp, Community Bancshares or the Exchange Agent will be liable to any holder of Community Bancshares common stock for any shares of Superior Bancorp common stock or any related dividends or other distributions or cash in lieu of fractional shares delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

Payment for Community Bancshares Options and Warrants

The merger agreement provides that, at the effective time of the merger, each outstanding option or warrant to purchase Community Bancshares common stock shall be cancelled, and each holder of such options or warrants will be entitled to receive cash equal to the amount resulting when the number of options or warrants held by a holder is multiplied by the “Per Option Value” (as calculated directly below). The term “Per Option Value” means (1) $10.50 less (2) the exercise price for each share of Community Bancshares common stock subject to the option or warrant. As promptly as practicable after the effective date of the merger, Superior Bancorp will issue a check for the amount to be paid to each holder of a Community Bancshares option or warrant who has executed a termination agreement.

Until cancelled as contemplated by the merger agreement, each option or warrant will be deemed at any time after the effective time to represent only the right to receive the merger consideration described in the merger agreement.

INFORMATION ABOUT SUPERIOR BANCORP

General

Superior Bancorp is a Delaware-chartered thrift holding company headquartered in Birmingham, Alabama. Superior Bancorp was known as The Banc Corporation until May 18, 2006, when its stockholders voted to change its name to Superior Bancorp. Superior Bancorp offers a broad range of banking and related services in 26 locations in Alabama and the Florida panhandle through Superior Bank (formerly The Bank), its principal subsidiary. Superior Bancorp had assets of approximately $1.531 billion, loans of approximately $1.080 million, deposits of approximately $1.140 billion and stockholders’ equity of approximately $105.9 million at June 30, 2006. Its principal executive offices are located at 17 North 20th Street, Birmingham, Alabama 35203, and telephone number is (205) 327-1400.

Superior Bancorp was founded in 1997 and completed its initial public offering in December 1998. Beginning in the fall of 1998, Superior Bancorp grew through the acquisition of various financial institutions in Alabama and Florida. Superior Bancorp’s growth activities have most recently focused on increasing its market share in Alabama, especially in the Birmingham- and Huntsville-area markets, and in the eastern panhandle of Florida.

In January 2005, Superior Bancorp began the transition from its founding management team to a new senior management team composed of veteran bankers with a strong operational track record and a history of enhancing stockholder value. During the remainder of 2005, Superior Bancorp completed that management transition. In addition, in November 2005 Superior Bancorp converted its principal subsidiary, now known as Superior Bank, from an Alabama state-chartered bank to a federally chartered thrift under the regulation of the Office of Thrift Supervision. Superior Bancorp believes that this conversion will allow greater flexibility in its operations, as well as allowing Superior Bank to operate efficiently under a single regulatory system rather than the dual federal/state regulatory system that had been applicable to it.

On August 31, 2006, Superior Bancorp completed its merger with Kensington Bankshares, Inc., the holding company for First Kensington Bank, a Florida state bank with eight branches in the Tampa Bay area. Under the terms of the merger agreement, Superior Bancorp issued 1.60 shares of its common stock for each share of Kensington Bankshares common stock. Based on the closing price per share for Superior Bancorp common stock on August 31, 2006, the transaction was valued at approximately $72.6 million. The Tampa Bay area will be Superior Bancorp’s largest market and has a higher projected population growth than any of Superior Bancorp’s current banking markets.

Strategy

Operations.  Superior Bancorp focuses on small- to medium-sized businesses, as well as professionals and individuals, emphasizing its local decision-making, effective response time and personalized service. As a result, Superior Bancorp conducts its business on a decentralized basis with respect to deposit gathering and most credit decisions, emphasizing local knowledge and authority to make these decisions. Superior Bancorp supplements this decentralized management approach with centralized loan administration, policy oversight, credit review, audit, asset/liability management, data processing, human resources and risk management systems. Superior Bancorp implements these standardized administrative and operational policies at each of its locations while retaining local management and advisory directors to capitalize on their knowledge of the local community.

Products and Services.  Superior Bank provides a wide range of retail and small business services, including noninterest-bearing and interest-bearing checking, savings and money market accounts, negotiable order of withdrawal (“NOW”) accounts, certificates of deposit and individual retirement accounts. In addition, Superior Bank offers an extensive array of real estate, consumer, small business and commercial real estate loan products. Other financial services include annuities, automated teller machines, debit cards, credit-related life and disability insurance, safety deposit boxes, internet banking, bill payment and telephone banking. Superior Bank attracts primary banking relationships through the customer-oriented service environment created by Superior Bank’s personnel combined with competitive financial products.

Market Areas.  Currently, Superior Bancorp’s primary markets are located in northern and central Alabama and the panhandle of Florida. Because its merger with Kensington Bankshares has been completed, Superior Bancorp has established a presence in the Tampa Bay, Florida area, which is larger than any of its other markets. If its merger with Community Bancshares is approved and completed, Superior Bancorp will have an expanded presence and broadened its services in Alabama.

Superior Bancorp is headquartered in Birmingham, Alabama. Superior Bancorp also currently has branches in:

Alabama		Florida

Albertville	Andalusia	Altha
Boaz	Childersburg	Apalachicola
Decatur	Frisco City	Blountstown
Gadsden	Guntersville	Bristol
Huntsville	Kinston	Carrabelle
Madison	Monroeville	Mexico Beach
Mt. Olive	Opp	Port St. Joe
Rainbow City	Samson
Sylacauga	Warrior

In addition to these branches, Superior Bancorp operates loan production offices in Montgomery, Alabama, and Panama City and Tallahassee, Florida.

Growth.  Superior Bancorp’s future growth depends primarily on the expansion of the business of its primary wholly owned subsidiary, Superior Bank. That expansion will depend on internal growth and the opening of new branch offices in new and existing markets. Superior Bank also plans to engage in the strategic acquisition of other financial institutions and branches that have relatively high earnings and low-cost deposits or that it believes to have growth potential, such as the Kensington Bankshares and Community Bancshares transactions described above. Superior Bancorp’s ability to increase profitability and grow internally depends primarily on its ability to attract and retain low-cost and core deposits coupled with the continued opportunity to generate high-yielding, quality loans. Superior Bancorp’s ability to grow profitably through the opening or acquisition of new branches will depend primarily on, among other things, its ability to identify profitable, growing markets and branch locations within such markets, attract necessary deposits to operate such branches profitably and identify lending and investment opportunities within such markets.

Superior Bancorp periodically evaluates business combination opportunities and conduct discussions, due diligence activities and negotiations in connection with those opportunities. As a result, Superior Bancorp may pursue business combination transactions involving cash, debt or equity securities from time to time. Any future business combination or series of business combinations that Superior Bancorp might undertake may be material to its business, financial condition or results of operations in terms of assets acquired or liabilities assumed. Any future acquisition is subject to approval by the appropriate regulatory agencies.

Available Information

Superior Bancorp maintains an Internet website at www.superiorbank.com. Superior Bancorp makes available free of charge through its website various reports that it files with the SEC, including its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to these reports which are incorporated herein by reference. These reports are made available as soon as reasonably practicable after these reports are filed with, or furnished to, the SEC. From its home page at www.superiorbank.com, go to and click on “Investor Relations” and click on “SEC Filings” to access these reports. See “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” beginning on page 128

INFORMATION ABOUT COMMUNITY BANCSHARES

General

Community Bancshares is a Delaware-chartered bank holding company, headquartered in Blountsville, Alabama. Community Bancshares conducts its banking operations through Community Bank, an Alabama-chartered bank with 17 banking offices in Alabama. Community Bancshares also operates a consumer finance subsidiary, 1st Community Credit Corporation, and insurance agency subsidiaries, Community Insurance Corp. and Southern Select Insurance, Inc. At June 30, 2006, Community Bancshares had assets of approximately $571.9 million, loans of approximately $364.4 million, deposits of approximately $436.0 million and stockholders’ equity of approximately $43.7 million. Its principal executive offices are located at 68149 Main Street, Blountsville, Alabama 35031, and its telephone number is (205) 429-1000. Community Bancshares was founded in 1983 and commenced business in 1985.

Commercial Banking Business

Community Bancshares conducts commercial banking operations through Community Bank, an Alabama banking corporation founded in 1923. Community Bank is a member of the FDIC and its deposits are insured by the FDIC.

Community Bank operates through 17 locations in nine counties in Alabama, most of which are situated in northern Alabama. Community Bank serves customers in five counties in north Alabama — Blount, Lauderdale, Limestone, Madison and Morgan Counties; two counties in northwest Alabama — Marion and Winston Counties; and one county in southwest Alabama — Perry County. Community Bank has focused on those market areas between the Birmingham and Huntsville metropolitan areas, where significant growth and economic change have transpired over the last decade.

Community Bank offers a wide range of commercial and retail banking services, which principally include checking transaction accounts and personal and commercial loans to customers in its target market area. Community Bank seeks to provide its customers with outstanding service and to become a vital component of each of the communities that it serves. The retail nature of Community Bank’s commercial banking operations allows for diversification of customers and its loans to businesses are not concentrated in any one industry.

Community Bank’s lending activities include commercial, real estate and consumer loans. The majority of Community Bank’s loans are to individuals and small to mid-sized businesses in Alabama. Its commercial loan services include term loans, lines of credit and agricultural loans. It provides a broad range of short to medium-term commercial loans, both secured and unsecured, to various local businesses for working capital, business expansion and the purchase of equipment and machinery. Its real estate lending activities include fixed and adjustable rate residential mortgage loans, construction loans, second mortgages, home improvement loans and home equity lines of credit. Its consumer lending services include loans for automobiles, recreational vehicles and boats, as well as unsecured personal loans and loans secured by deposit accounts.

Other Operations

Consumer Finance Operations

1st Community Credit Corporation operates 15 finance company offices in Limestone, Madison, Morgan, Blount, Cullman, Marshall, Etowah, DeKalb, Walker, Talladega and St. Clair Counties, Alabama, primarily in local communities where Community Bank does not operate. 1st Community Credit provides smaller loans to a market segment traditionally not pursued by Community Bank. These loans typically involve greater risk and generate higher yields than standard commercial bank loans.

Insurance Agency Operations

Community Insurance Corp. serves as an agency in the sale of title, property, casualty and life insurance products to individuals and businesses in the Huntsville, Alabama metropolitan area. Community Insurance owns 100% of Southern Select Insurance, Inc., a managing general agency in Huntsville, Alabama that brokers agricultural, commercial and personal insurance products.

Available Information

Community Bancshares maintains an Internet website at www.communitybankal.com. Community Bancshares makes available free of charge through its website various reports that it files with the SEC, including its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to these reports, which are incorporated herein by reference. These reports are made available as soon as reasonably practicable after these reports are filed with, or furnished to, the SEC. From its home page at

www.communitybankal.com, go to and click on “Community Bancshares” and click on “SEC Filings” to access these reports. See “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” beginning on page 128.

SUMMARY OF REGULATORY DIFFERENCES

There are a number of material differences between the regulation of federal savings banks and thrift holding companies, on the one hand, and Alabama state-chartered banks and bank holding companies, on the other hand. Superior Bancorp is a thrift holding company and Superior Bank is a federal savings bank, also known as a thrift. Both entities are regulated by the OTS. Community Bancshares is a bank holding company and Community Bank is an Alabama state-chartered bank. Community Bancshares is regulated by the Board of Governors of the Federal Reserve System and Community Bank is regulated by the Alabama State Banking Department. In addition, both Superior Bank and Community Bank are regulated by the Federal Deposit Insurance Corporation.

After the merger of Community Bancshares into Superior Bancorp, and after the merger of Community Bank into Superior Bank, the combined holding companies will be a thrift holding company and the combined banks will be a federal savings bank. The primary regulator of the combined organizations will be the OTS. In addition, the FDIC will continue to regulate the combined banks. The combined organizations will not be regulated by the Board of Governors of the Federal Reserve System or by the Alabama State Banking Department. Neither Superior Bancorp nor Community Bancshares can give any assurance as to the effect that any regulatory differences will have on the operations of the combined organizations. The following is a summary of these differences.

Single Regulator.  Federal savings banks and their holding companies have a single regulator, the OTS. Having a single regulator can provide certain advantages to banks operating on an interstate basis, by providing a single set of regulatory rules and by providing certain preemption of state and local laws that might otherwise be applicable. By contrast, a state-chartered bank is subject to regulation by its home state banking regulator, by its “host” state banking regulators (regulators in states outside its home state in which it operates), and by one or more federal regulators. For example, a federal savings bank generally has greater power to engage in interstate banking than does a state-chartered bank, because of the single set of interstate branching rules enacted by the OTS. By contrast, a state-chartered bank is subject to the interstate banking rules of both its home state and all host states, which might not be consistent or as advantageous as the OTS rules.

In addition, a holding company of a state-chartered bank, such as Community Bancshares, is subject to regulation by the Board of Governors of the Federal Reserve System. This regulation is in addition to the bank’s regulation by its state banking authority. Such additional regulation of a holding company may provide a benefit to depositors and shareholders that is not present with a single regulator.

Limitations on Certain Loans.  A federal savings bank is restricted from holding non real estate-related commercial and industrial loans, including agricultural loans, in excess of 20% of the bank’s assets. Any such loans above 10% of assets must qualify as small business loans as defined by the OTS. In addition, commercial real estate loans may not exceed 400% of a federal savings bank’s capital. Legislation has been introduced in Congress to relax these restrictions but there can be no assurance whether such legislation will ever pass. By contrast, Alabama state-chartered banks are not subject to such restrictions based on the real estate nature of loans.

Federal savings banks are also subject to the so-called “Qualified Thrift Lender” test. Under this test, at least 65% of a federal savings bank’s assets must consist of “Qualified Assets”, which generally consist of cash, U.S. government or agency securities, or real estate related loans, and consumer, credit card and small business loans. Alabama state-chartered banks are not subject to such test.

Neither Superior Bancorp nor Community Bancshares can give any assurance that the above limitations on types of loans will not in the future have an adverse effect on Superior Bank or Superior Bancorp.

Lending Limits to One Borrower.  Federal savings banks may not have credit outstanding to a single borrower in excess of 15% of their capital and surplus, with certain exceptions for secured transactions and for the development of domestic residential housing units. Alabama state-chartered banks may not have credit outstanding to a single borrower in excess of 10% of their capital and surplus, with certain exceptions for secured transactions.

Neither Superior Bancorp nor Community Bancshares can give any assurance that the differences in legal lending limits to a single borrower will not in the future have an adverse effect on Superior Bank or Superior Bancorp.

COMPARISON OF RIGHTS OF COMMUNITY BANCSHARES
STOCKHOLDERS AND SUPERIOR BANCORP STOCKHOLDERS

Both Community Bancshares and Superior Bancorp are incorporated in Delaware. After the merger, the former Community Bancshares stockholders will continue to have their rights and obligations as stockholders of Superior Bancorp governed by Delaware law. A summary comparison of the material rights of Superior Bancorp stockholders under Superior Bancorp’s restated certificate of incorporation and bylaws and the rights of a Community Bancshares stockholder under the Community Bancshares’ amended and restated certificate of incorporation and bylaws is described below. The information set forth below is qualified in its entirety by reference to Superior Bancorp’s restated certificate of incorporation and its bylaws and to the amended and restated certificate of incorporation and the bylaws of Community Bancshares.

Classes and Series of Capital Stock

Community Bancshares.  Community Bancshares is authorized by its amended and restated certificate of incorporation to issue up to 20,200,000 shares of capital stock, of which 20,000,000 are designated common stock, par value $0.10 per share, and 200,000 are designated preferred stock, par value $0.10 per share. As of June 30, 2006, there were 8,869,506 shares of Community Bancshares common stock outstanding. In addition, 589,669 shares of Community Bancshares common stock have been reserved for future grants under the Community Bancshares, Inc. 2005 Incentive Plan. The board of directors of Community Bancshares has the authority to issue preferred stock in one or more series and fix the rights, preferences, privileges and restrictions for each such series, without any further vote or action by the stockholders. As of June 30, 2006, there were no shares of preferred stock of Community Bancshares issued and outstanding.

Superior Bancorp.  Superior Bancorp is authorized by its restated certificate of incorporation to issue up to 55,000,000 shares of capital stock, of which 50,000,000 shares are designated common stock, par value $.001 per share, and 5,000,000 shares are designated preferred stock, par value $.001 per share. As of June 30, 2006, there were 20,171,497 shares of Superior Bancorp common stock outstanding. In addition, 2,500,000 shares of Superior Bancorp common stock have been reserved for future option grants under Superior Bancorp’s stock option plans. The board of directors of Superior Bancorp has the authority to issue preferred stock in one or more series and fix the rights, preferences, privileges and restrictions for each such series, without any further vote or action by the stockholders. As of June 30, 2006, there were no shares of preferred stock of Superior Bancorp issued and outstanding.

Size and Election of the Board of Directors

Community Bancshares.  Community Bancshares’ amended and restated certificate of incorporation provides that the board of directors of Community Bancshares will consist of not more than 18 directors and not less than nine directors. The board of directors of Community Bancshares will fix the size of the board by resolution. There are currently 12 directors. The directors are divided into three classes of four directors each. At each annual meeting of stockholders the members of one class of directors are elected by a plurality of votes to three-year terms.

Superior Bancorp.  Superior Bancorp’s bylaws provide that the board of directors of Superior Bancorp will consist of not more than 30 directors nor less than three directors. The board of directors of Superior Bancorp will fix the size of the board by the resolution. There are currently 13 directors. Directors of Superior Bancorp are elected by a plurality of votes cast at the annual meeting of stockholders to one-year terms.

Removal of Directors

Community Bancshares.  Community Bancshares’ amended and restated certificate of incorporation provides that a director may only be removed for cause by the affirmative vote of the holders of at least 80% of the voting power of all the shares of stock that are present or represented at a stockholder meeting. “Cause” is defined to be the director’s willful dishonesty towards, fraud upon, or deliberate injury or attempted injury to Community Bancshares.

Superior Bancorp.  Superior Bancorp’s bylaws provide that a director may be removed with or without cause by the vote of the holders of a majority of the shares of Superior Bancorp common stock entitled to vote at an election of directors, except as otherwise provided by applicable law.

Dividends

Community Bancshares.  Neither the amended and restated certificate of incorporation nor the bylaws of Community Bancshares addresses the declaration of dividends. Pursuant to Delaware law, the board of directors of Community Bancshares has the authority to declare and pay a dividend to its stockholders out of its surplus or net profits for the year in which the dividend is paid or the preceding year.

Superior Bancorp.  The restated certificate of incorporation of Superior Bancorp authorizes the board of directors of Superior Bancorp to declare a dividend to distribute to the stockholders, without a vote of the stockholders, any portion of the assets of Superior Bancorp which are available under Delaware law for distribution.

Conversion and Dissolution

Community Bancshares.  In connection with a private placement of its common stock in 2003, Community Bancshares granted an option to the holders of approximately 2,191,897 shares of its common stock to exchange those shares for shares of its 2003 noncumulative preferred stock. The option expires upon the earliest to occur of the following: (1) December 31, 2008, (2) the attempted transfer of the option, (3) the sale or transfer of the common stock, or (4) the merger or consolidation of Community Bancshares with another corporation where Community Bancshares is not the continuing corporation. If the common stock were to be exchanged for preferred stock, the preferred stock would be entitled to preferential payments in the event of dissolution of Community Bancshares.

Superior Bancorp.  Superior Bancorp common stock cannot be converted into any other type of stock of Superior Bancorp. The restated certificate of incorporation of Superior Bancorp authorizes the issuance of 5,000,000 shares of preferred stock, par value $.001 per share, and provides that shares of preferred stock may have the voting powers, preferences and other special rights (including, without limitation, the right to convert the shares of preferred stock into shares of Superior Bancorp common stock) as described in Superior Bancorp’s restated certificate of incorporation or resolutions providing for the issuance of preferred stock. If the board of directors of Superior Bancorp designated a series of preferred stock, such preferred stock could be entitled to preferential payments in the event of dissolution of Superior Bancorp.

Amendment or Repeal of the Incorporation Documents and Bylaws

Community Bancshares.  Community Bancshares’ amended and restated certificate of incorporation provides that the affirmative vote of the holders of at least 80% of the voting power of all of the shares of stock that are present and eligible to vote at a stockholders’ meeting for which a quorum exists is required to repeal or amend provisions in the amended and restated certificate of incorporation pertaining to the board of directors, limitation of liability of directors, indemnification of directors and officers, action by stockholders and amendments to the amended and restated certificate of incorporation. Other provisions of Community Bancshares’ amended and restated certificate of incorporation may be amended or repealed by the holders of a majority of the outstanding stock entitled to vote thereon.

The amended and restated certificate of incorporation and bylaws of Community Bancshares provide that the bylaws may be altered, amended or repealed by a vote of a majority of the directors then in office.

Superior Bancorp.  Under Delaware law, unless its certificate of incorporation or bylaws require a greater vote, amendment of a corporation’s certificate of incorporation generally requires the approval of the holders of a majority of the outstanding stock entitled to vote thereon. If the amendment would increase or decrease the number of authorized shares of any class or series or the par value of such shares or would adversely affect the shares of such class or series, the approval of the holders of a majority of the outstanding stock of such class or series is required to amend the certificate of incorporation. The restated certificate of incorporation and the bylaws of Superior Bancorp impose no greater voting requirement.

The restated certificate of incorporation and bylaws of Superior Bancorp provide that the bylaws may be altered, amended or repealed by a vote of a majority of the entire board of directors of Superior Bancorp, or by a majority of the outstanding stock entitled to vote thereon.

Special Meetings of Stockholders

Community Bancshares.  Community Bancshares’ bylaws provide that a special meeting of Community Bancshares stockholders may, unless otherwise prescribed by law, be called by the chairman of the board or the president or a majority of the board of directors or upon the written request of stockholders owning not less than 25% of all shares of capital stock of Community Bancshares issued and outstanding and entitled to vote at the meeting.

Superior Bancorp.  Superior Bancorp’s bylaws provide that a special meeting of Superior Bancorp stockholders may, unless otherwise prescribed by law, be called at any time by the chairman of the board or the president or by order of the board of directors of Superior Bancorp. Special meetings of stockholders prescribed by law for the election of directors will be called by the board of directors of Superior Bancorp, the chairman of the board, the president or the secretary whenever they are required to do so by applicable law.

Liability of Directors

Community Bancshares.  Delaware law permits a corporation to include a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to a corporation or its stockholders for damages for breach of the director’s fiduciary duty, subject to certain limitations. The amended and restated certificate of incorporation of Community Bancshares includes such a provision which, as described below, limits the liability to the fullest extent permitted under applicable law.

The amended and restated certificate of incorporation of Community Bancshares provides that a director will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to Community Bancshares or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law, which concerns unlawful payments of dividends or expenditures of funds for unlawful stock purchases or redemptions; or

•	for any transaction from which the director derived an improper personal benefit.

While these provisions provide directors with protection from awards of monetary damages for breaches of their duty of care, they do not eliminate such duty. Accordingly, these provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care. The provisions described above apply to an officer of Community Bancshares only if he or she is a director of Community Bancshares and is acting in his or her capacity as director, and do not apply to officers of Community Bancshares who are not directors.

Superior Bancorp.  Delaware law permits a corporation to include a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to a corporation or its stockholders for damages for breach of the director’s fiduciary duty, subject to certain limitations. The restated certificate of incorporation of Superior Bancorp includes such a provision which, as described below, limits the liability to the fullest extent permitted under applicable law.

The restated certificate of incorporation of Superior Bancorp provides that a director will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to Superior Bancorp or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law, which concerns unlawful payments of dividends or expenditures of funds for unlawful stock purchases or redemptions; or

•	for any transaction from which the director derived an improper personal benefit.

While these provisions provide directors with protection from awards of monetary damages for breaches of their duty of care, they do not eliminate such duty. Accordingly, these provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care. The provisions described above apply to an officer of Superior Bancorp only if he or she is a director of Superior Bancorp and is acting in his or her capacity as director, and do not apply to officers of Superior Bancorp who are not directors.

DESCRIPTION OF CAPITAL STOCK OF SUPERIOR BANCORP

Authorized Capital Stock

Superior Bancorp’s restated certificate of incorporation provides that Superior Bancorp may issue 5,000,000 shares of preferred stock, par value $.001 per share, and 50,000,000 shares of common stock, par value $.001 per share.

Superior Bancorp Common Stock

Holders of Superior Bancorp common stock are entitled to one vote for each share held of record on all matters to be submitted to a vote of the stockholders and do not have pre-emptive rights. Cumulative voting is not permitted. This means that the holders of shares entitled to exercise more than 50% of the voting rights in the election of directors, for example, will be able to elect all Superior Bancorp’s directors.

The holders of Superior Bancorp common stock are entitled to dividends and other distributions as and if declared by the board of directors of Superior Bancorp out of funds legally available. See “Market Price and Dividend Information”. All outstanding shares of Superior Bancorp common stock are, and the shares to be issued in the merger will be, when issued pursuant to the merger agreement, fully paid and nonassessable. Upon the liquidation, dissolution or winding up of Superior Bancorp, the holders of Superior Bancorp common stock would be entitled to share pro rata in the distribution of all assets, if any, of Superior Bancorp remaining after payment or provision for payment of all Superior Bancorp’s debts and obligations and preferred liquidation payments, if any, to holders of any outstanding shares of preferred stock. Shares of Superior Bancorp common stock are not subject to any redemption provisions and are not convertible into any other security or other property of Superior Bancorp. No share of Superior Bancorp common stock is subject to any call or assessment.

Superior Bancorp Preferred Stock

The board of directors of Superior Bancorp is authorized to issue shares of preferred stock in one or more series. The board of directors of Superior Bancorp will determine and fix the rights, preferences and privileges of each series, including dividend rights and preferences over dividends on Superior Bancorp common stock and one or more series of preferred stock, conversion rights, voting rights (in addition to those provided by law), redemption rights and the terms of any sinking fund therefor, and rights upon liquidation, dissolution or winding up, including preferences over Superior Bancorp common stock and one or more series of preferred stock. Although Superior Bancorp has no present plans to issue any shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, may have the effect of delaying, deferring or preventing a change in control of Superior Bancorp or an unsolicited acquisition proposal.

Certain Provisions of Superior Bancorp’s Restated Certificate of Incorporation and Delaware Law

No Classified Board of Directors.  Superior Bancorp’s restated certificate of incorporation and bylaws provide for the directors of Superior Bancorp to be annually elected for a term of one year.

Advance Notice Provisions for Stockholder Proposals and Stockholder Nominations of Directors.  Superior Bancorp’s restated certificate of incorporation provides that at an annual meeting of stockholders, only such business will be conducted as will have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (a) specified in the notice of such meeting (or any supplement thereto, given by or at the direction of the board of directors of Superior Bancorp), (b) otherwise properly brought before the meeting by or at the direction of the board of directors of Superior Bancorp, or (c) otherwise properly brought before the meeting by a stockholder. For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of Superior Bancorp.

Delaware Takeover Statute.  Superior Bancorp is subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested stockholder” for a period of three years following the date that such stockholder became an interested stockholder, unless:

•	before that date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder’s becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned:

•	by persons who are directors and also officers; and

•	by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

An “interested stockholder” is defined as any person that is (a) the owner of 15% or more of the outstanding voting stock of the corporation or (b) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

Limitations on Liability of Officers and Directors

Superior Bancorp’s restated certificate of incorporation contains a provision eliminating or limiting a director’s liability to Superior Bancorp and its stockholders for monetary damages arising from acts or omissions in the director’s capacity as a director, as described above under “Comparison of Rights of Community Bancshares Stockholders and Superior Bancorp Stockholders — Liability of Directors”.

This provision offers persons who serve on the board of directors of Superior Bancorp protection against awards of monetary damages resulting from breaches of their duty of care except as indicated above. As a result of this provision, the ability of Superior Bancorp or a stockholder of Superior Bancorp to successfully prosecute an action against a director for a breach of his duty of care is limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director’s breach of his duty of care. The SEC has taken the position that the provision will have no effect on claims arising under the federal securities laws.

In addition, Superior Bancorp’s restated certificate of incorporation and bylaws provide for mandatory indemnification rights, subject to limited exceptions, to any director, officer, employee or agent of Superior Bancorp who by reason of the fact that he or she is a director, officer, employee or agent of Superior Bancorp, is involved in a legal proceeding of any nature. These indemnification rights include reimbursement for expenses incurred by such director, officer, employee or agent in advance of the final disposition of such proceeding in accordance with the applicable provisions of Delaware law.

Transfer Agent and Registrar

The transfer agent and registrar for Superior Bancorp common stock is Computerserve, 250 Royall Street, Canton, Massachusetts 02021, Telephone 877-282-1168.

EXPERTS

The consolidated financial statements of Superior Bancorp incorporated by reference in this joint proxy statement/prospectus have been audited by Carr, Riggs & Ingram, LLC, independent registered public accountants, to the extent indicated in their report thereon, and as to the year 2003, by Ernst & Young, LLP, independent registered public accountants, to the extent indicated in their report thereon. Such consolidated financial statements have been included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

The consolidated financial statements of Community Bancshares incorporated by reference in this joint proxy statement/prospectus have been audited by Carr, Riggs & Ingram, LLC, independent registered public accountants to the extent and for the periods indicated in their report thereon. Such consolidated financial statements have been included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the shares of Superior Bancorp common stock to be issued to the stockholders of Community Bancshares pursuant to the merger will be passed upon by Haskell Slaughter Young & Rediker, LLC, Birmingham, Alabama. Certain United States federal income tax consequences relating to the merger will be passed upon for Superior Bancorp and Community Bancshares by Balch & Bingham LLP.

OTHER MATTERS TO BE CONSIDERED AT THE
COMMUNITY BANCSHARES ANNUAL MEETING

The stockholder meeting at which the merger is considered will also be the Community Bancshares annual meeting of stockholders for 2006. Therefore, Community Bancshares stockholders will be asked to vote on the election of directors to serve until the earlier of the consummation of the merger with Superior Bancorp or the 2009 annual meeting of stockholders.

PROPOSAL 2 — ELECTION OF DIRECTORS

General

The amended and restated certificate of incorporation and bylaws of Community Bancshares provide for a classified board of directors consisting of three classes, with the three-year term of office of each class expiring in successive years, and for the number of directors to be fixed from time to time by the vote of the directors. The current number of directors has been fixed at 12, but will be reduced to 11 contemporaneously with the annual meeting of stockholders.

The terms of Community Bancshares’ Class I directors expire at the 2006 annual meeting of stockholders. There are currently four Class I directors. The terms of the Class II and Class III directors will expire in 2007 and 2008, respectively. Each of the Class I directors elected at the annual meeting will serve a three-year term expiring at the 2009 annual meeting of stockholders and until his respective successor is elected and qualified; provided, however, that the terms of all Community Bancshares directors will end upon the consummation of the merger with Superior Bancorp. A director of Community Bancshares is elected by the affirmative vote of the holders of a plurality of the shares of Community Bancshares common stock present, in person or by proxy, at the annual meeting and entitled to vote.

Election of Directors

The board of directors has nominated Messrs. Stacey W. Mann, Philip J. Timyan and Jimmie A. Trotter for election as Class I directors, based upon the recommendation of the Nominating Committee. Messrs. Mann, Timyan and Trotter are currently serving as Class I directors whose terms will expire at the annual meeting. Mr. Roy B. Jackson, a current Class I director, has reached the mandatory retirement age under Community Bancshares’ Directors Policy and has not been nominated for re-election for that reason.

Information Relating to Directors, Executive Officers and Nominees

The following table sets forth, as to each director or nominee, (i) his or her name; (ii) his or her age at August 1, 2006; (iii) the date he or she was first elected as a director; (iv) a description of the positions he or she holds with Community Bancshares and each of its subsidiaries; and (v) his or her principal occupation during the past five years. Additional information relating to the directors, executive officers and nominees may be found below under the captions “Security Ownership of Certain Beneficial Owners and Management,” “Executive Compensation,” “Certain Relationships and Related Transactions” and “Legal Proceedings.”

Nominees for Class I Directors with Terms Expiring in 2009

Name, Age and Positions Held
with Community Bancshares and		Principal Occupation
Subsidiaries	Director	During Past Five Years
	Since

Stacey W. Mann (53) Director of Community Bancshares (1); Director and President of Community Bank; Director of 1st Community Credit Corporation, Community Appraisals, Inc., Community Insurance Corp., Southern Select Insurance Inc., and Community Funding Corporation; Vice President of Community Funding Corporation	2003	President of Community Bank (2003 — Present); Executive Vice President and Chief Operating Officer of Community Bank (2001 — 2003); Area Executive Vice President of Community Bank (1997 — 2001)
Philip J. Timyan (48) Director of Community Bancshares	2005	Managing Member of Riggs Qualified Partners, LLC (investment partnership), Western Springs, Illinois
Jimmie Trotter (68) Director of Community Bancshares, Community Bank, 1st Community Credit Corporation, Community Appraisals, Inc., Community Insurance Corp. and Southern Select Insurance, Inc.	2000	(Retired) Principal of Mortimer Jordan High School, Morris, Alabama

(1)	Mr. Mann previously was a director of Community Bancshares during 1997 and 1998 and again from June 2001 through February 2002.

Current Class II Directors with Terms Expiring in 2007

Name, Age and Positions
Held with Community		Principal Occupation
Bancshares and Subsidiaries	Director Since	During Past Five Years

Jeffrey K. Cornelius (59) Director of Community Bancshares, Community Bank, 1st Community Credit Corporation, Community Insurance Corp. and Southern Select Insurance, Inc.	2006	Owner-operator of Cornelius Cattle and Quarter Horses (cattle and horse breeding), Blountsville, Alabama
Glynn Debter (71) Director of Community Bancshares, Community Bank, 1st Community Credit Corporation, Community Appraisals, Inc., Community Insurance Corp. and Southern Select Insurance, Inc.	1996	Owner-operator of Debter Farms (cattle breeding), Horton, Alabama
John J. Lewis, Jr. (59) Director of Community Bancshares, Community Bank, 1st Community Credit Corporation, Community Appraisals, Inc., Community Insurance Corp. and Southern Select Insurance, Inc.	1997	Production Planning Manager for Tyson Foods, Inc. (food processing), Blountsville, Alabama
Terry G. Sanderson (46) Director of Community Bancshares, Community Bank, 1st Community Credit Corporation, Community Appraisals, Inc., Community Insurance Corp. and Southern Select Insurance, Inc.	2004	Certified Public Accountant d/b/a Terry G. Sanderson, C.P.A. and Sanderson & Associates, C.P.A., Huntsville, Alabama (1994 — present); Chief Financial Officer of Bentley Pontiac-Cadillac (automobile sales), Huntsville, Alabama (1994-present)

Current Class III Directors with Terms Expiring in 2008

Name, Age and Positions Held with		Principal Occupation
Community Bancshares and Subsidiaries	Director Since	During Past Five Years

Kenneth K. Campbell (61) Director of Community Bancshares, Community Bank, 1st Community Credit Corporation, Community Appraisals, Inc., Community Insurance Corp. and Southern Select Insurance, Inc.	2003	President of K&B Properties, Inc. (real estate rental and development), Locust Fork, Alabama; Partner in Hinds & Campbell Properties (cell tower, communications systems and real estate rental), Locust Fork, Alabama; (Retired) President of Birmingham Communications and Electronics, Inc. (wireless telephone), Birmingham, Alabama (1980-1998)
Patrick M. Frawley (55) Chairman, President and Chief Executive Officer of Community Bancshares; Chairman and Chief Executive Officer of Community Bank; Chairman of 1st Community Credit Corporation, Community Appraisals, Inc., Community Insurance Corp., and Southern Select Insurance, Inc.; Vice President of Community Funding Corporation	2003	Chairman, President and Chief Executive Officer of Community Bancshares (2003 — Present); Chairman and Chief Executive Officer of Community Bank (2003 — Present); Senior Vice President of Community Bank (2002 — 2003); Director of Regulatory Relations for Bank of America (1991 — 2002)
Scott Head (43) Director of Community Bancshares, Community Bank, 1st Community Credit Corporation, Community Insurance Corp. and Southern Select Insurance, Inc.	2006	Benefits Consultant for Weston Agency, Inc. (employee benefits consulting), Huntsville, Alabama (2006 — Present); Vice Chairman of Community Insurance Corp. (retail insurance agency), Huntsville, Alabama (2006 — Present); District Manager of Blue Cross Blue Shield of Alabama (insurance), Huntsville, Alabama (2000-2006)
Michael A. Tarpley (50) Director of Community Bancshares, Community Bank, 1st Community Credit Corporation, Community Appraisals, Inc., Community Insurance Corp. and Southern Select Insurance, Inc.	2004	Realtor and real estate developer, Hartselle, Alabama; Partner in Faithway Feed Company (farm supplies), Guntersville, Alabama (2003-2004); Territory Manager for Pennington Seed Inc. (lawn and garden supplies), Cullman, Alabama (1997-2003)

The chief executive officer and each of the next four most highly compensated executive officers of Community Bancshares are collectively referred to as the “named executive officers.” The following table sets forth, as to each named executive officer who is not a director of Community Bancshares, (i) his or her name; (ii) his or her age at May 31, 2006; (iii) the date he or she was first elected as an officer; (iv) a description of the positions he or she holds with Community Bancshares and each of its subsidiaries; and (v) his or her principal occupation during the past five years.

Named Executive Officers of Community Bancshares Who are Not Directors

Name, Age and Positions Held with Community		Principal Occupation
Bancshares and Subsidiaries	Officer Since	During Past Five Years

John W. Brothers (55) Chief Operating Officer of Community Bank; Director of 1st Community Credit Corporation, Community Insurance Corp. and Southern Select Insurance, Inc.	2003	Chief Operating Officer of Community Bank (2004 — present); Director of Strategic Planning and Growth of Community Bank (2003 — 2004); Director of Financial Planning, Mergers and Acquisitions of Acosta Marketing, Jacksonville, Florida (2000 — 2003); Chief Financial Officer and Controller of Auto Group of Bank of America, Charlotte, North Carolina (1993 — 2000)
William H. Caughran (49) General Counsel and Corporate Secretary of Community Bancshares and Community Bank	1998	General Counsel and Corporate Secretary of Community Bancshares (2002, 2003 — Present); General Counsel of Community Bank (1998 — 2002, 2003 — Present); Corporate Secretary of Community Bank (2002, 2003 — Present); Associate Counsel of AmSouth Bank, Birmingham, Alabama (1986-1998)
Kerri C. Kinney (37) Chief Financial Officer of Community Bancshares and Community Bank	2001	Chief Financial Officer of Community Bancshares and Community Bank (2001 — Present); Senior Risk Consultant for Compass Bank, Birmingham, Alabama (2001); Chief Accounting Officer of Frontier National Corporation, Sylacauga, Alabama (1998 — 2000); Chief Financial Officer of Frontier National Bank, Lanett, Alabama (1997 — 2000); Vice President and Controller of The County Bank, Greenwood, South Carolina (1993 — 1997)

Community Bancshares’ bylaws provide that the term of office of an executive officer of Community Bancshares is to be as provided in the officer’s employment agreement or, if the officer is not a party to an employment agreement or if the officer’s employment agreement does not specify a term of office, as determined by Community Bancshares’ board of directors and until the officer’s successor is elected and qualified or until the officer’s earlier resignation or removal. Community Bancshares is a party to one employment agreement with Patrick M. Frawley, its chairman and chief executive officer. This agreement, effective March 29, 2005, provides for a three-year term of office for Mr. Frawley. Upon each anniversary date of the agreement, Mr. Frawley’s term of office is extended by one year unless Community Bancshares provides notice to Mr. Frawley that such extensions will cease.

Recommendation and Required Vote

Approval of the proposal relating to the election of nominees as directors requires the affirmative vote of the holders of shares of common stock representing a plurality of the votes cast at the annual meeting at which a quorum is present to be approved. This means that the three director nominees receiving the most votes will be elected. Shares not voted, and properly voted proxies to “withhold authority,” will result in a nominee receiving fewer votes, but will not be treated as votes against a nominee. The persons named in the enclosed proxy card will vote for the election of the nominees unless authority to vote for one or more nominees is withheld. Each nominee has consented to serve as a director if elected. However, if prior to the annual meeting, any person proposed for election as a director is unavailable to serve or for good cause cannot serve, the shares of all valid proxies may be voted for the election of such substitute as the members of the Community Bancshares board of directors may recommend.

THE BOARD OF DIRECTORS OF COMMUNITY BANCSHARES RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE ELECTION OF THE NOMINEES LISTED ABOVE AS DIRECTORS OF COMMUNITY BANCSHARES.

ADDITIONAL INFORMATION CONCERNING THE
COMMUNITY BANCSHARES
BOARD OF DIRECTORS AND COMMITTEES

Board Meetings and Director Attendance

The board of directors of Community Bancshares held 11 meetings during 2005. During 2005, all incumbent directors of Community Bancshares attended at least 75% of the total number of meetings of the board of directors and meetings of the committees of which they were members. All of Community Bancshares’ directors who were directors at the time attended the 2005 annual meeting of stockholders. Community Bancshares does not have a formal policy on director attendance at its annual meetings of stockholders, but strongly encourages its directors to attend the annual meetings of stockholders and all meetings of the board and committees on which the directors serve.

Committees

To assist it in its work, the Community Bancshares board of directors has the following standing committees: Executive Committee, Nominating Committee, Executive Compensation/Benefits Committee, Employee Benefits Administration Committee and Audit Committee.

Audit Committee.  The members of the Audit Committee are Messrs. Terry G. Sanderson (Chairman), John J. Lewis, Jr. (Vice Chairman), Glynn C. Debter, and Jimmie A. Trotter, all of whom are independent directors as defined in The NASDAQ Stock Market’s (“NASDAQ”) and the SEC’s rules and regulations. The Audit Committee has the responsibilities set forth in the Audit Committee Charter, which is available on Community Bancshares’ website at www.communitybankal.com. These responsibilities include reviewing Community Bancshares’ financial statements, evaluating internal accounting controls, reviewing reports of regulatory authorities and determining that all audits and examinations required by law are properly performed. The Audit Committee appoints the independent auditors, reviews and approves their audit plan and reviews with the independent auditors the results of the audit and management’s responses thereto. The Audit Committee also reviews the adequacy of the outsourced internal audit budget and personnel, the outsourced internal audit plan and schedule and the results of audits performed by the internal audit staff. The Audit Committee is responsible for overseeing the entire audit function and appraising the effectiveness of outsourced internal and external audit efforts. The Audit Committee reports its findings to the board of directors. This committee met five times during 2005.

Executive Compensation/Benefits Committee.  The members of the Executive Compensation/Benefits Committee are Messrs. Glynn C. Debter (Chairman), Roy B. Jackson (Vice Chairman), Kenneth K. Campbell, John J. Lewis, Jr., Terry G. Sanderson, Philip J. Timyan and Jimmie Trotter, all of whom are independent directors as defined in NASDAQ’s and the SEC’s rules and regulations. The Executive Compensation/Benefits Committee has not adopted a written charter. The Executive Compensation/Benefits Committee reviews the compensation and employee benefits of all officers of Community Bancshares and its subsidiaries, administers the Community Bancshares’ executive compensation program and recommends to the Board the compensation for the Chief Executive Officer and the other named executive officers. For additional information, see the material contained in this joint proxy statement/prospectus under the captions “Executive Compensation” and “Executive Compensation/Benefits Committee Report.” The Executive Compensation/Benefits Committee met once during 2005.

Nominating Committee.  The members of the Nominating Committee are Messrs. Glynn C. Debter (Chairman), Roy B. Jackson and Philip J. Timyan. Each of the members is an independent director as defined in NASDAQ’s and the SEC’s rules and regulations. The Nominating Committee has adopted a Nominating Committee Charter, which is available on Community Bancshares’ website at www.communitybankal.com. The purpose of this committee is to identify individuals who are qualified to become members of the board of directors of Community Bancshares and recommend the nominees to the board of directors for consideration at the next annual meeting of stockholders. Procedures whereby individual stockholders can submit recommendations of persons to be considered for nomination as a director of Community Bancshares and Community Bancshares’ process for nominating directors are described below under the caption “Director Nomination Process.” The Nominating Committee met two times during 2005.

Executive Committee.  The members of the Executive Committee are Messrs. Patrick M. Frawley (Chairman), Stacey W. Mann (Vice Chairman), Glynn C. Debter, John J. Lewis, Jr., Terry G. Sanderson and Philip J. Timyan. This committee has the authority, to the extent permitted by law and Community Bancshares’ amended and restated certificate of incorporation and bylaws, to exercise all the powers of the board of directors in the management of the business and affairs of Community Bancshares. This committee did not meet during 2005.

Employee Benefits Administration Committee.  The members of the Employee Benefits Administration Committee are Messrs. Patrick M. Frawley (Chairman), John J. Lewis, Jr. (Vice Chairman), Scott Head, Michael A. Tarpley and Philip J. Timyan. This Committee administers Community Bancshares’ qualified pension and welfare benefit plans for employees. This committee held three meetings in 2005.

Independent Directors; Executive Sessions

Community Bancshares’ board of directors has affirmatively determined that each of Messrs. Kenneth K. Campbell, Glynn C. Debter, Roy B. Jackson, John J. Lewis, Jr., Terry G. Sanderson, Philip J. Timyan and Jimmie A. Trotter are “independent” directors within the meaning of NASDAQ’s and the SEC’s rules and regulations. In addition to the meetings of Community Bancshares’ board of directors, and the committees thereof, Community Bancshares’ independent directors regularly meet in “executive session” — meaning that none of Community Bancshares’ officers or other directors are present — to discuss Community Bancshares business. Any independent director may call an executive session of the independent directors at any time.

Director Nomination Process

The Nominating Committee reviews and makes recommendations to the board of directors regarding the composition, size and organization of the board so that the board consists of members with the proper expertise, skills, attributes and professional and personal backgrounds needed by Community Bancshares. The Nominating Committee has not adopted any specific minimum qualifications that must be met by a nominee or any specific qualities or skills that are necessary for one or more of the directors to possess. However, the Directors Policy adopted by the board of directors contains a number of provisions limiting service as a director. The Nominating Committee would not nominate an individual whose service as a director would violate any of the following provisions of the Directors Policy:

•	the director must not be older than the mandatory retirement age of 72;

•	the director’s health, business or conflicts of interest must not prevent the director from performing the normal, usual and customary responsibilities of a director;

•	the director’s personal financial situation must not erode public confidence in the director’s ability to effectively manage a financial institution;

•	extensions of credit by Community Bank to the director or the director’s affiliates must not be classified substandard or lower for more than 90 days;

•	the director must not be engaged in litigation adverse to Community Bancshares or its affiliates; and

•	transactions between the director and Community Bancshares must be on an arm’s-length basis and on terms no more favorable to the director than a similar transaction with an independent third party.

The Nominating Committee has no specifically defined process for identifying and evaluating nominees. Historically, candidates for board membership have been identified and recommended by current board members and have usually served as advisory directors of Community Bank in the communities in which Community Bank has offices. Community Bancshares may from time to time engage a third party to identify or evaluate, or assist in identifying or evaluating, potential nominees. During 2005, Community Bancshares did not pay a fee to any third party for such service. The Nominating Committee will consider candidates suggested by current directors and executive officers, stockholders and third party search firms, if employed.

A stockholder may recommend a director nominee if the stockholder has continuously held for at least one year prior to the submission of a recommendation at least $2,000 in market value or one percent of Community Bancshares’ stock entitled to vote for the election of directors. A stockholder must submit the name and qualifications of the candidate that the stockholder wishes to recommend to Community Bancshares’ Nominating Committee at the following address: Community Bancshares, Inc., 68149 Highway 231 South, Post Office Box 1000, Blountsville, Alabama, 35031, Attention: Mr. William H. Caughran. The Nominating Committee will consider candidates recommended by a stockholder only if the stockholder follows the procedures set forth in Community Bancshares’ bylaws and applicable rules and regulations of the SEC. Stockholder recommendations for nomination must be submitted in writing to Community Bancshares’ Secretary not less than 120 days, and not more than 180 days, before the one-year anniversary of the date that Community Bankshares mailed its proxy statement for the previous year to stockholders.

Recommendations submitted by a stockholder must provide the name, age, business address, residence address, principal occupation and number of shares of Community Bancshares’ common stock beneficially owned by each proposed nominee as well as any other information relating to the proposed nominee that is required to be disclosed in solicitations for proxies for election of directors pursuant to Schedule 14A of Regulation 14A promulgated by the SEC under Section 14(a) of the Securities Exchange Act of 1934. The stockholder must also submit with respect to each proposed nominee a fully completed Federal Reserve Form FR 2081 and a fingerprint card together with such information as Community Bancshares’ regulators may require. The notice must also contain the name, record address and number of shares of the Community Bancshares’ common stock beneficially owned by the stockholder delivering the recommendation.

All recommendations will be brought to the attention of Community Bancshares’ Nominating Committee, which may solicit additional information from the recommending stockholder or the candidate. Candidates for director recommended by stockholders are afforded the same consideration as candidates for director that are identified by the Community Bancshares directors or executive officers or by third party search firms.

Communications Between Stockholders and the Board of Directors

Community Bancshares’ board of directors is accountable to stockholders and wishes to provide a means for stockholders to communicate with directors. Stockholders desiring to communicate with the board of directors, a board committee, the independent directors, any other group of directors or any individual director may do so by sending written communications addressed to the board of directors, a board committee, the independent directors, any other group of directors or any individual director at the following address: Community Bancshares, Inc., P.O. Box 1000, Blountsville, Alabama 35031, Attention: Mr. William H. Caughran. All communications will be compiled by Community Bancshares’ Secretary and submitted to the board of directors at the next regular board meeting.

Certain Relationships and Related Transactions

Community Bank has from time to time made loans to certain of Community Bancshares’ and Community Bank’s directors and executive officers, and members of their immediate families. Except as noted below, all such loans are made in the ordinary course of business on substantially the same credit terms, including interest rates, repayment terms and collateral, as those prevailing at the time for comparable transactions with other persons, and do not represent more than a normal risk of collection or present other features unfavorable to Community Bank or Community Bancshares. In addition, two directors have purchased foreclosed property from Community Bank. In both cases Community Bank solicited bids for the properties in the ordinary course of business and the directors’ bids were the highest.

Community Bank maintains a program whereby each of its full-time employees is eligible for a discount of up to 1% in the rate of interest charged on a loan from Community Bank. Federal banking regulations permit executive officers of Community Bank to participate in this program. In addition, Community Bank maintains a program for executive officers and other of its employees who are required by Community Bank to relocate within its market area in connection with their employment with Community Bank. Under this program, each of these employees is eligible for a 5% annual interest rate on first mortgage real estate loans from Community Bank.

Executive officers John W. Brothers and Kerri C. Kinney each have one first mortgage real estate loan under the relocation program. The highest balances of loans to Mr. Brothers and Ms. Kinney outstanding at any time during 2005 under this program were approximately $244,981 and $245,390, respectively. As of March 31, 2006, the outstanding balances of loans by Community Bank to Mr. Brothers and Ms. Kinney under this program were approximately $239,889 and $239,221, respectively.

At December 31, 2005, the total outstanding balance of indebtedness incurred by the Community Bancshares Employee Stock Ownership Plan (the “ESOP”) to purchase shares of common stock was approximately $1,344,505. This indebtedness, which was owed to Community Bancshares, and was secured by a pledge of 89,954 shares of Community Bancshares common stock that have not been allocated by the ESOP, was guaranteed by Community Bancshares.

Compensation of Directors

During 2005, non-employee directors of Community Bancshares were paid a fee of $500 for each quarterly meeting of the board of directors. Non-employee members of Community Bancshares’ Executive Committee, Nominating Committee, Executive Compensation Committee, Audit Committee and Employee Benefits Administration Committee received a fee of $250 per meeting. Non-employee directors of Community Bancshares who are also directors of Community Bank received a monthly fee of $1,500, plus $500 per meeting held in excess of one per month. Non-employee directors of 1st Community Credit, Community Appraisals and Community Insurance received a quarterly fee of $500. Non-employee members of Community Bank’s Executive Committee, Audit Committee and Asset Quality Committee received $250 per meeting. Non-employee members of Community Bank’s Directors Credit Committee received a monthly fee of $500.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT OF
COMMUNITY BANCSHARES

The following table sets forth certain information, as of August 30, 2006, with respect to ownership of Community Bancshares common stock by (i) each of Community Bancshares’ directors and executive officers, (ii) all directors and executive officers as a group, and (iii) each other person or group that is known by Community Bancshares, based solely upon a review of filings made with the SEC, to be the beneficial owner of more than 5% of the outstanding shares of Community Bancshares common stock.

					Percentage of
	Shares of Common Stock Beneficially Owned(1)				Total Shares
Person, Group or Entity	Sole Power(2)		Shared Power(3)	Total	Outstanding

I. Directors, Nominees and Executive Officers
Kenneth K. Campbell	122,178	(4)	2,700	124,878	1.39%
Jeffrey K. Cornelius	200		—	200	*
Glynn Debter	100,400	(5)	13,361	113,761	1.27%
Patrick M. Frawley	256,381	(6)	89,954	346,335	3.87%
Scott Head	—		90,254	90,254	1.01%
Roy B. Jackson	100,600	(7)	4,500	105,100	1.17%
John J. Lewis, Jr.	143,390	(8)	91,654	235,044	2.62%
Stacey W. Mann	171,099	(9)	4,155	175,254	1.96%
Terry G. Sanderson	28,175	(10)	405	28,580	*
Michael A. Tarpley	29,024	(11)	90,454	119,478	1.33%
Philip J. Timyan	688,755		181,704	870,459	9.72%
Jimmie Trotter	102,000	(12)	4,014	106,014	1.18%
Kerri C. Kinney	51,393	(13)	—	51,393	*
John W. Brothers	56,671	(14)	2,000	58,671	*
William H. Caughran	72,844	(15)	3,274	76,118	*
All Community Bancshares directors, nominees for directors and executive officers as a group (15 persons)	1,923,110		218,613	2,141,723	23.92%
II. Five Percent or Greater Stockholders
North Star Trust Corporation, as Trustee of the Community Bancshares, Inc. Employee Stock Ownership Plan (16) 500 West Madison Street, Suite 3800 Chicago, Illinois 60661	—		476,611	476,611	5.32%
Riggs Qualified Partners, LLC (17) 4324 Central Avenue Western Springs, Illinois 60558	688,755		—	688,755	7.69%
Spence Limited, L.P., Financial Junk, LLC, John Wilson Spence, III and Gerald J. Bruner (17) 115 West Liberty Street Blakely, Georgia 39823	—		589,968	589,968	6.59%
Jeffrey A. Miller and Eric D. Jacobs (17) P.O. Box 26039 Gallows Bay Station Christiansted, St. Croix, USVI 00824	—		647,355	647,355	7.23%

				Percentage of
	Shares of Common Stock Beneficially Owned(1)			Total Shares
Person, Group or Entity	Sole Power(2)	Shared Power(3)	Total	Outstanding

Ewing & Partners (17) 4514 Cole Avenue, Suite 808 Dallas, Texas 75205	—	764,662	764,662	8.54%
Timothy G. Ewing (17) 4514 Cole Avenue, Suite 808 Dallas, Texas 75205	53,372	764,662	818,034	9.14%

*	Less than 1%.

(1)	The number of shares reflected includes shares which, under applicable SEC regulations, are deemed to be beneficially owned, including shares as to which, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, either voting power or investment power is held or shared. In addition, in computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person which are currently exercisable, or which will become exercisable within 60 days following August 30, 2006, are deemed to be outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. The total number of shares beneficially owned is divided, where applicable, into two categories: (i) shares as to which voting/investment power is held solely, and (ii) shares as to which voting/investment power is shared.

(2)	Unless otherwise specified in the following footnotes, if a beneficial owner is shown as having sole power, the owner has sole voting as well as sole investment power, and if a beneficial owner is shown as having shared power, the owner has shared voting power as well as shared investment power. Some individuals are shown as beneficial owners of shares held by the Community Bancshares ESOP. The individual has sole power to direct the ESOP trustee as to the manner in which shares allocated to the individual’s account under the ESOP are to be voted. The individual has no direct power of disposition with respect to shares allocated to the individual’s account, except to request a distribution under the terms of the ESOP. The number of shares shown as allocated to an individual’s account is as of December 31, 2005.

(3)	This column may include shares held in the name of, among others, a spouse, minor children or certain other relatives sharing the same home as the director, nominee, executive officer or 5% stockholder. In the cases of Messrs, Frawley, Head, Lewis, Tarpley and Timyan, this column includes 89,954 shares which are held by the ESOP and which have not been allocated to any participant account. These individuals serve as members of the Administrative Committee of the ESOP and have investment authority over the unallocated shares, but each individual disclaims any beneficial ownership with respect to such unallocated shares.

(4)	Includes 75,000 shares which could be acquired within 60 days following August 30, 2006 pursuant to stock options.

(5)	Includes 100,000 shares which could be acquired within 60 days following August 30, 2006 pursuant to stock options.

(6)	Includes 250,000 shares which could be acquired within 60 days following August 30, 2006 pursuant to stock options and 5,381 shares allocated to Mr. Frawley’s ESOP account as of December 31, 2005.

(7)	Includes 100,000 shares which could be acquired within 60 days following August 30, 2006 pursuant to stock options.

(8)	Includes 100,000 shares which could be acquired within 60 days following August 30, 2006 pursuant to stock options.

(9)	Includes 142,500 shares which could be acquired within 60 days following August 30, 2006 pursuant to stock options and 21,953 shares allocated to Mr. Mann’s ESOP account as of December 31, 2005.

(10)	Includes 25,000 shares which could be acquired within 60 days following August 30, 2006 pursuant to stock options.

(11)	Includes 25,000 shares which could be acquired within 60 days following August 30, 2006 pursuant to stock options.

(12)	Includes 100,000 shares which could be acquired within 60 days following August 30, 2006 pursuant to stock options.

(13)	Includes 46,000 shares which could be acquired within 60 days following August 30, 2006 pursuant to stock options and 4,893 shares allocated to Ms. Kinney’s ESOP account as of December 31, 2005.

(14)	Includes 55,000 shares which could be acquired within 60 days following August 30, 2006 pursuant to stock options and 1,671 shares allocated to Mr. Brothers’ ESOP account as of December 31, 2005.

(15)	Includes 67,500 shares which could be acquired within 60 days following August 30, 2006 pursuant to stock options and 4,810 shares allocated to Mr. Caughran’s ESOP account as of December 31, 2005.

(16)	Participants in the ESOP have the power to direct the ESOP trustee how to vote shares allocated to their individual accounts. Any unallocated shares, and any allocated shares with respect to which voting instructions are not received from a participant, will be voted by the appropriate ESOP fiduciary in its discretion.

(17)	Information about this individual or group was obtained from a Schedule 13D or 13G, filed by such individual or group with the SEC.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Community Bancshares’ directors and executive officers and persons who beneficially own more than 10% of Community Bancshares’ common stock to file with the SEC on a timely basis initial reports of ownership and reports of changes in ownership of common stock and other equity securities of Community Bancshares. These officers, directors and stockholders are also required by SEC rules to furnish Community Bancshares with copies of all Section 16(a) reports they file. There are specific dates by which these reports are to be filed and Community Bancshares is required to disclose any failure to file on a timely basis reports that were required for 2005 or prior fiscal years.

Mr. John J. Lewis, Jr. filed a Form 5 on February 9, 2006 reporting one transaction which should have been reported on the prior year’s Form 5. Community Bancshares has relied on written representations of its directors and executive officers and copies of the reports that have been filed in making required disclosures concerning beneficial ownership reporting.

COMMUNITY BANCSHARES AUDIT COMMITTEE REPORT

The Audit Committee monitors Community Bancshares’ financial reporting process on behalf of the board of directors. The Audit Committee operates under a written charter adopted by the board of directors and the Audit Committee during the fourth quarter of 2003 that complies with the requirements of the Sarbanes-Oxley Act of 2002 and the SEC rules promulgated thereunder, as well as certain of the NASDAQ governance standards applicable to Community Bancshares. A copy of the Audit Committee Charter is available on Community Bancshares’ website at www.communitybankal.com.

The Audit Committee consists of four directors, each of whom is independent as defined in the NASDAQ and SEC rules. None of the Audit Committee members is or has been an officer or employee of Community Bancshares or any of its subsidiaries, has engaged in any nonexempt business transaction or has any nonexempt business or family relationship with the Company or any of its subsidiaries or affiliates, other than in the ordinary course of business. Community Bancshares’ board of directors has determined that Community Bancshares presently has one Audit Committee financial expert serving on its Audit Committee. Terry G. Sanderson, a certified public accountant, is the Audit Committee financial expert under Item 401(h) of Regulation S-K.

Community Bancshares’ management has the primary responsibility for Community Bancshares’ financial statements and reporting process, including the systems of internal controls. Community Bancshares’ independent auditors are responsible for performing an independent audit of Community Bancshares’ consolidated financial statements in accordance with generally accepted auditing standards and issuing a report thereon. The Audit Committee monitors the integrity of Community Bancshares’ financial reporting process and system of internal controls as well as the independence and performance of Community Bancshares’ independent auditors and outsourced internal auditors. The Audit Committee also appoints or recommends annually to the board of directors the accountants to serve as Community Bancshares’ independent auditors for the coming year. The Audit Committee pre-approves all of the professional services that are provided by Community Bancshares’ independent auditors.

The Audit Committee believes that it has taken the actions necessary or appropriate to fulfill its oversight responsibilities. To carry out its responsibilities, the Audit Committee met five times in 2005. In fulfilling its responsibilities, the Audit Committee:

•	Reviewed and discussed with management Community Bancshares’ audited financial statements for the year ended December 31, 2005 and determined that Community Bancshares’ internal controls were adequate for preparation of the financial statements;

•	Discussed with Community Bancshares’ independent auditors the matters required to be discussed under Statement on Auditing Standards No. 61, Communication with Audit Committees; and

•	Received the written disclosures and the letter from Community Bancshares’ independent auditors regarding the auditors’ independence as required by Independence Standards Board Standard No. 1, and discussed with Community Bancshares’ independent auditors their independence.

Based on the Audit Committee’s review of Community Bancshares’ audited financial statements for the year ended December 31, 2005 and its discussions with management and Community Bancshares’ independent auditors as described above and in reliance thereon, the Audit Committee recommended to Community Bancshares’ board of directors that Community Bancshares’ audited financial statements for the year ended December 31, 2005 be included in Community Bancshares’ Annual Report on Form 10-K for the year ended December 31, 2005 for filing with the SEC.

By the Audit Committee:

Terry G. Sanderson (Chairman)
John J. Lewis, Jr. (Vice Chairman)
Glynn C. Debter
Jimmie A. Trotter

COMMUNITY BANCSHARES EXECUTIVE COMPENSATION

General

Executive officers are appointed annually by the respective boards of directors of Community Bancshares and Community Bank following the annual meetings of stockholders, to serve until the next annual meeting of stockholders and until their successors are chosen and qualified.

Under rules established by the SEC, Community Bancshares is required to provide certain data and information in regard to the compensation and benefits provided to Community Bancshares’ chief executive officer and other executive officers who make in excess of $100,000 per year. The disclosure requirements for these named executive officers include the use of tables and a report explaining the rationale and considerations that led to fundamental executive compensation decisions affecting these individuals.

The report below reflects Community Bancshares’ compensation philosophy, as endorsed by the board of directors of each of Community Bancshares, Community Bank and the other subsidiaries of Community Bancshares, as well as the Executive Compensation/Benefits Committee, and resulting actions taken by Community Bancshares for the reporting periods shown in the various compensation tables supporting the report. The Executive Compensation/Benefits Committee either approves or recommends to the board of directors payment amounts and award levels for executive officers of Community Bancshares and its subsidiaries.

Compensation Committee Interlocks and Insider Participation

Messrs. Glynn C. Debter, Chairman, Roy B. Jackson, Vice Chairman, Kenneth K. Campbell, John J. Lewis, Jr., Terry G. Sanderson, Philip J. Timyan and Jimmie A. Trotter currently serve as members of the Executive

Compensation/Benefits Committee of Community Bancshares board of directors. None of Messrs. Debter, Jackson, Campbell, Lewis, Sanderson, Timyan or Trotter are, or were previously, officers or employees of Community Bancshares or any of its subsidiaries.

COMMUNITY BANCSHARES EXECUTIVE COMPENSATION/
BENEFITS COMMITTEE REPORT ON EXECUTIVE COMPENSATION

Overview

Community Bancshares’ Executive Compensation/Benefits Committee (the “Compensation Committee”) is responsible for establishing and administering Community Bancshares’ executive compensation program. The Compensation Committee also makes recommendations regarding executive compensation to the board of directors, which has responsibility for the final approval of the compensation of each executive officer, including the named executive officers identified in the Summary Compensation Table below. The named executive officers do not participate in the board of directors’ review and determination of their compensation or in the Compensation Committee’s review and recommendation of their compensation.

Community Bancshares’ executive compensation program is designed to attract, reward, retain and motivate executive officers who will provide strong leadership necessary for Community Bancshares to achieve superior financial performance and stockholder return, and who will be an integral part of the communities that Community Bancshares serves. During 2005, Community Bancshares’ executive compensation program consisted of base salary, short-term incentives (cash bonuses) and long-term incentives (stock options). Executive officers also receive various perquisites comparable to those made available to executive officers of other financial institutions, as well as retirement and other employee benefits that are generally available to employees of Community Bancshares and its subsidiaries.

Executive Compensation Program

Base Compensation

Base salary provides the foundation for Community Bancshares’ executive compensation program. The purpose of the base salary paid to executives is to compensate the executive for performing the basic duties that he or she is expected to perform. Salaries are typically reviewed and adjusted yearly.

In determining the base salary for a particular executive officer, the Compensation Committee performs a subjective evaluation focusing on two factors: (i) the officer’s individual performance and (ii) performance of Community Bancshares and business unit or units of Community Bancshares for which the officer is responsible. The Compensation Committee does not assign any relative or specific weights to these factors, and individual members of the Compensation Committee may weigh each factor differently.

Individual Performance.  In determining its recommended compensation for each executive officer of Community Bancshares, the Compensation Committee considers the officer’s individual performance during the prior year. Individual performance is generally evaluated by reference to the executive officer’s annual performance review, in which the officer is subjectively graded by his or her superiors on various specified criteria, including leadership skills and management ability.

Company Performance.  The Compensation Committee also considers the performance during the prior year of Community Bancshares and the branch, branches or other business unit or units of Community Bancshares for which the executive officer is responsible. For example, in determining the compensation for the chief executive officer of Community Bancshares, the Compensation Committee reviews the performance of the entire company, on a consolidated basis, and in determining the compensation for the president of Community Bank, the Compensation Committee reviews the performance of Community Bank as a whole. The Compensation Committee subjectively evaluates the performance by the business units with respect to those criteria that the Compensation Committee believes to be relevant in assessing the units’ performance. The Compensation Committee generally focuses on the following four criteria, to the extent applicable, in assessing each unit’s performance: (i) growth in loan portfolio; (ii) growth in deposits; (iii) net profit; and (iv) charge-offs and loan losses.

Based on these and other factors that the Compensation Committee and its members may deem to be relevant, the Compensation Committee determines the base compensation of each executive officer and makes its recommendations to the board of directors. The board of directors then considers the Compensation Committee’s recommendations, and may elect to decrease, increase or approve the compensation recommended by the Compensation Committee. During 2005, the annual base salary of executive officers generally increased in recognition of the significant improvement in Community Bancshares’ financial condition and the fact that these officers’ salaries had been frozen since 2003. Consequently, the annual base salaries of the following executive officers were increased for the 2005 fiscal year as follows: Patrick M. Frawley from $300,000 to $325,000; Stacey W. Mann from $220,000 to $228,000 and William H. Caughran from $155,000 to $165,000. The annual base salaries of Kerri C. Kinney and John W. Brothers were unchanged during 2005.

Annual Bonuses

Community Bancshares has, to a limited extent, provided short-term incentives to executive officers in the form of a cash bonus in recognition of outstanding individual performance and/or business unit performance. In December 2005, the board of directors authorized payments to certain senior officers, including the named executive officers, of Community Bancshares of amounts equivalent of up to one week’s pay in recognition of the significant amounts of unused vacation which these officers forfeited on December 31, 2005 due to a change in Community Bancshares’ vacation policy. The amounts of these payments for the named executive officers, who collectively forfeited more than 109 vacation days, are as follows: Mr. Frawley $6,250; Mr. Mann $4,385; Mr. Caughran $3,173; Mrs. Kinney $2,885; and Mr. Brothers $2,764. In January 2006, the board of directors authorized the payment of performance bonuses to certain senior officers, including the named executive officers, due to Community Bancshares’ improved performance during 2005 and the sale of Community Bancshares’ largest piece of foreclosed property in early 2006. The amounts of these bonuses for the named executive officers are as follows: Patrick M. Frawley $35,000; Stacey W. Mann $20,000; and each of William H. Caughran, Kerri C. Kinney and John W. Brothers $15,000.

Long-Term Incentives

The purpose of long-term incentives is to recognize the performance of Community Bancshares over time and to motivate long-term, strategic thinking among executives. The grant of stock options is a common method of incentive compensation for financial institutions and other publicly held companies and allows Community Bancshares to be competitive with other employers. During 2005, Community Bancshares granted stock options to its directors and certain officers because, among other reasons, the Compensation Committee believes stock options properly align executive pay with stockholders’ interests. The number of options granted to a particular executive officer generally reflects the officer’s position within Community Bancshares, the Compensation Committee’s subjective evaluation of the officer’s performance and contribution to the company, and the Compensation Committee’s analysis of the value of the options awarded (using a standard methodology for valuing options). During 2005, Community Bancshares granted options to each of Patrick M. Frawley, Stacey W. Mann, Kerri C. Kinney, William Caughran, John W. Brothers and certain other senior officers of Community Bancshares, with an exercise price equal to 100% of the fair market value of Community Bancshares common stock on the date that the options were granted, as determined by the board of directors.

Chief Executive Officer Compensation

Due to the improvements in Community Bancshares’ condition during 2004, particularly with respect to its regulatory environment, the Compensation Committee determined that the 2005 base salary of Mr. Frawley, would be increased to $325,000 from his 2004 base salary of $300,000. In December 2005, the board of directors authorized a payment of $6,250 (the equivalent of one week’s vacation pay) to Mr. Frawley in recognition of the more than 26 days of unused vacation which Mr. Frawley forfeited on December 31, 2005 due to a change in Community Bancshares’ vacation policy. In January 2006, the board of directors authorized the payment of a $35,000 bonus to Mr. Frawley due to Community Bancshares’ improved financial performance during 2005 and the sale of the company’s largest piece of foreclosed property in early 2006.

Section 162(m) of the Internal Revenue Code of 1986, as amended, disallows the deduction for certain compensation in excess of $1 million paid to certain executive officers of Community Bancshares, unless the compensation qualifies as “performance-based” as defined in the Code and applicable regulations. Compensation during 2005 to the named executive officers is fully deductible because such compensation is not in excess of $1 million.

By the Executive Compensation/Benefits Committee:

Glynn C. Debter (Chairman)
Roy B. Jackson (Vice Chairman)
Kenneth K. Campbell
John J. Lewis, Jr.
Terry G. Sanderson
Philip J. Timyan
Jimmie A. Trotter

Summary of Cash and Certain Other Compensation

The following table provides information concerning compensation paid or accrued by Community Bancshares for services rendered in all capacities during 2005, 2004 and 2003 for its named executive officers during 2005.

								Long-Term
								Compensation
		Annual Compensation						Awards
						Other		Securities
						Annual		Underlying	All Other
Name and Principal Position	Year	Salary		Bonus		Compensation		Options	Compensation(1)

Patrick M. Frawley	2005	$324,038		41,250	(2)	75,974	(3)	75,000	11,929
Chairman, Chief	2004	300,000		5,124		59,905	(3)	75,000	15,231
Executive	2003	297,577		—		35,451	(3)	150,000	16,993
Officer and President
Stacey W. Mann	2005	$228,000		24,385	(2)	—		40,000	11,929
President of	2004	220,000		3,757		—		40,000	15,231
Community Bank	2003	213,386		—		—		40,000	18,793
William H. Caughran	2005	$155,096		18,173	(2)	—		20,000	8,864
General Counsel	2004	155,000		2,647		—		20,000	11,713
	2003	122,212		—		—		27,500	10,384
Kerri C. Kinney	2005	$150,000		17,885	(2)	—		5,000	9,083
Chief Financial Officer	2004	150,000		2,562		—		20,000	11,335
	2003	149,359		—		—		27,500	12,691
John W. Brothers	2005	$143,750		17,764	(2)	—		20,000	8,212
Chief Operating Officer	2004	134,375		2,455		—		20,000	10,166
of Community Bank	2003	105,813	(4)	—		23,407	(3)	15,000	—

(1)	Amounts shown in this column for the fiscal year ended December 31, 2005 include contributions by Community Bancshares to its ESOP and 401(k) plan, respectively, as follows: Patrick M. Frawley $3,529 and $8,400; Stacey W. Mann $3,529 and $8,400; William H. Caughran $2,660 and $6,204; Kerri C. Kinney $3,083 and $6,000; and John W. Brothers $2,462 and $5,750. Amounts shown in this column for the fiscal year ended December 31, 2004 include contributions by Community Bancshares to its ESOP and 401(k) plan, respectively, as follows: Patrick M. Frawley $7,031 and $8,200; Stacey W. Mann $7,031 and $8,200; William H. Caughran $5,407 and $6,306; Kerri C. Kinney $5,233 and $6,102; and John W. Brothers $4,693 and $5,473 Amounts shown in this column for the fiscal year ended December 31, 2003 include life insurance premiums paid by Community Bancshares and contributions by Community Bancshares to its ESOP as follows: Patrick M. Frawley $0 and $16,993; Stacey W. Mann $1,800 and $16,993; William H. Caughran $0 and $10,384; Kerri C. Kinney $0 and $12,691; and John W. Brothers $0 and $0.

(2)	These amounts represent (a) payments equivalent to one week of vacation pay made by Community Bancshares in recognition of the more than 109 days of unused vacation forfeited by the named executive officers in the aggregate on December 31, 2005 due to a change in Community Bancshares’ vacation policy, and (b) bonuses paid in 2006 as a result of improvements in Community Bancshares’ performance during 2005 and the sale of its largest piece of foreclosed property in early 2006.

(3)	Includes for 2005, 2004 and 2003, respectively, for Patrick M. Frawley $6,045, $3,423 and $3,383 with respect to social club dues, $4,920, $7,359 and $6,821 with respect to usage of a company-owned automobile, $0, $22,854 and $25,247 with respect to expenses related to temporary housing and $65,009, $26,268 and $0 with respect to relocation expenses. Also includes for 2003 for John W. Brothers $1,938 with respect to usage of a company-owned automobile, $11,103 with respect to expenses related to temporary housing, $10,000 with respect to moving expenses and $366 with respect to discounted interest rates through participation in Community Bank’s employee loan program.

(4)	Mr. Brothers worked at Community Bank as an independent contractor from March 3, 2003 until April 28, 2003. The amount shown in the table for 2003 includes $22,836 paid to Mr. Brothers as an independent contractor and $82,977 paid to him as a Community Bank employee.

Stock Options

The following table provides information concerning grants of stock options by Community Bancshares to the named executive officers during 2005:

Option Grants in Last Fiscal Year

	Individual
	Grants
		Percent of	Potential Realizable Value at
	Number of	Total Options	Assumed Annual Rates of Stock
	Securities	Granted to	Price Appreciation for Option Term(1)
	Underlying	Employees in	Exercise	Expiration
Name	Options Granted(2)	Fiscal Year	Price	Date	5%	10%

Patrick M. Frawley	75,000	12.20%	$6.81	1/11/2010	$141,000	$312,000
Stacey W. Mann	40,000	6.50	6.81	1/11/2010	75,200	166,400
William H. Caughran	20,000	3.25	6.81	1/11/2010	37,600	83,200
Kerri C. Kinney	5,000	0.81	6.81	1/11/2010	9,400	20,800
John W. Brothers	20,000	3.25	6.81	1/11/2010	37,600	83,200

(1)	Amounts represent hypothetical gains that could be achieved for the respective options at the end of the option term. The assumed 5% and 10% rates of annual stock appreciation are mandated by the rules of the SEC and may not accurately reflect the appreciation of the price of the common stock from the grant date until the end of the option term. These assumptions are not intended to forecast future price appreciation of Community Bancshares’ common stock.

(2)	The options were fully vested on the date of grant.

Option Exercises and Holdings

The following table provides information concerning the exercise of stock options during 2005 by the named executive officers and the number and value of unexercised stock options held by the named executive officers at December 31, 2005.

Aggregated Option Exercises in Last Fiscal Year and FY-End Option Values

			Number of Securities	Value of Unexercised
	Shares Acquired	Value	Underlying Unexercised	In-the-Money
Name	on Exercise	Realized(1)	Options at FY-End(3)	Options at FY-End(2)(3)

Patrick M. Frawley	—	—	250,000	$418,000
Stacey W. Mann	—	—	142,500	$222,000
William H. Caughran	—	—	67,500	$112,400
Kerri C. Kinney	9,500	$30,550	46,000	$66,435
John W. Brothers	—	—	55,000	$98,400

(1)	“Value Realized” represents the amount equal to the excess of the fair market value (as determined by the board of directors) of the shares at the time of exercise over the exercise price.

(2)	Represents the fair market value as of December 31, 2005 ($8.12, as determined by the board of directors), of the underlying shares of common stock less the exercise price of the options.

(3)	All options are fully exercisable on the date of grant.

Retirement Plan

The following table shows the estimated annual benefits payable at normal retirement age (age 65) under Community Bancshares, Inc. Revised Pension Plan, a qualified defined benefit retirement plan, as well as under Community Bancshares Inc. Benefit Restoration Plan, a non-qualified supplemental retirement plan. This supplemental plan provides benefits that would otherwise be denied participants due to the limitations on qualified plan benefits imposed by the Internal Revenue Code. Mr. Mann is the only named executive officer who is a participant in this supplemental plan.

Pension Plan Table

Average Annual	Years of Credited Service
Compensation	10	20	30	40

$25,000	$3,750	$7,500	$11,250	$15,000
50,000	7,500	15,000	22,500	30,000
75,000	11,250	22,500	33,750	45,000
100,000	15,000	30,000	45,000	60,000
250,000	37,500	75,000	112,500	150,000
500,000	75,000	150,000	225,000	300,000
750,000	112,500	225,000	337,500	450,000
1,000,000	150,000	300,000	450,000	600,000
1,250,000	187,500	375,000	562,500	750,000

The benefits shown in the table above are not subject to any deduction for Social Security benefits or other offset amounts. Benefits are computed as a straight-line annuity beginning at age 65. Benefits under both plans were frozen as of December 31, 2003.

The amount of compensation covered by the combination of plans covering the named executive officers is total compensation, including bonuses, overtime or other forms of extraordinary compensation, as disclosed in the Summary Compensation Table above for years ending prior to January 1, 2004. The amount of the retirement benefit is determined by the length of the retiree’s credited service under the plans and his average monthly earnings for the five highest compensated, consecutive calendar years of the retiree’s final ten consecutive calendar years of employment with Community Bancshares and its subsidiaries. The full years of credited service under the plans for the named executive officers as of December 31, 2003 are as follows: Patrick M. Frawley: 2 years, Stacey W. Mann: 20 years, William H. Caughran: 5 years, Kerri C. Kinney: 2 years, and John W. Brothers: 1 year.

Employment Agreements and Change in Control Arrangements

Employment Agreement

On March 29, 2005 Community Bank entered into an Employment Agreement with Patrick M. Frawley, its Chairman and Chief Executive Officer. The agreement has a term of three years and is automatically renewed on each anniversary of the effective date for an additional one-year period, unless Community Bank or Mr. Frawley gives notice to the other party to terminate the automatic renewals. The employment agreement contains the following material terms: (i) a base salary at least equal to his base salary on March 29, 2005, (ii) the opportunity to earn a bonus under such performance criteria as may be established by the Compensation Committee, (iii) the ability to participate in Community Bank’s employee benefit programs on the same basis as other senior executives, and (iv) certain fringe benefits, including use of a company automobile and country club memberships.

In the event Mr. Frawley’s employment is terminated by Community Bank for any reason other than death, disability, or “for cause,” (as such terms are defined in the employment agreement), Mr. Frawley shall be entitled to receive (i) a lump sum payment equal to the sum of (1) unpaid salary through the date of termination, (2) pro-rata earned or target bonus for the year of termination, (3) any accrued vacation time, and (4) any compensation previously deferred; (ii) a lump sum payment equal to the present value of (1) his monthly salary that would have been payable for the 36 months following his termination of employment but for such termination, and (2) a series of 36 monthly payments, each of which is calculated by taking one-twelfth of the average of the bonuses earned by Mr. Frawley for the two calendar years immediately preceding the year in his termination of employment occurred; (iii) continuation of health and life insurance benefits for 36 months following termination of employment at the same level and on the same terms as provided to him immediately prior to his termination of employment; (iv) full vesting and continued participation for a period of 36 months following termination of employment in certain retirement plans or, if such full vesting and continued participation is not allowed, payment by Community Bank of a lump sum supplemental benefit in lieu of full vesting and continued participation in such plans; and (v) individual career counseling and outplacement services for a reasonable period of time following termination of employment, up to a maximum cost of $5,000. Mr. Frawley is also entitled to the above severance benefits if he terminates his employment with Community Bank during the 30-day period beginning on the first anniversary of a change in control, or if he terminates his employment pursuant to an involuntary termination (as such term is defined in the employment agreement).

If any payments pursuant to the agreement or otherwise would be subject to any excise tax under Section 4999 of the Code, Community Bank will provide an additional payment such that Mr. Frawley retains a net amount equal to the payments he would have retained if such excise tax had not applied.

The Change in Control Agreement which Community Bank entered into with Mr. Frawley on December 12, 2003 was terminated simultaneously with the execution of Mr. Frawley’s Employment Agreement.

Change in Control Agreements

Community Bancshares or Community Bank entered into Change in Control Agreements with each of the named executive officers on the following dates: Stacey W. Mann and William H. Caughran, December 4, 1999, and Kerri C. Kinney, September 18, 2001, and John W. Brothers, November 10, 2005. The change in control agreement with Patrick M. Frawley, dated December 12, 2003, was terminated simultaneously with the execution of Mr. Frawley’s employment agreement.

These agreements have terms of three years and are automatically renewed unless terminated by Community Bancshares at the end of any three year term. In the event of a change in control (as defined in the agreements) of Community Bancshares, the named executive officer is entitled to receive certain severance benefits, provided the executive officer’s employment is terminated by Community Bancshares within 30 months following the change in control, unless the termination is “for cause” or by reason of the officer’s death, disability or retirement on or after age 65. The executive officer is also entitled to severance benefits if the officer terminates his or her employment with Community Bancshares within 30 months following a change in control if, among other reasons, the officer’s authority, duties, compensation or benefits have been reduced or if the officer is forced to relocate more than 50 miles from his or her place of employment immediately prior to the change in control. If, during the term of the agreement, a transaction is proposed which, if consummated, would constitute a change in control and (i) the officer’s employment is thereafter terminated by Community Bancshares other than for cause or by reason of the officer’s death, disability or retirement on or after age 65 and (ii) the proposed transaction is consummated within one year following the officer’s termination of employment, the change in control will be deemed to have occurred during the term of the agreement and the officer will be entitled to severance benefits. The officer is also entitled to receive severance benefits if the officer terminates employment for any reason during a 30-day period beginning 12 months after the occurrence of a change in control.

The severance benefits payable under each of these agreements are as follows: (i) a lump sum payment equal to the present value of the officer’s salary that would have been payable by Community Bancshares for the 30 months following the officer’s termination of employment but for such termination; (ii) a lump sum payment equal to the present value of a series of 30 monthly payments, which monthly payment is calculated by taking one-twelfth of the average of the bonuses earned by the officer for the two calendar years immediately preceding the year in which the officer’s termination of employment occurs; (iii) continuation of the officer’s health and life insurance benefits for 30 months following the officer’s termination of employment at the same level and on the same terms as provided to the officer immediately prior to his or her termination of employment; (iv) full vesting and continued participation for a period of 30 months following the officer’s termination of employment in certain retirement plans or, if such full vesting and continued participation is not allowed, payment by Community Bancshares of a lump sum supplemental benefit in lieu of full vesting and continued participation in such plans; and (v) individual career counseling and outplacement services for a reasonable period of time following the officer’s termination of employment, up to a maximum cost of $5,000 per officer.

The change in control agreements also provide that the total benefit payable to the executive officer will be calculated in accordance with one of three formulas set forth in the agreement, so as to provide the greatest total benefit after taxes, including any excise tax under Section 4999 of the Internal Revenue Code.

COMMUNITY BANCSHARES STOCK PERFORMANCE GRAPH

Set forth below is a graph comparing the yearly percentage change for the last five years in the cumulative total return of Community Bancshares common stock against the cumulative total return of the American Stock Exchange Major Market Index and the SNL Banking Index for financial institutions with total assets of greater than $500 million whose stocks are traded in over-the-counter bulletin board exchanges or through the “pink sheets.” It assumes that the value of the investment in Community Bancshares common stock and in each index was $100.00 and that dividends, if any, were reinvested.

	Period Ending
Index	12/31/00	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05
Community Bancshares, Inc.	100.00	75.00	75.00	27.50	35.50	41.25
AMEX Major Market Index	100.00	97.48	85.56	106.13	116.78	112.86
SNL >$500M OTC-BB and Pink Banks	100.00	93.78	121.20	168.92	197.58	210.28

Source: SNL Financial LC, Charlottesville, VA © 2006	(434) 977-1600

The information provided under the headings “Community Bancshares Executive Compensation/Benefits Committee Report on Executive Compensation” and “Community Bancshares Stock Performance Graph” shall not be deemed to be “soliciting material” or to be “filed” with the SEC, or subject to Regulation 14A or 14C, other than as provided in Item 402 of Regulation S-K, or to liabilities of Section 18 of the Securities Exchange Act of 1934 and, unless specific reference is made therein to such headings, shall not be incorporated by reference to any filings under the Securities Act of 1933 or the Securities Exchange Act of 1934.

COMMUNITY BANCSHARES’ RELATIONSHIP
WITH INDEPENDENT PUBLIC ACCOUNTANTS

General

Community Bancshares independent public accounting firm for the calendar years ended December 31, 2004 and 2005 was Carr, Riggs & Ingram, LLC (“CRI”). Although the Audit Committee presently intends to recommend to the board of directors that the board appoint CRI as the independent auditors for Community Bancshares and its subsidiaries for the current fiscal year ending December 31, 2006, the Audit Committee has not yet made such a recommendation to the board. A representative from CRI is expected to attend the Community Bancshares 2006 annual meeting of stockholders, have an opportunity to make a statement and be available to respond to appropriate questions.

CRI has advised Community Bancshares that neither the firm nor any of its partners has any direct or material interest in Community Bancshares and its subsidiaries, except as auditors and independent certified public accountants of Community Bancshares and its subsidiaries.

The following table shows the aggregate fees billed to Community Bancshares for professional services by CRI for fiscal years 2004 and 2005.

	Fiscal 2005	Fiscal 2004

Audit Fees(1)	$196,123	$286,639
Audit-Related Fees(2)	48,414	47,480
Tax Fees(3)	33,347	32,639
All Other Fees(4)	—	1,400

Total	$277,884	$366,758

(1)	Audit Fees consist of fees billed for professional services rendered for the audit of Community Bancshares’ consolidated annual financial statements and review of the quarterly interim consolidated financial statements and services that are normally provided by the independent auditor in connection with statutory and regulatory filings or engagements, as well as consents and assistance with, and review of, documents filed with the SEC.

(2)	Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of Community Bancshares’ consolidated financial statements and are not reported under “Audit Fees” and include employee benefit plan audits, internal control reviews and attestation services under professional standards.

(3)	Tax Fees consist of fees billed for professional services rendered for tax preparation and filing, tax compliance, tax advisory services.

(4)	All Other Fees consist of fees for products and services other than the services reported above. In 2004, Other Fees related primarily to agreed upon procedures for collateral verification for the Federal Home Loan Bank of Atlanta.

Based upon Community Bancshares’ relationship with CRI, including the services and fees set forth above, the Community Bancshares’ board of directors believes that the provision of services by CRI to Community Bancshares is compatible with maintaining the independence of CRI from Community Bancshares.

Pre-Approval Policies and Procedures

Pursuant to Community Bancshares’ Audit Committee Charter and policy, all audit and permitted non-audit services must be pre-approved by the Audit Committee. All of the services described above for 2004 and 2005 were pre-approved by the Audit Committee.

COMMUNITY BANCSHARES’ LEGAL PROCEEDINGS

Background

At a June 20, 2000, meeting of the board of directors of Community Bank, one of Community Bank’s directors brought to the attention of the board of directors the total amount of money that Community Bank had paid to subcontractors in connection with the construction of a new Community Bank branch office in Guntersville, Alabama. Questions were subsequently raised about a number of Community Bank construction projects. A joint committee of the boards of directors of Community Bancshares and Community Bank conducted an investigation, as did law enforcement and bank regulatory authorities. Following these investigations, the boards of directors terminated the employment of Kennon R. Patterson, Sr., former Chairman, President and Chief Executive Officer of Community Bancshares and Chairman and Chief Executive Officer of Community Bank, and Larry Bishop, former Vice President of Community Bank, and the FDIC commenced administrative proceedings against Mr. Patterson and Mr. Bishop which are still pending. On March 10, 2005, Mr. Patterson and Mr. Bishop were convicted in the United States District Court for the Northern District of Alabama of conspiracy, bank fraud and causing false entries to be made in bank records. Mr. Patterson was also convicted of filing false income tax returns. On December 13, 2005, Mr. Patterson was sentenced to five years in federal prison, and on January 26, 2006, Mr. Bishop was sentenced to four years in federal prison. On January 30, 2006, Mr. Patterson and Mr. Bishop were ordered, jointly and severally, to pay restitution of approximately $1.8 million, of which approximately $1.3 million is payable to Community Bank.

Patterson Employment Litigation

Plaintiffs:  Community Bancshares, Inc. and Community Bank

Defendants:  Kennon R. Patterson, Sr., Community Bancshares’ former Chairman, President and Chief Executive Officer

On September 14, 2004, Community Bancshares and Community Bank filed suit against Mr. Patterson in the Circuit Court of Blount County, Alabama. The complaint alleges that:

•	Mr. Patterson breached his employment agreement with Community Bancshares by failing to faithfully perform the duties assigned to him;

•	Mr. Patterson made fraudulent misrepresentations to, or suppressed material information from, Community Bancshares and Community Bank and/or their officers, directors and agents concerning his bankruptcy, the release of mortgages which Community Bank held on his house, and payments made by Community Bancshares and Community Bank to companies owned by Mr. Patterson and members of his family;

•	Mr. Patterson removed property belonging to Community Bancshares and Community Bank following the termination of his employment; and

•	Mr. Patterson breached a duty of loyalty and other fiduciary duties owed to Community Bancshares and Community Bank.

On October 18, 2004, Mr. Patterson filed an answer and counterclaim against Community Bancshares and Community Bank. Mr. Patterson’s counterclaim alleges that:

•	Community Bancshares breached its employment agreement with Mr. Patterson by terminating his employment;

•	Community Bancshares failed to pay to Mr. Patterson compensation and benefits of $2.4 million which had allegedly accrued prior to the termination of his employment;

•	Community Bank intentionally interfered with the employment contract between Mr. Patterson and Community Bancshares by instigating, promoting, assisting in and participating in the termination of Mr. Patterson’s employment agreement; and

•	Community Bancshares falsely represented to Mr. Patterson that his employment would not be terminated until March 31, 2008.

On January 25, 2005, Mr. Patterson filed a third-party complaint in this lawsuit against R.B. Jackson, Jimmie Trotter, Glynn Debter, John J. Lewis, Jr., Patrick M. Frawley and Powell, Goldstein, Frazer & Murphy, LLP (now Powell Goldstein, LLP). The third-party complaint alleges that Messrs. Jackson, Trotter, Debter and Lewis, as members of Community Bank’s Audit Committee, Powell, Goldstein, Frazer & Murphy, LLP, as the independent counsel for Community Bank’s Audit Committee, and Mr. Frawley, acting individually and in concert with one another, interfered with Mr. Patterson’s employment agreement with Community Bancshares. On April 19, 2005, Powell Goldstein, LLP was dismissed from the lawsuit. On July 15, 2005, Messrs. Jackson, Trotter, Debter, Lewis and Frawley filed a motion for summary judgment, which has not been decided. On March 15, 2006, the court effectively unstayed the case by placing it in the administrative docket.

Patterson ESOP Litigation

Plaintiffs:  Community Bancshares, Inc. Employee Stock Ownership Plan (the “ESOP”) and North Star Trust Company, as Trustee of the ESOP

Defendants:  Kennon R. Patterson, Sr., Community Bancshares’ former Chairman, President and Chief Executive Officer

On March 15, 2004, the ESOP, together with the ESOP trustee, North Star Trust Company, filed suit against Mr. Patterson in the United States District Court for the Northern District of Alabama. The ESOP’s complaint:

•	alleges that Mr. Patterson breached his fiduciary duty to the ESOP by engaging in activities which adversely affected the value of the Community Bancshares stock held by the ESOP and concealing information with respect to those activities from other ESOP fiduciaries; and

•	seeks a declaratory judgment that Mr. Patterson is not entitled to a distribution of his accrued benefits in the ESOP and that such benefits may be held and used to offset the damages which the ESOP suffered as a result of Mr. Patterson’s alleged breach of fiduciary duty.

On July 7, 2004, the Court denied Mr. Patterson’s motion to dismiss the case. On or about July 23, 2004, Mr. Patterson filed a counterclaim seeking a judgment that he is entitled to benefits from the ESOP and declaratory and injunctive relief compelling the payment of such benefits. On July 26, 2004, the Court, at Mr. Patterson’s request, stayed discovery in the case pending the disposition of the criminal charges against Mr. Patterson. On December 14, 2005, the stay was lifted and the parties are currently proceeding with discovery.

Patterson Benefit Restoration Plan Litigation

Plaintiff:  Kennon R. Patterson, Sr.

Defendant:  Community Bancshares, Inc. Benefit Restoration Plan

On February 17, 2005, Mr. Patterson filed suit in the United States District Court for the Northern District of Alabama to compel payment of his accrued benefits under the Community Bancshares, Inc. Benefit Restoration Plan, a nonqualified supplemental retirement plan. The complaint seeks a judgment against the plan and an order compelling the payment of benefits.

Patterson Pension Plan Litigation

Plaintiff:  Kennon R. Patterson, Sr.

Defendant:  Community Bancshares, Inc. Revised Pension Plan

On December 16, 2005, Mr. Patterson filed suit in the United States District Court for the Northern District of Alabama to compel payment of his accrued benefits under the Community Bancshares, Inc. Revised Pension Plan. The complaint seeks a judgment against the plan and an order compelling the payment of benefits. On March 23, 2006, the Pension Plan filed a motion for summary judgment seeking dismissal of the lawsuit on the grounds that the retroactive payments sought by Mr. Patterson are not permitted under the terms of the Pension Plan and Mr. Patterson both failed to exhaust his administrative remedies before filing the lawsuit and failed to complete the forms required to receive a distribution. On April 28, 2006, Mr. Patterson filed a cross-motion for summary judgment based on the same issues addressed in the Pension Plan’s motion for summary judgment. On July 3, 2006, the court granted the Pension Plan’s motion for summary judgment and denied Mr. Patterson’s cross-motion for summary judgment.

Employee Litigation

Plaintiffs:  Bishop K. Walker, Jr., former Senior Executive Vice President and General Counsel of Community Bancshares, and his wife, Wanda Walker, and Denny G. Kelly, former President of Community Bank, and his wife, Arlene Kelly

Defendants:  Community Bancshares, Community Bank, Kennon R. Patterson, Sr., and a number of unidentified defendants

On May 5, 2003, the plaintiffs filed separate suits in the Circuit Court of Blount County, Alabama, against the defendants alleging that the plaintiffs were induced to retire based upon misrepresentations made by Mr. Patterson, who at the time was Community Bancshares’ Chairman, President and Chief Executive Officer. The plaintiffs claim that Mr. Patterson’s actions constituted fraud, promissory fraud, fraudulent suppression, fraud in the inducement, deceit, fraudulent deceit, negligence, recklessness, wantonness and breach of contract. The complaints seek an unspecified amount of compensatory and punitive damages.

On October 23, 2003, Community Bancshares and Community Bank filed counterclaims against Mr. Walker and Mr. Kelly seeking repayment of amounts paid to them as part of a severance arrangement and, in the case of Mr. Kelly, amounts owed to Community Bank in connection with the two loans from Community Bank to Mr. Kelly.

Mr. Kelly and Mr. Walker each filed an amended complaint on or about April 20, 2004. The amended complaints add Mrs. Kelly and Mrs. Walker as parties plaintiff and allege that representations were made by the defendants to Mrs. Kelly and Mrs. Walker that the defendants would purchase their personal and jointly owned stock of the Company. The complaints assert that the defendants’ failure to purchase such stock constitutes promissory fraud, fraudulent misrepresentation, fraudulent suppression, negligence and/or wantonness. Mr. Walker’s amended complaint also seeks damages based on Community Bank’s refusal to accept a deed in lieu of foreclosure on Mr. Walker’s home. On June 15, 2004, Community Bank amended its counterclaim against Mr. Walker to recover a loan deficiency balance following Community Bank’s foreclosure on Mr. Walker’s home.

Other Litigation

In addition to the foregoing, Community Bancshares and its affiliates also are from time to time parties to other legal proceedings arising in the ordinary course of Community Bancshares’ business. Community Bancshares presently believes that, other than the litigation discussed above, there is no other litigation to which Community Bancshares or its affiliates presently are party that, if such litigation were to result in an outcome unfavorable to Community Bancshares, would, individually or in the aggregate, have a material adverse effect on our financial condition or results of operations.

Community Bancshares’ amended and restated certificate of incorporation and bylaws provide that, in certain circumstances, Community Bancshares will indemnify its directors and officers, and, provided such persons acted in accordance with the standards set forth in the Delaware General Corporation Law and Community Bancshares’ organizational documents, advance expenses to its directors and officers in connection with investigations and proceedings in connection with their service as officers and directors.

STOCKHOLDER PROPOSALS FOR THE
COMMUNITY BANCSHARES
2007 ANNUAL MEETING OF STOCKHOLDERS

If the merger of Community Bancshares and Superior Bancorp occurs, there will be no meeting of Community Bancshares’ stockholders in 2007. In that case, stockholder proposals must be submitted to Superior Bancorp in accordance with the procedures described in Superior Bancorp’s proxy statement for its annual meeting of stockholders filed with the SEC on April 17, 2006. In case the merger is not completed, the following information relevant to a regularly scheduled 2007 annual meeting of Community Bancshares stockholders is included. In order to be included in Community Bancshares’ proxy materials for its 2007 Annual Meeting of Stockholders, stockholder proposals must be received in written form at the Company’s executive offices on or before May 10, 2007, which is 120 days before the one-year anniversary of the date that Community Bancshares mailed this joint proxy statement/prospectus to its stockholders, and must otherwise be in compliance with Rule 14a-8 (which concerns stockholder proposals that are requested to be included in a company’s proxy statement) under the Exchange Act and other applicable legal requirements. Pursuant to Rules 14a-4 and 14a-5 (which concern the exercise of discretionary voting authority when a stockholder commences his or her own proxy solicitation outside of the processes of Rule 14a-8) under the Exchange Act, stockholders are advised that under the advance notice provisions of Community Bancshares’ bylaws a stockholder proposal will not be considered at the 2007 annual meeting if received by Community Bancshares after July 17, 2007.

Community Bancshares’ bylaws require that a stockholder proposing business to be considered at an annual meeting of Community Bancshares stockholders include in the written notification to Community Bancshares the following information: (i) a brief description of the business desired to be brought before the annual meeting of stockholders and the reasons for conducting such business at the meeting; (ii) the name and address, as they appear on Community Bancshares’ books, of the stockholder proposing such business; (iii) the class and number of shares of Community Bancshares that are beneficially owned, as such term is defined in Rule 13d-3 under the Exchange Act, by the stockholder; (iv) any substantial interest of the stockholder in such business; and (v) any other information required pursuant to the rules and regulations promulgated under the Exchange Act relating to stockholder proposals. A stockholder has a substantial interest in the business if such interest would be reportable pursuant to Item 5 of Schedule 14A promulgated under the Exchange Act, assuming that the stockholder’s business was in fact considered at the annual meeting of stockholders.

OTHER MATTERS

Superior Bancorp and Community Bancshares know of no other matters which may be brought before the meetings. If any matter other than the merger, the election of Community Bancshares’ directors (with respect to Community Bancshares’ stockholders) or related matters should properly come before the meetings, however, the persons named in the enclosed proxies will vote proxies in accordance with their judgment on those matters.

WHERE YOU CAN FIND MORE INFORMATION

Both Superior Bancorp and Community Bancshares are subject to the informational requirements of the Securities and Exchange Act of 1934, which means that each company is required to file reports, proxy statements and other information, all of which are available at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the reports, proxy statements and other information from the Public Reference Section of the SEC, at prescribed rates, by calling 1-800-SEC-0330. The SEC maintains a World Wide Web site on the Internet at http://www.sec.gov where you can access reports, proxy, information and registration statements and other information regarding registrants that file electronically with the SEC through the EDGAR system. Superior Bancorp has filed a registration statement on Form S-4 to register Superior Bancorp common stock to be issued to the Community Bancshares stockholders in the merger. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Superior Bancorp in addition to being a proxy statement of both Superior Bancorp and Community Bancshares for the meetings of their stockholders to be held on October 12, 2006, as described in this joint proxy statement/prospectus. As allowed by SEC rules, this joint proxy statement/prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. This joint proxy statement/prospectus summarizes some of the documents that are exhibits to the registration statement, and you should refer to the exhibits for a more complete description of the matters covered by these documents.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows Superior Bancorp to incorporate by reference certain information into this document, which means that Superior Bancorp can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered part of this document, except for any information superseded by information contained directly in this document or in later filed documents incorporated by reference in this document.

This document incorporates by reference the documents set forth below that Superior Bancorp has previously filed with the SEC. These documents contain important information about Superior Bancorp and its businesses:

Superior Bancorp Filings (File No. 0-25033)

•	Superior Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2005;

•	Superior Bancorp’s quarterly report on Form 10-Q for the three months ended March 31, 2006 and for the six months ended June 30, 2006;

•	Superior Bancorp’s Proxy Statement for its 2006 Annual Meeting of Stockholders filed April 17, 2006; and

•	Superior Bancorp’s Current Reports on Form 8-K filed January 4, 2006, January 26, 2006, April 29, 2006, April 18, 2006, April 28, 2006, May 1, 2006, May 22, 2006, July 25, 2006, July 31, 2006, August 14, 2006, August 21, 2006, and August 24, 2006.

Superior Bancorp also incorporates by reference additional documents that may be filed with the SEC under sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act between the date of this joint proxy statement/prospectus and prior to the special meetings.

This document incorporates by reference the documents set forth below that Community Bancshares has previously filed with the SEC. These documents contain important information about Community Bancshares and its businesses:

Community Bancshares Filings (File No. 0-16461)

•	Community Bancshares’ Annual Report on Form 10-K for the year ended December 31, 2005;

•	Community Bancshares’ quarterly report on Form 10-Q for the three months ended March 31, 2006 and for the six months ended June 30, 2006; and

•	Community Bancshares’ Current Reports on Form 8-K filed January 17, 2006, February 1, 2006, February 9, 2006, February 16, 2006, February 17, 2006, February 27, 2006, March 29, 2006, April 3, 2006, May 1, 2006, May 16, 2006, June 1, 2006, August 3, 2006, and August 7, 2006.

Community Bancshares also incorporates by reference additional documents that may be filed with the SEC under sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this joint proxy statement/prospectus and prior to the special meetings.

Notwithstanding any other provision of this joint proxy statement/prospectus, no portion of any document which is furnished to, but not filed with, the SEC shall be deemed to be incorporated by reference herein unless such furnished portion is expressly so incorporated. Any statements in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any subsequently filed document which is also incorporated by reference herein) modifies or supersedes any such statement. Any statement so modified or superseded shall not be deemed to be a part of this joint proxy statement/prospectus except as so modified or superseded.

All information concerning Superior Bancorp and its subsidiaries has been furnished by Superior Bancorp, and all information concerning Community Bancshares has been furnished by Community Bancshares. You should rely only on the information contained or incorporated by reference in this joint proxy statement/prospectus in making your decision to vote on the merger agreement and the merger. We have not authorized anyone to provide you with information that is different from that contained in this joint proxy statement/prospectus.

This joint proxy statement/prospectus is dated September 6, 2006. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing of this joint proxy statement/prospectus to stockholders nor the issuance of Superior Bancorp common stock in the merger will create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of any offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction. Neither the delivery of this joint proxy statement/prospectus nor any distribution of securities made hereunder will, under any circumstances, create an implication that there has been no change in information set forth or incorporated in this document by reference or in the affairs of Superior Bancorp or Community Bancshares since the date of this joint proxy statement/prospectus.

ANNEX A

AGREEMENT AND PLAN OF MERGER
by and between
COMMUNITY BANCSHARES, INC.
and
THE BANC CORPORATION
dated as of
April 29, 2006

A-i

A-ii

A-iii

A-iv

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER is made and entered into as of this the 29th day of April, 2006, by and between COMMUNITY BANCSHARES, INC. (“Acquired Corporation”), a Delaware corporation, and THE BANC CORPORATION (“Buyer”), a Delaware corporation.

WITNESSETH

WHEREAS, Acquired Corporation operates as a bank holding company for its wholly owned subsidiary, Community Bank (the “Bank”), with its principal office in Blountsville, Alabama;

WHEREAS, Buyer is a thrift holding company with a Subsidiary federal savings bank in Alabama and Florida;

WHEREAS, Acquired Corporation wishes to merge with Buyer; and

WHEREAS, it is the intention of Buyer and Acquired Corporation that such Merger shall qualify for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code, as defined herein;

NOW, THEREFORE, in consideration of the mutual covenants contained herein, the Parties hereto agree as follows:

ARTICLE 1

NAME

1.1 Name.  The name of the corporation resulting from the Merger shall be “The Banc Corporation”, or such other name as Buyer shall have adopted as of the Effective Date.

ARTICLE 2

MERGER — TERMS AND CONDITIONS

2.1 Applicable Law.  On the Effective Date, Acquired Corporation shall be merged (the “Merger”) with and into Buyer (herein referred to as the “Resulting Corporation” whenever reference is made to it as of the time of merger or thereafter). The Merger shall be undertaken pursuant to the provisions of and with the effect provided in the DGCL. The offices and facilities of Acquired Corporation and of Buyer shall become the offices and facilities of the Resulting Corporation.

2.2 Corporate Existence.  On the Effective Date, the corporate existence of Acquired Corporation and of Buyer shall, as provided in the DGCL, be merged into and continued in the Resulting Corporation, and the Resulting Corporation shall be deemed to be the same corporation as Acquired Corporation and Buyer. All property, rights, privileges, powers, franchises and interests of Acquired Corporation and Buyer, respectively, in and to every type of property (real, personal and mixed) and choses in action shall be transferred to and vested in the Resulting Corporation, and all debts and other obligations shall be assumed by the Resulting Corporation, by virtue of the Merger without any deed or other transfer. The Resulting Corporation on the Effective Date, and without any order or other action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises and interests, including appointments, designations and nominations and all other rights and interests as trustee, executor, administrator, transfer agent and registrar of stocks and bonds, guardian of estates, assignee, and receiver and in every other fiduciary capacity and in every agency, and capacity, in the same manner and to the same extent as such rights, franchises and interests were held or enjoyed by Acquired Corporation and Buyer, respectively, on the Effective Date, and shall be subject to all the restrictions, disabilities and duties of Acquired Corporation and Buyer, respectively, on the Effective Date.

2.3 Certificate of Incorporation and Bylaws.  On the Effective Date, the certificate of incorporation and bylaws of the Resulting Corporation shall be the restated certificate of incorporation and bylaws of Buyer as they exist immediately before the Effective Date.

2.4 Resulting Corporation’s Officers and Board.  The board of directors and the officers of the Resulting Corporation on the Effective Date shall consist of those persons serving in such capacities of Buyer as of the Effective Date. Buyer agrees that during the sixty days prior to the Effective Date it will undertake its usual process for identifying candidates for election to its board of directors, and subject to approval of such individuals by any applicable Agency, will utilize such process to recommend two individuals for such election, at the first meeting of Buyer’s Board of Directors following the Effective Date, who are independent members of Acquired Corporation’s board of directors (as determined by SEC and NASDAQ rules and regulations and by other applicable Laws) as of the business day prior to the Effective Date. Buyer is not aware of any prior regulatory approval that is needed from any regulatory Agency for the election of such two directors.

2.5 Stockholder Approvals.  This Agreement shall be submitted to the respective stockholders of Acquired Corporation and of Buyer at the Stockholders’ Meetings to be held as promptly as practicable consistent with the terms and conditions set forth in this Agreement. Upon approval by the requisite vote of the stockholders of Acquired Corporation and of Buyer as required by applicable Law, the Merger shall become effective as soon as practicable thereafter in the manner provided in Section 2.7 hereof.

2.6 Further Acts.  If, at any time after the Effective Date, the Resulting Corporation shall consider or be advised that any further assignments or assurances in law or any other acts are necessary or desirable to vest, perfect, confirm or record, in the Resulting Corporation, title to and possession of any property or right of Acquired Corporation or Buyer, acquired as a result of the Merger, Buyer and its officers and directors shall execute and deliver all such proper deeds, assignments and assurances in law and do all acts necessary or proper to vest, perfect or confirm title to, and possession of, such property or rights in the Resulting Corporation.

2.7 Effective Date and Closing.  Subject to the terms of all requirements of Law and the conditions specified in this Agreement the Merger shall become effective on the date specified in the Certificate of Merger to be issued by the Secretary of State of Delaware (such time being herein called the “Effective Date”). Assuming all other conditions stated in this Agreement have been or will be satisfied as of the Closing, the Closing shall take place at the offices of Buyer, in Birmingham, Alabama, at 5:00 p.m. on a date specified by Buyer that shall be as soon as reasonably practicable, but not later than 30 calendar days, after the later to occur of the Stockholders’ Meetings or all required regulatory approvals under Section 8.2, or at such other place and time that the Parties may mutually agree.

2.8 Subsidiary Bank.  Upon the Effective Date, the Bank will merge with and into Buyer’s savings bank Subsidiary, Superior Bank, a federal savings bank (the “Bank Merger”). Acquired Corporation will cooperate with Buyer, including the call of any special meetings of the board of directors of the Bank and the filing of any regulatory applications and the execution of appropriate documentation relating to the Bank Merger.

ARTICLE 3

CONVERSION OF ACQUIRED CORPORATION STOCK

3.1 Conversion of Acquired Corporation Stock.

(a) Subject to the potential adjustment provided for in Section 3.1(c) and 3.4 below, on the Effective Date, each share of common stock of Acquired Corporation outstanding and held of record by the Acquired Corporation’s stockholders, but excluding shares held by the Acquired Corporation or any of its Subsidiaries, other than in a fiduciary capacity or as a result of debts previously contracted (the “Acquired Corporation Stock”), shall be converted by operation of law and without any action by any holder thereof into and exchanged for the right to receive 0.8974 shares of Buyer’s Common Stock (the “Exchange Ratio”).

(b) On the Effective Date, all outstanding Acquired Corporation Options and the outstanding Acquired Corporation Warrants shall be cancelled and each holder of such options and the holder of such warrants shall be entitled to receive in exchange therefor the right to receive cash equal to the amount resulting when the number of Acquired Corporation Options or the number of Acquired Corporation Warrants, as the case may be, held by a holder thereof is multiplied by the Per Unit Value. As used herein, the term “Per Unit Value” shall mean (i) $10.50 less (ii) the exercise price for each share of Acquired Corporation Stock subject to such option or warrant.

Schedule 3.1 to the Acquired Corporation’s Disclosure Supplement sets forth the names of all persons holding Acquired Corporation Options and Acquired Corporation Warrants, the number of shares of Acquired Corporation common stock subject to such options and warrants, the exercise price and the expiration date of such options and warrants.

(c) Notwithstanding anything to the contrary in this Section 3.1 or otherwise in this Agreement, in the event that there is a shortfall (the “Net Worth Shortfall Amount”) between the Acquired Corporation Net Worth specified in Section 10.2 hereof (the “Required Net Worth Amount”), and the actual amount of such Net Worth, then the Exchange Ratio shall be adjusted downward by the Reduction Factor. As used herein, the “Reduction Factor” shall mean the percentage obtained by dividing (i) the Net Worth Shortfall Amount by (ii) the Required Net Worth Amount.

3.2 Surrender of Acquired Corporation Stock.  As promptly as practicable, but in no case later than fifteen (15) business days after the Effective Date, an independent exchange agent (the “Exchange Agent”) appointed by Buyer shall send to each holder of record of shares of Acquired Company Stock outstanding on the Effective Date transmittal materials for use in exchanging the certificates for such shares for certificates for shares of Buyer’s Common Stock into which such shares of Acquired Company Stock have been converted pursuant hereto. Each holder of an outstanding certificate or certificates which prior thereto represented shares of Acquired Corporation Stock who is entitled to receive Buyer’s Common Stock shall be entitled, upon surrender to the Exchange Agent of their certificate or certificates representing shares of Acquired Corporation Stock (or an affidavit or affirmation by such holder of the loss, theft, or destruction of such certificate or certificates in such form as the Exchange Agent may reasonably require and, if Buyer reasonably requires, a bond of indemnity in form and amount, and issued by such sureties, as Buyer may reasonably require), to receive in exchange therefor a certificate or certificates representing the number of whole shares of Buyer’s Common Stock into and for which the shares of Acquired Corporation Stock so surrendered shall have been converted, such certificates to be of such denominations and registered in such names as such holder may reasonably request. Until so surrendered and exchanged, each such outstanding certificate which, prior to the Effective Date, represented shares of Acquired Corporation Stock and which is to be converted into Buyer’s Common Stock shall for all purposes evidence ownership of the Buyer’s Common Stock into and for which such shares shall have been so converted and holders thereof shall have all rights as holders of Buyer’s Common Stock , except that dividends or other distributions with respect to such Buyer’s Common Stock, if any, shall be held by Buyer until the certificates previously representing shares of Acquired Corporation Stock shall have been properly tendered. After the Effective Date, there shall be no transfers on the stock transfer books of Acquired Corporation of shares of Acquired Corporation Stock which were issued and outstanding on the Effective Date and converted pursuant to the provisions hereof. If after the Effective Date certificates are presented for transfer to Acquired Corporation, they shall be canceled and exchanged for the shares of Buyer’s Common Stock deliverable in respect thereof as determined in accordance with the provisions of this paragraph.

3.3 Fractional Shares.  No fractional shares of Buyer’s Common Stock shall be issued, and each holder of shares of Acquired Corporation Stock having a fractional interest arising upon the conversion of such shares into shares of Buyer’s Common Stock shall, at the time of surrender of the certificates previously representing Acquired Corporation Stock, be paid by Buyer an amount in cash, without interest, in an amount equal to such fractional part of a share of Buyer’s Common Stock multiplied by the closing price per share of Buyer’s Common Stock on NASDAQ on the Effective Date.

3.4 Adjustments.  In the event that prior to the Effective Date Buyer’s Common Stock shall be changed into a different number of shares or a different class of shares by reason of any recapitalization or reclassification, stock dividend, combination, stock split, or reverse stock split of the Buyer’s Common Stock, an appropriate and proportionate adjustment shall be made in the number of shares of Buyer’s Common Stock into which the Acquired Corporation Stock shall be converted.

3.5 Buyer Stock.  The shares of Common Stock of Buyer issued and outstanding immediately before the Effective Date shall continue to be issued and outstanding shares of the Resulting Corporation.

ARTICLE 4

REPRESENTATIONS, WARRANTIES AND COVENANTS OF BUYER

Buyer represents, warrants and covenants to and with Acquired Corporation as follows:

4.1 Organization.  Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Buyer has all requisite power and authority to carry on its business as it is now being conducted and is qualified to do business in every jurisdiction in which the character and location of the Assets owned by it or the nature of the business transacted by it requires qualification or in which the failure to qualify could, individually, or in the aggregate, have a Material Adverse Effect.

4.2 Capital Stock.

(a) The authorized capital stock of Buyer consists of (A) 35,000,000 shares of Common Stock, $0.001 par value per share, of which as of March 31, 2005, 20,351,736 shares were validly issued and 20,084,587 shares were outstanding, fully paid and nonassessable under the DGCL and are not subject to preemptive rights (not counting additional shares reserved for issuance pursuant to stock option and other plans and outstanding options issued under such plans or otherwise), and (B) 5,000,000 shares of Convertible Preferred Stock, $0.001 par value per share, none of which is issued and outstanding. The shares of Buyer’s Common Stock to be issued in the Merger are duly authorized and, when so issued, will be validly issued and outstanding, fully paid and nonassessable under the DGCL, will have been registered under the 1933 Act and will have been registered or qualified under the securities laws of all jurisdictions in which such registration or qualification is required, based upon information provided by Acquired Corporation and will be listed and eligible for trading on NASDAQ.

(b) The authorized capital stock of each Subsidiary of Buyer is validly issued and outstanding, fully paid and nonassessable under the Laws of the jurisdiction in which such Subsidiary is organized, and each Subsidiary is wholly owned, directly or indirectly, by Buyer.

4.3 Taxes.  All Tax returns required to be filed by or on behalf of Buyer have been timely filed (or requests for extensions therefor have been timely filed and granted and have not expired), and all returns filed are complete and accurate in all material respects. All Taxes due and all additional assessments received have been paid. The amounts recorded for Taxes on the balance sheets contained in the reports described in Section 4.14 are, to the Knowledge of Buyer, sufficient in all material respects for the payment of all unpaid federal, state, county, local, foreign or other Taxes (including any interest or penalties) of Buyer accrued for or applicable to the period ended on the dates thereof, and all years and periods prior thereto and for which Buyer may at such dates have been liable in its own right or as transferee of the Assets of, or as successor to, any other corporation or other party. Except as disclosed on Schedule 4.3 to Buyer’s Disclosure Supplement, no audit, examination or investigation is presently being conducted or, to the Knowledge of Buyer, threatened by any taxing authority which is likely to result in a material Tax Liability, no material unpaid Tax deficiencies or additional liabilities of any sort have been proposed by any governmental representative and no agreements for extension of time for the assessment of any material amount of Tax have been entered into by or on behalf of Buyer. To the Knowledge of Buyer, Buyer has withheld from its employees (and timely paid to the appropriate governmental entity) proper and accurate amounts for all periods in material compliance with all Tax withholding provisions of applicable federal, state, foreign and local Laws (including without limitation, income, Social Security and employment Tax withholding for all types of compensation).

4.4 No Conflict with Other Instrument.  The consummation of the transactions contemplated by this Agreement will not result in the breach of any term or provision of or constitute a Default (without regard to the giving of notice or the passage of time) under any material Contract, indenture, mortgage, deed of trust or other material agreement or instrument to which Buyer or any of its Subsidiaries is a party or by which they or their Assets may be bound; will not conflict with any provision of the certificate of incorporation or bylaws of Buyer or the certificate or articles of incorporation or bylaws of any of its Subsidiaries; and will not violate any provision of any Law, regulation, judgment or decree binding on them or any of their Assets.

4.5 Absence of Material Adverse Change.  Since December 31, 2005, there have been no events, changes or occurrences which have had or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Buyer, except as disclosed in Schedule 4.5 to Buyer’s Disclosure Supplement.

4.6 Approval of Agreement.  The board of directors of Buyer has approved this Agreement and the transactions contemplated by it and has authorized the execution and delivery by Buyer of this Agreement. This Agreement constitutes the legal, valid and binding obligation of Buyer, enforceable against it in accordance with its terms. Subject to (a) the matters referred to in Section 8.2 and (b) approval by the stockholders of Buyer of the Merger and the transactions contemplated by this Agreement, Buyer has full power, authority and legal right to enter into this Agreement and to consummate the transactions contemplated by this Agreement. Buyer has no Knowledge of any fact or circumstance under which the appropriate regulatory approvals required by Section 8.2 will not be granted without the imposition of material conditions or material delays.

4.7 Tax Treatment.  Buyer has no present plan to sell or otherwise dispose of any material portion of the Assets of Acquired Corporation, subsequent to the Merger, and Buyer intends to continue the historic business of Acquired Corporation.

4.8 Title and Related Matters.  Buyer has good and marketable title to all the properties, interests in properties and Assets, real and personal, that are material to the business of Buyer, reflected in the balance sheet dated as of December 31, 2005 in the Buyer SEC Reports, or acquired after the date of such balance sheet (except properties, interests and Assets sold or otherwise disposed of since such date, in the ordinary course of business, or, if other than in the ordinary course of business, of a nature and amount not material to the business of Buyer), free and clear of all mortgages, Liens, pledges, charges or encumbrances except (a) mortgages and other encumbrances referred to in the notes of such balance sheet, (b) liens for current Taxes not yet due and payable and (c) such imperfections of title and easements as do not materially detract from or interfere with the present use of the properties subject thereto or affected thereby, or otherwise materially impair present business operations at such properties. To the Knowledge of Buyer, the material structures and equipment of Buyer comply in all material respects with the requirements of all applicable Laws.

4.9 Subsidiaries.  Each Subsidiary of Buyer has been duly incorporated and is validly existing as a corporation in good standing under the Laws of the jurisdiction of its incorporation and each Subsidiary has been duly qualified as a foreign corporation to transact business and is in good standing under the Laws of each other jurisdiction in which it owns or leases properties, or conducts any business so as to require such qualification and in which the failure to be duly qualified could have a Material Adverse Effect upon Buyer and its Subsidiaries considered as one enterprise; the federal savings bank Subsidiary of Buyer has its deposits fully insured by the Federal Deposit Insurance Corporation to the extent provided by the Federal Deposit Insurance Act; and the businesses of the non-bank Subsidiaries of Buyer are permitted to subsidiaries of registered thrift holding companies.

4.10 Contracts.  Neither Buyer nor any of its Subsidiaries is in violation of its respective certificate of incorporation or bylaws or in Default in the performance or observance of any material obligation, agreement, covenant or condition contained in any Contract, indenture, mortgage, loan agreement, note, lease or other instrument to which it is a party or by which it or its property may be bound, except for such Defaults, if any, as would not, individually or in the aggregate, have a Material Adverse Effect upon Buyer.

4.11 Litigation.  Except as disclosed in Schedule 4.11 to Buyer’s Disclosure Supplement, there is no Litigation before or by any court or Agency, domestic or foreign, now pending, or, to the Knowledge of Buyer, threatened against or affecting Buyer or any of its Subsidiaries (nor does Buyer have knowledge of any facts which could give rise to any such Litigation) which is reasonably likely to have any Material Adverse Effect or prospective Material Adverse Effect, or which is reasonably likely to materially affect or delay the consummation of the transactions contemplated by this Agreement; and all pending legal or governmental proceedings to which Buyer or any Subsidiary is a party or of which any of their properties is the subject, including ordinary routine litigation incidental to the business, are, considered in the aggregate not material.

4.12 Compliance.  Buyer and its Subsidiaries, in the conduct of their businesses, are to the Knowledge of Buyer, in material compliance with all material federal, state or local Laws applicable to their or the conduct of their businesses, including Laws imposing Taxes.

4.13 Registration Statement.  None of the information supplied or to be supplied by Buyer for inclusion in the Registration Statement to be filed by Buyer with the SEC will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not misleading. None of the information supplied or to be supplied by Buyer to Buyer’s or Acquired Corporation’s stockholders in the proxy statement/prospectus used in connection with the Stockholders’ Meetings, and any other documents to be filed by Buyer with the SEC, or any other Agency in connection with the transactions contemplated hereby will, at the respective time such documents are filed and with respect to the Acquired Corporation Proxy Statement, when first mailed to the stockholders of Acquired Corporation, and with respect to the Buyer Proxy Statement when first mailed to the stockholders of Buyer, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, not misleading, or in the case of the Acquired Corporation Proxy Statement or any amendment thereof or supplement thereto, at the time of the Acquired Corporation Stockholders’ Meetings, and in the case of the Buyer Proxy Statement or any amendment thereof or supplement thereto, at the time of the Buyer Stockholders’ Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the respective Stockholders’ Meetings.

4.14 SEC Filings and Financial Statements; NASDAQ.  (a) Since December 31, 2003, Buyer has filed all forms, reports and documents with the SEC required to be filed by it pursuant to the federal securities Laws and SEC rules and regulations thereunder (the “Buyer SEC Reports”), each of which complied as to form, at the time such form, report or document was filed (and subject to any subsequent amendments thereto), in all material respects with the applicable requirements of the 1933 Act, the 1934 Act and the applicable rules and regulations thereunder. To the Knowledge of Buyer, each member of Buyer’s board of directors has filed all forms, reports and documents with the SEC required to be filed by him pursuant to the federal securities Laws and SEC rules and regulations thereunder. As of their respective dates, none of the Buyer SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each of the balance sheets in the Buyer SEC Reports (including the related notes and schedules, and subject to any subsequent amendments to such Buyer SEC Reports) fairly presents the financial condition of the entity or entities to which it relates for the periods set forth therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments that are not material in amount or effect), in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except as may be noted therein. Buyer has no material obligations or liabilities (contingent or otherwise) except as disclosed in the Buyer SEC Reports. For purposes of this paragraph, “material” shall have the meaning of such term as defined under the 1933 Act, the 1934 Act and the rules promulgated thereunder.

(b) Since December 31, 2003, Buyer has filed all forms, reports and documents with NASDAQ required to be filed by it pursuant to the requirements of NASDAQ (the “NASDAQ Reports”), each of which complied as to form, at the time such form, report or document was filed (and subject to any subsequent amendments thereto), in all material respects with the applicable requirements of NASDAQ. As of their respective dates, none of the NASDAQ Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. Buyer is in material compliance with all rules and requirements of NASDAQ applicable to it.

4.15 Form S-4.  The conditions for use of a registration statement on SEC Form S-4 set forth in the General Instructions on Form S-4 will be satisfied with respect to Buyer and the Registration Statement.

4.16 Brokers.  Except for services provided by Sandler O’Neill & Partners, L.P. and Burke Capital Group, L.L.C., which have been retained by Buyer and the arrangements with which, including fees, have been disclosed to Acquired Corporation prior to the date hereof, all negotiations relative to this Agreement and the transactions contemplated by this Agreement have been carried on by Buyer directly with Acquired Corporation and without the intervention of any other person, either as a result of any act of Buyer or otherwise in such manner as to give rights to any valid claim against Buyer for finder’s fees, brokerage commissions or other like payments.

4.17 Government Authorization.  Buyer and its Subsidiaries have all Permits that, to the Knowledge of Buyer and its Subsidiaries, are or will be legally required to enable Buyer or any of its Subsidiaries to conduct their businesses in all material respects as now conducted by each of them.

4.18 Absence of Regulatory Communications.  Except as disclosed in Schedule 4.18 to Buyer’s Disclosure Supplement, neither Buyer nor any of its Subsidiaries is subject to, or has received during the past year, any written communication directed specifically to it from any Agency to which it is or has been subject or pursuant to which such Agency has imposed or has indicated it is reasonably likely to impose any material restrictions on the operations of it or the business conducted by it or taken any other action with respect to Buyer or any of its Subsidiaries which has had or is reasonably likely to have a Material Adverse Effect upon Buyer and its Subsidiaries taken as a whole.

4.19 Disclosure.  No representation or warranty, or any statement or certificate furnished or to be furnished to Acquired Corporation by Buyer, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained in this Agreement or in any such statement or certificate not misleading.

4.20 Absence of Certain Changes or Events.  Since December 31, 2005, neither Buyer nor any of its Subsidiaries has

(a) issued, delivered or agreed to issue or deliver any stock, bonds or other corporate securities (whether authorized and unissued or held in the treasury) except shares of common stock issued upon the exercise of existing options to purchase shares of Buyer’s common stock under its Third Amended and Restated 1998 Stock Option Plan;

(b) borrowed or agreed to borrow any funds or incurred, or become subject to, any Liability (absolute or contingent) except borrowings, obligations (including purchase of federal funds) and Liabilities incurred in the ordinary course of business and consistent with past practice;

(c) paid any material obligation or Liability (absolute or contingent) other than current Liabilities shown on the December 31, 2005 balance sheet in the Buyer SEC Reports and current Liabilities incurred since that date in the ordinary course of business and consistent with past practice;

(d) declared or made, or agreed to declare or make, any payment of dividends or distributions of any Assets of any kind whatsoever to stockholders, or purchased or redeemed, or agreed to purchase or redeem, directly or indirectly, or otherwise acquire, any of its outstanding securities;

(e) except in the ordinary course of business, sold or transferred, or agreed to sell or transfer, any of its Assets, or canceled, or agreed to cancel, any debts or claims;

(f) except in the ordinary course of business, entered or agreed to enter into any agreement or arrangement granting any preferential rights to purchase any of its Assets, or requiring the consent of any party to the transfer and assignment of any of its Assets;

(g) suffered any Losses or waived any rights of value which in either event in the aggregate are material considering Buyer’s business as a whole, except as are disclosed in Schedule 4.20 of Buyer’s Disclosure Supplement;

(h) except in the ordinary course of business or as disclosed in Schedule 4.20(h) to Buyer’s Disclosure Supplement, made or permitted any amendment or termination of any Contract, agreement or license to which it is a party if such amendment or termination is material considering Buyer’s business as a whole;

(i) except in accordance with Buyer’s normal and usual practice, or as required by Law or by Contract, or as noted in Schedule 4.20(i) to Buyer’s Disclosure Supplement, made any accrual or arrangement for or payment of bonuses or special compensation of any kind or any severance or termination pay to any present or former officer or employee;

(j) except in accordance with normal and usual practice, increased the rate of compensation payable to or to become payable to any of its officers or employees or made any material increase in any profit sharing, bonus, deferred compensation, savings, insurance, pension, retirement or other employee benefit plan, payment or arrangement made to, for or with any of its officers or employees;

(k) received notice that any of its substantial customers has terminated or intends to terminate its relationship, which termination would have a Material Adverse Effect;

(l) failed to operate its business in the ordinary course (other than this Agreement and the transactions contemplated hereby and other than Buyer’s Agreement and Plan of Merger with Kensington Bankshares, Inc. dated as of March 6, 2006 and the transactions contemplated thereby) so as to preserve its business intact and to preserve the goodwill of its customers and others with whom it has business relations;

(m) entered into any other transaction other than in the ordinary course of business; or

(n) agreed, in writing or otherwise, to take any action described in clauses (a) through (m) above.

4.21 Commitments.  Buyer has disclosed in the Exhibits to its annual report on Form 10-K for the year ended December 31, 2005, or in the Exhibits to any subsequently filed quarterly report on Form 10-Q or current report on Form 8-K, all “material contracts” required to be disclosed pursuant to Item 601(b)(10) of Regulation S-K under the 1933 Act.

4.22 Charter and Bylaws.  Schedule 4.22 to Buyer’s Disclosure Supplement contains true and correct copies of the certificate of incorporation or articles of incorporation and bylaws of Buyer and Superior Bank including all amendments thereto, as currently in effect. There will be no changes in such certificates or articles of incorporation or bylaws prior to the Effective Date without the prior written consent of Acquired Corporation.

4.23 Material Contract Defaults.  Except as disclosed on Schedule 4.23 to Buyer’s Disclosure Supplement, neither Buyer nor any of its Subsidiaries is in Default in any material respect under the terms of any material Contract which has or is reasonably likely to have a Material Adverse Effect on Buyer and its Subsidiaries taken as a whole, and, to the Knowledge of Buyer, there is no event which, with notice or lapse of time, or both, may be or become an event of Default under any such material Contract that is reasonably likely to have such a Material Adverse Effect in respect of which adequate steps have not been taken to prevent such a Default from occurring.

4.24 Insurance.  Each of the Buyer and its Subsidiaries has in effect insurance coverage and bonds with reputable insurers which, in respect to amounts, types and risks insured, management of Buyer reasonably believes to be adequate for the type of business conducted by such company, and all of which are identified on Schedule 4.24 to Buyer’s Disclosure Supplement. Neither Buyer nor any of its Subsidiaries is liable for any material retroactive premium adjustment. All insurance policies and bonds are valid, enforceable and in full force and effect, and neither Buyer nor any of its Subsidiaries has received any notice of any material premium increase or cancellation with respect to any of its insurance policies or bonds. Within the last three years, neither Buyer nor any of its Subsidiaries has been refused any insurance coverage which it has sought or applied for, and it has no reason to believe that existing insurance coverage cannot be renewed as and when the same shall expire, upon terms and conditions as favorable as those presently in effect, other than possible increases in premiums that do not result from any extraordinary loss experience. All policies of insurance presently held or policies containing substantially equivalent coverage, to the extent available generally in the market without material increase in cost or change in coverage, will be outstanding and in full force with respect to each of Buyer and its Subsidiaries at all times from the date hereof to the Effective Date.

4.25 Governmental Authorization.  Buyer and its Subsidiaries have all Permits that, to the Knowledge of Buyer, are or will be legally required to enable Buyer and its Subsidiaries to conduct their respective businesses in all material respects as now conducted by Buyer and each of its Subsidiaries.

4.26 [Reserved].

4.27 Regulatory Approvals.  Buyer has no Knowledge of any reason why all requisite regulatory approvals regarding the Merger should not or cannot be obtained.

4.28 Loans; Adequacy of Allowance for Loan Losses.  All reserves for loan losses shown on the December 31, 2005 financial statements of Buyer in the Buyer SEC Reports are adequate (within the meaning of GAAP and applicable regulatory guidelines) in all material respects. To the Knowledge of Buyer, each loan reflected as an Asset on the financial statements of Buyer is the legal, valid and binding obligation of the obligor of each loan, enforceable in accordance with its terms subject to the effect of bankruptcy, insolvency, reorganization, moratorium, or other similar laws relating to creditors’ rights generally and to general equitable principles and complies with all Laws to which it is subject. Buyer does not have in its portfolio any loan exceeding its legal lending limit, and except as disclosed to Acquired Corporation, to the Knowledge of Acquired Corporation, it has no material loans that are delinquent in payment for more than 30 days, substandard, doubtful, loss, or nonperforming.

4.29 Environmental Matters.  Buyer and each of its Subsidiaries are in material compliance with all Environmental Laws, and Buyer has no Knowledge that Buyer or any of its Subsidiaries has not complied with all regulations and requirements promulgated by the Occupational Safety and Health Administration that are applicable to Buyer or any of its Subsidiaries, except, in each case, where such noncompliance has not had or is not reasonably likely to have a Material Adverse Effect on Buyer and its Subsidiaries taken as a whole. To the Knowledge of Buyer, there is no Litigation pending or threatened with respect to any violation or alleged violation of the Environmental Laws. To the Knowledge of Buyer, with respect to Assets of Buyer or any of its Subsidiaries, including any Loan Property of any material loan, (a) there has been no spillage, leakage, contamination or release of any substances for which the appropriate remedial action has not been completed; (b) no owned or leased property is contaminated with or contains any hazardous substance or waste; and (c) there are no underground storage tanks on any premises owned or leased by Buyer or any of its Subsidiaries, where in the case of each of clause (a) and (b) any such condition or occurrence has had or is reasonably likely to have a Material Adverse Effect on Buyer and its Subsidiaries taken as a whole.

4.30 Labor Disputes.  To the Knowledge of Buyer, Buyer and each of its Subsidiaries is in material compliance with all federal and state laws respecting employment and employment practices, terms and conditions of employment, wages and hours. Neither Buyer nor any of its Subsidiaries is or has been engaged in any unfair labor practice, and, to the Knowledge of Buyer, no unfair labor practice complaint against Buyer or any of its Subsidiaries is pending before the National Labor Relations Board. Relations between management of Buyer and its Subsidiaries and the employees are amicable and there have not been, nor to the Knowledge of Buyer, are there presently, any attempts to organize employees, nor to the Knowledge of Buyer, are there plans for any such attempts.

4.31 Derivative Contracts.  Except as disclosed in Section 4.31 to Buyer’s Disclosure Supplement or as entered into in the ordinary course of business subsequent to the date hereof, neither Buyer nor any of its Subsidiaries is a party to or has agreed to enter into a swap, forward, future, option, cap, floor or collar financial contract, or any other interest rate or foreign currency protection contract or derivative security (“Derivative Contract”) not included in Buyer’s December 31, 2005 financial statements in the Buyer SEC Reports (including various combinations thereof). With respect to all agreements currently outstanding pursuant to which Buyer or any of its Subsidiaries has purchased securities subject to an agreement to resell, Buyer or such Subsidiary has a security interest in the securities or other collateral securing such agreement, and the value of such collateral at the date such agreement was entered into equals or exceeds the amount of the debt secured thereby. Neither Buyer nor any of its Subsidiaries has pledged collateral in excess of the amount required under any interest rate swap, repurchase agreement, Derivative Contract or other similar agreement currently outstanding.

4.32 Accounting, Tax and Regulatory Matters.  Neither Buyer nor any of its Subsidiaries has taken any action or has any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the transactions provided for herein, including the Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the Code, or (ii) materially impede or delay receipt of any Consents of Agencies referred to in subsection 8.2 of this Agreement.

4.33 Opinion of Counsel.  Buyer has no Knowledge of any facts that would preclude issuance of the opinion of counsel referred to in Section 9.4.

4.34  Transactions with Management.  Buyer has disclosed in Buyer’s proxy statement dated April 17, 2006 with respect to its regular 2006 annual meeting of stockholders all matters required to be disclosed pursuant to Item 404 of Regulation S-K under the 1933 Act, “Certain Relationships and Related Transactions”.

4.35 Accounting Controls.  Buyer and its Subsidiaries have devised and maintained systems of internal accounting control sufficient to provide reasonable assurances that: (i) all material transactions are executed in accordance with general or specific authorization of the Board of Directors of Buyer and the duly authorized executive officers of Buyer or the applicable Subsidiary of Buyer; (ii) all material transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP with respect to Buyer or the applicable Subsidiary of Buyer or any other criteria applicable to such financial statements, and to maintain proper accountability for items therein; (iii) access to the material Assets of Buyer and its Subsidiaries is permitted only in accordance with general or specific authorization of the Board of Directors of Buyer and the duly authorized executive officers; and (iv) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate actions taken with respect to any differences.

4.36 Deposit Insurance.  The deposit accounts of Superior Bank are insured by the FDIC in accordance with the provisions of the FDIC Act. Superior Bank has paid all regular premiums and special assessments and filed all reports required under the FDIC Act.

4.37 Collective Bargaining.  There are no labor contracts, collective bargaining agreements, letters of undertakings or other arrangements, formal or informal, between any Buyer or any of its Subsidiaries and any union or labor organization covering the employees of Buyer or of any of its Subsidiaries and none of said employees are represented by any union or labor organization.

4.38 Opinion of Counsel.  Buyer has no Knowledge of any facts that would preclude issuance of the opinion of counsel referred to in Section 9.4.

ARTICLE 5

REPRESENTATIONS, WARRANTIES AND COVENANTS OF ACQUIRED CORPORATION

Acquired Corporation represents, warrants and covenants to and with Buyer, as follows:

5.1 Organization.  Acquired Corporation is a Delaware corporation, and the Bank is an Alabama state-chartered bank. Each is duly organized, validly existing and in good standing under the respective Laws of its jurisdiction of incorporation and has all requisite power and authority to carry on its business as it is now being conducted and is qualified to do business in every jurisdiction in which the character and location of the Assets owned by it or the nature of the business transacted by it requires qualification or in which the failure to qualify could, individually, or in the aggregate, have a Material Adverse Effect.

5.2 Capital Stock.  As of April 28, 2006, the authorized capital stock of Acquired Corporation consisted of (A) 20,000,000 shares of common stock, $.10 par value per share, 8,892,926 shares of which were issued and outstanding at such date, which amount excludes 104,955 shares held by Acquired Corporation as treasury shares, and (B) 200,000 shares of Preferred Stock, $0.001 par value per share, none of which was issued and outstanding at such date. All of such shares which are outstanding are validly issued, fully paid and nonassessable under the DGCL and not subject to preemptive rights. As of April 28, 2006, such 8,892,926 shares included 85,980 shares of $.01 par value Acquired Corporation common stock that had been issued to the ESOP (as defined in Section 6.4 hereof) and were outstanding, and which secured a loan to the ESOP and had not been allocated to ESOP participants and therefore are shown as “unearned ESOP common stock” on Acquired Corporation’s balance sheet in its annual report on Form 10-K as of December 31, 2005. As of March 31, 2006, Acquired Corporation had 1,781,687 shares of its common stock subject to exercise at any time pursuant to outstanding stock options under its stock option plans or pursuant to outstanding warrants. Except for the foregoing, Acquired Corporation does not have any other arrangements or commitments obligating it to issue shares of its capital stock or any securities convertible into or having the right to purchase shares of its capital stock, including the grant or issuance of Acquired Corporation Options.

5.3 Subsidiaries.  Acquired Corporation has no direct Subsidiaries other than the Bank and the Subsidiaries shown on Schedule 5.3 to Acquired Corporation’s Disclosure Supplement. Acquired Corporation owns all of the issued and outstanding capital stock of the Bank and its other Subsidiaries, including without limitation the Trust, free and clear of any liens, claims or encumbrances of any kind. All of the issued and outstanding shares of capital stock of the Subsidiaries have been validly issued and are fully paid and non-assessable. As of December 31, 2005, there were 400,000 shares of the Class A common stock, par value $1.00 per share, authorized of the Bank, 38,778 of which were issued and outstanding and wholly owned by Acquired Corporation, and 5,000 shares of the Class B common stock, par value $1.00 per share, authorized of the Bank, none of which was issued or outstanding. The Bank has no arrangements or commitments obligating it to issue shares of its capital stock or any securities convertible into or having the right to purchase shares of its capital stock. Other than the pledge of the Bank’s stock under the Line of Credit, there are no arrangements or commitments by which any Acquired Corporation Company is or may be bound to transfer any shares of the capital stock of any Acquired Corporation Company. Other than the Line of Credit, there are no arrangements or commitments relating to the rights of any Acquired Corporation Company to vote or dispose of any shares of the capital stock of any Acquired Corporation Company.

5.4 SEC Filings and Financial Statements.  Since December 31, 2003, Acquired Corporation has filed all forms, reports and documents with the SEC required to be filed by it pursuant to the federal securities Laws and SEC rules and regulations thereunder (the “Acquired Corporation SEC Reports”), each of which complied as to form, at the time such form, report or document was filed (and subject to any subsequent amendments thereto), in all material respects with the applicable requirements of the 1933 Act, the 1934 Act and the applicable rules and regulations thereunder. To the Knowledge of the Acquired Corporation, and except as disclosed in the Acquired Corporation Disclosure Supplement each member of its board of directors has filed all forms, reports and documents with the SEC required to be filed by him pursuant to the federal securities Laws and SEC rules and regulations thereunder. As of their respective dates, none of the Acquired Corporation SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading, except as disclosed in the Acquired Corporation Disclosure Supplement. Except as disclosed in the Acquired Corporation Disclosure Supplement, each of the balance sheets in the Acquired Corporation SEC Reports (including the related notes and schedules, and subject to any subsequent amendments to such Acquired Corporation SEC Reports) fairly presents the financial condition of the entity or entities to which it relates for the periods set forth therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments that are not material in amount or effect), in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except as may be noted therein. Acquired Corporation has no material obligations or liabilities (contingent or otherwise) except as disclosed in the Acquired Corporation Disclosure Supplement. For purposes of this paragraph, “material” shall have the meaning of such term as defined under the 1933 Act, the 1934 Act and the rules promulgated thereunder.

5.5 Absence of Certain Changes or Events.  Except as set forth on Schedule 5.5 to Acquired Corporation’s Disclosure Supplement, since December 31, 2005, no Acquired Corporation Company has

(a) issued, delivered or agreed to issue or deliver any stock, bonds or other corporate securities (whether authorized and unissued or held in the treasury) except shares of common stock issued upon the exercise of existing Acquired Corporation Options and Acquired Corporation Warrants;

(b) borrowed or agreed to borrow any funds or incurred, or become subject to, any Liability (absolute or contingent) except borrowings, obligations (including purchase of federal funds) and Liabilities incurred in the ordinary course of business and consistent with past practice;

(c) paid any material obligation or Liability (absolute or contingent) other than current Liabilities reflected in or shown on the most recent balance sheet in the Acquired Corporation SEC Reports and current Liabilities incurred since that date in the ordinary course of business and consistent with past practice;

(d) except as necessary in order to enable Acquired Corporation to pay the special dividend contemplated by Section 6.2(k) hereof or for any Acquired Corporation Company to pay dividends to enable Acquired Corporation to meet its obligations as they come due, declared or made, or agreed to declare or make, any payment of dividends or distributions of any Assets of any kind whatsoever to stockholders, or purchased or redeemed, or agreed to purchase or redeem, directly or indirectly, or otherwise acquire, any of its outstanding securities;

(e) except in the ordinary course of business, sold or transferred, or agreed to sell or transfer, any of its Assets, or canceled, or agreed to cancel, any debts or claims;

(f) except in the ordinary course of business, entered or agreed to enter into any agreement or arrangement granting any preferential rights to purchase any of its Assets, or requiring the consent of any party to the transfer and assignment of any of its Assets;

(g) suffered any Losses or waived any rights of value which in either event in the aggregate are material considering its business as a whole and are disclosed in the Acquired Corporation SEC Reports;

(h) except in the ordinary course of business, made or permitted any amendment or termination of any Contract, agreement or license to which it is a party if such amendment or termination is material considering its business as a whole;

(i) except in accordance with normal and usual practice or as required by Law or Contract, made any accrual or arrangement for or payment of bonuses or special compensation of any kind or any severance or termination pay to any present or former officer or employee;

(j) except in accordance with normal and usual practice, increased the rate of compensation payable to or to become payable to any of its officers or employees or made any material increase in any profit sharing, bonus, deferred compensation, savings, insurance, pension, retirement or other employee benefit plan, payment or arrangement made to, for or with any of its officers or employees;

(k) as of April 28, 2006, received notice that any of its substantial customers has terminated or intends to terminate its relationship, which termination would have a Material Adverse Effect;

(l) failed to operate its business in the ordinary course (other than this Agreement and the transactions contemplated hereby) so as to preserve its business intact and to preserve the goodwill of its customers and others with whom it has business relations;

(m) entered into any other transaction other than in the ordinary course of business; or

(n) agreed, in writing or otherwise, to take any action described in clauses (a) through (m) above.

Between the date hereof and the Effective Date, no Acquired Corporation Company, without the express written approval of Buyer, will do any of the things listed in clauses (a) through (n) of this Section 5.5 except as permitted therein or as contemplated in this Agreement, or disclosed in the Acquired Corporation Disclosure Supplement and no Acquired Corporation Company will enter into or amend any material Contract wherein either the Acquired Corporation Company has an obligation to pay or the other party thereto has an obligation to provide goods or services, in either case in excess of $100,000 during the term thereof, other than Loans or renewals thereof entered into in the ordinary course of business, without the express written consent of Buyer.

5.6 Title and Related Matters.

(a) Title.  Each Acquired Corporation Company has good and marketable title to all Assets that are material to the business of the Acquired Corporation Companies taken as a whole, reflected in the most recent financial statement in the Acquired Corporation SEC Reports, or acquired after the date of such financial statement (except Assets sold or otherwise disposed of since such date, in the ordinary course of business or as disclosed in the Acquired Corporation Disclosure Supplement), free and clear of all mortgages, Liens, pledges, charges or encumbrances except (i) mortgages and other encumbrances referred to in the notes to such balance sheet, (ii) Liens for current Taxes not yet due and payable and (iii) such imperfections of title and easements as do not materially interfere with the present use of the properties subject thereto or affected thereby, or otherwise materially impair present business operations at such properties. To the Knowledge of Acquired Corporation, the material structures and equipment of each Acquired Corporation Company comply in all material respects with the requirements of all applicable Laws.

(b) Leases.  Schedule 5.6(b) to Acquired Corporation’s Disclosure Supplement sets forth a list and description of all real and personal property owned or leased by any Acquired Corporation Company, either as lessor or lessee, all of which are in full force and effect and under which no breach or Default on the part of such Acquired Corporation Company or, to the Knowledge of Acquired Corporation, any other party has occurred or is continuing.

(c) Depreciation Schedule.  Schedule 5.6(c) to Acquired Corporation’s Disclosure Supplement sets forth a depreciation schedule for financial reporting purposes of each Acquired Corporation Company’s fixed Assets as of March 31, 2006.

(d) Computer Hardware and Software.  Schedule 5.6(d) to Acquired Corporation’s Disclosure Supplement contains a description of all material agreements relating to data processing computer software and hardware now being used in the business operations of any Acquired Corporation Company. Acquired Corporation has no Knowledge of any defects, irregularities or problems with any of its computer hardware or software which renders such hardware or software unable to reasonably perform the tasks and functions to be performed by them in the business of any Acquired Corporation Company. Except as set forth in Schedule 5.6(d) to Acquired Corporation’s Disclosure Supplement, each applicable Acquired Corporation Company owns or has the uncontested right, and after the Effective Date will continue to own or have the uncontested right, to use all such computer software and hardware.

5.7 Commitments.  Acquired Corporation has disclosed in the Exhibits to its annual report on Form 10-K for the year ended December 31, 2005, or in the Exhibits to any subsequently filed quarterly report on Form 10-Q or current report on Form 8-K, all “material contracts” required to be disclosed pursuant to Item 601(b)(10) of Regulation S-K under the 1933 Act.

5.8 Charter and Bylaws.  Schedule 5.8 to Acquired Corporation’s Disclosure Supplement contains true and correct copies of the certificate of incorporation or articles of incorporation and bylaws of each Acquired Corporation Company, including all amendments thereto, as currently in effect. There will be no changes in such articles of incorporation or bylaws prior to the Effective Date without the prior written consent of Buyer.

5.9 Litigation; Compliance with Laws.  Except as described in Schedule 5.9 of the Acquired Corporation’s Disclosure Supplement, there is no Litigation (whether or not purportedly on behalf of Acquired Corporation) pending or, to the Knowledge of Acquired Corporation, threatened against or affecting any Acquired Corporation Company (nor does Acquired Corporation have Knowledge of any facts which are reasonably likely to give rise to any such Litigation) at law or in equity, or before or by any governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, or before any arbitrator of any kind, which is reasonably likely to result in any judgment or Liability not fully covered by insurance in excess of a reasonable deductible amount or which may have a Material Adverse Effect on the Acquired Corporation Companies as a whole, and no Acquired Corporation Company is in Default with respect to any judgment, order, writ, injunction, decree, award, rule or regulation of any court, arbitrator or governmental department, commission, board, bureau, agency or instrumentality, which Default would have a Material Adverse Effect on the Acquired Corporation Companies as a whole. Except as disclosed in Schedule 5.9 to Acquired Corporation’s Disclosure Supplement, to the Knowledge of Acquired Corporation, each Acquired Corporation Company has complied in all material respects with all material applicable Laws and Regulations including without limitation those imposing Taxes and those related to consumer finance, commercial banking, and the sale of non-deposit investment and insurance products, of any applicable jurisdiction and of all states, municipalities, other political subdivisions and Agencies, in respect of the ownership of its Assets and the conduct of its business, except where such noncompliance would not have a Material Adverse Effect on the Acquired Corporation Companies as a whole.

5.10 Material Contract Defaults.  Except as disclosed on Schedule 5.10 to Acquired Corporation’s Disclosure Supplement, no Acquired Corporation Company is in Default in any material respect under the terms of any material Contract which default has or is reasonably likely to have a Material Adverse Effect on the Acquired Corporation Companies as a whole and, to the Knowledge of Acquired Corporation, there is no event which, with notice or lapse of time, or both, which is reasonably likely to or will become an event of Default under any such material Contract that is reasonably likely to have such a Material Adverse Effect in respect of which adequate steps have not been taken to prevent such a Default from occurring.

5.11 No Conflict with Other Instrument.  Upon the receipt of all required Consents, the consummation of the transactions contemplated by this Agreement will not result in the breach of any term or provision of or constitute a Default under any material Contract indenture, mortgage, deed of trust, lease identified on Schedule 5.6(b) to Acquired Corporation’s Disclosure Supplement or other material agreement or instrument to which any Acquired Corporation Company is a party and will not conflict with any provision of the charter or bylaws of any Acquired Corporation Company.

5.12 Governmental Authorization.  Each Acquired Corporation Company has all Permits that, to the Knowledge of Acquired Corporation, are required to enable any Acquired Corporation Company to conduct its business in all material respects as now conducted by each Acquired Corporation Company.

5.13 Absence of Regulatory Communications.  Except as provided in Schedule 5.13 to Acquired Corporation’s Disclosure Supplement, no Acquired Corporation Company is subject to, nor has any Acquired Corporation Company received during the past two years, any written communication directed specifically to it from any Agency to which it is or has been subject or pursuant to which such Agency has imposed or has indicated it is reasonably likely to impose any material restrictions on the operations of it or the business conducted by it or taken any other action with respect to any Acquired Corporation Company which has had or is reasonably likely to have a Material Adverse Effect upon the Acquired Corporation Companies taken as a whole.

5.14 Absence of Material Adverse Change.  Except as disclosed in Schedule 5.14 to Acquired Corporation’s Disclosure Supplement, since December 31, 2005, there have been no events, changes or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Acquired Corporation Companies taken as a whole. For purposes of this Section 5.14, Material Adverse Effect shall exclude any changes in results of operations, cash flows, stockholders’ equity or financial condition resulting from items excluded from the definition of Net Worth.

5.15 Insurance.  Each Acquired Corporation Company has in effect insurance coverage and bonds with reputable insurers, which, in respect to amounts, types and risks insured, management of Acquired Corporation reasonably believes to be adequate for the type of business conducted by such company, and all of which are identified on Schedule 5.15 to Acquired Corporation’s Disclosure Supplement. No Acquired Corporation Company is liable for any material retroactive premium adjustment. All insurance policies and bonds are valid, enforceable and in full force and effect, and no Acquired Corporation Company has received any notice of any material premium increase or cancellation with respect to any of its insurance policies or bonds. Within the last three years, no Acquired Corporation Company has been refused any insurance coverage which it has sought or applied for. All policies of insurance presently held or policies containing substantially equivalent coverage, to the extent available generally in the market without material increase in cost or change in coverage, will be outstanding and in full force with respect to each Acquired Corporation Company at all times from the date hereof to the Effective Date.

5.16 Pension and Employee Benefit Plans; Employees.

(a) Schedule 5.16(a) to Acquired Corporation’s Disclosure Supplement sets forth a true, complete and correct list of all “employee benefit plans” as defined by Section 3(3) of ERISA (whether or not such plans are subject to ERISA), and all bonus, incentive compensation, deferred compensation, profit sharing, stock option, restricted stock, stock appreciation right, stock bonus, stock purchase, supplemental retirement, life insurance, or any other employee benefit plans, programs or arrangements (whether written or oral, qualified or nonqualified), and all employment, consulting, retention, termination, severance or other contracts or arrangements, whether legally enforceable or not, and any trust, escrow or other agreement related thereto, to which any Acquired Corporation Company or any ERISA Affiliate thereof is a party which (i) is now or was for the last six (6) years maintained or contributed to by any Acquired Corporation Company or an ERISA Affiliate thereof (as hereinafter defined), or (ii) with respect to which any Acquired Corporation Company or any ERISA Affiliate thereof has any obligations to any current or former officer, employee, consultant or independent contractor, leased employee or the dependents of any thereof, regardless of whether funded, or (iii) which could result in the imposition of any liability or obligation of any kind or nature, and whether or not now due or to become due to any Acquired Corporation Company or any ERISA Affiliate thereof (all of the above shall be collectively referred to as the “Employee Plans”).

(b) For each Employee Plan, Acquired Corporation has heretofore provided or made available to Buyer true and correct copies of each of the following documents, as applicable: (i) the Employee Plan document and where such Employee Plan is unwritten, a written description of the material terms thereof, (ii) the actuarial report or financial statements, if any, for such Employee Plan for each of the last three (3) years, (iii) the most recent determination letter from the Internal Revenue Service (the “IRS”) for such Employee Plan, (iv) the IRS Form 5500 annual reports for such Employee Plan for the 2003 and 2004 plan years and Acquired Corporation will provide Buyer with any 2005 plan year IRS Form 5500 annual reports filed with respect to such Employee Plan as soon as administratively practicable following the filing of such annual report with the appropriate Agency, (v) all personnel, payroll and employment manuals, handbooks and policies, and (iv) the most recent summary plan description and related summaries of material modifications.

(c) Except as set forth in Schedule 5.16(c) to the Acquired Corporation’s Disclosure Supplement, neither the Acquired Corporation, any Acquired Corporation Company nor any ERISA Affiliate has been liable at any time for contributions to (i) a plan or program that is, or has been at any time, subject to Section 412 of the Code, Section 302 of ERISA and/or Title IV of ERISA or (ii) a “multiemployer plan” (as defined in Section 3(39) of ERISA). Schedule 5.16(c) to Acquired Corporation’s Disclosure Supplement also indicates whether (i) any Employee Plan has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA, (ii) Acquired Corporation, any Acquired Corporation Company or any ERISA Affiliate has an outstanding funding waiver, (iii) Acquired Corporation, any Acquired Corporation Company or any ERISA Affiliate is required to provide security for any Employee Plan pursuant to Section 401(a)(29) of the Code or (iv) if, and to the extent, any unfunded liabilities (past, present or future) exist with respect to any Employee Plan.

(d) Except as set forth in Schedule 5.16(d) to the Acquired Corporation’s Disclosure Supplement, the form and operation of all Employee Plans are in all material respects in compliance with the applicable provisions of ERISA, the Code, and any other applicable laws, including the Americans with Disabilities Act of 1990, the Family Medical Leave Act of 1993 and the Health Insurance Portability and Accountability Act of 1996, and such Employee Plans have been operated in all material respects in compliance with such laws and the written Employee Plan documents. To the Knowledge of Acquired Corporation, no Acquired Corporation Company or any fiduciary of an Employee Plan has violated the requirements of Section 404 of ERISA with respect to any Employee Plan. All required reports (including IRS Form 5500 annual reports and summary annual reports) have been (when required) timely filed with the IRS and the United States Department of Labor (the “DOL”). To the Knowledge of Acquired Corporation, all summary plan descriptions and summaries of material modifications and other notices required by ERISA or the Code with respect to the Employee Plans have been timely distributed as required to all participants, alternate payees and beneficiaries, and all such summary plan descriptions, summaries of material modifications and other notices have complied and currently comply with applicable Law and are consistent with the terms and provisions of the corresponding written Employee Plan documents. To the Knowledge of Acquired Corporation, there have been no prohibited transactions with respect to the Employee Plans that will or could reasonably likely result in a Material Adverse Effect on any Acquired Corporation Company. Any contributions, including salary deferrals, required to be made under the terms of any of the Employee Plans by Acquired Corporation as of the Effective Date of the Merger have been timely made.

(e) Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS, and Acquired Corporation is not aware of any circumstances that will or could reasonably result in revocation of any such favorable determination letter. Each trust created under any Employee Plan has been determined to be exempt from taxation under Section 501(a) of the Code, and to the Knowledge of Acquired Corporation there are no circumstances that will or could reasonably result in a revocation of such exemption. Each Employee Plan that is an employee welfare benefit plan (as defined in Section 3(1) of ERISA) that utilizes a funding vehicle described in Section 501(c)(9) of the Code or is subject to the provisions of Section 505 of the Code has been the subject of a notification by the IRS that such funding vehicle qualifies for tax-exempt status under Section 501(c)(9) of the Code or that the Employee Plan complies with Section 505 of the Code, unless the IRS does not, as a matter of policy, issue such notification with respect to the particular type of funding vehicle. With respect to each Employee Plan, to the Knowledge of Acquired Corporation no event has occurred or condition exists that will or could give rise to a loss of any intended tax consequence or to any tax under Section 511 of the Code.

(f) Except as disclosed on Schedule 5.16(f) of Acquired Corporation’s Disclosure Supplement, there are no pending claims, lawsuits or actions relating to any Employee Plan (other than ordinary course claims for benefits) and, to the best knowledge of Acquired Corporation, none are threatened.

(g) No written or oral representations have been made, and no Employee Plans provide, for the continuation of medical, dental, life or disability insurance coverage for any period of time beyond the earlier of (i) the end of the current plan year, or (ii) the termination of employment (except to the extent of coverage required under COBRA), except as provided in any Contracts disclosed in the Acquired Corporation Disclosure Supplement.

(h) Except as disclosed on Schedule 5.16(h) of Acquired Corporation’s Disclosure Supplement and except for the possibility of full vesting of plan account balances which may be necessitated by Section 411(d)(3) of the Code in order for tax-qualified status to be retained, the consummation of the transactions contemplated by this Agreement will not accelerate the time of vesting, of payment, or increase the amount, of compensation to any employee, officer, former employee or former officer of any Acquired Corporation Company or any ERISA Affiliate. Except as disclosed in Schedule 5.16(h) to Acquired Corporation’s Disclosure Supplement, no wages, salaries, compensation, bonus, pension or other payments to any employee, affiliate, officer, director or broker of any Acquired Corporation Company or any ERISA Affiliate will be triggered by or result from the consummation of the transactions contemplated by this Agreement. Except as disclosed in the Acquired Corporation Disclosure Supplement, no Employee Plan or other Contracts, including those contemplated in this Agreement, provide for payments or other benefits that would be triggered by the consummation of the transactions contemplated by this Agreement that would subject any person to excise tax under Section 4999 of the Code (i.e., “golden parachute” taxes), and no action otherwise has been taken to accelerate payments or vesting and no agreement entered into by Acquired Corporation, any Acquired Corporation Company or ERISA Affiliate within the prior 12 months that would be treated as a parachute payment as defined in Section 280G of the Code. All compensation amounts that have been paid or are payable are or will become deductible by Acquired Corporation or Buyer pursuant to Section 162(m) of the Code.

(i) Acquired Corporation, any Acquired Corporation Company and any ERISA Affiliate thereof have at all times complied and currently comply in all material respects with the applicable continuation requirements for their group health plans, including (1) Section 4980B of the Code and Sections 601 through 608, inclusive, of ERISA, which provisions are referred to collectively as “COBRA” and (2) any applicable state statutes mandating health insurance continuation coverage for employees. Schedule 5.16(i) to Acquired Corporation’s Disclosure Supplement lists all of the former employees of Acquired Corporation, any Acquired Corporation Company or any ERISA Affiliate thereof and their beneficiaries who have elected or are eligible to elect COBRA continuation of health insurance coverage under any Employee Plan offering group health insurance benefits.

(j) Except as disclosed in Schedule 5.16(j) to Acquired Corporation’s Disclosure Supplement, neither Acquired Corporation, any Acquired Corporation Company nor any ERISA Affiliate has incurred any liability to the DOL, the Pension Benefit Guaranty Corporation (the “PBGC”) or the IRS in connection with any of the Employee Plans, and, to the Knowledge of Acquired Corporation, except as disclosed in Schedule 5.16(j) to Acquired Corporation’s Disclosure Supplement, no condition exists that presents a risk to Acquired Corporation, any Acquired Corporation Company or any ERISA Affiliate of incurring any liability to the DOL, the PBGC or the IRS.

(k) For the purpose of this Section 5.16, the term “ERISA Affiliate” shall mean (i) any related company or trade or business that is required to be aggregated with Acquired Corporation or any Acquired Corporation Company under Code Sections 414(b), (c), (m) or (o); (ii) any other company, entity or trade or business that has adopted or has ever participated in any Employee Plan; and (iii) any predecessor or successor company or trade or business of Acquired Corporation or any entity described in this Section 5.16(k).

(l) Acquired Corporation, each Acquired Corporation Company and any ERISA Affiliate have properly classified individuals providing services to such entities as independent contractors or employees, as the case may be for purposes of eligibility to participate in the Employee Plans and such classifications have not been challenged by the IRS.

(m) Except as disclosed in Schedule 5.16(m) to the Acquired Corporation Disclosure Supplement, no lien, security interests or other encumbrances exist with respect to any of the assets of Acquired Corporation, any

Acquired Corporation Company or any ERISA Affiliate that were imposed pursuant to the terms of the Code or ERISA and, to the Knowledge of Acquired Corporation, no condition exists or could occur that would result in the imposition of such liens, security interests or encumbrances arising from or relating to the Employee Plans.

(n) Schedule 5.16(n) to Acquired Corporation’s Disclosure Supplement contains a list of all of the employees of Acquired Corporation, any Acquired Corporation Company and any ERISA Affiliate, their current salary or wage rates, bonus and other compensation, including stock options and stock grants, benefit arrangements, accrued sick days, vacation days and holidays, period of service, department and a job title or other summary of the responsibilities of such employees. Schedule 5.16(n) also indicates whether such employees are part-time, full-time or on a leave of absence and the type of leave. All employees are employees at-will, unless otherwise specified in Schedule 5.16(n). Except as disclosed on Schedule 5.16(n) to the Acquired Corporation Disclosure Supplement, Acquired Corporation, any Acquired Corporation Company and any ERISA Affiliate, is not a party to any oral (express or implied) or written (i) employment agreement, (ii) consulting agreement, or (iii) independent contractor agreement with any individual or entity.

(o) To the Knowledge of Acquired Corporation, no Acquired Corporation Company is delinquent in payments to any of its employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed for it or any other amounts required to be reimbursed to such employees (including accrued paid time off, accrued vacation, accrued sick leave and other benefits) or in the payment to the appropriate governmental authority of all required taxes, insurance, social security and withholding thereon; and as of the Effective Date of the Merger, no Acquired Corporation Company will have an obligation or liability to any of its employees or to any governmental authority for any such matters.

5.17 Buy-Sell Agreement.  To the Knowledge of Acquired Corporation, there are no agreements among any of its stockholders granting to any person or persons a right of first refusal in respect of the sale, transfer, or other disposition of shares of outstanding securities by any stockholder of Acquired Corporation, any similar agreement or any voting agreement or voting trust in respect of any such shares.

5.18 Brokers.  Except for services provided by FIG Partners, L.L.C., which has been retained by Acquired Corporation and the arrangements with which, including fees, have been disclosed to Buyer prior to the date hereof, all negotiations relative to this Agreement and the transactions contemplated by this Agreement have been carried on by Acquired Corporation directly with Buyer and without the intervention of any other person, either as a result of any act of Acquired Corporation, or otherwise, in such manner as to give rise to any valid claim against Acquired Corporation for a finder’s fee, brokerage commission or other like payment.

5.19 Approval of Agreements.  The board of directors of Acquired Corporation has approved this Agreement and the transactions contemplated by this Agreement and has authorized the execution and delivery by Acquired Corporation of this Agreement. As of the date of this Agreement, Acquired Corporation’s Board of Directors has by the majority vote of the members of Acquired Corporation’s Board of Directors determined (a) that this Agreement and the transactions contemplated hereby, including the Merger, are advisable to and in the best interests of Acquired Corporation and its stockholders, (b) to submit this Agreement for approval and adoption by the stockholders of Acquired Corporation and to declare the advisability of this Agreement, and (c) to recommend that the stockholders of Acquired Corporation adopt and approve this Agreement and the transactions contemplated hereby, including the Merger (collectively, the “Acquired Corporation’s Board of Directors Recommendation”).

5.20 Disclosure.  No representation or warranty, nor any written statement or certificate furnished or to be furnished to Buyer by Acquired Corporation, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained in this Agreement or in any such statement or certificate not misleading.

5.21 Registration Statement.  (a) Acquired Corporation shall furnish all information to Buyer with respect to any Acquired Corporation Company including financial statements of Acquired Corporation as Buyer may reasonably request for inclusion in the Registration Statement, the Buyer Proxy Statement and the Buyer’s application for listing on NASDAQ of Buyer’s Common Stock to be registered by the Registration Statement, and such information and financial statements shall satisfy the requirements of SEC Form S-4 and SEC Regulation S-X under the 1933 Act, as applicable.

(b) None of the information supplied or to be supplied by Acquired Corporation for inclusion in the Registration Statement to be filed by Buyer with the SEC will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not misleading. None of the information supplied by Acquired Corporation or to be supplied to Buyer’s or Acquired Corporation’s stockholders in the proxy statement/prospectus used in connection with the Stockholders’ Meetings, and any other documents to be filed by Acquired Corporation with the SEC, or any other Agency in connection with the transactions contemplated hereby will, at the respective time such documents are filed and with respect to the Acquired Corporation Proxy Statement, when first mailed to the stockholders of Acquired Corporation, and with respect to the Buyer Proxy Statement when first mailed to the stockholders of Buyer, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, not misleading, or in the case of the Acquired Corporation Proxy Statement or any amendment thereof or supplement thereto, at the time of the Acquired Corporation Stockholders’ Meetings, and in the case of the Buyer Proxy Statement or any amendment thereof or supplement thereto, at the time of the Buyer Stockholders’ Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the respective Stockholders’ Meetings.

5.22 Loans; Allowance for Possible Loan Losses.  Except as disclosed in Schedule 5.22 to Acquired Corporation’s Disclosure Supplement, the allowance for possible loan, securities or credit losses (the “Allowance”) shown on the consolidated balance sheets of Acquired Corporation in the Acquired Corporation SEC Reports dated prior to the date of this Agreement was as of the dates thereof, adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) in all material respects.

To the Knowledge of Acquired Corporation, each loan reflected as an Asset on the financial statements of Acquired Corporation in the Acquired Corporation SEC Reports is the legal, valid and binding obligation of the obligor of each loan, enforceable in accordance with its terms subject to the effect of bankruptcy, insolvency, reorganization, moratorium, or other similar laws relating to creditors’ rights generally and to general equitable principles and the absence of indemnity and contribution and complies with all Laws to which it is subject. Acquired Corporation does not have in its portfolio any loan exceeding its legal lending limit, and except as disclosed on Schedule 5.22 to Acquired Corporation’s Disclosure Supplement, to the Knowledge of Acquired Corporation, it has no material loans that are delinquent in payment for more than 30 days, substandard, doubtful, loss, or nonperforming.

5.23 Environmental Matters.  Except as provided in Schedule 5.23 to Acquired Corporation’s Disclosure Supplement, to the Knowledge of Acquired Corporation, each Acquired Corporation Company is in material compliance with all Laws and other governmental requirements relating to the generation, management, handling, transportation, treatment, disposal, storage, delivery, discharge, release or emission of any waste, pollution, or toxic or hazardous substance (the “Environmental Laws”), and Acquired Corporation has no Knowledge that any Acquired Corporation Company has not complied in all material respects with all regulations and requirements promulgated by the Occupational Safety and Health Administration that are applicable to any Acquired Corporation Company, except, in each case, where such noncompliance has not had or is not reasonably likely to have a Material Adverse Effect on the Acquired Corporation Companies taken as a whole. To the Knowledge of Acquired Corporation, there is no Litigation pending or threatened with respect to any violation or alleged violation of the Environmental Laws. To the Knowledge of Acquired Corporation, with respect to Assets of any Acquired Corporation Company, including any Loan Property of any material loan, (a) there has been no spillage, leakage, contamination or release of any substances for which the appropriate remedial action has not been completed; (b) no owned or leased property is contaminated with or contains any hazardous substance or waste; and (c) there are no underground storage tanks on any premises owned or leased by any Acquired Corporation Company, where, in the case of each of clause (a) and (b) any such condition or occurrence has had or is reasonably likely to have a Material Adverse Effect on the Acquired Corporation Companies taken as a whole.

5.24 Taxes.  All Tax returns required to be filed by or on behalf of Acquired Corporation have been timely filed (or requests for extensions therefor have been timely filed and granted and have not expired), and all returns filed are complete and accurate in all material respects, or appropriate reserves established, except as may be disclosed in the Acquired Corporation Disclosure Supplement. All Taxes shown on these returns to be due and all additional assessments received have been paid or will be paid before the date on which they would be delinquent. Except as disclosed in the Acquired Corporation Disclosure Supplement, the amounts recorded for Taxes on the Acquired Corporation SEC Reports referred to in Section 5.4(a) are, to the Knowledge of Acquired Corporation, sufficient in all material respects for the payment of all unpaid federal, state, county, local, foreign and other Taxes (including any interest or penalties) of Acquired Corporation accrued for or applicable to the period ended on the dates thereof, and all years and periods prior thereto and for which Acquired Corporation may at such dates have been liable in its own right or as a transferee of the Assets of, or as successor to, any other corporation or other party. No audit, examination or investigation is presently being conducted or, to the Knowledge of Acquired Corporation, threatened by any taxing authority which is likely to result in a material Tax Liability, no material unpaid Tax deficiencies or additional liability of any sort has been proposed by any governmental representative and no agreements for extension of time for the assessment of any material amount of Tax have been entered into by or on behalf of Acquired Corporation. Acquired Corporation has not executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect. To the Knowledge of Acquired Corporation, each Acquired Corporation Company has withheld from its employees (and timely paid to the appropriate governmental entity) proper and accurate amounts for all periods in material compliance with all Tax withholding provisions of applicable federal, state, foreign and local Laws (including without limitation, income, Social Security and employment Tax withholdings).

5.25 Collective Bargaining.  There are no labor contracts, collective bargaining agreements, letters of undertakings or other arrangements, formal or informal, between any Acquired Corporation Company and any union or labor organization covering any Acquired Corporation Company’s employees and none of said employees are represented by any union or labor organization.

5.26 Labor Disputes.  To the Knowledge of Acquired Corporation, each Acquired Corporation Company is in material compliance with all federal and state laws respecting employment and employment practices, terms and conditions of employment, wages and hours. No Acquired Corporation Company is or has been engaged in any unfair labor practice, and, to the Knowledge of Acquired Corporation, no unfair labor practice complaint against any Acquired Corporation Company is pending before the National Labor Relations Board. Relations between management of each Acquired Corporation Company and the employees are amicable and there have not been, nor to the Knowledge of Acquired Corporation, are there presently, any attempts to organize employees, nor to the Knowledge of Acquired Corporation, are there plans for any such attempts.

5.27 Derivative Contracts.  Except as disclosed in Section 5.27 of the Acquired Corporation Disclosure Supplement or as entered into in the ordinary course of business after the date hereof, no Acquired Corporation Company is a party to or has agreed to enter into a swap, forward, future, option, cap, floor or collar financial contract, or any other interest rate or foreign currency protection contract or derivative security (“Derivative Contract”) not included in Acquired Corporation’s December 31, 2005 financial statements in the Acquired Corporation SEC Reports (including various combinations thereof). With respect to all agreements currently outstanding pursuant to which any Acquired Corporation Company has purchased securities subject to an agreement to resell, such Acquired Corporation Company has a security interest in the securities or other collateral securing such agreement, and the value of such collateral at the date such agreement was entered into equals or exceeds the amount of the debt secured thereby. No Acquired Corporation Company has pledged collateral in excess of the amount required under any interest rate swap, repurchase agreement, Derivative Contract or other similar agreement currently outstanding.

5.28 Accounting, Tax and Regulatory Matters.  No Acquired Corporation Company has taken any action or has any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the transactions provided for herein, including the Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the Code, or (ii) materially impede or delay receipt of any Consents of Agencies referred to in subsection 8.2 of this Agreement.

5.29 Offices.  The headquarters of Acquired Corporation and each other office, branch or facility maintained and operated by each Acquired Corporation Company (including without limitation representative and loan production offices and operations centers) and the locations thereof are listed on Schedule 5.29 to Acquired Corporation’s Disclosure Supplement. None of the Acquired Corporation Companies maintains any other office or branch or conducts business at any other location, or has applied for or received permission to open any additional office or branch or to operate at any other location.

5.30 Data Processing Systems.  Except to the extent indicated on Schedule 5.30 of Acquired Corporation’s Disclosure Supplement, no action will be necessary as a result of the transactions contemplated by this Agreement to enable use by Buyer and its Subsidiaries of the electronic data processing, information, record keeping, communications, telecommunications, hardware, third party software, networks, peripherals, and computer systems, including any outsourced systems and processes, that are used by the Acquired Corporation Companies to the same extent and in the same manner that it has been used by the Acquired Corporation Companies.

5.31 Intellectual Property.  Each of the Acquired Corporation Companies owns or possesses licenses or other rights to use all material patents, copyrights, trade secrets, trade names, service marks, trademarks, computer software and other intellectual property used in its business; and none of the Acquired Corporation Companies has received any notice of any Litigation that is pending or threatened, which challenge the right of any Acquired Corporation Company to the ownership or use of such. Schedule 5.31 to Acquired Corporation’s Disclosure Supplement lists all of the trademarks, trade names, licenses and other intellectual property used to conduct the businesses of the Acquired Corporation Companies. Each of the Acquired Corporation Companies has taken reasonable precautions to safeguard its trade secrets from disclosure to third-parties.

5.32 No Trust Powers.  The Bank does not possess and does not exercise trust powers.

5.33 Regulatory Approvals.  Acquired Corporation has no Knowledge of any reason with respect to the Acquired Corporation Companies why all requisite regulatory approvals regarding the Merger should not or cannot be obtained.

5.34 Opinion of Counsel.  Acquired Corporation has no Knowledge of any facts that would preclude issuance of the opinion of counsel referred to in Section 10.4.

5.35 Anti-takeover Provisions.  Except for state and/or federal bank Laws, no provisions of an anti-takeover nature contained in their respective organizational documents or the provisions of any federal or state “anti-takeover,” “fair price,” “control share acquisition” or similar Laws apply to Acquired Corporation, this Agreement or the Merger. Section 203 of the DGCL will not be applicable to the Merger.

5.36 Transactions with Management.  Disclosed on Schedule 5.36 of the Acquired Corporation’s Disclosure Supplement are all matters required to be disclosed pursuant to Item 404 of Regulation S-K under the 1933 Act, “Certain Relationships and Related Transactions”.

5.37 [Reserved]

5.38 Accounting Controls.  Each of the Acquired Corporation Companies has devised and maintained systems of internal accounting control sufficient to provide reasonable assurances that: (i) all material transactions are executed in accordance with general or specific authorization of the Board of Directors and the duly authorized executive officers of the applicable Acquired Corporation Company; (ii) all material transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP with respect to the applicable Acquired Corporation Company or any other criteria applicable to such financial statements, and to maintain proper accountability for items therein; (iii) access to the material Assets of each of the Acquired Corporation Companies is permitted only in accordance with general or specific authorization of the Board of Directors and the duly authorized executive officers; and (iv) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate actions taken with respect to any differences.

5.39 Deposit Insurance.  The deposit accounts of the Bank are insured by the FDIC in accordance with the provisions of the FDIC Act. The Bank has paid all regular premiums and special assessments and filed all reports required under the FDIC Act.

5.40 Registration Obligations.  Neither of Acquired Corporation or the Bank is under any obligation, contingent or otherwise, which will survive the Merger to register its securities under the 1933 Act or any state securities laws.

ARTICLE 6

ADDITIONAL COVENANTS

6.1 Additional Covenants of Buyer.  Buyer covenants to and with Acquired Corporation as follows:

(a) Operations.  Buyer will conduct its business and the business of each of its Subsidiaries in the ordinary course of business and will use commercially reasonable efforts subject to the terms of this Agreement to maintain its relationships with its depositors, customers and employees. Buyer will not make any material change in its accounting or tax policies or methods of operation, except as required by GAAP or by Law. Buyer will take no action which would (i) materially adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction, or (ii) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement; provided, that the foregoing shall not prevent Buyer from acquiring any Assets or other businesses or from discontinuing or disposing of any of its Assets or business if such action is, in the reasonable judgment of Buyer, desirable in the conduct of the business of Buyer and its Subsidiaries, provided further that such actions shall not materially delay the receipt of any regulatory or governmental or third party approvals or Consents or the Effective Date or materially hinder or delay consummation of the Merger. Buyer will use its reasonable efforts to cause the Merger to be effected at the earliest practicable date, and to take no action or omit to take any action which would cause the Merger not, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code for federal income tax purposes.

(b) Regulatory Approvals and Stockholders’ Meeting.  Buyer will cooperate with the Acquired Corporation in the preparation of any regulatory filings and the Registration Statement. Buyer will file all regulatory applications seeking all necessary regulatory approvals of the transactions contemplated hereby as soon as possible and shall file the Registration Statement as soon as possible and shall actively seek the necessary regulatory approvals and effectiveness of the Registration Statement and will keep informed and copy the Acquired Corporation and its counsel on all filings and correspondence with respect to the regulatory applications and the Registration Statement. Buyer will call as soon as possible and hold a meeting of Buyer’s stockholders for the purpose of approving the Merger and the transactions contemplated hereby, including the issuance and listing on NASDAQ of the shares of Buyer Common Stock issuable in the Merger, and Buyer’s Board of Directors shall recommend that Buyer’s stockholders approve the Merger and the transactions contemplated hereby, including the issuance and listing on NASDAQ of the shares of Buyer Common Stock issuable in the Merger. The only regulatory or governmental consent or approval needed by Buyer and its Superior Bank subsidiary for consummation of the transactions contemplated hereby is approval of the Merger and the Bank Merger (as defined in Section 2.8 hereof) by the Office of Thrift Supervision.

(c) Reports.  Buyer shall furnish to Acquired Corporation:

(i) As soon as practicable, copies of all such financial statements and loan reports as it shall provide the members of its board of directors or to its executive management and of such regular and periodic reports as Buyer may file with the SEC or any other Agency; and

(ii) With reasonable promptness, such additional financial data as Acquired Corporation may reasonably request.

(d) No Control of Acquired Corporation by Buyer.  Notwithstanding any other provision hereof, until the Effective Date, the authority to establish and implement the business policies of Acquired Corporation shall continue to reside solely in Acquired Corporation’s officers and board of directors.

(e) Listing.  Prior to the Effective Date, Buyer shall cause the listing of the shares of Buyer’s Common Stock to be issued in the Merger on the NASDAQ or other quotations system on which such shares are primarily traded.

(f) Employee Benefit Matters.  (i) Upon and following the Effective Date, Buyer shall provide generally to officers and employees of the Acquired Corporation Companies employee benefits under employee benefit and welfare plans (other than stock option or other plans involving the potential issuance of Buyer Common Stock), on terms and conditions which when taken as a whole are substantially similar to those currently provided by Buyer and its Subsidiaries to their similarly situated officers and employees. Buyer and its Subsidiaries shall also honor in accordance with their terms all employment, severance, consulting and other compensation Contracts disclosed in the Acquired Corporation Disclosure Supplement between any Acquired Corporation Company and any current or former director, officer or employee thereof, and all provisions for vested amounts earned or accrued through the Effective Date or as a result of the transactions contemplated herein under any Contract and the Acquired Corporation benefit plans. In the event that Buyer or any of its Subsidiaries terminates any officer or employee of any Acquired Corporation Company without cause within 12 months of the Effective Date, Buyer shall provide such person with severance benefits under the severance pay plan of either Buyer or Acquired Corporation, whichever provides greater benefits, but in no event more than one week of base pay for each year of service up to a maximum of 26 weeks of pay.

(ii) With respect to each Buyer employee benefit plan that is an “employee benefit plan,” as defined in Section 3(3) of ERISA, for purposes of determining eligibility to participate, entitlement to benefits and vesting, including for severance benefits and vacation entitlement, service with Acquired Corporation or any Acquired Corporation Company shall be treated as service with Buyer; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication or increase of any benefits. Service with Acquired Corporation or any Acquired Corporation Company also shall apply for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any preexisting condition limitations with respect to any Buyer employee benefit plan that is a group health plan. Each Buyer employee benefit plan that is a group health plan shall waive, or cause its insurance carrier to waive, pre-existing condition limitations to the same extent waived under the applicable Acquired Corporation employee benefit plan. Acquired Corporation Employees shall be given credit for amounts paid under a corresponding group health plan during the same period for purposes of applying deductibles, copayments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the Buyer group health plan.

(iii) If requested by Buyer, prior to the Effective Date, Acquired Corporation shall freeze, amend or take other action with respect to any Employee Plan (including terminating such plans immediately prior to the Effective Date) that Buyer, in its sole discretion, deems advisable and not inconsistent with this Agreement, and provide all required notices to participants and appropriate governmental agencies. Notwithstanding the foregoing, Buyer agrees that it shall not require that Acquired Corporation take any such action if it is reasonably likely that such action would have a material adverse effect on any Litigation to which any such Employee Plan is a party.

(iv) Notwithstanding anything contained in this Agreement to the contrary, subject to the prior review and consent of Buyer (such consent not to be unreasonably withheld), with respect to each Employee Plan set forth on Schedule 5.16(a) to the Acquired Corporation’s Disclosure Supplement that is subject to Section 409A of the Code (the “Deferred Compensation Plans”), the Acquired Corporation shall have the right prior to the Effective Date to amend the Deferred Compensation Plans to the extent necessary to comply with Section 409A of the Code and the regulations thereunder.

(g) Indemnification.  (i) Subject to the conditions set forth in subsection (ii) hereof, for a period of six years from and after the Effective Time, Buyer shall indemnify and hold harmless each present and former director and/or officer of any Acquired Corporation Company (the “Indemnified Parties”) against any costs or expenses (including reasonable attorney’s fees), judgments, fines losses, claims, damages, settlements or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal administrative or investigative (each, a “Claim”), arising out of or pertaining to matters existing or occurring at or prior to the Effective Date, whether asserted or claimed prior to, at or after the Effective Date, to the fullest extent that any Acquired Corporation Company would have been permitted to indemnify such person under the DGCL, the articles of incorporation, certificate of incorporation or bylaws of any such Acquired Corporation Company in effect on the date hereof.

(ii) Any Indemnified Party wishing to claim indemnification under this Section 6.1(g) shall notify Buyer within 45 days after the Indemnified Party’s receipt of a notice of any Claim, but the failure to so notify shall not relieve Buyer of any Liability it may have to such Indemnified Party, unless such failure materially prejudices Buyer in the defense of the Claim or otherwise. In the event of any claim (whether arising before or after the Effective Date), (A) Buyer shall have the right to assume the defense thereof, and Buyer shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Buyer elects not to assume such defense, or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between Buyer and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Buyer shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties promptly after statements therefor are received; provided, however, that Buyer shall be obligated pursuant to this Section 6.1(g)(ii)(A) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction, unless the interests of any Indemnified Party conflict with the interests of another Indemnified Party, then, in such event, Buyer shall pay for the counsel for each Indemnified Party having a conflicting interest, (B) the Indemnified Parties will cooperate in the defense of any such matter and (C) Buyer shall not be liable for any settlement effected without its prior written consent which shall not be unreasonably withheld; and provided further that Buyer shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law.

6.2 Additional Covenants of Acquired Corporation.  Acquired Corporation covenants to and with Buyer as follows:

(a) Operations.  Acquired Corporation will conduct its business and the business of each Acquired Corporation Company in the ordinary course of business and will use commercially reasonable efforts subject to the terms of this Agreement to maintain its relationships with its depositors, customers and employees. Acquired Corporation will not make any material change in its accounting or tax policies or methods of operation, except as disclosed in the Acquired Corporation Disclosure Supplement. Acquired Corporation will take no action that would prevent or impede the Merger from qualifying as a tax-free reorganization within the meaning of Section 368 of the Code.

(b) Stockholders’ Meeting; Consents.  Acquired Corporation will cooperate with Buyer in the preparation of the Registration Statement and any regulatory filings and will cause a stockholders’ meeting of Acquired Company’s stockholders to be held for the purpose of approving the Merger as soon as practicable after the effective date of the Registration Statement. Acquired Corporation will take no action which would (i) materially adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction, or (ii) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement, provided, that the foregoing shall not prevent Acquired Corporation from acquiring any Assets or other businesses or from discontinuing or disposing of any of its Assets or business if such action is, in the reasonable judgment of Acquired Corporation, desirable in the conduct of the business of the Acquired Corporation Companies, provided further that such actions shall not materially delay the receipt of any regulatory or governmental or third party approvals or Consents or the Effective Date or materially hinder or delay consummation of the Merger. Acquired Corporation will use its reasonable efforts to cause the Merger to be effected at the earliest practicable date, and to take no action or omit to take any action which would cause the Merger not, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code for federal income tax purposes.

(c) Withdrawal of Board Recommendation; Other Offers.

(i) Except as provided below, (A) Acquired Corporation’s Board of Directors shall recommend that Acquired Corporation’s stockholders vote in favor of and adopt and approve this Agreement and the Merger at Acquired Corporation’s Stockholders’ Meeting; (B) the Acquired Corporation Proxy Statement shall include a statement of the Acquired Corporation’s Board of Directors Recommendation (as defined in Section 5.19 hereof); and (C) neither the Board of Directors of Acquired Corporation nor any committee thereof shall (x) except as expressly permitted by this Section 6.2(c)(i), withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in a manner adverse to Buyer, the approval or recommendation of such Board of Directors or such committee of the Merger or this Agreement, (y) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal, or (z) cause Acquired Corporation to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal. Notwithstanding the foregoing, in the event that, prior to the adoption of this Agreement by the holders of Acquired Corporation Stock, the Board of Directors of Acquired Corporation determines in good faith, after it has received a Superior Proposal and after receipt of advice from outside counsel, that the failure to do so would result in a reasonable possibility that the Board of Directors of Acquired Corporation would breach its fiduciary duties to Acquired Corporation stockholders under applicable Law, the Board of Directors of Acquired Corporation may (subject to this and the following sentences) inform Acquired Corporation stockholders that it no longer believes that the Merger is advisable and no longer recommends approval and may (subject to this Section 6.2(c)(i)) approve or recommend a Superior Proposal (and in connection therewith withdraw or modify its approval or recommendation of this Agreement and the Merger (a “Subsequent Determination”), but only at a time that is after the fifth business day following Buyer’s receipt of written notice advising Buyer that the Board of Directors of Acquired Corporation has received a Superior Proposal specifying the material terms and conditions of such Superior Proposal (and including a copy thereof with all accompanying documentation, if in writing), identifying the person making such Superior Proposal and stating that it intends to make a Subsequent Determination. After providing such notice, Acquired Corporation shall provide a reasonable opportunity to Buyer to make such adjustments in the terms and conditions of this Agreement as would enable Acquired Corporation to proceed with its recommendation to its stockholders without a Subsequent Determination; provided, however, that any such adjustment shall be at the discretion of the Parties at the time. Notwithstanding any other provision of this Agreement, Acquired Corporation shall submit this Agreement to its stockholders at its Stockholders’ Meeting even if the Board of Directors of Acquired Corporation determines at any time after the date hereof that it is no longer advisable or recommends that Acquired Corporation stockholders reject it, provided, however, that Acquired Corporation shall not be required to submit this Agreement to its stockholders at its Stockholders’ Meeting if this Agreement has been terminated and Buyer has been paid the fee specified in Section 13.4 hereof.

(ii) Other Offers.  No Acquired Corporation Company shall, nor shall it authorize or permit any of its Representatives to, directly or indirectly (A) solicit, initiate, encourage or induce the making, submission or announcement of any Acquisition Proposal, (B) participate in any discussions or negotiations regarding, or furnish to any Person or “Group” (as such term is defined in Section 13(d) under the 1934 Act) any nonpublic information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal, (C) subject to Section 6.2(c)(i), approve, endorse or recommend any Acquisition Proposal, or (D) enter into any Contract contemplating or otherwise relating to any Acquisition Transaction; provided however, that this Section 6.2(c)(ii) shall not prohibit an Acquired Corporation Company from furnishing nonpublic information regarding any Acquired Corporation Company to, or entering into a confidentiality agreement or discussions or negotiations with, any Person or Group in response to a bona fide unsolicited written Acquisition Proposal submitted by such Person or Group (and not withdrawn) if (I) no Acquired Corporation Company or Representative thereof shall have violated any of the restrictions set forth in this Section 6.2(c)(ii), (II) the Board of Directors of Acquired Corporation determines in its good faith judgment (based on, among other things, the advice of Acquired Corporation’s financial advisors that such Acquisition Proposal constitutes a Superior Proposal, (III) the Board of Directors of Acquired Corporation concludes in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties, as such duties would exist in the absence of this Section 6.2(c)(ii), to the stockholders of Acquired Corporation under applicable Law, (IV) (x) at least five business days prior to furnishing any such nonpublic information to, or entering into discussions or negotiations with, such Person or Group, Acquired Corporation gives Buyer written notice of the identity of such Person or Group and of Acquired Corporation’s intention to furnish nonpublic information to, or enter into discussions or negotiations with, such Person or Group, and (y) Acquired Corporation receives from such Person or Group an executed confidentiality agreement containing terms no less favorable to the disclosing Party than the terms of the confidentiality agreement between Acquired Corporation and Buyer and (V) contemporaneously with furnishing any such nonpublic information to such Person or Group, Acquired Corporation furnishes such nonpublic information to Buyer (to the extent such nonpublic information has not been previously furnished by Acquired Corporation to Buyer). In addition to the foregoing, Acquired Corporation shall provide Buyer with at least five business days’ prior written notice of a meeting of the Board of Directors of Acquired Corporation at which meeting the Board of Directors of Acquired Corporation is reasonably expected to resolve to recommend a Superior Proposal to its stockholders and together with such notice a copy of the most recently proposed documentation relating to such Superior Proposal; provided further that Acquired Corporation hereby agrees promptly to provide to Buyer any revised documentation and any Contract entered into in connection with such Superior Proposal.

(iii) Requests for Nonpublic Information on Acquired Corporation.  In addition to the obligations of Acquired Corporation set forth in Section 6.2(c)(ii), as promptly as practicable, after any of the executive officers of Acquired Corporation become aware thereof, Acquired Corporation shall advise Buyer of any request received by Acquired Corporation for nonpublic information which Acquired Corporation reasonably believes could lead to an Acquisition Proposal or of any Acquisition Proposal, the material terms and conditions of such request or Acquisition Proposal, and the identity of the Person or Group making any such request or Acquisition Proposal. Acquired Corporation shall keep Buyer informed promptly of material amendments or modifications to any such request or Acquisition Proposal.

(iv) Cessation of Activities Regarding Prior Acquisition Proposals.  Each Acquired Corporation Company shall immediately cease any and all existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal and will use their respective reasonable best efforts to enforce any confidentiality or similar or related agreement relating to any Acquisition Proposal.

(v) Compliance with 1934 Act Rules.  Nothing contained in this Agreement shall prevent a Party or its board of directors from complying with Rule 14d-9 and Rule 14e-2 under the 1934 Act with respect to an Acquisition Proposal, provided that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement.

(d) Loan Loss Reserve.  Acquired Corporation shall maintain an allowance for possible loan, securities or credit losses, including for loans made or securities purchased after the date hereof, that is adequate within the meaning of GAAP and applicable regulatory requirements or guidelines, and its current credit policies and loan loss methodologies.

(e) Stockholder Voting.  Acquired Corporation shall as soon as practicable after the date hereof use its reasonable efforts to cause each non-officer director of Acquired Corporation to execute a Support Agreement in substantially the form of Exhibit A hereto.

(f) Reports.  Acquired Corporation shall furnish to Buyer

(i) As soon as practicable, copies of all such financial statements and loan reports as it shall provide the members of its board of directors or to its executive management and of such regular and periodic reports as Acquired Corporation may file with the SEC or any other Agency; and

(ii) With reasonable promptness, such additional financial data as Buyer may reasonably request.

(g) [Reserved]

(h) Certain Practices.  Acquired Corporation shall (i) consult with Buyer in advance on any agreement to make a loan in excess of $250,000 or to permit any material amendment to any agreement for a loan with an outstanding principal amount owing of more than $250,000, (ii) consult with Buyer and advise Buyer of any loan request outside the normal course of business of the Bank, (iii) consult with Buyer in advance on any agreement to make or to permit any amendment or termination of any Contract by or with any Acquired Corporation Company requiring capital expenditures of more than $100,000; and (iv) consult with Buyer to coordinate various business issues on a basis mutually satisfactory to Acquired Corporation and Buyer. Acquired Corporation and the Bank shall not be required to undertake any of such activities, however, except as such activities may be in compliance with existing Law and Regulations.

(i) [Reserved]

(j) Insurance.  Prior to the Effective Date, Acquired Corporation shall purchase for, and on behalf of, its current and former officers and directors, extended coverage under the current directors’ and officers’ liability insurance policy maintained by Acquired Corporation to provide for continued coverage of such insurance for a period of six years following the Effective Date with respect to matters occurring prior to the Effective Date.

(k) Special Dividend.  Notwithstanding anything in this Agreement to the contrary, Acquired Corporation may establish and declare ten business days prior to the anticipated Closing Date, or such earlier date as may be required by NASDAQ rules or by Acquired Corporation’s transfer agent, a special cash dividend with respect to the Acquired Corporation Stock equal to, in the aggregate, the amount, if any by which Acquired Corporation’s Net Worth exceeds $44,333,000 as of such payment date; provided that the aggregate amount of such dividend shall not exceed $4,400,000. Acquired Corporation agrees that it will use reasonable efforts to cause at least four of its executive officers who are not directors to execute other agreements by which in each case such officers and directors will agree to refrain from exercising any such Acquired Corporation Options after the date hereof.

(l) Certain Loans and Property.  Prior to the Effective Date, Acquired Corporation shall sell without recourse or otherwise cause to be repaid in full the loans described in Schedule 6.2(l) to Acquired Corporation’s Disclosure Supplement, and shall write down to no more than $500,000 on Acquired Corporation’s balance sheet the real property described in Section 6.2(l) to Acquired Corporation’s Disclosure Statement. The parties acknowledge and agree that it shall be a condition of closing under Section 10.2 hereof that Acquired Corporation have the Acquired Corporation Net Worth specified after giving effect to such sale or other repayment, any such write-down and the special dividend described in Section 6.2(k) hereof. In the event that Acquired Corporation shall not have, as of the Effective Date, so sold or otherwise caused to be repaid in full a particular loan or item of “other real estate owned” disclosed in such Schedule 6.2(l), then the value of such loan or “other real estate owned” shall be written down by, or an appropriate reserve established in an amount equal to, the amount specified therefor in such Schedule 6.2(l) and the amount of such write-down or reserve shall be deducted from the Acquired Corporation Net Worth for purposes of Section 10.2 hereof, as provided in the definition of Acquired Corporation Net Worth.

6.3 Additional Obligations of Buyer and Acquired Corporation Relating to Trust Preferred Securities.  Buyer acknowledges that the Trust holds $10,000,000 principal amount of 10 7/8% Junior Subordinated Deferred Interest Debentures (the “Debentures”) issued by Acquired Corporation pursuant to an Indenture (the “Indenture”) between The Bank of New York, as trustee (the “Trustee”), dated as of March 23, 2000 and has issued $10,000,000 in 10 7/8% Fixed Rate Capital Trust Pass-through Securities (the “Trust Preferred Securities”). Subject to the provisions of this Agreement, and without limiting the effects of the Merger and the Bank Merger, Buyer shall, at the Effective Date, expressly assume all of Acquired Corporation’s obligations under the Indenture (including, without limitation, being substituted for Acquired Corporation) and execute any and all documents, instruments and agreements, including any supplemental indentures, required by the Indenture, the Debentures or the Trust Preferred Securities and thereafter shall perform all of Acquired Corporation’s obligations with respect to the Debentures and the Trust Preferred Securities. Acquired Corporation shall use commercially reasonable best efforts to obtain the consent of the Trustee to any supplemental indenture or other document, instrument or agreement required to evidence such assumption by Buyer, and Buyer shall cooperate in good faith with such efforts.

6.4 Additional Obligations of Buyer and Acquired Corporation Relating to the Community Bancshares, Inc. Employee Stock Ownership Plan.  Buyer and Acquired Corporation will cooperate to terminate the Community Bancshares, Inc. Employee Stock Ownership Plan (the “ESOP”), subject to receipt of a favorable private letter ruling from the IRS. Acquired Corporation, as sponsor of the ESOP, agrees that as soon as administratively feasible following the execution of this Agreement, independent legal counsel (“ESOP Counsel”) will be appointed to advise the ESOP’s Administrative Committee with regard to the exercise, in connection with the proposed Merger, of their power and responsibility to vote unallocated shares of Acquired Corporation Stock held by the trust associated with the ESOP (the “ESOP Trust”). The parties also agree that, following the termination of the ESOP and receipt of a favorable determination letter from the IRS relating to such termination, Buyer shall take appropriate steps as soon as administratively practicable to distribute the assets of the ESOP Trust in accordance with the terms of the ESOP and applicable Law. The parties further agree that as soon as practicable following the Effective Date of the Merger, by means of a process conducted in a manner consistent with the requirements of the Code, ERISA, other applicable law and the terms of the ESOP, any existing liability of the ESOP collateralized on the Effective Date of the Merger with employer stock (currently Acquired Corporation Stock) shall be fully paid off by the ESOP through the application of the proceeds from the sale of a sufficient number of shares of Buyer’s Common Stock which, incident to the Merger, is issued to the ESOP and substituted as the collateral for such liabilities; the parties further agree that subject to the requirements of the Code, ERISA, other applicable law and the terms of the ESOP, that any residual sale proceeds and any residual shares of Buyer’s Common Stock pledged with respect to the liabilities satisfied incident to such sale shall be allocated after the payment of permissible administrative expenses (which shall include, but not be limited to, the reasonable expenses associated with ESOP Counsel) as earnings to the account balances of the ESOP participants, alternate payees and beneficiaries. Notwithstanding the foregoing, Buyer agrees that no such termination will be required if and to the extent that it would have a Material Adverse Effect on Acquired Corporation or on any litigation to which the ESOP is a party.

ARTICLE 7

MUTUAL COVENANTS AND AGREEMENTS

7.1 Best Efforts, Cooperation.  Subject to the terms and conditions herein provided, Buyer and Acquired Corporation each agrees to use its best efforts promptly to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise, including, without limitation, promptly making required deliveries of stockholder lists and stock transfer reports and attempting to obtain all necessary Consents and waivers and regulatory approvals, including the holding of any regular or special board meetings, to consummate and make effective, as soon as practicable, the transactions contemplated by this Agreement. The officers of each Party to this Agreement shall fully cooperate with officers and employees, accountants, counsel and other representatives of the other Parties not only in fulfilling the duties hereunder of the Party of which they are officers but also in assisting, directly or through direction of employees and other persons under their supervision or control, such as stock transfer agents for the Party, the other Parties requiring information which is reasonably available from such Party. Buyer and Acquired Corporation will agree on “stay bonuses” for various key employees of the Acquired Corporation Companies in such amounts and payable on such date or dates as they may agree.

7.2 Press Release.  Each Party hereto agrees that, unless approved by the other Parties in advance, such Party will not make any public announcement, issue any press release or other publicity or confirm any statements by any person not a party to this Agreement concerning the transactions contemplated hereby. Notwithstanding the foregoing, each Party hereto reserves the right to make any disclosure if such Party, in its reasonable discretion, deems such disclosure required by Law. In that event, such Party shall provide to the other Party the text of such disclosure sufficiently in advance to enable the other Party to have a reasonable opportunity to comment thereon.

7.3 Mutual Disclosure.  Each Party hereto agrees to promptly furnish to each other Party hereto its public disclosures and filings not precluded from disclosure by Law including but not limited to call reports, Form 8-K, Form 10-Q and Form 10-K filings, Y-3 applications, reports on Form Y-6, quarterly or special reports to stockholders, Tax returns, Form S-8 registration statements and similar documents.

7.4 Access to Properties and Records; Investigation.  Each Party hereto shall afford the officers and authorized representatives of the other Party full access to the Assets, books and records of such Party during normal business hours in order to effect the Parties’ respective covenants hereunder. All such information that may be obtained by any such Party will be held in confidence by such party, will not be disclosed by such Party or any of its representatives except in accordance with this Agreement, and will not be used by such Party for any purpose other than the accomplishment of the Merger as provided herein. Each Party shall keep the other Party advised of all material developments relevant to its business and to consummation of the Merger and shall permit the other Party to make or cause to be made such investigation of its business and properties (including that of its Subsidiaries) and of their respective financial and legal conditions as the other Party reasonably requests, provided, that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unnecessarily with normal operations. No investigation by a Party shall affect the ability of such Party to rely on the representations and warranties of the other Party. Between the date hereof and the Effective Time, Acquired Corporation shall permit Buyer’s senior officers and independent auditors to meet with the senior officers of Acquired Corporation, including officers responsible for Acquired Corporation’s financial statements, the internal controls of Acquired Corporation and the disclosure controls and procedures of Acquired Corporation, to discuss such matters as Buyer may deem reasonably necessary or appropriate for Buyer to satisfy its obligations under Sections 302 and 906 of the Sarbanes-Oxley Act.

7.5 Notice of Adverse Changes.  Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it or (ii) would cause or constitute a material breach of any of its representations, warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly to remedy the same.

ARTICLE 8

CONDITIONS TO OBLIGATIONS OF ALL PARTIES

The obligations of Buyer and Acquired Corporation to cause the transactions contemplated by this Agreement to be consummated shall be subject to the satisfaction, in the sole discretion of the Party relying upon such conditions, on or before the Effective Date of all the following conditions, except as such Parties may waive such conditions in writing:

8.1 Approval by Stockholders.  At the Stockholders’ Meetings, this Agreement and the matters contemplated by this Agreement shall have been duly approved by the vote of the respective holders of not less than the requisite number of the issued and outstanding voting securities of Acquired Corporation and of Buyer as is required by applicable Law and Acquired Corporation’s certificate of incorporation and bylaws and Buyer’s certificate of incorporation and bylaws.

8.2 Regulatory Authority Approval; Other Consents.  (a) Orders, Consents and approvals, required for consummation of the Merger, shall have been entered by the Office of Thrift Supervision granting the authority necessary for the consummation of the transactions contemplated by this Agreement, including the Bank Merger as contemplated by Section 2.8 hereof and shall be in full force and effect and all waiting periods required by law shall have expired.

(b) Each Party shall have obtained any and all other Consents required for consummation of the Merger (other than those referred to in Section 8.2(a) of this Agreement) for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such Party. No Consent obtained which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner which would have a Material Adverse Effect on Buyer or Acquired Corporation taken as a whole.

8.3 Legal Proceedings.  No federal, state, local, foreign or other court, board, body, commission, agency, authority or instrumentality, including the Agencies, of competent jurisdiction, shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) or taken any other action which prohibits, restricts or makes illegal consummation of the transactions contemplated by this Agreement, provided that the Buyer and the Acquired Corporation shall, and shall cause their respective Subsidiaries to use commercially reasonable efforts to seek the lifting or change of any Order or action, and to obtain an interpretation of any Law, so as to permit the completion of the transactions contemplated herein or the terms hereof.

8.4 Registration Statement.  The Registration Statement shall be effective under the 1933 Act and no stop order suspending the effectiveness of the Registration Statement shall be in effect; no proceedings for such purpose, or under the proxy rules of the SEC or any bank regulatory authority pursuant to the 1934 Act, with respect to the transactions contemplated hereby, shall be pending before or threatened by the SEC or any bank regulatory authority; and all approvals or authorizations for the offer of Buyer’s Common Stock shall have been received or obtained pursuant to any applicable state securities Laws, and no stop order or proceeding with respect to the transactions contemplated hereby shall be pending or threatened under any such state law.

8.5 Tax Opinion.  Buyer and Acquired Corporation shall have received an opinion of Balch & Bingham LLP, addressed to each of them, in form and substance reasonably satisfactory to Acquired Corporation and Buyer to the effect that (i) the Merger will constitute a “reorganization” within the meaning of Section 368 of the Code; (ii) no gain or loss will be recognized by Buyer or Acquired Corporation; (iii) no gain or loss will be recognized by the stockholders of Acquired Corporation who receive shares of Buyer’s Common Stock except to the extent of any taxable “boot” received by such persons from Buyer, and except to the extent of any dividends received from Acquired Corporation prior to the Effective Date; (iv) the basis of the Buyer’s Common Stock received in the Merger will be equal to the sum of the basis of the shares of Acquired Corporation common stock exchanged in the Merger and the amount of gain, if any, which was recognized by the exchanging Acquired Corporation stockholder, including any portion treated as a dividend, less the value of taxable boot, if any, received by such stockholder in the Merger; (v) the holding period of the Buyer’s Common Stock will include the holding period of the shares of Acquired Corporation common stock exchanged therefor if such shares of Acquired Corporation common stock were capital assets in the hands of the exchanging Acquired Corporation stockholder; and (vi) cash received by an Acquired Corporation stockholder in lieu of a fractional share interest of Buyer’s Common Stock will be treated as having been received as a distribution in full payment in exchange for the fractional share interest of Buyer’s Common Stock which he or she would otherwise be entitled to receive and will qualify as capital gain or loss (assuming the Acquired Corporation Stock was a capital asset in his or her hands as of the Effective Date).

ARTICLE 9

CONDITIONS TO OBLIGATIONS OF ACQUIRED CORPORATION

The obligations of Acquired Corporation to cause the transactions contemplated by this Agreement to be consummated shall be subject to the satisfaction on or before the Effective Date of all the following conditions except as Acquired Corporation may waive such conditions in writing:

9.1 Representations, Warranties and Covenants.  Notwithstanding any investigation made by or on behalf of Acquired Corporation, all representations and warranties of Buyer contained in this Agreement shall be true in all material respects on and as of the Effective Date as if such representations and warranties were made on and as of such Effective Date (and without regard to any qualifications in such representations and warranties relating to materiality), provided that any representations and warranties that are as of a specified date shall speak and be effective only as to such date, and Buyer shall have performed in all material respects all agreements and covenants required by this Agreement to be performed by it on or prior to the Effective Date.

9.2  [Reserved]

9.3 Closing Certificate.  In addition to any other deliveries required to be delivered hereunder, Acquired Corporation shall have received a certificate from the President or a Vice President and from the Secretary or Assistant Secretary of Buyer dated as of the Closing certifying that:

(a) the Board of Directors of Buyer has duly adopted resolutions approving the substantive terms of this Agreement and authorizing the consummation of the transactions contemplated by this Agreement and such resolutions have not been amended or modified and remain in full force and effect;

(b) each person executing this Agreement on behalf of Buyer is an officer of Buyer holding the office or offices specified therein and the signature of each person set forth on such certificate is his or her genuine signature;

(c) the certificate of incorporation and bylaws of Buyer referenced in Section 4.4 hereof remain in full force and effect;

(d) such persons have no knowledge of a basis for any material claim, in any court or before any Agency or arbitration or otherwise against, by or affecting Buyer or the business, prospects, condition (financial or otherwise), or Assets of Buyer which would prevent the performance of this Agreement or the transactions contemplated by this Agreement or declare the same unlawful or cause the rescission thereof; and

(e) the conditions set forth in Article 8 and this Article 9 have been satisfied insofar as they relate to Buyer.

9.4 Opinion of Counsel.  Acquired Corporation shall have received an opinion of Balch & Bingham LLP, counsel to Buyer, dated as of the Closing, to the effect that, on the basis of the facts, representations and assumptions set forth in the opinion, (i) Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with full corporate power and authority to carry on the business in which it is engaged, (ii) the execution and compliance with the terms of this Agreement do not and will not violate or conflict with any provision of the Certificate of Incorporation or Bylaws, or other binding contracts, agreements, orders, instruments, etc. of the Buyer, (iii) the Agreement has been duly adopted and approved by the board of directors and stockholders of Buyer in accordance with its Certificate of Incorporation and Bylaws, (iv) the Agreement has been duly and validly executed by Buyer and is enforceable in accordance with its terms against Buyer, and (v) the amount of authorized stock of Buyer along with the number of shares of stock issued and outstanding as of March 31, 2006, that the capital stock of Buyer issued and outstanding were duly issued and fully paid and nonassessable, and that shares of capital stock issued as contemplated by this Agreement will be, upon issuance and delivery under the Agreement, duly authorized, validly issued, registered under the Securities Act of 1933, and fully paid and nonassessable and listed for quotation on NASDAQ. Such counsel may rely on representations and certificates of officers and directors of Buyer and certificates of public officials. The opinion of counsel for Buyer shall also be subject to reasonable and customary qualifications.

9.5 Fairness Opinion.  Acquired Corporation shall have received prior to the Date of this Agreement from FIG Partners, L.L.C. a letter (acceptable in form to Acquired Corporation) confirming its opinion that the terms of this Agreement and the Merger are fair to the stockholders of Acquired Corporation from a financial point of view, and such opinion shall not have been withdrawn prior to or as of the Effective Date.

9.6 NASDAQ Listing.  The shares of Buyer’s Common Stock to be issued under this Agreement shall have been approved for listing on the NASDAQ.

9.7 Support for Legal Opinion.  There shall have been furnished to counsel for Acquired Corporation delivering the opinion under Section 10.4 certified copies of such corporate records of Buyer and copies of such other documents as such counsel may reasonably have requested for such purpose and any officers’ certificates relied upon by such counsel in rendering its opinion.

9.8 Material Events.  There shall have been no determination by the board of directors of Acquired Corporation that the transactions contemplated by this Agreement have become impractical because of any state of war, declaration of a banking moratorium in the United States or a general suspension of trading on the NASDAQ or any other exchange on which Buyer’s Common Stock may be traded.

9.9 Other Matters.  On the Effective Date Buyer shall have assumed the Trust Preferred Securities as contemplated by Section 6.3.

ARTICLE 10

CONDITIONS TO OBLIGATIONS OF BUYER

The obligations of Buyer to cause the transactions contemplated by this Agreement to be consummated shall be subject to the satisfaction on or before the Effective Date of all of the following conditions except as Buyer may waive such conditions in writing:

10.1 Representations, Warranties and Covenants.  Notwithstanding any investigation made by or on behalf of Buyer, all representations and warranties of Acquired Corporation contained in this Agreement shall be true in all material respects on and as of the Effective Date as if such representations and warranties were made on and as of the Effective Date (and without regard to any qualifications in such representations and warranties relating to materiality), provided that any representations and warranties that are as of a specified date shall speak and be effective only as to such date, and Acquired Corporation shall have performed in all material respects all agreements and covenants required by this Agreement to be performed by it on or prior to the Effective Date.

10.2 Acquired Corporation Net Worth.  Acquired Corporation shall have a Net Worth of not less than $44,333,000.

10.3 Closing Certificate.  In addition to any other deliveries required to be delivered hereunder, Buyer shall have received a certificate from Acquired Corporation executed by the President or Vice President and from the Secretary or Assistant Secretary of Acquired Corporation dated as of the Closing certifying that:

(a) the Board of Directors of Acquired Corporation has duly adopted resolutions approving the substantive terms of this Agreement and authorizing the consummation of the transactions contemplated by this Agreement and such resolutions have not been amended or modified and remain in full force and effect;

(b) the stockholders of Acquired Corporation have duly adopted resolutions approving the substantive terms of the Merger and the transactions contemplated thereby and such resolutions have not been amended or modified and remain in full force and effect;

(c) each person executing this Agreement on behalf of Acquired Corporation is an officer of Acquired Corporation holding the office or offices specified therein and the signature of each person set forth on such certificate is his or her genuine signature;

(d) the articles of incorporation and bylaws of Acquired Corporation and the Bank referenced in Section 5.8 hereof remain in full force and effect and have not been amended or modified since the date hereof; and

(e) the conditions set forth in Article 8 and this Article 10 have been satisfied insofar as they relate to Acquired Corporation.

10.4 Opinion of Counsel.  Buyer shall have received an opinion of Alston & Bird LLP, counsel to Acquired Corporation, dated as of the Closing, to the effect that, on the basis of the facts, representations and assumptions set forth in the opinion, (i) Acquired Corporation is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with full corporate power and authority to carry on the business in which it is engaged and that each of the Acquired Corporation Companies is a corporation duly organized, validly existing and in good standing under the laws of its state of organization, with full corporate power and authority to carry on the business in which it is engaged (ii) the execution and compliance with the terms of this Agreement do not violate or conflict with any provision of the Certificate of Incorporation or Bylaws of Acquired Corporation, (iii) the Agreement has been duly adopted and approved by the board of directors and stockholders of Acquired Corporation in accordance with its Certificate of Incorporation and Bylaws, (iv) the Agreement has been duly and validly executed by the Acquired Corporation and is enforceable in accordance with its terms against Buyer, and (v) the amount of authorized stock of Acquired Corporation along with the number of shares of stock issued and outstanding as of March 31, 2006, that the capital stock of Acquired Corporation issued and outstanding were duly issued and fully paid and nonassessable, and that, except for the Acquired Corporation Options and the Acquired Corporation Warrants described in the Agreement, there are no options, subscriptions, warrants calls, or other commitments obligating the Acquired Corporation to issue or acquire any of its equity securities. Such counsel may rely on representations and certificates of officers and directors of Acquired Corporation and certificates of public officials. The opinion of counsel to Acquired Corporation shall also be subject to reasonable and customary qualifications.

10.5 Controlling Stockholders.  Acquired Corporation shall use its reasonable best efforts to cause each director, executive officer and other person who is an “affiliate” of Acquired Corporation (for purposes of Rule 145 under the 1933 Act) to deliver to Buyer as soon as practicable after the date hereof, but in no event after the date of the Acquired Corporation’s Stockholders’ Meeting, a written agreement, providing that such person will not sell, pledge, transfer or otherwise dispose of the shares of the shares of Buyer’s Common Stock to be received by such “affiliate” upon the Effective Date, except in compliance with the applicable provisions of the 1933 Act, SEC Rule 145(d) and other rules and regulations of the SEC as may be applicable. Acquired Corporation acknowledges that the certificates of Buyer’s Common Stock issued to all “affiliates” of Acquired Corporation will bear an appropriate legend reflecting the restrictions on resale described above, regardless of whether such affiliate has delivered such written agreement.

10.6 Support for Legal Opinions.  There shall have been furnished to counsel for Buyer delivering the opinions under Section 8.5 and Section 9.4 certified copies of such corporate records of Acquired Corporation and copies of such other documents as such counsel may reasonably have requested for such purpose.

10.7 [Reserved]

10.8 [Reserved]

10.9 Fairness Opinion.  Buyer shall have received prior to the signing of this Agreement from Sandler O’Neill & Partners, L.P. and Burke Capital Group, L.L.C. letters (acceptable in form to Buyer) confirming their opinions that the terms of this Agreement and the Merger are fair to the stockholders of Buyer from a financial point of view, and such opinions shall not have been withdrawn prior to or as of the Effective Date.

10.10 Other Matters.  On the Effective Date, (a) Acquired Corporation shall have used its reasonable efforts to cause each of the executive officers and directors of the Acquired Corporation and the Bank to deliver a letter to Buyer to the effect that such person is not aware of any claims he or she might have against Buyer other than routine compensation, benefits and the like as an employee, or ordinary rights as a customer, or pursuant to Contracts with any Acquired Corporation Company; and (b) without penalty or other cost or expense to Buyer, Acquired Corporation shall have paid off in full and terminated the Line of Credit, and all Liens and other collateral for such Line of Credit, including without limitation all shares of capital stock of the Bank, shall have been released in full.

ARTICLE 11

TERMINATION OF REPRESENTATIONS AND WARRANTIES

All representations and warranties provided in Articles 4 and 5 of this Agreement or in any closing certificate pursuant to Articles 9 and 10 shall terminate and be extinguished at and shall not survive the Effective Date. All covenants, agreements and undertakings required by this Agreement to be performed by any Party hereto following the Effective Date shall survive such Effective Date and be binding upon such Party. If the Merger is not consummated, all representations, warranties, obligations, covenants, or agreements hereunder or in any certificate delivered hereunder relating to the transaction which is not consummated shall be deemed to be terminated or extinguished, except that the last sentence of Section 7.4, and Sections 7.2, 6.2(c)(ii), 13.3, Article 11, Article 12, Article 15 and any applicable definitions of Article 14, shall survive. Items disclosed in the Schedules to a Disclosure Supplement attached hereto (including any exhibits to such Schedules) are incorporated into this Agreement and form a part of the representations, warranties, covenants or agreements to which they relate.

ARTICLE 12

NOTICES

All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so received:

(a) If to Acquired Corporation to: Patrick M. Frawley, Chairman, President and Chief Executive Officer, Community Bancshares, Inc., 68149 Highway 231 South, P.O. Box 1000, Blountsville, AL 35031, facsimile 205-429-1216, with copies to Ralph F. MacDonald, III, Alston & Bird LLP, One Atlantic Center, 1201 West Peachtree Street, Atlanta, GA 30309-3424, facsimile, 404-253-8272, or as may otherwise be specified by Acquired Corporation in writing to Buyer.

(b) If to Buyer, to Marvin Scott, President, 17 North 20th Street, Birmingham, AL 35203, facsimile 205-327-3611, with copies to Stephen A. Yoder, Balch & Bingham LLP, 1901 Sixth Avenue North, Birmingham, AL 35203, facsimile 205-488-5645, or as may otherwise be specified in writing by Buyer to Acquired Corporation.

ARTICLE 13

AMENDMENT OR TERMINATION

13.1 Amendment.  This Agreement may be amended by the mutual consent of Buyer and Acquired Corporation before or after approval of the transactions contemplated herein by the stockholders of Acquired Corporation.

13.2 Termination.  This Agreement may be terminated at any time prior to or on the Effective Date whether before or after action thereon by the stockholders of Acquired Corporation, as follows:

(a) by the mutual consent of the respective boards of directors of Acquired Corporation and Buyer;

(b) by the board of directors of either Party (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a material breach by the other Party of any representation or warranty contained in this Agreement (determined without regard to any qualifications regarding materiality which may be contained in such representation or warranty) which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such breach and which breach would provide the non-breaching Party the ability, to refuse to consummate the Merger under the standard set forth in Section 10.1 of this Agreement in the case of Buyer and Section 9.1 of this Agreement in the case of Acquired Corporation;

(c) by the board of directors of either Party (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a material breach by the other Party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such breach;

(d) by the board of directors of either Party if all transactions contemplated by this Agreement shall not have been consummated on or prior to March 31, 2007, if the failure to consummate the transactions provided for in this Agreement on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 13.2(d);

(e) by Acquired Corporation, if its board of directors so determines by a majority vote of the members of its entire board, at any time during the five business day period commencing on the Determination Date, such termination to be effective on the 30th day following such Determination Date, if both of the following conditions are satisfied:

(i) the Buyer Stock Price on the Determination Date is less than $9.94; and

(ii) the number obtained by dividing the Buyer Stock Price on the Determination Date by the Initial Buyer Stock Price shall be less than the quotient obtained by dividing the Final NASDAQ Bank Index Value by the Initial NASDAQ Bank Index Value minus 0.15;

subject, however, to the next three sentences. If Acquired Corporation elects to exercise its termination right pursuant to this Section 13.2(e), it shall give prompt written notice thereof to Buyer. During the five business day period commencing with its receipt of such notice, Buyer shall have the option of paying additional consideration for the Merger in the form of Buyer’s Common Stock, cash or a combination of Buyer’s Common Stock and cash, so that the aggregate consideration paid by Buyer per share of Acquired Corporation Stock for the Merger shall be valued at the lesser of (i) the product of 0.85 and the Initial Buyer Stock Price multiplied by the Exchange Ratio or (ii) the product obtained by multiplying the Index Ratio by the Initial Buyer Stock Price multiplied by the Exchange Ratio. If within such five business day period, Buyer delivers written notice to Acquired Corporation that it intends to proceed with the Merger by paying such additional consideration, as contemplated by the previous sentence, then no termination shall have occurred pursuant to this Section 13.2(e) and this Agreement shall remain in full force and effect in accordance with its terms (except that the consideration for the Merger shall have been so modified).

For purposes of Section 13.2(e), the following terms shall have the meanings assigned below:

“Buyer Stock Price” shall mean the average of the daily closing sales prices of a share of Buyer’s Common Stock as reported on the NASDAQ for the ten consecutive trading days immediately preceding the Determination Date.

“Determination Date” shall mean the first date on which all Orders, Consents and approvals (and waivers, if applicable) necessary for consummation of the Merger and the transactions contemplated by this Agreement have been received as provided in Section 8.2(a) hereof.

“Final NASDAQ Bank Index Value” shall mean the average of the NASDAQ Bank Index (Symbol: IXBK, or US:BANK) values as reported on the NASDAQ for the ten consecutive trading days immediately preceding the Determination Date.

“Initial Buyer Stock Price’’ shall mean $11.70, adjusted as provided in the last sentence of this Section 13.2(e).

“Initial NASDAQ Bank Index Value” shall mean 3193.47, adjusted as provided in the last sentence of this Section 13.2(e).

“Index Ratio” shall mean the Final NASDAQ Bank Index Value divided by the Initial NASDAQ Bank Index Value.

If Buyer or any company the stock of which is used in the NASDAQ Bank Index declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the prices for the stock of such company shall be appropriately adjusted for purposes of applying this Section 13.2(e).

This Section 13.2(e) shall not apply to the consideration received by holders of Acquired Corporation Options or by the holder of the Acquired Corporation Warrants provided in Section 3.1(b) hereof.

(f) By Buyer in the event that (i) the Board of Directors of Acquired Corporation, shall have failed to reaffirm its approval upon Buyer’s request for such reaffirmation of the Merger and the transactions contemplated by this Agreement (to the exclusion of any other Acquisition Proposal), or shall have resolved not to reaffirm the Merger, or (ii) the Board of Directors of Acquired Corporation shall have failed to include in the Acquired Corporation Proxy Statement its recommendation, without modification or qualification, that Acquired Corporation stockholders approve the Merger or shall have withdrawn, qualified or modified, or proposed publicly to withdraw, qualify or modify, in a manner adverse to Buyer, the recommendation of such Board of Directors to Acquired Corporation stockholders that they approve the Merger, or (iii) the Board of Directors of Acquired Corporation shall have affirmed, recommended or authorized entering into any Acquisition Transaction other than the Merger or, within 10 business days after commencement of any tender or exchange offer for any shares of Acquired Corporation Stock, the Board of Directors of Acquired Corporation shall have failed to recommend against acceptance of such tender or exchange offer by its stockholders or takes no position with respect to the acceptance of such tender or exchange offer by its stockholders, or (iv) the Board of Directors of Acquired Corporation negotiates or authorizes the conduct of negotiations (and five business days have elapsed without such negotiations being discontinued) with a third party (it being understood and agreed that “negotiate” shall not be deemed to include the provision of information to, or the request and receipt of information from, any Person that submits an Acquisition Proposal or discussions regarding such information for the sole purpose of ascertaining the terms of such Acquisition Proposal and determining whether the board of directors will in fact engage in, or authorize, negotiations) regarding an Acquisition Proposal other than the Merger; or

(g) By Acquired Corporation (provided that Acquired Corporation is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement), if prior to the adoption of this Agreement by the affirmative vote of the holders of the requisite number of the outstanding shares of Acquired Corporation Stock entitled to vote thereon at the Acquired Corporation Stockholders’ Meeting, the Board of Directors of Acquired Corporation has (i) withdrawn or modified or changed its recommendation or approval of this Agreement and the shares of Buyer Common Stock issuable hereunder in a manner adverse to

Buyer in order to approve and permit Acquired Corporation to accept a Superior Proposal and (ii) determined, after consideration of the written advice of outside legal counsel to Acquired Corporation, that the failure to take such action as set forth in the preceding clause (i) would be reasonably likely to result in a breach of the Board of Directors’ fiduciary duties under applicable Law, provided, however, that (ii) at least 2 business days prior to any such termination, Acquired Corporation shall, and shall cause its advisors to, negotiate with Buyer to make such adjustments in the terms and conditions of this Agreement as would enable Acquired Corporation to proceed with the transactions contemplated herein on such adjusted terms, or Buyer’s Board of Directors has failed to recommend or has withdrawn or modified its recommendation that Buyer’.

13.3 Damages.  In the event of termination pursuant to Section 13.2, this Agreement shall become void and have no effect, except as provided in Article 11, and except that Acquired Corporation and Buyer shall be liable for damages for any willful breach of warranty, representation, covenant or other agreement contained in this Agreement.

13.4 Termination Fee.  If Buyer terminates this Agreement pursuant to Section 13.2(f) hereof or if Acquired Corporation terminates this Agreement pursuant to Section 13.2(g) of this Agreement, and a definitive Contract with respect to an Acquisition Proposal or Acquisition Transaction other than the Merger has been entered into with respect to Acquired Corporation, then Acquired Corporation shall pay to Buyer an amount equal to $4,000,000 (the “Termination Fee”) upon the entry into such Contract. Acquired Corporation hereby waives any right to set-off or counterclaim against such amount. The Termination Fee shall be paid in same-day funds at or prior to the date of execution of such Contract.

ARTICLE 14

DEFINITIONS

(a) The following terms, which are capitalized in this Agreement, shall have the meanings set forth below for the purpose of this Agreement:

Acquired Corporation	Community Bancshares, Inc., a Delaware corporation.

Acquired Corporation Company	Acquired Corporation, the Bank, any Subsidiary of Acquired Corporation or the Bank, or any person or entity acquired as a Subsidiary of Acquired Corporation or the Bank in the future and owned by Acquired Corporation or the Bank at the Effective Date.

Acquired Corporation Options	Options respecting the issuance of a maximum of 1,641,500 shares of Acquired Corporation Stock pursuant to Acquired Corporation’s stock option plans or agreements.

Acquired Corporation SEC Reports	The forms, reports and documents filed by Acquired Corporation as described in Section 5.4.

Acquired Corporation Stock	Shares of common stock, par value $.10 per share, of Acquired Corporation.

Acquired Corporation Proxy Statement	The proxy statement used by Acquired Corporation to solicit the approval of its stockholders of the transactions contemplated by this Agreement, which shall include the prospectus of Buyer relating to the issuance of the Buyer’s Common Stock to the stockholders of Acquired Corporation.

Acquired Corporation Warrants	The warrants for issuance of a maximum of 140,187 shares of Acquired Corporation common stock pursuant to warrant agreements dated February 20, 2004 in favor of certain employees or former employees of FIG Partners, L.L.C.

Acquisition Proposal	Any tender offer or exchange offer or any proposal for a merger, acquisition of all or substantially all of the stock or assets of, or other business combination involving Acquired Corporation or any other Acquired Corporation Company or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, Acquired Corporation or any other Acquired Corporation Company.

Acquisition Transaction	Any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) any acquisition or purchase from Acquired Corporation by any Person or Group (other than Buyer or any of its Affiliates) of 25% or more in interest of the total outstanding voting securities of Acquired Corporation or any of its Subsidiaries, or any tender offer or exchange offer that if consummated would result in any Person or Group (other than Buyer or any of its affiliates) beneficially owning 25% or more in interest of the total outstanding voting securities of Acquired Corporation or any of its Subsidiaries, or any merger, consolidation, business combination or similar transaction involving Acquired Corporation pursuant to which the stockholders of Acquired Corporation immediately preceding such transaction hold less than 90% of the equity interests in the surviving or resulting entity (which includes the parent corporation of any constituent corporation to any such transaction) of such transaction; (ii) any sale or lease (other than in the ordinary course of business), or exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of 5% or more of the assets of Acquired Corporation; or (iii) any liquidation or dissolution of Acquired Corporation.

Agencies	Shall mean, collectively, the Federal Trade Commission, the United States Department of Justice, the Board of the Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the Office of Thrift Supervision, all state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries, HUD, the VA, the FHA, the GNMA, the FNMA, the FHLMC, the NASDAQ, and the SEC.

Agreement	This Agreement and Plan of Merger (including the exhibits hereto, which are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement an any other related instrument or document without being attached hereto) and the Schedules (including the exhibits thereto) to a Disclosure Supplement delivered pursuant hereto and incorporated herein by reference.

Assets	With respect to any Person shall mean all of the assets, properties, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person’s business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

Bank	Community Bank, an Alabama state bank.

Bank Merger	The merger of the Bank with Superior Bank as contemplated in Section 2.8 of this Agreement.

Buyer	The Banc Corporation, a Delaware corporation with its principal offices in Birmingham, Alabama.

Buyer Proxy Statement	The proxy statement used by Buyer to solicit the approval of its stockholders of the transactions contemplated by this Agreement, which shall include the prospectus of Buyer relating to the issuance of the Buyer’s Common Stock to the stockholders of Acquired Corporation.

Buyer’s Common Stock	Buyer’s Common Stock authorized and defined in the certificate of incorporation of Buyer, as amended.

Buyer SEC Reports	The forms, reports and documents filed by Buyer as described in Section 4.14.

Closing	The submission of the certificates of officers, legal opinions and other actions required to be taken in order to consummate the Merger in accordance with this Agreement.

Code	The Internal Revenue Code of 1986, as amended, and the regulations thereunder.

Consent	Any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

Contract	Any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, obligation, plan, practice, restriction, understanding or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business.

Default	(i) Any breach or violation of or default under any Contract, Order or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, Order or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any Liability under, any Contract Order or Permit.

DGCL	The Delaware General Corporation Law, as amended.

Disclosure Supplement	The disclosure supplement delivered by Acquired Corporation to Buyer or by Buyer to Acquired Corporation, as the case may be, concurrently with the execution and delivery of this Agreement. Each such Disclosure Supplement is hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

Effective Date	The date and time at which the Merger becomes effective as defined in Section 2.7 hereof.

Environmental Laws	The laws, regulations and governmental requirements referred to in Section 5.23 hereof.

ERISA	The Employee Retirement Income Security Act of 1974, as amended.

Exchange Ratio	0.8974 to 1.0, as provided in Section 3.1(a), and subject to adjustment as provided in Section 3.1(c).

FDIC Act	The Federal Deposit Insurance Act, as amended.

GAAP	Generally accepted accounting principles applicable to banks and bank holding companies consistently applied during the periods involved.

Knowledge	The actual knowledge of the Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, Chief Credit Officer or any Senior or Executive Vice President of Buyer, in the case of Knowledge of Buyer, or of such executive officers with comparable responsibility of Acquired Corporation and the Bank, in the case of knowledge of Acquired Corporation.

Law	Any code, law, ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities or business, including, without limitation, those promulgated, interpreted or enforced by any Agency.

Liability	Any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including, without limitation, costs of investigation, collection and defense), deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

Lien	Any conditional sale agreement, defect of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for current property Taxes not yet due and payable, (ii) for depository institution Subsidiaries of a Party, pledges to secure deposits and other Liens incurred in the ordinary course of the banking business, (iii) Liens in the form of easements and restrictive covenants on real property which do not materially adversely affect the use of such property by the current owner thereof, and (iv) Liens which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on a Party.

Litigation	Any action, arbitration, complaint, criminal prosecution, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding relating to or affecting a Party, its business, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement relating to or affecting a Party, its business, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement; provided that such term shall not include regular, periodic examinations of depository institutions and their affiliates by any Agency).

Line of Credit	The line of credit created by the Loan and Security Agreement dated as of May 6, 2004 between Acquired Corporation and First Commercial Bank, in the amount of $3,000,000.

Loan Property	Any property owned by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

Loss	Any and all direct or indirect payments, obligations, recoveries, deficiencies, fines, penalties, interest, assessments, losses, diminution in the value of Assets, damages, punitive, exemplary or consequential damages (including, but not limited to, lost income and profits and interruptions of business), liabilities, costs, expenses (including without limitation, reasonable attorneys’ fees and expenses, and consultant’s fees and other costs of defense or investigation), and interest on any amount payable to a third party as a result of the foregoing.

material	For purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

Material Adverse Effect	On a Party shall mean an event, change or occurrence which has a material adverse impact on (i) the financial position, Assets, business, or results of operations of such Party and its Subsidiaries, taken as a whole, or (ii) the ability of such Party to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that “material adverse effect” shall not be deemed to include the impact of (w) changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities, (x) changes in generally accepted accounting principles or regulatory accounting principles generally applicable to banks and their holding companies, (y) actions and omissions of a Party (or any of its Subsidiaries) taken with the prior written consent of the other Party in contemplation of the transactions contemplated hereby, and (z) the Merger and compliance with the provisions of this Agreement on the operating performance of the Parties.

Merger	The merger of Acquired Corporation with Buyer as contemplated in this Agreement.

NASDAQ	The National Market of the National Association of Securities Dealers Automated Quotation System.

Net Worth	For purposes of this Agreement, including Sections 3.1(c), 6.2(k) and 10.2 hereof, the term “Net Worth” which shall be calculated and used for determining whether a “Material Adverse Effect” has occurred with respect to the results of operations, cash flows, financial condition or stockholders’ equity of the Acquired Corporation, based upon the Acquired Corporation’s stockholders’ equity less adjustments for certain loans and credits shown in Section 6.2(l) of the Acquired Corporation’s Disclosure Supplement, and also, Net Worth shall not be reduced as a result of any expense incurred or losses realized as a result of this Agreement, changes in Laws or GAAP, the transactions contemplated hereby or any actions taken at the request or with the consent of Buyer, any mark-to-market changes in securities, pension assets and Derivative Contracts or any cost of terminating or changing any employee benefit plans, pursuant to Section 6.1(f)(iii) or 6.4 hereof.

Order	Any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency or Agency.

Party	Acquired Corporation or Buyer, and “Parties” shall mean both Acquired Corporation and Buyer.

Permit	Any federal, state, local, and foreign governmental approval, authorization, certificate, easement filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets or business.

Person	A natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

Registration Statement	The registration statement on Form S-4, or such other appropriate form, to be filed with the SEC by the Buyer, and which has been agreed to by Acquired Corporation, to register the shares of Buyer’s Common Stock offered to stockholders of the Acquired Corporation pursuant to this Agreement, including the Buyer Proxy Statement and the Acquired Corporation Proxy Statement.

Resulting Corporation	Buyer, as the surviving corporation resulting from the Merger.

SEC	United States Securities and Exchange Commission.

Stockholders’ Meetings	The special meetings of stockholders of Acquired Corporation and of Buyer called to approve the transactions contemplated by this Agreement.

Subsidiaries	All those corporations, banks, associations, or other entities of which the entity in question owns or controls 5% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 5% or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, however, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

Superior Proposal	Any Acquisition Proposal (on its most recently amended or modified terms, if amended or modified) (i) involving the acquisition of the entire equity interest in, or all or substantially all of the assets and liabilities of, the Acquired Corporation Companies and (ii) with respect to which the Board of Directors of Acquired Corporation (A) determines in good faith that such Acquisition Proposal, if accepted, is reasonably likely to be consummated on a timely basis, taking into account all legal, financial, regulatory and other aspects of the Acquisition Proposal and the Person or Group making the Acquisition Proposal, and (B) determines in its good faith judgment (based on, among other things, the advice of its financial advisors to be more favorable to Acquired Corporation’s stockholders than the Merger taking into account all relevant factors (including whether, in the good faith judgment of the Board of Directors of Acquired Corporation, after obtaining the advice of Acquired Corporation’s financial advisors the Person or Group making such Acquisition Proposal is reasonably able to finance the transaction and close it timely, and any proposed changes to this Agreement that may be proposed by Buyer in response to such Acquisition Proposal.)

Tax or Taxes	Any federal, state, county, local, foreign, and other taxes, assessments, charges, fares, and impositions, including interest and penalties thereon or with respect thereto.

Trust	Community (AL) Capital Trust I, a statutory trust organized under the laws of the State of Delaware.

1933 Act	The Securities Act of 1933, as amended, and the regulations thereunder.

1934 Act	The Securities Exchange Act of 1934, as amended, and the regulations thereunder.

ARTICLE 15

MISCELLANEOUS

15.1 Expenses.  (a) Except as otherwise provided in this Section 15.1, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that Buyer shall bear and pay the filing fees payable in connection with the Registration Statement and the Buyer Proxy Statement and printing costs incurred in connection with the printing of the Registration Statement and the Buyer Proxy Statement.

(b) Nothing contained in this Section 15.1 shall constitute or shall be deemed to constitute liquidated damages for the willful breach by a Party of the terms of this Agreement or otherwise limit the rights of the nonbreaching Party.

15.2 Benefit and Assignment.  Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

15.3 Governing Law.  This Agreement shall be governed by, and construed in accordance with the Laws of the State of Delaware without regard to any conflict of Laws.

15.4 Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed to constitute an original. Each such counterpart shall become effective when one counterpart has been signed by each Party thereto.

15.5 Headings.  The headings of the various articles and sections of this Agreement are for convenience of reference only and shall not be deemed a part of this Agreement or considered in construing the provisions thereof.

15.6 Severability.  Any term or provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining terms and provisions thereof or affecting the validity or enforceability of such provision in any other jurisdiction, and if any term or provision of this Agreement is held by any court of competent jurisdiction to be void, voidable, invalid or unenforceable in any given circumstance or situation, then all other terms and provisions, being severable, shall remain in full force and effect in such circumstance or situation and the term or provision shall remain valid and in effect in any other circumstances or situation.

15.7 Construction.  Use of the masculine pronoun herein shall be deemed to refer to the feminine and neuter genders and the use of singular references shall be deemed to include the plural and vice versa, as appropriate. The terms “include”, “including” and derivatives thereof shall mean “including without limitation” by reason of enumeration or otherwise. No inference in favor of or against any Party shall be drawn from the fact that such Party or such Party’s counsel has drafted any portion of this Agreement.

15.8 Confidentiality; Return of Information.  Between the date of this Agreement and the Effective Date, Buyer and Acquired Company will maintain in confidence, and will cause the directors, officers, employees, agents and advisors of Buyer and Acquired Corporation Companies to maintain in confidence any written, oral or other information obtained in confidence from another Person or from an Acquired Company in connection with this Agreement or the Merger, including any such information obtained prior to the date of this Agreement, unless (a) such information is already known to such party or to others not bound by a duty of confidentiality or such information becomes publicly available through no fault of such Party, (b) the use of such information is necessary or appropriate in making any filing or obtaining any consent or approval required for the Merger to be consummated, or (c) the furnishing or use of such information is required by legal proceedings.

In the event of termination of this Agreement prior to the Effective Date, each Party shall return to the other, without retaining copies thereof, all confidential or non-public documents, work papers and other materials obtained from the other Party in connection with the transactions contemplated in this Agreement and shall keep such information confidential, not disclose such information to any other person or entity, and not use such information in connection with its business.

15.9 Equitable Remedies.  The parties hereto agree that, in the event of a breach of this Agreement by either Party, the other Party may be without an adequate remedy at law owing to the unique nature of the contemplated transactions. In recognition thereof, in addition to (and not in lieu of) any remedies at law that may be available to the nonbreaching Party, the non-breaching Party shall be entitled to obtain equitable relief, including the remedies of specific performance and injunction, in the event of a breach of this Agreement by the other Party, and no attempt on the part of the non-breaching Party to obtain such equitable relief shall be deemed to constitute an election of remedies by the non-breaching Party that would preclude the non-breaching Party from obtaining any remedies at law to which it would otherwise be entitled.

15.10 Attorneys’ Fees.  If any Party hereto shall bring an action at law or in equity to enforce its rights under this Agreement (including an action based upon a misrepresentation or the breach of any warranty, covenant, agreement or obligation contained herein), the prevailing Party in such action shall be entitled to recover from the other Party its costs and expenses incurred in connection with such action (including fees, disbursements and expenses of attorneys and costs of investigation).

15.11 No Waiver.  No failure, delay or omission of or by any Party in exercising any right, power or remedy upon any breach or Default of any other Party shall impair any such rights, powers or remedies of the Party not in breach or Default, nor shall it be construed to be a wavier of any such right, power or remedy, or an acquiescence in any similar breach or Default; nor shall any waiver of any single breach or Default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any Party of any provisions of this Agreement must be in writing and be executed by the Parties to this Agreement and shall be effective only to the extent specifically set forth in such writing.

15.12 Remedies Cumulative.  All remedies provided in this Agreement, by law or otherwise, shall be cumulative and not alternative.

15.13 Entire Contract.  This Agreement and the documents and instruments referred to herein constitute the entire contract between the parties to this Agreement and supersede all other understandings with respect to the subject matter of this Agreement.

IN WITNESS WHEREOF, Acquired Corporation and Buyer have caused this Agreement to be signed by their respective duly authorized officers as of the date first above written.

COMMUNITY BANCSHARES, INC.

By:	/s/ Patrick M. Frawley

ITS:	Chairman, President and Chief Executive Officer

THE BANC CORPORATION

By:	/s/ C. Stanley Bailey
ITS: Chief Executive Officer

Exhibit A

Form of Support Agreement

THIS SUPPORT AGREEMENT is made and entered into as of this the 29th day of April, 2006, by and between THE BANC CORPORATION (“Buyer”), a Delaware corporation, and the undersigned non-employee director (the “Community Official”) of Community Bancshares, Inc., a Delaware corporation (“Acquired Corporation”), or of Community Bank, an Alabama bank (the “Bank”) .

WITNESSETH

WHEREAS, Buyer and Acquired Corporation have entered into an Agreement and Plan of Merger (the “Plan of Merger”), pursuant to which the parties thereto agree that Acquired Corporation will merge (the “Merger”) with and into Buyer, and Buyer shall be the surviving entity of the Merger;

NOW, THEREFORE, in consideration of the expenses that Buyer will incur in connection with the transactions contemplated by the Plan of Merger, and in order to preserve the value of the franchise to be purchased by Buyer and induce Buyer to proceed to incur such expenses, the Community Official makes the following agreements in favor of Buyer:

1.	Undertakings of Community Official

1.1 The Community Official agrees and undertakes, subject to the exercise of his fiduciary duties, to vote or cause to be voted in favor of the approval of the Plan of Merger all shares of Acquired Corporation Stock (as defined in the Plan of Merger), as to which he has voting power (other than shares held in a fiduciary capacity), which amount of shares is shown on the schedule attached hereto and made a part hereof, at any meeting or meetings (including any and all adjournments thereof) held on or before March 31, 2007. The parties hereto acknowledge and agree that nothing in this Section or this Agreement is intended to dictate or require that the Community Official vote as a director in any manner.

1.2 The Community Official further agrees that he will not transfer any of the shares of Acquired Corporation Stock over which he has dispositive power, which number of shares is shown on the schedule attached hereto and made a part hereof, until the vote upon the Plan of Merger by Acquired Corporation’s stockholders has been taken or until the Plan of Merger has been terminated pursuant to the provisions thereof, except (i) for transfers by operation of law, and (ii) for transfers in connection with which Buyer has consented to the transfer and the transferee shall agree in writing with Buyer to be bound by this Agreement as fully as the undersigned.

1.3 The Community Official further agrees not to exercise any Acquired Corporation Options owned by such individual.

1.4 This Section 1 shall terminate at such time as the Plan of Merger terminates or on the Effective Date.

2.	Agreement Not to Compete.

The Community Official agrees that for a period of one year following the Effective Date (as defined in the Plan of Merger), the Community Official will not serve as an officer or director, or acquire (other than by gift or inheritance) 5% or more of the outstanding voting securities, of any bank or savings and loan association or bank holding company, or federal or state chartered bank, savings bank, thrift, homestead association, savings association, savings and loan association or cooperative bank, that has a business location within any county in Alabama in which the Bank has a branch or its main office as of the date hereof.

3.	Miscellaneous

3.1 The provisions of this Agreement shall be enforceable through an action for damages at law or a suit for specific performance or other appropriate extraordinary relief, the Community Official acknowledging that remedies at law for breach or default might be or become inadequate.

3.2 The Community Official acknowledges and agrees that this Agreement is executed in connection with the sale of all of the business of Acquired Corporation.

3.3 To the extent permitted under applicable law, any provision of this Agreement may be amended or modified at any time, either before or after its approval by an agreement in writing among the parties hereto.

3.4 This Agreement may be executed in counterparts, each of which shall be deemed to constitute an original. Each such counterpart shall become effective when one counterpart has been signed by each party hereto.

3.5 This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Alabama applicable to agreements made and entirely to be performed within such State, except as federal law may be applicable.

3.6 The Community Official may not assign any of his rights or obligations under this Agreement to any other person.

3.7 This Agreement supersedes any and all oral or written agreements and understandings heretofore made between the parties hereto relating to the subject matter hereof and contains the entire agreement of the parties relating to the subject matter hereof; provided, however, that notwithstanding the foregoing, this Agreement does not modify or amend any stock option agreement, employment agreement, option or similar employee benefit agreement between any Acquired Corporation Company and the Community Official. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors, heirs and legatees.

IN WITNESS WHEREOF, the parties have signed this Agreement effective as of the date first set forth above.

THE BANC CORPORATION

By:

Title:

COMMUNITY OFFICIAL

SCHEDULE TO SUPPORT AGREEMENT

Number of shares of common stock, $      par value, of Community Bancshares, Inc. owned by the Community Official: shares.

ANNEX B

[Letterhead of Sandler, O’Neill & Partners, L.P.]

April 29, 2006

Board of Directors
The Banc Corporation
17 North 20th Street
Birmingham, AL 35203

Ladies and Gentlemen:

The Banc Corporation (“TBNC”) and Community Bancshares, Inc. (“Community”) have entered into an Agreement and Plan of Merger, dated as of April 29, 2006 (the “Agreement”), pursuant to which Community will be merged with and into TBNC (the “Merger”), with TBNC as the surviving entity. Under the terms of the Agreement, at the Effective Time and as a result of the Merger, each outstanding share of Community common stock (the “Community Common Stock”), other then certain shares as specified in the Agreement, will be converted into the right to receive 0.08974 shares of TBNC common stock (the “Exchange Ratio”). Cash will be paid in lieu of fractional shares. Capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement. The other terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to TBNC.

Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain publicly available financial statements and other historical financial information of TBNC that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Community that we deemed relevant; (iv) earnings per share estimates for TBNC for the years ending December 31, 2006 and 2007 as provided by, and reviewed with, senior management of TBNC; (v) earnings per share estimates for Community for the years ending December 31, 2006 and 2007 provided by and reviewed with senior management of Community; (vi) the pro forma financial impact of the Merger on TBNC, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by the senior management of TBNC; (vii) the publicly reported historical price and trading activity for TBNC’s and Community’s common stock, including a comparison of certain financial and stock market information for TBNC and Community and similar publicly available information for certain other companies the securities of which are publicly traded; (viii) the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available; (ix) the current market environment generally and the banking environment in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of TBNC, the business, financial condition, results of operations and prospects of TBNC and held similar discussions with certain members of senior management of Community regarding the business, financial condition, results of operations and prospects of Community.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources or that was provided to us by TBNC and Community or their respective representatives and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of management of TBNC and Community that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of TBNC or Community or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of TBNC and Community nor have we reviewed any individual credit files relating to TBNC and

B-1

Community. We have assumed, with your consent, that the respective allowances for loan losses for both TBNC and Community are adequate to cover such losses.

With respect to the earnings estimates for TBNC and Community reviewed with the managements of TBNC and Community and used by us in our analyses, TBNC’s and Community’s managements confirmed to us that they reflected the best currently available estimates and judgments of the respective managements of the respective future financial performances of TBNC and Community, respectively, and we assumed that such performances would be achieved. With respect to the projections of transaction expenses, purchase accounting adjustments, cost savings and stock repurchases determined by and reviewed with the senior management of TBNC, management confirmed to us that they reflected the best currently available estimates and judgments of such management and we assumed that such performances would be achieved. We express no opinion as to such financial projections or the assumptions on which they are based. We have also assumed that there has been no material change in TBNC’s or Community’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that TBNC and Community will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the agreements are not waived and that the Merger will be a tax-free reorganization for federal income tax purposes. Finally, with your consent, we have relied upon the advice TBNC has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of TBNC’s common stock will be when issued to Community’s shareholders pursuant to the Agreement or the prices at which TBNC’s or Community’s common stock may trade at any time.

We have acted as TBNC’s financial advisor in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion. TBNC has also agreed to indemnify us against certain liabilities arising out of our engagement. As you are aware, we have provided certain other investment banking services to TBNC in the past and have received compensation for such services.

In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to TBNC and Community and their affiliates. We may also actively trade the equity or debt securities of TBNC and Community or their affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Our opinion is directed to the Board of Directors of TBNC in connection with its consideration of the Merger and is directed only to the fairness, from a financial point of view, of the Exchange Ratio to TBNC and does not address the underlying business decision of TBNC to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for TBNC or the effect of any other transaction in which TBNC might engage. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without our prior written consent.

Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Exchange Ratio is fair to TBNC from a financial point of view.

Very truly yours,

/s/  Sandler O’Neill & Partners, L.P.

B-2

ANNEX C

[Letterhead of Burke Capital Group]

April 29, 2006
Board of Directors
The Banc Corporation
17 North 20th Street
Birmingham, Alabama 35203

Members of the Board of Directors:

The Banc Corporation (“TBNC”) and Community Bancshares, Inc. (“COMB”) have entered into an Agreement and Plan of Merger (the “Agreement”), dated as of the 29th day of April, 2006, whereby COMB will merge with and into TBNC (the “Merger”), with TBNC being the surviving corporation and with the issued and each outstanding share of common stock of COMB (“COMB Stock”) being converted into the right to receive 0.8974 shares of common stock (“Merger Consideration”) of TBNC (“TBNC Stock). The COMB option / warrant holders will receive cash consideration at closing for the spread value ($10.50 less the option / warrant exercise price). The terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, as of the date hereof, of the Merger Consideration that TBNC will render.

Burke Capital Group, L.L.C. (“BCG”) is an investment banking firm which specializes in financial institutions in the United States. TBNC has retained us to render our opinion to its Board of Directors.

In connection with this opinion, we have reviewed, among other things:

(i) the Agreement and certain of the exhibits thereto;

(ii) certain publicly available financial statements and other historical financial information of COMB and TBNC that we deemed relevant;

(iii) projected earnings, budgets and estimates for COMB and TBNC, prepared by management of COMB and TBNC;

(iv) the views of senior management of TBNC, based on discussions with members of senior management, regarding TBNC’s business, financial condition, results of operations and future prospects;

(v) the pro forma financial impact of the Merger on TBNC ’s ability to complete a transaction from a regulatory standpoint, based on assumptions determined by senior management of TBNC;

(vi) a comparison of certain financial information for COMB with similar publicly available information for certain other companies;

(vii) the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available;

(viii) the current market environment generally and the banking environment in particular; and

(ix) such other information, financial studies, analyses and investigations, and financial, economic and market criteria as we considered relevant.

In performing our review, we have relied upon the accuracy and completeness of the financial and other information that was available to us from public sources, that COMB and TBNC or their respective representatives provided to us or that was otherwise reviewed. We have further relied on the assurances of management of COMB and TBNC that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of COMB, TBNC or any of their subsidiaries, or the collectibility of any such assets, nor

C-1

have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of COMB or TBNC, nor have we reviewed any individual credit files relating to COMB or TBNC. We have assumed that the respective allowances for loan losses for both COMB and TBNC are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. With respect to the earnings estimates for COMB and TBNC and all projections of transaction costs, purchase accounting adjustments and expected cost savings that we reviewed, BCG assumed, with your consent, that they reflected the best currently available estimates and judgments of the respective managements of the respective future financial performances of COMB and TBNC and that such performances will be achieved. We express no opinion as to such earnings estimates or financial projections or the assumptions on which they are based. We have also assumed that there has been no material change in COMB’s or TBNC’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us, which is December 31, 2005. We have assumed in all respects material to our analysis that COMB and TBNC will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the Agreement and such other related agreements will perform all of the covenants they are required to perform thereunder and that the conditions precedent in the Agreement and such other related agreements are not waived.

Our opinion is necessarily based on financial, economic, market and other conditions, but does not address the underlying business or strategic decision of the merger, as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the price at which TNBC’s common stock may trade at any time.

We will receive a fee for our services as financial advisor to TBNC. During the first quarter of 2004, an affiliate of BCG provided investment banking services to COMB and received compensation in the form of cash and securities for such services.

This opinion is directed to the Board of Directors of TBNC and may not be reproduced, summarized, described or referred to or given to any other person without our prior consent.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair from a financial point of view.
Very Truly Yours,

/s/  Burke Capital Group, L.L.C.

Burke Capital Group, L.L.C.

C-2

ANNEX D

[letterhead of FIG Partners LLC]

April 29, 2006

Board of Directors
Community Bancshares, Inc.
68149 Main Street
Blountsville, AL 35013

Dear Members of the Board:

We understand that Community Bancshares, Inc., an Alabama corporation (“Acquired Corporation”), and its wholly owned subsidiary, Community Bank, an Alabama banking corporation (the “Bank”), and The Banc Corporation, an Alabama corporation (“Buyer”) are about to enter into a Plan and Agreement of Merger (the “Agreement”) dated April 29, 2006, pursuant to which on the Effective Date, the corporate existence of Acquired Corporation and of Buyer shall, as provided in the DGCL, be merged into and continued in the Resulting Corporation, and the Resulting Corporation shall be deemed to be the same corporation as Acquired Corporation and Buyer (the “Merger”). As set forth in Section 3.1 of the Agreement, at the Effective Date (as defined in the Agreement) each of the outstanding shares of Acquired Corporation Common Stock will be converted into and have the right to receive 0.8974 shares of Buyer common stock. Furthermore, all outstanding Acquired Corporation Options and the outstanding Acquired Corporation Warrants shall be cancelled and each holder of such options and the holder of such warrants shall be entitled to receive in exchange therefore the right to receive cash equal to the amount resulting when the number of Acquired Corporation Options or the number of Acquired Corporation Warrants, as the case may be, held by a holder thereof is multiplied by the Per Unit Value as defined in the Agreement. Additionally, as provided in the Agreement, if the Acquired Corporation exceeds the Required Net Worth as defined in the Agreement, then this excess shall be paid out to the holders of the Acquired Corporation Common Stock in the form of a dividend not to exceed fifty ($0.50) cents per share. The forgoing shall be referred to herein as the Merger Consideration. In connection therewith, you have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the shareholders of Acquired Corporation.

FIG Partners LLC (“FIG”), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bidding, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As you are aware, in the course of its daily trading activities, investment funds controlled by an affiliate (as such term is defined in Regulation 12G-2 promulgated under the Securities Exchange Act of 1934, as amended) of FIG and their affiliates may from time to time effect transactions and hold securities of Acquired Corporation and/or Buyer.

We were retained by Acquired Corporation to act as its financial advisor in connection with the Merger. We will receive compensation from Acquired Corporation in connection with our services. Acquired Corporation has agreed to indemnify us for certain liabilities arising out of our engagement.

During the course of our engagement and for the purposes of the opinion set forth herein, we have:

(i) reviewed the Agreement;

(ii) reviewed certain historical publicly available business and financial information concerning Acquired Corporation and Buyer;

(iii) reviewed certain internal financial statements and other financial and operating data concerning Acquired Corporation and Buyer;

(iv) analyzed certain financial projections prepared by the managements of Acquired Corporation and Buyer;

(v) held discussions with members of the senior managements of Acquired Corporation and Buyer for the purpose of reviewing the future prospects of Acquired Corporation and Buyer, including financial forecasts related to the respective businesses, earnings, assets, liabilities and the amount and timing of cost savings (the “Synergies”) expected to be achieved as a result of the Merger;

(vi) reviewed the terms of recent merger and acquisition transactions, to the extent publicly available, involving banks, thrifts and bank and thrift holding companies that we considered relevant; and

(vii) performed such other analyses and considered such other factors as we have deemed appropriate.

We also took into account our assessment of general economic, market and financial conditions and our experience in other transactions as well as our knowledge of the banking industry and our general experience in securities valuations.

In rendering this opinion, we have assumed, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the materials provided to us by Acquired Corporation and Buyer and in the discussions with Acquired Corporation and Buyer managements. In that regard, we have assumed that the financial forecasts, including, without limitation, the Synergies and projections regarding under-performing and nonperforming assets and net charge-offs have been reasonably prepared on a basis reflecting the best currently available information and judgments and estimates of Acquired Corporation and Buyer and that such forecasts will be realized in the amounts and at the times contemplated thereby. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed that such allowances for Acquired Corporation and Buyer are in the aggregate adequate to cover such losses. We were not retained to and did not conduct a physical inspection of any of the properties or facilities of Acquired Corporation, Buyer or their respective subsidiaries. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities of Acquired Corporation, Buyer or any of their respective subsidiaries and we were not furnished with any such evaluations or appraisals.

We have assumed that the Merger will be consummated substantially in accordance with the terms set forth in the Agreement. We have further assumed that the Merger will be accounted for as a purchase under generally accepted accounting principles. We have assumed that the Merger is, and will be, in compliance with all laws and regulations that are applicable to Acquired Corporation, the Bank, and Buyer. In rendering this opinion, we have been advised by Acquired Corporation and Buyer and we have assumed that there are no factors that would impede any necessary regulatory or governmental approval of the Merger and we have further assumed that, in the course of obtaining the necessary regulatory and governmental approvals, no restriction will be imposed on Buyer or the surviving corporations that would have a material adverse effect on the surviving corporations or the contemplated benefits of the Merger. We have also assumed that there would not occur any change in applicable law or regulation that would cause a material adverse change in the prospects or operations of Buyer or any of the surviving corporations after the Merger.

Our opinion is based solely upon the information available to us and the economic, market and other circumstances, as they exist as of the date hereof. Events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring or information that becomes available after the date hereof, except as otherwise agreed in our engagement letter.

This letter is solely for the information of the Board of Directors of Acquired Corporation and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement or any other document, except in each case in accordance with our prior written consent which shall not be unreasonably withheld; provided, however, that we hereby consent to the inclusion and reference to this letter in any registration statement, proxy statement, information statement or tender offer document to be delivered to the holders of Acquired Corporation Common Stock in connection with the Merger if and only if this letter is quoted in full or attached as an exhibit to such document and this letter has not been withdrawn prior to the date of such document.

Subject to the foregoing and based on our experience as investment bankers, our activities and assumptions as described above, and other factors we have deemed relevant, we are of the opinion as of the date hereof that the Merger Consideration to be received by the holders of Acquired Corporation Common Stock pursuant to the Agreement is fair, from a financial point of view, to the shareholders of Acquired Corporation.

Sincerely,

/s/  FIG Partners LLC

FIG Partners LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  Indemnification of directors and officers.

Superior Bancorp

Section 102(b)(7) of Delaware General Corporation Law grants corporations the right to limit or eliminate the personal liability of their directors in certain circumstances in accordance with provisions therein set forth. Superior Bancorp’s restated certificate of incorporation contains a provision eliminating or limiting director liability to Superior Bancorp and its stockholders for monetary damages arising from acts or omissions in the director’s capacity as a director. The provision does not, however, eliminate or limit the personal liability of a director

•	for any breach of such director’s duty of loyalty to Superior Bancorp or its stockholders.

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law.

•	under the Delaware statutory provision making directors personally liable, under a negligence standard, for unlawful dividends or unlawful stock purchases or redemptions.

•	for any transaction from which the director derived an improper personal benefit. This provision offers persons who serve on the board of directors of Superior Bancorp protection against awards of monetary damages resulting from breaches of their duty of care (except as indicated above). As a result of this provision, the ability of Superior Bancorp or a stockholder thereof to successfully prosecute an action against a director for a breach of his duty of care is limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director’s breach of his duty of care. The SEC has taken the position that the provision will have no effect on claims arising under the federal securities laws.

Section 145 of the Delaware General Corporation Law grants corporations the right to indemnify their directors, officers, employees and agents in accordance with the provisions therein set forth. Superior Bancorp’s bylaws provide for mandatory indemnification rights, subject to limited exceptions, to any director, officer, employee, or agent of Superior Bancorp who, by reason of the fact that he or she is a director, officer, employee, or agent of Superior Bancorp, is involved in a legal proceeding of any nature. Such indemnification rights include reimbursement for expenses incurred by such director, officer, employee, or agent in advance of the final disposition of such proceeding in accordance with the applicable provisions of Delaware law.

Superior Bancorp has entered into agreements with all of its directors and its executive officers pursuant to which Superior Bancorp has agreed to indemnify such directors and executive officers against liability incurred by them by reason of their services of a director to the fullest extent allowable under applicable law.

See Item 22 of this Registration Statement on Form S-4.

Item 21.	Exhibits.

Exhibits:

(2)-1	—	Agreement and Plan of Merger between Community Bancshares, Inc. and The Banc Corporation, dated April 29, 2006, filed as Exhibit 10 to The Banc Corporation’s Current Report on Form 8-K dated May 1, 2006, is hereby incorporated herein by reference.
(2)-2	—	Agreement and Plan of Merger between Kensington Bancshares, Inc. and The Banc Corporation, dated March 6, 2006, filed as Exhibit 10 to The Banc Corporation’s Current Form 8-K dated March 6, 2006, is hereby incorporated herein by reference.
(5)	—	Opinion of Haskell Slaughter Young & Rediker, LLC, as to legality of shares issued.*
(8)	—	Form of Opinion of Balch & Bingham LLP, as to certain tax consequences of the merger.
(10)-1	—	Agreement dated August 31, 2006 between Superior Bancorp and Patrick M. Frawley.
(10)-2	—	Agreement dated August 31, 2006 between Superior Bancorp and Stacey W. Mann.
(10)-3	—	Agreement dated August 31, 2006 between Superior Bank and John W. Brothers.

(10)-4	—	Agreement dated August 31, 2006 between Superior Bank and William H. Caughran, Jr.
(23)-1	—	Consent of Carr, Riggs & Ingram, LLC, as to Superior Bancorp.
(23)-2	—	Consent of Ernst & Young LLP, as to Superior Bancorp.
(23)-3	—	Consent of Carr, Riggs & Ingram, LLC, as to Community Bancshares, Inc.
(23)-4	—	Consent of Haskell Slaughter Young & Rediker, LLC, included in Exhibit 5.*
(23)-5	—	Consent of Balch & Bingham, LLP, included in Exhibit 8.
(24)	—	Power of Attorney. See signature pages to Form S-4.*
(99)-1	—	Consent of Sandler O’Neill & Partners, L.P.*
(99)-2	—	Consent of Burke Capital Group, LLC.*
(99)-3	—	Consent of FIG Partners LLC.*
(99)-4	—	Form of Proxy for Superior Bancorp.*
(99)-5	—	Form of Proxy for Community Bancshares, Inc.*

*	Previously filed.

Item 22.	Undertakings.

a) The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(3) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) The undersigned registrant undertakes as follows:

(1) that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(f) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(g) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(h) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Birmingham, Alabama, on September 6, 2006.

SUPERIOR BANCORP

By:	/s/ C. Stanley Bailey
C. Stanley Bailey
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* C. Stanley Bailey	Chief Executive Officer (Principal Executive Officer) and Director	September 6, 2006

* James C. Gossett	Chief Accounting Officer (Principal Financial and Accounting Officer)	September 6, 2006

* James A. Taylor	Chairman of the Board	September 6, 2006

* Roger Barker	Director	September 6, 2006

* K. Earl Durden	Director	September 6, 2006

* Rick D. Gardner	Chief Operating Officer and Director	September 6, 2006

* Thomas E. Jernigan, Jr.	Director	September 6, 2006

* James Mailon Kent, Jr.	Director	September 6, 2006

* James M. Link	Director	September 6, 2006

* Barry Morton	Director	September 6, 2006

* Robert R. Parrish, Jr.	Director	September 6, 2006

Signature		Title	Date

* C. Marvin Scott		President and Director	September 6, 2006

* Michael E. Stephens		Director	September 6, 2006

* James C. White, Sr.		Director	September 6, 2006

*By:	/s/ C. Stanley Bailey C. Stanley Bailey Attorney-in-Fact